As filed with Securities and Exchange Commission on July 20, 2020

Registration No. 333–239415

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

iTeos Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2836	84-3365066
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

iTeos Therapeutics, Inc. 139 Main Street

Cambridge, MA 02142 (339) 217 0162 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michel Detheux, Ph.D. Chief Executive Officer iTeos Therapeutics, Inc. 139 Main Street

Cambridge, MA 02142 (339) 271 0161 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Bloom, Esq. Danielle Lauzon, Esq. Stephanie A. Richards, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000	Divakar Gupta Richard C. Segal Brent B. Siler Madison A. Jones Cooley LLP 55 Hudson Yards New York, New York 10001 (212) 479-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)(4)
Common stock, $0.001 par value per share	10,235,000	$18.00	$184,230,000	$23,913.05

(1)	Includes 1,335,000 shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3)	Includes the offering price of shares that the underwriters may purchase pursuant to an option to purchase additional shares.
(4)	Calculated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. $12,980 of this registration fee was previously paid by the Registrant in connection with the filing of the Registration Statement on Form S-1 on June 24, 2020.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated July 20, 2020

Preliminary prospectus

8,900,000 Shares

Common stock

This is an initial public offering of shares of common stock by iTeos Therapeutics, Inc. We are offering 8,900,000 shares of our common stock. The initial public offering price is expected to be between $16.00 and $18.00 per share.

Prior to this offering, there has been no public market for our shares. We have applied to list our common stock on The Nasdaq Global Market under the symbol “ITOS.”

We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and for future filings.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to iTeos Therapeutics, Inc., before expenses	$	$
(1)	See “Underwriting” for a description of compensation payable to the underwriters.

We have granted the underwriters an option for a period of up to 30 days to purchase up to 1,335,000 additional shares of our common stock.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read carefully the discussion of the material risks of investing in our common stock under the heading “Risk factors ” starting on page 14 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities that may be offered under this prospectus, nor have any of these organizations determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about             , 2020.

J.P. Morgan	SVB Leerink	Piper Sandler

Wedbush PacGrow

            , 2020

Neither we nor the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus, any amendment or supplement to this prospectus and any related free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus or in any free writing prospectus is only accurate as of its date, regardless of its time of delivery or the time of any sale of our common stock. Our business, financial condition, results of operations and future prospects may have changed since that date. No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Through and including                             , 2020 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

About this prospectus

On October 4, 2019, we completed a corporate reorganization in which iTeos Therapeutics, Inc., iTeos Belgium SA, and the stockholders of iTeos Belgium SA entered into an Equity Contribution and Exchange Agreement, or the Share Exchange, pursuant to which all outstanding shares of preferred stock, common stock and profit certificates of iTeos Belgium SA were exchanged on a one-for-one basis for newly issued shares of iTeos Therapeutics, Inc. iTeos Therapeutics, Inc. was a newly formed holding company, and as a result of the Share Exchange, iTeos Belgium SA became a wholly owned subsidiary of iTeos Therapeutics, Inc. iTeos Therapeutics US, Inc. included our U.S. operations and was located in Cambridge, Massachusetts. iTeos Therapeutics US, Inc., which was a wholly owned subsidiary of iTeos Belgium SA prior to the Share Exchange, continued to be a wholly owned subsidiary of iTeos Belgium SA throughout 2019. On February 28, 2020, iTeos Therapeutics, Inc. purchased iTeos Therapeutics US, Inc. from iTeos Belgium SA and then the entities effectively merged.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “iTeos” “the company,” “we,” “us” and “our” refer to (i) iTeos Belgium SA and its wholly owned subsidiary iTeos Therapeutics US, Inc. prior to the completion of our corporate reorganization and (ii) iTeos Therapeutics, Inc. and its subsidiary iTeos Belgium SA after the completion of our corporate reorganization.

We own or have applied for rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

Prospectus summary

This summary highlights information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. You should also consider, among other things, the information set forth under the sections titled “Risk factors,” “Special note regarding forward-looking statements,” and “Management’s discussion and analysis of financial condition and results of operations,” in each case appearing elsewhere in this prospectus. Unless the context otherwise requires, we use the terms “iTeos,” “the Company,” “we,” “us,” “our” and similar designations in this prospectus to refer to iTeos Therapeutics, Inc. and, where appropriate, its subsidiary.

Overview

We are a clinical-stage biopharmaceutical company pioneering the discovery and development of a new generation of highly differentiated immuno-oncology therapeutics for patients. We leverage our deep understanding of the tumor microenvironment and immunosuppressive pathways to design novel product candidates with an aim to improve the clinical benefit of oncology therapies. Our innovative pipeline includes two clinical-stage programs targeting novel, validated immuno-oncology pathways designed to build on prior learnings in the field to have differentiated pharmacological and clinical profiles. Our most advanced product candidate, EOS-850, is designed as a highly selective small molecule antagonist of the adenosine A2a receptor, or A2AR, in the adenosine triphosphate, or ATP, adenosine pathway, a key driver of immunosuppression in the tumor microenvironment across a broad range of tumors. We are investigating EOS-850 in an open-label Phase 1/2a clinical trial in adult patients with advanced solid tumors and we expect to report initial data from monotherapy and combination therapy expansion cohorts in the first half of 2021. Our lead antibody product candidate, EOS-448, is an antagonist of TIGIT, or T-cell immunoreceptor with Ig and ITIM domains, a checkpoint that has a role in both inhibitory and stimulatory pathways in the immune system. EOS-448 was also designed to engage the Fc gamma receptor, or FcgR, to promote antibody-dependent cellular cytotoxicity, or ADCC, activity, including the elimination of tumor-infiltrating regulatory T cells, or Tregs. We have recently initiated an open-label Phase 1/2a clinical trial of EOS-448 in adult patients with advanced solid tumors and expect to report initial data in the first half of 2021. We retain worldwide rights to develop and commercialize all of our product candidates.

In recent years, the treatment of cancer has been reshaped by the promise of immuno-oncology therapies, particularly checkpoint inhibitors, or CPIs. Cancer cells have evolved the ability to evade recognition by the immune system, including by expressing immune checkpoints that inhibit the immune response. Therapies that target these checkpoint interactions have shown the ability to reactivate the immune response against tumors and have become a foundation of immuno-oncology regimens. While these therapies have provided significant therapeutic benefit in a number of indications, they have been shown clinically to have limited efficacy in a majority of patients with cancer. Furthermore, in patients where CPIs are initially efficacious, the long-term benefit has been shown to be limited as the majority of these patients eventually become resistant or refractory to therapy. In the United States, approximately 44% of patients are eligible for CPIs, and 20% to 30% of those patients actually respond to such treatment.

We are dedicated to understanding immune resistance pathways with the goal of generating novel product candidates that restore the immune response against cancer. Our drug discovery efforts are driven by our extensive knowledge in immuno-metabolism, characterization of immunosuppressive mechanisms in the tumor microenvironment, pharmacology and translational medicine. Our two clinical-stage product candidates, EOS-850 and EOS-448, each target a key mechanism that inhibits an effective antitumor immune response: the ATP-adenosine pathway and a novel checkpoint TIGIT, respectively. We believe that both product candidates have the potential to further increase patient responses to standard cancer therapies, including immunotherapy. We are integrating a biomarker-rich strategy into our clinical programs to maximize this potential through choosing synergistic combination agents and identifying patients most likely to benefit from our product candidates. We are also using our deep understanding of the critical immune resistance pathways to identify new targets and generate additional differentiated programs for underexploited pathways validated by a strong scientific rationale.

Our pipeline

The following chart summarizes our clinical product pipeline. We hold worldwide development and commercialization rights to our product candidates.

EOS-850, our A2AR antagonist for cancer immunotherapy

The ATP-adenosine pathway is recognized as a key pathway that modulates immune responses in pathological conditions. We designed EOS-850 to inhibit the ATP-adenosine pathway by specifically targeting A2AR, which is the primary adenosine receptor on immune cells with a high affinity for adenosine. We also chose to target A2AR because we believe it is a key mediator of immunosuppression in this pathway as opposed to targeting upstream enzymes that are involved in production of adenosine in tumors. A2AR is expressed across a number of solid tumors and hematological malignancies with high unmet medical need making it a target with broad clinical potential. As elevated levels of adenosine in the tumor microenvironment are known to be immunosuppressive, we also designed EOS-850 to remain potent at high adenosine concentrations and maintain continuous target coverage. With this profile, we believe that EOS-850 has the potential for enhanced antitumor activity as compared to other A2AR antagonists currently in clinical development.

In our preclinical studies, we showed that EOS-850 inhibited adenosine pathway-mediated immunosuppression and led to both T cell activation and antitumor activity, when dosed either as monotherapy or in combination with CPIs and chemotherapy. We also showed in preclinical studies that dosing of EOS-850 in combination with a CPI resulted in the rejection of tumors after reintroduction without further treatment, suggesting the potential for a durable immune memory response. In the dose escalation portion of our ongoing Phase 1/2a clinical trial of EOS-850 in 21 heavily pre-treated patients with advanced solid tumors, we observed preliminary evidence of clinical benefit in seven patients who have achieved at least stable disease. Of these seven patients, as of July 7, 2020, two have exhibited confirmed partial responses, one with CPI-refractory metastatic melanoma and one with heavily pretreated metastatic castration-resistant prostate cancer, or CRPC. The antitumor activity results from the dose escalation portion of our ongoing Phase 1/2a clinical trial are considered exploratory and no statistical analysis of the results from this portion of the trial is planned. EOS-850 has been reported to be generally well tolerated, and as of July 7, 2020, with seven of 33 patients remaining on-study, we have observed no dose-limiting toxicity and one possibly drug-related serious adverse event of pericardial effusion, which is under investigation. Based on these results, we plan to continue development of EOS-850 both as a monotherapy, to further evaluate activity we have observed and to identify relevant biomarkers for patient selection, and in combination with pembrolizumab, a CPI approved for use in a variety of cancers, and other standard cancer therapies. We are currently enrolling a monotherapy expansion cohort of up to 24 patients to further evaluate the safety, pharmacodynamics and pharmacokinetics of the recommended Phase 2 dose in a subset of solid tumor indications that we believe are most likely to benefit from single-agent treatment including melanoma, non-small cell lung cancer, or NSCLC, CRPC and endometrial cancer. We expect to report initial data from the expansion cohort of this Phase 1/2a clinical trial in the first half of 2021. We are also analyzing tumor samples from our enrolled patients to help identify biomarkers that could be used to select patients in future clinical trials. These biomarkers include the expression of A2AR and adenosine-producing enzymes within the tumor, the presence of immune cells within the tumor and several tumor gene signatures, including an immune gene signature. We plan to use these data to determine the correlation between expression of these potential predictive markers and clinical response to EOS-850.

We are planning to further assess EOS-850 in combination with pembrolizumab and with chemotherapy beginning in the third quarter of 2020, initially evaluating safety and tolerability of the combination regimens before enrolling expansion cohorts in select indications. We have selected settings where current immunotherapies, such as CPIs, have not had optimal outcomes, such as in (i) CRPC, for which CPIs have had limited benefit, (ii) melanoma patients who are resistant to treatment with anti-PD-1 antibodies, and (iii) the 60% of patients with triple-negative breast cancer, or TNBC, who are not eligible to receive standard-of-care atezolizumab, a CPI, in combination with chemotherapy as a first line treatment for metastatic disease.

EOS-448, our FcgR-engaging anti-TIGIT antibody

EOS-448 is an anti-TIGIT human immunoglobulin G1, or IgG1, antibody that we are developing to inhibit the immunosuppressive activity of TIGIT. TIGIT is a cell surface receptor expressed on multiple immune cells, including CD8+ T cells, natural killer, or NK, cells and T regulatory cells, or Tregs, a cell population that inhibits the immune response and, in the context of cancer, promotes tumor growth by inhibiting the activation and proliferation of effector T cells and NK cells. TIGIT has also been shown to be a mediator of resistance to existing CPIs, including anti-PD-1. We have designed EOS-448 to have high affinity for TIGIT and also to actively engage FcgR. We have shown in preclinical studies using a mouse anti-TIGIT antibody that engagement of FcgR was an important mediator of antitumor activity in vivo. Engagement of FcgR by EOS-448 results in activation of a number of immune cells, including NK cells, macrophages and other effector cells, promoting inflammation and their cell killing function. Through engagement of FcgR and activation of ADCC, EOS-448 is designed to deplete Tregs, which are known to express high levels of TIGIT, within the tumor microenvironment. In our preclinical studies, we have also shown that EOS-448 had high binding to TIGIT and, compared to a number of clinical stage anti-TIGIT antibody equivalents, generated high levels of immune cell activation in an IL-2 promoter-dependent functional assay.

Our preclinical data suggest that EOS-448 has the potential to deliver robust single-agent antitumor activity and could be complementary to and used in combination with other cancer therapies such as CPIs and chemotherapy. Our preclinical data also suggests that EOS-448 is active in combination with EOS-850 and chemotherapy, thus creating the potential for intra-portfolio synergies. TIGIT is also expressed on tumor cells in certain hematological malignancies. Based on the high expression of TIGIT in multiple solid tumors and hematological malignancies, we believe there is significant potential for EOS-448 in clinical applications. We recently began the dose escalation portion of a Phase 1/2a clinical trial of EOS-448 as a monotherapy in patients with solid tumors with the primary goal of assessing its safety and tolerability. The dose escalation portion is expected to be completed in the fourth quarter of 2020, with the data being reported in the first half of 2021, which we anticipate will enable us to start multiple expansion cohorts in select indications with different combinations.

Following the dose escalation, we are planning to evaluate EOS-448 in monotherapy and in combination with an anti-PD-1 antibody and other standard cancer therapies in solid tumors and hematological cancers. We intend to select indications for the investigation of EOS-448 based on biologic rationale that we believe could predict meaningful clinical responses, such as the prevalence of expression of TIGIT, of key ligands and co-receptors, and the infiltration of effector cells and Tregs, as well as the competitive landscape and unmet medical need. We have identified tumors with elevated TIGIT expression, suggesting it could play a critical role in creating and maintaining a highly immunosuppressive tumor microenvironment, such as melanoma, head and neck squamous cell carcinoma, gastric cancer, lung cancer and breast cancer.

Preclinical programs

We have developed significant expertise in tumor immunology and the tumor microenvironment, which we are leveraging to expand our pipeline. We have active research programs focused on additional targets that complement our clinical adenosine and TIGIT programs. We anticipate selecting a development candidate for the adenosine pathway inhibitor to advance into IND-enabling toxicology studies by the first quarter of 2021. We plan to continue to further our knowledge in tumor immunity and the tumor microenvironment and select targets for additional candidates to ensure continuous development of our pipeline.

Our history and team

We began our research and development activities as a spin-off of Ludwig Cancer Research and have built significant expertise in designing novel cancer immunotherapies.

We have assembled a seasoned management team with extensive experience in developing novel oncology therapies, including advancing product candidates from preclinical research through clinical development and ultimately regulatory approval and commercialization. Our team is led by our President, Chief Executive Officer and founder Michel Detheux, Ph.D., who gained extensive experience in research and business development at Ogeda SA. Matt Call, MBA, our Chief Operating Officer, spent over 16 years and held numerous roles including Chief Operating Officer at Endocyte, Inc. Joanne Lager, M.D., our Chief Medical Officer, has 16 years of experience in oncology drug development, most recently as Head of Global Oncology Development at Sanofi.

Matthew Gall, our Chief Financial Officer, has over 15 years of experience in healthcare and was most recently the Senior Vice President of Corporate Development and Treasurer at Sarepta Therapeutics, Inc.

We have raised $177.1 million of capital, from a group of leading life sciences investors, including MPM Capital, RA Capital Management, Boxer Capital, Janus Henderson, HBM Funds, RTW Investments and The Invus Group.

Strategy

Our vision is to transform the treatment of patients suffering from cancer by creating a broad portfolio of immuno-oncology therapies focused on novel targets in the tumor microenvironment. The key pillars of our strategy to achieve our vision include:

•

Build upon the differentiated profile and encouraging preliminary single-agent activity of our most advanced product candidate, EOS-850, to advance it through clinical development and regulatory approval.    Based on the preliminary single-agent activity we observed in the dose escalation portion of our Phase 1/2a clinical trial, we intend to advance EOS-850 as a single agent and in combination with standard cancer treatments for a range of solid tumors. We plan to initiate expansion cohorts of EOS-850 in combination with pembrolizumab in patients with melanoma who are resistant to anti-PD-1 therapy and in patients with CRPC, and in combination with carboplatin and paclitaxel in patients with TNBC.

•

Exploit the broad potential of TIGIT inhibition and advance EOS-448, our FcgR-engaging anti-TIGIT antibody, through clinical development and regulatory approval.    We believe that the profile of EOS-448, with inhibition of TIGIT and engagement of FcgR, has the potential to deliver potent antitumor activity across a wide range of cancer types. We have initiated a Phase 1/2a clinical trial of EOS-448 as a monotherapy for patients with solid tumors and expect to report initial dose-escalation data in the first half of 2021. We intend to evaluate EOS-448 in multiple solid tumors and hematological malignancies as a single agent and in combination with existing therapies, including CPIs, as well as with our A2AR antagonist, EOS-850.

•

Leverage our deep understanding of immune pathways and the tumor microenvironment to identify novel product candidates.    Since our founding, we have established extensive knowledge in immuno-metabolism, characterization of the immunosuppressive mechanisms in the tumor microenvironment, pharmacology and translational medicine. We plan to leverage our expertise to continue to select and pursue novel immuno-oncology product candidates both through in-house research and in-licensing of complementary technologies.

•

Maximize the value of our product candidates and pipeline by selectively entering into strategic collaborations.    We hold worldwide development and commercial rights to our pipeline of immuno-oncology programs, and we intend to commercialize our product candidates, if approved, in key geographies. In the future, we may selectively enter into strategic collaborations around certain targets, product candidates, disease areas or geographies and to enable potentially synergistic therapeutic combinations if we believe these collaborations could maximize the value of our product candidates and bring them to more patients. For example, we have entered into a non-exclusive clinical supply agreement with Merck & Co, or Merck, to evaluate EOS-850 in combination with pembrolizumab.

•

Maintain a strong culture of innovation and build a leading immuno-oncology company putting patients first in everything we do.    Core to our strategy is continuing to build a team and company culture that prioritizes patient needs as we develop our lead programs and pipeline assets by applying our deep expertise in understanding of the tumor microenvironment to the discovery and development of novel immuno-oncology therapies that have the potential to provide breakthroughs for patients suffering from cancers with limited treatment options. We believe our presence in Cambridge, Massachusetts and Belgium is a strategic advantage that enhances our ability to attract global talent and remain at the forefront of innovation in the field of immuno-oncology.

Series B-2 convertible preferred stock financing

In March 2020, we raised an aggregate of $125.4 million in gross proceeds from the sale of our Series B-2 convertible preferred stock, led by Boxer Capital LLC and RA Capital Management L.P. and with participation from multiple other dedicated life sciences investors.

Risks associated with our business

Our ability to implement our business strategy is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section entitled “Risk factors” in this prospectus. These risks include, among others:

•	Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability;

•	We have incurred significant losses since inception, and we expect to incur losses over the next several years and may not be able to achieve or sustain revenues or profitability in the future;

•	We have never generated any revenue from product sales and may never be profitable;

•

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development or commercialization efforts;

•

We will not be able to commercialize our current product candidates and any future product candidates if our preclinical studies do not produce successful results or our clinical trials do not demonstrate the safety and efficacy of our current or future product candidates;

•

Difficulty in enrolling patients could delay or prevent clinical trials of our current product candidates and any future product candidates. We may find it difficult to enroll patients in our ongoing clinical trials or any subsequent trials we may conduct and our receipt of necessary regulatory approvals could be delayed or prevented;

•

Even if our development efforts are successful, we may not obtain regulatory approval for any of our current product candidates or any future product candidates in the United States or other jurisdictions, which would prevent us from commercializing our current product candidates and any future product candidates;

•	If we are unable to successfully commercialize any product candidate for which we receive regulatory approval, or experience significant delays in doing so, our business will be materially harmed;

•

If we are unable to obtain and maintain sufficient intellectual property protection for our current product candidates or any future product candidates, or if the scope of the intellectual property protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be adversely affected;

•

We rely on third parties to conduct our clinical trials and perform some of our research and preclinical studies. If these third parties do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, our development programs may be delayed or subject to increased costs, each of which may have an adverse effect on our business and prospects;

•	If the current public health pandemic related to coronavirus (COVID-19) continues to worsen, our operations, business and financial results may be adversely impacted; and

•	We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Corporate information

We were incorporated in October 2019 under the laws of the State of Delaware. Our principal executive offices are located at 139 Main Street, Cambridge, MA 02142, and our telephone number is (339) 217-0162. We have one subsidiary located in Belgium, iTeos Belgium SA, which was incorporated in August 2011 under the laws of Belgium. Our website address is https://www.iteostherapeutics.com. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Corporate reorganization

Pursuant to the corporate reorganization, on October 4, 2019, iTeos Therapeutics, Inc., iTeos Belgium SA, and the stockholders of iTeos Belgium SA entered into an Equity Contribution and Exchange Agreement, or the Share Exchange, pursuant to which all outstanding shares of preferred stock, common stock and profit certificates of iTeos Belgium SA were exchanged on a one-for-one basis for newly issued shares of iTeos Therapeutics, Inc. iTeos Therapeutics, Inc. was a holding company, and as a result of the Share Exchange, iTeos Belgium SA became a wholly owned subsidiary of iTeos Therapeutics, Inc. Please see “Corporate reorganization” for more information.

Implications of being an emerging growth company and a smaller reporting company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

being permitted to only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	not being required to hold advisory votes on executive compensation or to obtain stockholder approval of any golden parachute arrangements not previously approved; and

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and

Exchange Commission, or the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

We have elected not to “opt out” of the exemption for the delayed adoption of certain accounting standards and, therefore, we will adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard, unless earlier adopted, and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

The offering

Common stock offered by us	8,900,000 shares

Common stock to be outstanding after this offering	31,748,491 shares (or 33,083,491 shares if the underwriters exercise their option to purchase additional shares in full)

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to 1,335,000 additional shares of our common stock at the initial public offering price, less the underwriting discounts and commissions.

Use of proceeds	We estimate that the net proceeds to us from the sale of 8,900,000 shares of our common stock in this offering will be $137.8 million, or $158.9 million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering, together with our existing cash to (i) fund clinical development of EOS-850, (ii) fund clinical development of EOS-448, (iii) fund development of other product candidates in our pipeline and our drug discovery programs and (iv) for general corporate purposes. See “Use of proceeds.”

Proposed Nasdaq Global Market symbol	“ITOS”

Risk factors	Investment in our common stock involves substantial risks. You should read this prospectus carefully, including the section entitled “Risk factors” and the financial statements and the related notes to those statements included in this prospectus, before investing in our common stock.

The number of shares of our common stock outstanding after this offering is based on 22,848,491 shares of our common stock outstanding as of June 30, 2020, assuming the automatic conversion of all outstanding shares of our preferred stock into 22,460,076 shares of common stock upon the completion of this offering (including 849,361 shares of common stock issuable upon settlement of a 6% accruing dividend on certain shares of our preferred stock in connection with the conversion of such preferred stock into common stock), and excludes:

•

3,323,378 shares of common stock issuable upon exercise of options outstanding under our 2019 Stock Option and Grant Plan, or our 2019 Plan, at a weighted-average exercise price of $5.29 per share, as of June 30, 2020;

•

9,001 shares of common stock reserved for issuance under our 2019 Plan as of June 30, 2020, which shares will cease to become available for issuance at the time our 2020 Stock Option and Incentive Plan becomes effective;

•

3,809,818 shares of common stock to be reserved for future issuance under our 2020 Stock Option and Incentive Plan, or our 2020 Plan, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, including 951,508 shares of our common stock, which would increase the ownership of our company of Michel Detheux, our Chief Executive Officer, to 5% of our capitalization following this offering assuming that we sell 8,900,000 shares in this offering, issuable upon the exercise of a stock option granted to Dr. Detheux pursuant to the terms of his employment agreement, and stock options to purchase an aggregate of 116,256 shares of our common stock to be granted to our non-employee directors, all to be granted upon the effectiveness of the registration statement of which this prospectus forms a part and with an exercise price equal to the initial public offering price per share; and

•

317,484 shares of common stock to be reserved for future issuance under our 2020 Employee Stock Purchase Plan, or the 2020 ESPP, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Except as otherwise noted, all information in this prospectus:

•

gives effect to a one for 3.3115 reverse stock split of our common stock effected on July 20, 2020 and a corresponding adjustment to the ratio at which our preferred stock is convertible into our common stock;

•	assumes no exercise of the underwriters’ option to purchase up to 1,335,000 additional shares of common stock in this offering;

•	assumes no exercise of the outstanding options described above;

•	gives effect to the automatic conversion upon completion of this offering of all outstanding shares of preferred stock into an aggregate of 22,460,076 shares of common stock; and

•	assumes the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, which will occur upon the closing of this offering.

Summary consolidated financial data

The following summary consolidated financial data should be read together with “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The summary consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

We have derived the consolidated statement of operations data for the years ended December 31, 2018 and 2019 from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the summary statement of operations data for the three months ended March 31, 2019 and 2020 and the summary consolidated balance sheet data as of March 31, 2020 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim period results are not necessarily indicative of results to be expected for a full year or any other interim period.

	Year ended December 31,		Three months ended March 31,
(in thousands, except share and per share amounts)	2018	2019	2019	2020

Consolidated statement of operations data:
Operating expenses:
Research and development expenses	$17,189	$19,211	$4,351	$5,825
General and administrative expenses	4,312	8,837	1,769	2,418

Total operating expenses	21,501	28,048	6,120	8,243

Loss from operations	(21,501)	(28,048)	(6,120)	(8,243)

Other income and expenses:
Grant income	2,928	3,989	764	1,589
R&D tax credits	756	790	198	184
Fair value adjustment for preferred stock tranche rights liability and anti-dilution warrants liability	(130)	1,019	784	1,265
Other expense, net	(99)	(85)	(28)	(42)

Net loss before income tax	(18,046)	(22,335)	(4,402)	(5,247)
Income tax expense	11	119	—	—

Net loss	(18,057)	(22,454)	(4,402)	(5,247)
Cumulative dividends on Series A Preferred Stock	(427)	(427)	(107)	(107)
Accretion of redeemable convertible preferred stock to redemption value	(1,582)	(3,654)	(697)	(1,195)

Net loss attributable to common stockholders	$(20,066)	$(26,535)	$(5,206)	$(6,549)

Basic and diluted net loss per common share (1)	$(108.05)	$(130.85)	$(28.03)	$(25.53)

Weighted-average common shares outstanding—basic and diluted (1)	185,716	202,793	185,716	256,548

Pro forma net loss per share attributable to common stockholders—basic and diluted (1)		$(2.99)		$(0.53)

Pro forma weighted-average common shares outstanding—basic and diluted (1)		7,510,702		9,912,494

(1)	See Note 13 to our consolidated financial statements and Note 11 to our unaudited interim financial statements appearing elsewhere in this prospectus for further details on the calculation of basic and diluted net loss per common share and on the calculation of pro forma basic and diluted earnings per common share.

	As of March 31, 2020
(in thousands)	Actual	Pro forma(1)	Pro forma as adjusted(2)

Balance sheet data:
Cash	$147,732	$147,732	$285,541
Total assets	153,970	153,970	291,779
Redeemable convertible preferred stock	177,978	—	—
Accumulated deficit	(41,112)	(41,112)	(41,112)
Total stockholders’ (deficit) equity	(38,526)	139,452	277,261

(1)	Pro forma balance sheet data give effect to the automatic conversion of all outstanding shares of convertible preferred stock into 22,460,076 shares of common stock upon the completion of this offering (including 849,361 shares of common stock issuable upon settlement of a 6% accruing dividend on certain shares of our preferred stock in connection with the conversion of such preferred stock into common stock).

(2)	The pro forma as adjusted balance sheet data give further effect to the sale by us of 8,900,000 shares of our common stock offered in this offering, at the initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, total assets and total stockholders’ equity by $8.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, total assets and total stockholders’ equity by $15.8 million, assuming no change in the assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes thereto and the section of this prospectus titled “Management’s discussion and analysis of financial condition and results of operations” before you make an investment decision. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and prospects. As a result, the market price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks related to our limited operating history, financial position and capital requirements

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are a clinical-stage immuno-oncology company with a limited operating history. We commenced operations in 2012, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, conducting discovery and research activities, filing patent applications, identifying potential product candidates, undertaking preclinical studies and clinical trials and establishing arrangements with third parties for the manufacture of initial quantities of our product candidates and component materials. Our two lead product candidates, EOS-850 and EOS-448, are currently in clinical trials and we have additional programs in preclinical development. We have not yet demonstrated our ability to successfully conduct or complete any clinical trials, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as an early-stage business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

We have incurred significant losses since inception, and we expect to incur losses over the next several years and may not be able to achieve or sustain revenues or profitability in the future.

Investment in biopharmaceutical product development is a highly speculative undertaking and entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. We are still in the early stages of development of our product candidates. Our most advanced product candidate, EOS-850, and our lead antibody product candidate, EOS-448, are each in ongoing Phase 1/2a clinical trials. We have no products licensed for commercial sale and have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. We have financed our operations primarily through private placements of our preferred stock.

We have incurred significant net losses in each period since inception. For the years ended December 31, 2018 and 2019, our net losses were $18.1 million and $22.4 million, respectively. For the three months ended March 31, 2019 and 2020, we reported net losses of $4.4 million and $5.2 million, respectively. As of March 31, 2020, we had an accumulated deficit of $41.1 million. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase substantially if and as we:

•	conduct preclinical studies and clinical trials for our current and future product candidates;

•	continue our research and development efforts and submit investigational new drug applications, or INDs, for future product candidates;

•	seek marketing approvals for any product candidates that successfully complete clinical trials;

•	build commercial infrastructure to support sales and marketing for any approved product candidates;

•	scale up external manufacturing and distribution capabilities for clinical and, if approved, commercial supply of our product candidates;

•	expand, maintain and protect our intellectual property portfolio;

•	hire additional clinical, regulatory and scientific personnel and scale up such capabilities; and

•	operate as a public company.

Because of the numerous risks and uncertainties associated with biopharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses we will incur or when, if ever, we will be able to achieve profitability. Even if we succeed in eventually commercializing one or more of our product candidates, we will continue to incur substantial research and development and other expenditures to develop, seek approval for, and market additional product candidates. We may never succeed in these activities and, even if we succeed in commercializing one or more of our current product candidates and any future product candidates, we may never generate revenues that are significant or large enough to achieve profitability. In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown challenges that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on stockholders’ equity (deficit).

We have never generated any revenue from product sales and may never be profitable.

Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue from any product sales. We have no products approved for commercial sale, and do not anticipate generating any revenue from product sales until after we have received marketing approval for the commercial sale of a product candidate, if ever. Our ability to generate revenue and achieve profitability depends significantly on our success in achieving a number of goals, including:

•	initiating and completing research regarding, and preclinical and clinical development of, EOS-850, EOS-448, and any future product candidates;

•	obtaining marketing approvals for EOS-850, EOS-448, and any future product candidates for which we complete clinical trials;

•

developing a sustainable and scalable manufacturing process for EOS-850, EOS-448, and any future product candidates, including establishing and maintaining commercially viable supply and manufacturing relationships with third parties;

•	launching and commercializing EOS-850, EOS-448, and any future product candidates for which we obtain marketing approvals, either directly or with a collaborator or distributor;

•	obtaining market acceptance of EOS-850, EOS-448, and any future product candidates as viable treatment options;

•	addressing any competing technological and market developments;

•	identifying, assessing, acquiring and developing new product candidates;

•	negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter;

•	obtaining, maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets, and know-how; and

•	attracting, hiring, and retaining qualified personnel.

Even if our current product candidates or any future product candidates that we develop are approved for commercial sale, we anticipate incurring significant costs associated with commercializing any such product candidate. Our expenses could increase beyond expectations if we are required by the FDA or comparable foreign regulatory authorities to change our manufacturing processes or assays, or to perform clinical, nonclinical, or other types of studies in addition to those that we currently anticipate.

If we are successful in obtaining regulatory approvals to market EOS-850, EOS-448, or any future product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain marketing approval, the accepted price for the product, the ability to get reimbursement at any price, and whether we own the commercial rights for that territory. If the number of our addressable patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect, the labels for our current product candidates and any future product candidates contain significant safety warnings, regulatory authorities impose burdensome or restrictive distribution requirements, or the reasonably accepted patient population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. If we are not able to generate revenue from the sale of any approved products, we could be prevented from or significantly delayed in achieving profitability.

Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our development efforts, obtain product approvals, diversify our offerings or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the clinical development of our product candidates, including our ongoing Phase 1/2a clinical trials of EOS-850 and EOS-448 and our ongoing and planned IND-enabling studies for our other product candidates. If approved, we will require significant additional amounts in order to launch and commercialize our product candidates.

As of March 31, 2020, we had $147.7 million of cash. We estimate that our net proceeds from this offering will be $137.8 million, based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The net proceeds of this offering and our existing cash will not be sufficient to fund all of our efforts that we plan to undertake.

We believe that the net proceeds from this offering, together with our existing cash, will enable us to fund our operations into early 2023. However, we have based this estimate on assumptions that may prove to be wrong. Additionally, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. Accordingly, we will need to raise substantial additional capital in connection with our continuing operations.

Our future capital requirements depend on many factors, including:

•	the scope, progress, results and costs of researching and developing EOS-850, EOS-448, and any future product candidates, and conducting preclinical studies and clinical trials;

•	the timing of, and the costs involved in, obtaining marketing approvals for EOS-850, EOS-448, and any future product candidates if clinical trials are successful;

•	the extent to which we develop, in-license or acquire other product candidates and technologies;

•	the number and development requirements of other product candidates we may pursue;

•	the success of any collaborations;

•	the cost of commercialization activities for any approved product, including marketing, sales and distribution costs;

•	the cost of manufacturing EOS-850, EOS-448, and any future product candidates for clinical trials in preparation for marketing approval and commercialization;

•	our ability to establish and maintain strategic licensing or other arrangements and the financial terms of such agreements;

•	the costs involved in preparing, filing, prosecuting, maintaining, expanding, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

•	the timing, receipt, and amount of sales of, or royalties on, future approved products, if any; and

•	the emergence of competing cancer therapies and other adverse market developments.

We have limited committed external source of funds or other support for our development efforts. Until we can generate sufficient product revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing and grant arrangements and other marketing or distribution arrangements. We cannot be certain that additional funding will be available on acceptable terms, or at all. Further, our ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue our research and development initiatives. We could be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to our product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves.

Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

Risks related to the development of our product candidates

We will not be able to commercialize our current product candidates and any future product candidates if our preclinical studies do not produce successful results or our clinical trials do not demonstrate the safety and efficacy of our current or future product candidates.

Our most advanced product candidate, EOS-850, has been administered to 21 adult patients with advanced solid tumors, as of February 28, 2020, in a first-in-human open-label Phase 1/2a clinical trial, and we plan to initiate additional trials of EOS-850 in combination with pembrolizumab and with carboplatin and paclitaxel. In addition, in February 2020, we dosed our first patients with our lead antibody product candidate, EOS-448, in a first-in-human open-label Phase 1/2a clinical trial in adult patients with advanced cancers. We have additional oncology-focused product candidates in preclinical development. Our current product candidates and any future product candidates we may develop will require preclinical and clinical trials before we can submit a marketing application to the applicable regulatory authorities. Our current product candidates and any future product candidates are susceptible to the risks of failure inherent at any stage of product development, including the occurrence of unexpected or unacceptable adverse events or the failure to demonstrate efficacy in clinical trials. Clinical development is expensive and can take many years to complete, and its outcome is inherently uncertain.

The results of preclinical studies, preliminary study results, and early clinical trials of our current product candidates and any future product candidates may not be predictive of the results of later-stage clinical trials. Even if early-stage clinical trials are successful, we may need to conduct additional clinical trials of our product candidates in additional patient populations or under different treatment conditions before we are able to seek approvals from the FDA or comparable foreign regulatory authorities. While we are currently conducting first-in-human Phase 1/2a trials of EOS-850 and EOS-448, we have not yet completed any clinical trials. Our current product candidates and any future product candidates may not perform as we expect, may ultimately have a different or no impact on tumors, may have a different mechanism of action than we expect, and may not ultimately prove to be safe and effective.

Preliminary and final results from preclinical studies and early stage trials, and trials in compounds that we believe are similar to ours, may not be representative of results that are found in larger, controlled, blinded, and longer-term studies. Product candidates may fail at any stage of preclinical or clinical development. Product candidates may fail to show the desired safety and efficacy traits even if they have progressed through preclinical studies or initial clinical trials. Preclinical studies and clinical trials may also reveal unfavorable product candidate characteristics, including safety concerns. A number of companies in the biopharmaceutical industry have suffered significant setbacks in clinical trials, notwithstanding promising results in earlier preclinical studies or clinical trials or promising mechanisms of action. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. Moreover, should there be an issue with the design of a clinical trial, our results may be impacted. We may not discover such a flaw until the clinical trial is at an advanced stage.

Additionally, our clinical trials, to date, have been open-label trials, where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug, introducing bias in early interpretation of the results. Most typically, open-label clinical trials test only the investigational product candidate and sometimes do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. Therefore, it is possible that positive results observed in open-label trials will not be replicated in later placebo-controlled trials. We may also experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our current product candidates and any future product candidates, including:

•

regulators or institutional review boards, or IRBs, may not authorize us or our investigators to commence a clinical trial, conduct a clinical trial at a prospective trial site, or amend trial protocols, or may require that we modify or amend our clinical trial protocols;

•

we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites and/or clinical research organizations, or CROs;

•	we may be unable to initiate or complete preclinical studies or clinical trials on time or at all due to the impacts of COVID-19;

•

clinical trials of our current product candidates and any future product candidates may produce negative or inconclusive results, or our studies may fail to reach the necessary level of statistical significance, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•

the number of patients required for clinical trials of our current product candidates and any future product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or be lost to follow-up at a higher rate than we anticipate, or may elect to participate in alternative clinical trials sponsored by our competitors with product candidates that treat the same indications as our current product candidates and any future product candidates;

•

our third-party contractors may fail to comply with regulatory requirements or the clinical trial protocol, or meet their contractual obligations to us in a timely manner, or at all, or we may be required to engage in additional clinical trial site monitoring;

•

we, regulators, or IRBs may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks, undesirable side effects, or other unexpected characteristics of the product candidate, including where combination dosing of or with our product candidates results in serious adverse events or undesirable side effects, or due to findings of undesirable effects caused by a chemically or mechanistically similar therapeutic or therapeutic candidate;

•	changes could be adopted in marketing approval policies during the development period, rendering our data insufficient to obtain marketing approval;

•	statutes or regulations or site policies could be amended or new ones could be adopted;

•	changes could be adopted in the regulatory review process for submitted product applications;

•

the cost of clinical trials of our current product candidates and any future product candidates may be greater than we anticipate or we may have insufficient funds for a clinical trial or to pay the substantial user fees required by the FDA or comparable foreign regulatory authorities upon the filing of a Biologics License

Application, or BLA, or a New Drug Application, or NDA, or equivalent authorizations from comparable foreign regulatory authorities;

•

the supply or quality of our current product candidates and any future product candidates or other materials necessary to conduct clinical trials of our current product candidates and any future product candidates may be insufficient or inadequate or may be interrupted or impacted by the COVID-19 pandemic;

•

we may decide, or regulators may require us, to conduct or gather, as applicable, additional clinical trials, analyses, reports, data, or preclinical trials, or we may abandon product development programs;

•

we may fail to reach an agreement with regulators or IRBs regarding the scope, design, or implementation of our clinical trials, and the FDA or comparable foreign regulatory authorities may require changes to our study designs that make further study impractical or not financially prudent;

•	regulators may ultimately disagree with the design or our conduct of our preclinical studies or clinical trials, finding that they do not support product candidate approval;

•	we may have delays in adding new investigators or clinical trial sites, or we may experience a withdrawal of clinical trial sites;

•

patients that enroll in our studies may misrepresent their eligibility or may otherwise not comply with the clinical trial protocol, resulting in the need to drop the patients from the study or clinical trial, increase the needed enrollment size for the clinical trial or extend its duration;

•

there may be regulatory questions or disagreements regarding interpretations of data and results, or new information may emerge regarding our current product candidates and any future product candidates;

•

the FDA or comparable foreign regulatory authorities may disagree with our study design, including endpoints, or our interpretation of data from preclinical studies and clinical trials or find that a product candidate’s benefits do not outweigh its safety risks;

•

we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a drug or biologic candidate is safe and effective for its proposed indication or a related companion diagnostic is suitable to identify appropriate patient populations;

•	the FDA or comparable foreign regulatory authorities may not accept data from studies with clinical trial sites in foreign countries;

•	the FDA or comparable foreign regulatory authorities may disagree with our intended indications;

•

the FDA or comparable foreign regulatory authorities may fail to approve or subsequently find fault with the manufacturing processes or our manufacturing facilities for clinical and future commercial supplies;

•

the data collected from clinical trials of our current product candidates and any future product candidates may not be sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of an BLA or NDA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

•	the FDA or comparable foreign regulatory authorities may take longer than we anticipate to make a decision on our current product candidates and any future product candidates; and

•	we may not be able to demonstrate that a product candidate provides an advantage over current standards of care or current or future competitive therapies in development.

Our development costs will also increase if we experience delays in testing or approvals, and we may not have sufficient funding to complete the testing and approval process for our current product candidates and any future product candidates. We may be required to obtain additional funds to complete clinical trials and prepare for possible commercialization of our current product candidates and any future product candidates. We do not know whether any preclinical tests or clinical trials beyond what we currently have planned will be required, will begin as planned, will need to be restructured, or will be completed on schedule, or at all. Significant delays relating to any preclinical or clinical trials also could shorten any periods during which we may have the exclusive right to commercialize our current product candidates and any future product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our current product candidates and any future product candidates and may harm our business and results of operations. In addition, many of the factors that cause, or lead to, delays in clinical trials may ultimately lead to the denial of marketing approval of any of our current product candidates and any future product candidates. If any of these occur, our business, financial condition, results of operations, stock price and prospects may be materially harmed.

We anticipate that our current product candidates and any future product candidates will be used in combination with third-party drugs or biologics, some of which are still in development, and we have limited or no control over the supply, regulatory status, or regulatory approval of such drugs or biologics.

Our current product candidates and any future product candidates have the potential to be administered in combination with checkpoint inhibitor immunotherapies or other standards of care like chemotherapies, targeted therapies or radiotherapy. For example, we are currently conducting a Phase 1/2a clinical trial of EOS-850 as a single agent and in combination with pembrolizumab. Our ability to develop and ultimately commercialize our current product candidates and any future product candidates used in combination with pembrolizumab or any other checkpoint inhibitor immunotherapies will depend on our ability to access such drugs or biologics on commercially reasonable terms for the clinical trials and their availability for use with the commercialized product, if approved. We cannot be certain that current or potential future commercial relationships, including our relationship with Merck with respect to our Phase 1/2a clinical trial of EOS-850, will provide us with a steady supply of such drugs or biologics on commercially reasonable terms or at all.

Any failure to maintain or enter into new successful commercial relationships, or the expense of purchasing checkpoint inhibitor immunotherapies or other comparator therapies in the market, may delay our development timelines, increase our costs and jeopardize our ability to develop our current product candidates and any future product candidates as commercially viable therapies. If any of these occur, our business, financial condition, results of operations, stock price and prospects may be materially harmed.

Moreover, the development of product candidates for use in combination with another product or product candidate may present challenges that are not faced for single agent product candidates. We are currently developing EOS-850 and EOS-448 and may develop other future product candidates for use in combination with checkpoint inhibitor immunotherapies and may develop EOS-850, EOS-448, or any future product candidates for use with other therapies. The FDA or comparable foreign regulatory authorities may require us to use more complex clinical trial designs in order to evaluate the contribution of each product and product candidate to any observed effects. It is possible that the results of such trials could show that any positive previous trial results are attributable to the combination therapy and not our current product candidates and any future product candidates. Moreover, following product approval, the FDA or comparable foreign regulatory authorities may require that products used in conjunction with each other be cross labeled for combined use. To the extent that we do not have rights to the other product, this may require us to work with a third party to satisfy such a requirement. Moreover, developments related to the other product may impact our clinical trials for the combination as well as our commercial prospects should we receive marketing approval. Such developments may include changes to the other product’s safety or efficacy profile, changes to the availability of the approved product, quality, manufacturing and supply issues, and changes to the standard of care.

In the event that Merck or any future collaborator or supplier cannot continue to supply their products on commercially reasonable terms, we would need to identify alternatives for accessing such checkpoint inhibitor immunotherapies. Additionally, should the supply of products from Merck or any future collaborator or supplier be interrupted, delayed or otherwise be unavailable to us, our clinical trials may be delayed. In the event we are unable to source an alternative supply, or are unable to do so on commercially reasonable terms, our business, financial condition, results of operations, stock price and prospects may be materially harmed.

If we fail to develop additional product candidates, our commercial opportunity could be limited.

We expect initially to focus on the development of EOS-850 and EOS-448. A key part of our strategy, however, is to continue to pursue clinical development of additional product candidates designed to address the main causes of PD-1 or other standard-of-care resistance. Developing, obtaining marketing approval for, and commercializing any future product candidates will require substantial additional funding beyond the net proceeds of this offering and will be subject to the risks of failure inherent in drug product development. We cannot assure you that we will be able to successfully advance any future product candidates through the development process.

Even if we obtain approval from the FDA or comparable foreign regulatory authorities to market any future product candidates for the treatment of solid tumors, we cannot assure you that any such product candidates will be successfully commercialized, widely accepted in the marketplace, or more effective than other commercially available alternatives. If we are unable to successfully develop and commercialize additional product candidates our commercial opportunity may be limited and our business, financial condition, results of operations, stock price and prospects may be materially harmed.

Difficulty in enrolling patients could delay or prevent clinical trials of our current product candidates and any future product candidates. We may find it difficult to enroll patients in our ongoing clinical trials or any subsequent trials we may conduct and our receipt of necessary regulatory approvals could be delayed or prevented.

Identifying and qualifying patients to participate in clinical studies of our current product candidates and any future product candidates is critical to our success. The timing of completion of our clinical trials depends in part on the speed at which we can recruit patients to participate in testing our current product candidates and any future product candidates, and we may experience delays in our clinical trials if we encounter difficulties in enrollment or patient retention due to other unforeseen factors. We may not be able to initiate or continue clinical trials for our current product candidates and any future product candidates if we are unable to locate and enroll and retain a sufficient number of eligible patients to participate in these trials as required by the FDA or comparable foreign regulatory authorities outside the United States. For example, the COVID-19 pandemic may impact our ability to initiate clinical sites and recruit, enroll and retain patients or may divert healthcare resources away from clinical trials. In addition, some of our competitors have ongoing clinical trials for product candidates that treat the same indications as our current product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates or future product candidates.

In addition to the competitive trial environment, the eligibility criteria of our planned clinical trials will further limit the pool of available study participants as we will require that patients have specific characteristics that we can measure to assure their cancer is either severe enough or not too advanced to include them in a study. Additionally, the process of finding patients may prove costly. We also may not be able to identify, recruit and enroll a sufficient number of patients to complete our clinical studies because of the perceived risks and benefits of the product candidates under study, the availability and efficacy of competing therapies and clinical trials, the proximity and availability of clinical trial sites for prospective patients, and the patient referral practices of physicians. If patients are unwilling to participate in our studies for any reason, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of potential products may be delayed.

We may also engage third parties to develop companion diagnostics for use in our clinical trials, but such third parties may not be successful in developing such companion diagnostics, furthering the difficulty in identifying patients with the targeted genetic mutations for our clinical trials. Further, if we are required to develop companion diagnostics and are unable to include patients with the targeted genetic mutations, this could compromise our ability to seek participation in the FDA’s expedited review and development programs, including Breakthrough Therapy Designation and Fast Track Designation, or otherwise to seek to accelerate clinical development and regulatory timelines.

The enrollment of patients further depends on many factors, including:

•	the size of the patient population and process for identifying patients;

•	the eligibility criteria for the clinical trial in question;

•	the availability of an appropriate screening test, as necessary;

•	the perceived risks and benefits of the product candidate under study;

•	the efforts to facilitate timely enrollment in clinical trials;

•	the proximity and availability of clinical trial sites for prospective patients;

•	the design of the clinical trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	our ability to obtain and maintain patient consents;

•	reporting of the preliminary results of any of our clinical trials; and

•	the risk that patients enrolled in clinical trials will drop out of the clinical trials before clinical trial completion.

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our current product candidates and any future product candidates, and this competition will reduce the number and types of patients available to us because some patients who might have opted to enroll in our clinical trials may instead opt to enroll in a clinical trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining enrollment of such patients in our clinical trials.

If we experience delays in the completion of, or termination of, any clinical trial of our current product candidates and any future product candidates, the commercial prospects of our current product candidates and any future product candidates will be harmed, and our ability to generate product revenue from such product candidates could be delayed or prevented.

Interim “top-line” and preliminary results from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim top-line or preliminary results from our clinical trials. Interim results from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or top-line results also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Differences between preliminary or interim data and final data could significantly harm our business prospects and may cause the trading price of our common stock to fluctuate significantly.

We may not be able to file INDs or IND amendments to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA or a comparable foreign regulatory may not permit us to proceed.

The FDA or comparable foreign regulatory authorities may require us to file separate INDs for additional clinical trials we plan to conduct with our current lead product candidates, EOS-850 and EOS-448. We may not be able to file any additional INDs required for our current product candidates and any future product candidates on the timelines we expect. For example, we may experience manufacturing delays or other delays with IND-enabling studies, including due to the impact of the COVID-19 pandemic on suppliers, study sites or third-party contractors and vendors on whom we depend. Moreover, we cannot be sure that submission of an IND will result in the FDA or comparable foreign regulatory authorities allowing further clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, we cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations also apply to new clinical trials we may submit as amendments to existing INDs or to a new IND. Any failure to file INDs on the timelines we expect or to obtain regulatory approvals for our trials may prevent us from completing our clinical trials or commercializing our products on a timely basis, if at all. There are similar risks related to the review and authorization of our protocols and amendments by comparable foreign regulatory authorities.

We are conducting clinical trials for product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials.

We are conducting one or more clinical trials outside the United States, including in Europe, and we may conduct trials in the future in Asia. The acceptance of data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to good clinical practice, or GCP, regulations. In general, the patient population for any clinical trials conducted outside the United States must be representative of the population for whom we intend to label the product candidate in the United States. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we must focus on a limited number of research programs and product candidates and on specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future discovery and preclinical development programs and product candidates for specific indications may not yield any commercially viable products.

As an organization, we have never conducted pivotal clinical trials, and we may be unable to do so for any product candidates we may develop.

We will need to successfully complete pivotal clinical trials in order to obtain the approval of the FDA or comparable foreign regulatory authorities to market EOS-850, EOS-448, or any future product candidate. Carrying out pivotal clinical trials is a complicated process. As an organization, we have not previously conducted any later stage or pivotal clinical trials. In order to do so, we will need to expand our clinical development and regulatory capabilities, and we may be unable to recruit and train qualified personnel. We also expect to continue to rely on third parties to conduct our pivotal clinical trials. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to BLA or NDA submission and approval of EOS-850, EOS-448, or future product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in commercializing our product candidates.

Risks related to regulatory approval

Even if our development efforts are successful, we may not obtain regulatory approval for any of our current product candidates or any future product candidates in the United States or other jurisdictions, which would prevent us from commercializing our current product candidates and any future product candidates. Even if we obtain regulatory approval for our current product candidates and any future product candidates, any such approval may be subject to limitations, including with respect to the approved indications or patient populations, which could impair our ability to successfully commercialize our current product candidates or any future product candidates.

We are not permitted to market or promote or sell our current product candidates or any future product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy for that indication. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities and clinical trial sites by, the regulatory authorities. If we do not receive approval from the FDA and comparable foreign regulatory authorities for any of our current product candidates and any future product candidates, we will not be able to commercialize such product candidates in the United

States or in other jurisdictions. If significant delays in obtaining approval for and commercializing our current product candidates and any future product candidates occur in any jurisdictions, our business, financial condition, results of operations, stock price and prospects will be materially harmed. Even if our current product candidates and any future product candidates are approved, they may:

•	be subject to limitations on the indicated uses or patient populations for which they may be marketed, distribution restrictions, or other conditions of approval;

•	contain significant safety warnings, including boxed warnings, contraindications, and precautions;

•	not be approved with label statements necessary or desirable for successful commercialization; or

•

contain requirements for costly post-market testing and surveillance, or other requirements, including the submission of a risk evaluation and mitigation strategy, or REMS, to monitor the safety or efficacy of the products.

We have not previously submitted a BLA or NDA to the FDA, or a similar marketing application to comparable foreign regulatory authorities, for any product candidate, and we can provide no assurance that will ultimately be successful in obtaining regulatory approval for claims that are necessary or desirable for successful marketing, or at all.

The regulatory approval processes of the FDA and comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If we are not able to obtain, or experience delays in obtaining, required regulatory approvals, we will not be able to commercialize our current product candidates and any future product candidates as expected, and our ability to generate revenue may be materially impaired.

The time required to obtain approval by the FDA and comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. These regulatory requirements may require us to amend our clinical trial protocols, conduct additional preclinical studies or clinical trials that may require regulatory or IRB approval, or otherwise cause delays in the approval or rejection of an application. Any delay in obtaining or failure to obtain required approvals could materially adversely affect our ability to generate revenue from the particular product candidate, which may materially harm our business, financial condition, results of operations, stock price and prospects.

Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. The number and types of preclinical studies and clinical trials that will be required for regulatory approval also varies depending on the product candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular product candidate. Approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, and there may be varying interpretations of data obtained from preclinical studies or clinical trials, any of which may cause delays or limitations in the approval or a decision not to approve an application. It is possible that our current product candidates and any future product candidates will never obtain the appropriate regulatory approvals necessary for us to commence product sales.

Even if we eventually complete clinical testing and receive approval of a BLA, NDA or foreign marketing application for EOS-850, EOS-448, or any future product candidates, the FDA or a comparable foreign regulatory authority may grant approval or other marketing authorization contingent on the performance of costly additional clinical trials, including post-marketing clinical trials. The FDA or a comparable foreign regulatory authority also may approve or authorize for marketing a product candidate for a more limited indication or patient population than we originally request, and the FDA or a comparable foreign regulatory authority may not approve or authorize the labeling that we believe is necessary or desirable for the successful commercialization of a product candidate.

In addition, the FDA and comparable foreign regulatory authorities may change their policies, issue additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval of our future products under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain approvals, increase the costs of compliance or restrict our ability to maintain any marketing authorizations we may have obtained.

If we experience delays in obtaining approval, if we fail to obtain approval of a product candidate or if the label for a product candidate does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate, the commercial prospects for such product candidate may be harmed and our ability to generate revenues from that product candidate may be materially impaired.

The FDA or a comparable foreign regulatory authority may determine that our current product candidates and any future product candidates have serious adverse events or undesirable side effects that could delay or prevent their regulatory approval or commercialization.

Serious adverse events or undesirable side effects caused by our current product candidates and any future product candidates could cause us, IRBs, and other reviewing entities or regulatory authorities to interrupt, delay, or halt clinical trials and could result in enrollment challenges, discontinuation of trial subjects, a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. For example, if concerns are raised regarding the safety of a new therapeutic as a result of undesirable side effects or serious adverse events identified during clinical or preclinical testing, such as the possibly drug-related serious adverse event of pericardial effusion recently observed and pending investigation in our Phase 1/2a clinical trial of EOS-850, the FDA or comparable foreign regulatory authority may request additional data or information or order us to pause or cease further development, e.g., by issuing a clinical hold on ongoing or planned clinical trials, decline to approve the product candidate or issue a letter requesting additional data or information prior to making a final decision regarding whether or not to approve the product candidate. The FDA or comparable foreign regulatory authorities, or IRBs and other reviewing entities, may also require, or we may voluntarily develop, strategies for managing adverse events during clinical development, which could include restrictions on our enrollment criteria, the use of stopping criteria, adjustments to a study’s design, reconsent of enrolled patients, or the monitoring of safety data by a data monitoring committee, among other strategies. The FDA or a comparable foreign regulatory authority requests for additional data or information could also result in substantial delays in the approval of our current product candidates and any future product candidates. Additionally, we may evaluate our product candidates in combination with one another, and safety concerns arising during a combination trial could negatively affect the individual development program of each candidate, as the FDA or comparable foreign regulatory authorities may require us to discontinue single-candidate trials until the contribution of each product candidate to any safety issues is better understood.

Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of a drug or biologic candidate may only be uncovered when a significantly larger number of patients are exposed to the drug or biologic candidate or when patients are exposed for a longer period of time.

Undesirable side effects caused by our current product candidates or any future product candidates could also result in denial of regulatory approval by the FDA or comparable foreign regulatory authorities for any or all targeted indications or the inclusion of unfavorable information in our product labeling, such as limitations on the indicated uses for which the products may be marketed or distributed, a label with significant safety warnings, including boxed warnings, contraindications, and precautions, a label without statements necessary or desirable for successful commercialization, or may result in requirements for costly post-marketing testing and surveillance, or other requirements, including REMS, to monitor the safety or efficacy of the products, and in turn prevent us from commercializing and generating revenues from the sale of our current product candidates and any future product candidates. Undesirable side effects may limit the potential market for any approved products or could result in the discontinuation of the sales and marketing of the product, or withdrawal of product approvals. Later discovered undesirable side effects may further result in the imposition of a REMS, label revisions, post-approval study requirements, or other testing and surveillance.

If our current product candidates and any future product candidates are associated with serious adverse events or undesirable side effects or have properties that are unexpected, we may need to abandon development or limit development of that product candidate to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. The therapeutic-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may materially harm our business, financial condition, results of operations, stock price and prospects.

Changes in product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates are developed through preclinical studies to later-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Any of these changes could cause our current product candidates or any future product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. Such changes may also require additional testing, or notification to, or approval by the FDA or a comparable foreign regulatory authority. This could delay completion of clinical trials, require the conduct of bridging clinical trials or studies, require the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our current product candidates and any future product candidates and/or jeopardize our ability to commence product sales and generate revenue.

Regulatory approval by the FDA or comparable foreign regulatory authorities is limited to those specific indications and conditions for which approval has been granted, and we may be subject to substantial fines, criminal penalties, injunctions, or other enforcement actions if we are determined to be promoting the use of our products for unapproved or “off-label” uses, or in a manner inconsistent with the approved labeling, resulting in damage to our reputation and business.

We must comply with requirements concerning advertising and promotion for any product candidates for which we obtain marketing approval. Promotional communications with respect to therapeutics are subject to a variety of legal and regulatory restrictions and continuing review by the FDA or comparable foreign regulatory authorities, Department of Justice, Department of Health and Human Services’, or HHS, Office of Inspector General, state attorneys general, members of Congress, and the public. When the FDA or comparable foreign regulatory authorities issue regulatory approval for a product candidate, the regulatory approval is limited to those specific uses and indications for which a product is approved. If we are not able to obtain FDA or comparable foreign regulatory authority approval for desired uses or indications for our current product candidates and any future product candidates, we may not market or promote them for those indications and uses, referred to as off-label uses, and our business, financial condition, results of operations, stock price and prospects will be materially harmed. We also must sufficiently substantiate any claims that we make for our products, including claims comparing our products to other companies’ products, and must abide by the FDA or a comparable foreign regulatory authority’s strict requirements regarding the content of promotion and advertising.

While physicians may choose to prescribe products for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical trials and approved by the regulatory authorities, we and any third parties engaged on our behalf are prohibited from marketing and promoting the products for indications and uses that are not specifically approved by the FDA or comparable foreign regulatory authorities. Regulatory authorities in the United States generally do not restrict or regulate the behavior of physicians in their choice of treatment within the practice of medicine. Regulatory authorities do, however, restrict communications by biopharmaceutical companies concerning off-label use.

If we are found to have impermissibly promoted any of our current product candidates and any future product candidates, we may become subject to significant liability and government fines. The FDA and other agencies actively enforce the laws and regulations regarding product promotion, particularly those prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted a product may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

In the United States, engaging in the impermissible promotion of our products, following approval, for off-label uses can also subject us to false claims and other litigation under federal and state statutes. These include fraud and abuse and consumer protection laws, which can lead to civil and criminal penalties and fines, agreements with governmental authorities that materially restrict the manner in which we promote or distribute therapeutic products and conduct our business. These restrictions could include corporate integrity agreements, suspension or exclusion from participation in federal and state healthcare programs, and suspension and debarment from government contracts and refusal of orders under existing government contracts. These False Claims Act lawsuits against manufacturers of drugs and biologics have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements pertaining to certain sales practices and promoting off-label uses. In addition, False Claims Act lawsuits may expose manufacturers to follow-on claims by private payers based on fraudulent marketing practices. This growth in litigation has increased the risk that a biopharmaceutical company will have to defend a false claim action, pay settlement fines or restitution, as well as criminal and civil penalties, agree to comply with burdensome reporting and compliance obligations, and be excluded from Medicare, Medicaid, or other federal and state healthcare programs. If we do not lawfully promote our approved products, if any, we may become subject to such litigation and, if we do not successfully defend against such actions, those actions may have a material adverse effect on our business, financial condition, results of operations, stock price and prospects.

In the United States, the promotion of biopharmaceutical products are subject to additional FDA requirements and restrictions on promotional statements. If after one or more of our current product candidates and any future product candidates obtains marketing approval the FDA determines that our promotional activities violate its regulations and policies pertaining to product promotion, it could request that we modify our promotional materials or subject us to regulatory or other enforcement actions, including issuance of warning letters or untitled letters, suspension or withdrawal of an approved product from the market, requests for recalls, payment of civil fines, disgorgement of money, imposition of operating restrictions, injunctions or criminal prosecution, and other enforcement actions. Similarly, industry codes in foreign jurisdictions may prohibit companies from engaging in certain promotional activities and regulatory agencies in various countries may enforce violations of such codes with civil penalties. If we become subject to regulatory and enforcement actions our business, financial condition, results of operations, stock price and prospects will be materially harmed.

Furthermore, the use of our products for indications other than those approved by the FDA or comparable foreign regulatory authorities may not effectively treat such conditions. Any such off-label use of our product candidates could harm our reputation in the marketplace among physicians and patients. There may also be increased risk of injury to patients if physicians attempt to use our products for these uses for which they are not approved, which could lead to product liability suits that that might require significant financial and management resources and that could harm our reputation.

Even if our current product candidates and any future product candidates receive regulatory approval, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense and limit how we manufacture and market our products.

Any product candidate for which we obtain marketing approval will be subject to extensive and ongoing requirements of and review by the FDA and comparable foreign regulatory authorities, including requirements related to the manufacturing processes, post-approval clinical data, labeling, packaging, distribution, adverse event reporting, storage, recordkeeping, export, import, advertising, marketing, and promotional activities for such product. These requirements further include submissions of safety and other post-marketing information, including manufacturing deviations and reports, registration and listing requirements, the payment of annual fees, continued compliance with cGMP requirements relating to manufacturing, quality control, quality assurance, and corresponding maintenance of records and documents, and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval.

The FDA and comparable foreign regulatory authorities will continue to closely monitor the safety profile of any product even after approval. If the FDA or comparable foreign regulatory authorities become aware of new safety information after approval of any of our current product candidates and any future product candidates, they may withdraw approval, issue public safety alerts, require labeling changes or establishment of a REMS or similar strategy, impose significant restrictions on a product’s indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. Any such restrictions could limit sales of the product.

We and any of our suppliers or collaborators, including our contract manufacturing organizations, or CMOs, could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMPs and other FDA regulatory requirements. Application holders must further notify the FDA, and depending on the nature of the change, obtain FDA pre-approval for product and manufacturing changes.

In addition, later discovery of previously unknown adverse events or that the product is less effective than previously thought or other problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements both before and after approval, may yield various negative results, including:

•	restrictions on manufacturing, distribution, or marketing of such products;

•	restrictions on the labeling, including required additional warnings, such as boxed warnings, contraindications, precautions, and restrictions on the approved indication or use;

•	modifications to promotional pieces;

•	issuance of corrective information;

•	requirements to conduct post-marketing studies or other clinical trials;

•	clinical holds or termination of clinical trials;

•	requirements to establish or modify a REMS or similar strategy;

•	changes to the way the product candidate is administered;

•	liability for harm caused to patients or subjects;

•	reputational harm;

•	the product becoming less competitive;

•	warning or untitled letters;

•	suspension of marketing or withdrawal of the products from the market;

•	regulatory authority issuance of safety alerts, Dear Healthcare Provider letters, press releases, or other communications containing warnings or other safety information about the product candidate;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recalls of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of our products;

•	product seizure or detention;

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FDA or comparable foreign regulatory authority debarment, suspension and debarment from government contracts, and refusal of orders under existing government contracts, exclusion from federal healthcare programs, consent decrees, or corporate integrity agreements; or

•	injunctions or the imposition of civil or criminal penalties, including imprisonment.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, or could substantially increase the costs and expenses of commercializing such product, which in turn could delay or prevent us from generating significant revenues from its marketing and sale. Any of these events could further have other material and adverse effects on our operations and business and could adversely impact our business, financial condition, results of operations, stock price and prospects.

The FDA’s policies or those of comparable foreign regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our current product candidates and any future product candidates, limit the marketability of our current product candidates and any future product candidates, or impose additional regulatory obligations on us. Changes in medical practice and standard of care may also impact the marketability of our current product candidates and any future product candidates.

If we are slow or unable to adapt to changes in existing requirements, standards of care, or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and be subject to regulatory enforcement action.

Should any of the above actions take place, we could be prevented from or significantly delayed in achieving profitability. Further, the cost of compliance with post-approval regulations may have a negative effect on our operations and business and could adversely impact our business, financial condition, results of operations, stock price and prospects.

We may in the future seek orphan drug status for our current or future product candidates, but we may be unable to obtain such designations or to maintain the benefits associated with orphan drug status, including market exclusivity, which may cause our revenue, if any, to be reduced.

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting an NDA or BLA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same product for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. As a result, even if our current product candidates and any future product candidates receive orphan exclusivity, the FDA can still approve other drugs that have a different active ingredient for use in treating the same indication or disease. Furthermore, the FDA can waive orphan exclusivity if we are unable to manufacture sufficient supply of our product.

We may seek orphan drug designation for some or all of our current or future product candidates in orphan indications in which there is a medically plausible basis for the use of these products. Even if we obtain orphan drug designation, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. In addition, the FDA has expressed concerns regarding the regulatory considerations for orphan drug designation as applied to tissue agnostic therapies, and the FDA may interpret the federal Food, Drug and Cosmetic Act, as amended, or the FD&C Act, and regulations promulgated thereunder in a way that limits or blocks our ability to obtain orphan drug designation or orphan drug exclusivity, if our current product candidates and any future product candidates are approved, for our targeted indications.

The FDA may reevaluate the Orphan Drug Act and its regulations and policies. We do not know if, when, or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our business. Depending on what changes the FDA may make to its orphan drug regulations and policies, our business could be adversely impacted.

A Breakthrough Therapy designation by the FDA, even if granted for any of our current product candidates and any future product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our current product candidates and any future product candidates will receive marketing approval.

We may seek Breakthrough Therapy designation for our current and future product candidates. A breakthrough therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA may also be eligible for other expedited approval programs, including accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe our current product candidates and any future product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or approval compared to candidate products considered for approval under non-expedited FDA review procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our current product candidates and any future product candidates qualify as breakthrough therapies, the FDA may later decide that the product no longer meets the conditions for qualification. Thus, even though we intend to seek Breakthrough Therapy designation for some or all of our current and future product candidates for the treatment of various cancers, there can be no assurance that we will receive breakthrough therapy designation.

A Fast Track designation by the FDA, even if granted for any of our current or future product candidates, may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that our current product candidates and any future product candidates will receive marketing approval.

If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA Fast Track designation for a particular indication. We may seek Fast Track designation for our current and future product candidates, but there is no assurance that the FDA will grant this status to any of our proposed product candidates. Marketing applications filed by sponsors of products in Fast Track development may qualify for priority review under the policies and procedures offered by the FDA, but the Fast Track designation does not assure any such qualification or ultimate marketing approval by the FDA. The FDA has broad discretion whether or not to grant Fast Track designation, so even if we believe a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if we do receive Fast Track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a Fast Track designation does not provide assurance of ultimate FDA approval. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program. In addition, the FDA may withdraw any Fast Track designation at any time.

Obtaining and maintaining regulatory approval of our current product candidates or any future product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our current product candidates or any future product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our current product candidates or any future product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our current product candidates or any future product candidates will be harmed.

If we are unable to successfully validate, develop and obtain regulatory approval for companion diagnostic tests for our product candidates that require or would commercially benefit from such tests, or experience significant delays in doing so, we may not realize the full commercial potential of these product candidates.

In connection with the clinical development of our product candidates for certain indications, we may engage third parties to develop or obtain access to in vitro companion diagnostic tests to identify patient subsets within a disease category who may derive selective and meaningful benefit from our product candidates. Such companion diagnostics would be used during our clinical trials as well as in connection with the commercialization of our product candidates. To be successful, we or our collaborators will need to address a number of scientific, technical, regulatory and logistical challenges. The FDA and comparable foreign regulatory authorities regulate in vitro companion diagnostics as medical devices and, under that regulatory framework, will likely require the conduct of clinical trials to demonstrate the safety and effectiveness of any diagnostics we may develop, which we expect will require separate regulatory clearance or approval prior to commercialization.

We intend to rely on third parties for the design, development and manufacture of companion diagnostic tests for our therapeutic product candidates that may require such tests. If we enter into such collaborative agreements, we will be dependent on the sustained cooperation and effort of our future collaborators in developing and obtaining approval for these companion diagnostics. It may be necessary to resolve issues such as selectivity/specificity, analytical validation, reproducibility, or clinical validation of companion diagnostics during the development and regulatory approval processes. Moreover, even if data from preclinical studies and early clinical trials appear to support development of a companion diagnostic for a product candidate, data generated in later clinical trials may fail to support the analytical and clinical validation of the companion diagnostic. We and our future collaborators may encounter difficulties in developing, obtaining regulatory approval for, manufacturing and commercializing companion diagnostics similar to those we face with respect to our therapeutic candidates themselves, including issues with achieving regulatory clearance or approval, production of sufficient quantities at commercial scale and with appropriate quality standards, and in gaining market acceptance. If we are unable to successfully develop companion diagnostics for these therapeutic product candidates, or experience delays in doing so, the development of these therapeutic product candidates may be adversely affected, these therapeutic product candidates may not obtain marketing approval, and we may not realize the full commercial potential of any of these therapeutics that obtain marketing approval. As a result, our business, results of operations and financial condition could be materially harmed. In addition, a diagnostic company with whom we contract may decide to discontinue selling or manufacturing the companion diagnostic test that we anticipate using in connection with development and commercialization of our product candidates or our relationship with such diagnostic company may otherwise terminate. We may not be able to enter into arrangements with another diagnostic company to obtain supplies of an alternative diagnostic test for use in connection with the development and commercialization of our product candidates or do so on commercially reasonable terms, which could adversely affect and/or delay the development or commercialization of our therapeutic candidates.

Inadequate funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA or comparable foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

For example, over the last several years, including beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Risks Related to Commercialization

If we are unable to successfully commercialize any product candidate for which we receive regulatory approval, or experience significant delays in doing so, our business will be materially harmed.

If we are successful in obtaining marketing approval from applicable regulatory authorities for our current or future product candidates, our ability to generate revenues from our current product candidates or any future product candidates will depend on our success in:

•	launching commercial sales of our current product candidates and any future product candidates, whether alone or in collaboration with others;

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receiving an approved label with claims that are necessary or desirable for successful marketing, and that does not contain safety or other limitations that would impede our ability to market our current product candidates or any future product candidates;

•	creating market demand for our product candidates through marketing, sales and promotion activities;

•	hiring, training, and deploying a sales force or contracting with third parties to commercialize our current product candidates or any future product candidates in the United States;

•	manufacturing product candidates in sufficient quantities and at acceptable quality and cost to meet commercial demand at launch and thereafter;

•	establishing and maintaining agreements with wholesalers, distributors, and group purchasing organizations on commercially reasonable terms;

•	creating partnerships with, or offering licenses to, third parties to promote and sell product candidates in foreign markets where we receive marketing approval;

•	maintaining patent and trade secret protection and regulatory exclusivity for our current product candidates or any future product candidates;

•	achieving market acceptance of our current product candidates or any future product candidates by patients, the medical community, and third-party payors;

•	achieving appropriate reimbursement for our current product candidates or any future product candidates;

•	effectively competing with other therapies; and

•	maintaining a continued acceptable safety profile of our current product candidates or any future product candidates following launch.

To the extent we are not able to do any of the foregoing, our business, financial condition, results of operations, stock price and prospects will be materially harmed.

We face significant competition from other biopharmaceutical and biotechnology companies, academic institutions, government agencies, and other research organizations, which may result in others discovering, developing or commercializing products more quickly or marketing them more successfully than us. If their product candidates are shown to be safer or more effective than ours, our commercial opportunity may be reduced or eliminated.

The development and commercialization of cancer immunotherapy products is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary rights. We face competition with respect to our current product candidates, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major biopharmaceutical companies, specialty biopharmaceutical companies, and biotechnology companies worldwide. There are a number of large biopharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of solid tumors. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization. See “Business – Competition.”

While our product candidates are intended to be used in combination with other drugs or biologics with different mechanisms of action, if and when marketed they will still compete with a number of drugs and biologics that are currently marketed or in development that also target cancer. To compete effectively with these products, our current product candidates or any future product candidates will need to demonstrate advantages in clinical efficacy and safety compared to these competitors when used alone or in combination with other drugs or biologics.

Our commercial opportunities could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are easier to administer or are less expensive alone or in combination with other therapies than any products that we may develop alone or in combination with other therapies. Our competitors also may obtain FDA or comparable foreign regulatory authorities’ approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors coverage decisions.

Many of the companies with which we are competing or may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than we do. Mergers and acquisitions in the biopharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in developing or acquiring technologies complementary to, or necessary for, our programs. If we are unable to successfully compete with these companies our business, financial condition, results of operations, stock price and prospects may be materially harmed.

If we are unable to establish effective marketing, sales and distribution capabilities or enter into agreements with third parties to market and sell our current product candidates or any future product candidates, if they are approved, the revenues that we generate may be limited and we may never become profitable.

We currently do not have a commercial infrastructure for the marketing, sale, and distribution of our cancer immunotherapies. If and when our current product candidates or any future product candidates receive marketing approval, we intend to commercialize such product candidates on our own in the United States and potentially with pharmaceutical or biotechnology partners in other geographies. In order to commercialize our products, we must build our marketing, sales, and distribution capabilities or make arrangements with third parties to perform these services. We may not be successful in doing so. Should we decide to move forward in developing our own marketing capabilities, we may incur expenses prior to product launch or even approval in order to recruit a sales force and develop a marketing and sales infrastructure. If a commercial launch is delayed as a result of the FDA or comparable foreign regulatory authority requirements or other reasons, we would incur these expenses prior to being able to realize any revenue from sales of our current product candidates and any future product candidates. Even if we are able to effectively hire a sales force and develop a marketing and sales infrastructure, our sales force and marketing teams may not be successful in commercializing our current product candidates or any future product candidates. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

We may also or alternatively decide to collaborate with third-party marketing and sales organizations to commercialize any approved product candidates in the United States, in which event, our ability to generate product revenues may be limited. To the extent we rely on third parties to commercialize any products for which we obtain regulatory approval, we may receive less revenues than if we commercialized these products ourselves, which could materially harm our prospects. In addition, we would have less control over the sales efforts of any other third parties involved in our commercialization efforts, and could be held liable if they failed to comply with applicable legal or regulatory requirements. Such third parties may also fail to devote the necessary resources and attention to sell and market any approved products effectively.

We have no prior experience in the marketing, sale, and distribution of biopharmaceutical products, and there are significant risks involved in building and managing a commercial infrastructure. The establishment and development of commercial capabilities, including compliance plans, to market any products we may develop will be expensive and time consuming and could delay any product launch, and we may not be able to successfully develop this capability. We will have to compete with other biopharmaceutical and biotechnology companies, including oncology-focused companies, to recruit, hire, train, manage, and retain marketing and sales personnel, which is expensive and time consuming and could delay any product launch. Developing our sales capabilities may also divert resources and management attention away from product development.

In the event we are unable to develop a marketing and sales infrastructure, we may not be able to commercialize our current product candidates or any future product candidates in the United States or elsewhere, which could limit our ability to generate product revenues and materially harm our business, financial condition, results of operations, stock price and prospects. Factors that may inhibit our efforts to commercialize our current product candidates or any future product candidates include:

•	the inability to recruit, train, manage, and retain adequate numbers of effective sales and marketing personnel;

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the inability of sales personnel to obtain access to physicians and educate adequate numbers of physicians on the benefits of prescribing our current product candidates or any future product candidates;

•	our inability to effectively oversee a geographically dispersed sales and marketing team;

•	the costs associated with training sales and marketing personnel on legal and regulatory compliance matters and monitoring their actions;

•	an inability to secure adequate coverage and reimbursement by government and private health plans;

•	the clinical indications for which the products are approved and the claims that we may make for the products;

•	limitations or warnings, including distribution or use restrictions, contained in the products’ approved labeling;

•	any distribution and use restrictions imposed by the FDA or comparable foreign regulatory authorities or to which we agree as part of a mandatory REMS or voluntary risk management plan;

•	liability for sales or marketing personnel who fail to comply with the applicable legal and regulatory requirements;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization or engaging a contract sales organization.

If our current product candidates or any future product candidates do not achieve broad market acceptance, the revenues that we generate from their sales may be limited, and we may never become profitable.

We have never commercialized a product candidate for any indication. Even if our current product candidates and any future product candidates are approved by the appropriate regulatory authorities for marketing and sale, they may not gain acceptance among physicians, patients, third-party payors, and others in the medical community. If any product candidates for which we obtain regulatory approval do not gain an adequate level of market acceptance, we may not generate significant revenue and may not become profitable, or may be significantly delayed in achieving profitability. Market acceptance of our current product candidates and any future product candidates by the medical community, patients, and third-party payors will depend on a number of factors, some of which are beyond our control. For example, physicians are often reluctant to switch their patients and patients may be reluctant to switch from existing therapies even when new and potentially more effective or safer treatments enter the market. If public perception is influenced by claims that the use of cancer immunotherapies is unsafe, whether related to our immunomedicines or our competitors’ products, our products may not be accepted by the general public or the medical community. Future adverse events in immuno-oncology or the biopharmaceutical industry could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of our products.

Efforts to educate the medical community and third-party payors on the benefits of our current product candidates and any future product candidates may require significant resources and may not be successful. If our current product candidates or any future product candidates are approved but do not achieve an adequate level of market acceptance, we could be prevented from or significantly delayed in achieving profitability. The degree of market acceptance of any of our current product candidates and any future product candidates will depend on a number of factors, including:

•	the efficacy of our current product candidates and any future product candidates as a single agent and in combination with marketed checkpoint inhibitor immunotherapies;

•	the commercial success of the checkpoint blockade drugs and biologics with which our products are co-administered;

•	the prevalence and severity of adverse events associated with our current product candidates and any future product candidates or those products with which they are co-administered;

•	the clinical indications for which the products are approved and the approved claims that we may make for the products;

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limitations or warnings contained in the product’s FDA-approved labeling or those of comparable foreign regulatory authorities, including potential limitations or warnings for our current product candidates and any future product candidates that may be more restrictive than other competitive products;

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changes in the standard of care for the targeted indications for our current product candidates and any future product candidates, which could reduce the marketing impact of any claims that we could make following FDA approval or approval by comparable foreign regulatory authorities, if obtained;

•	the relative convenience and ease of administration of our current product candidates and any future product candidates and any products with which they are co-administered;

•	the cost of treatment compared with the economic and clinical benefit of alternative treatments or therapies;

•	the availability of adequate coverage or reimbursement by third party payors, including government healthcare programs such as Medicare and Medicaid and other healthcare payors;

•	the price concessions required by third-party payors to obtain coverage;

•	the willingness of patients to pay out-of-pocket in the absence of adequate coverage and reimbursement;

•	the extent and strength of our marketing and distribution of our current product candidates and any future product candidates;

•	the safety, efficacy, and other potential advantages over, and availability of, alternative treatments already used or that may later be approved;

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distribution and use restrictions imposed by the FDA or comparable foreign regulatory authorities with respect to our current product candidates and any future product candidates or to which we agree as part of a REMS or voluntary risk management plan;

•	the timing of market introduction of our current product candidates and any future product candidates, as well as competitive products;

•	our ability to offer our current product candidates and any future product candidates for sale at competitive prices;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the extent and strength of our third-party manufacturer and supplier support;

•	the actions of companies that market any products with which our current product candidates and any future product candidates are co-administered;

•	the approval of other new products;

•	adverse publicity about our current product candidates and any future product candidates or any products with which they are co-administered, or favorable publicity about competitive products; and

•	potential product liability claims.

The size of the potential market for our current product candidates or any future product candidates is difficult to estimate and, if any of our assumptions are inaccurate, the actual markets for our current product candidates or any future product candidates may be smaller than our estimates.

The potential market opportunities for our current product candidates or any future product candidates are difficult to estimate and will depend in large part on the drugs with which our current product candidates or any future product candidates are co-administered and the success of competing therapies and therapeutic approaches. Our estimates of the potential market opportunities are predicated on many assumptions, which may include industry knowledge and publications, third-party research reports, and other surveys. Although we believe that our internal assumptions are reasonable, these assumptions involve the exercise of significant judgment on the part of our management, are inherently uncertain, and their reasonableness has not been assessed by an independent source. Further, new studies may change the estimated incidence or prevalence of these diseases, and any regulatory approvals that we may receive for a product candidate may include limitations for use or contraindications that decrease the addressable patient population. If any of the assumptions proves to be inaccurate, the actual markets for our current product candidates and any future product candidates could be smaller than our estimates of the potential market opportunities.

Negative developments in the field of immuno-oncology could damage public perception of our current or future product candidates and negatively affect our business.

The commercial success of our current product candidates or any future product candidates will depend in part on public acceptance of the use of cancer immunotherapies. Adverse events in clinical trials of EOS-850, EOS-448, or any future product candidates, or in clinical trials of others developing similar products and the resulting publicity, as well as any other negative developments in the field of immuno-oncology that may occur in the future, including in connection with competitor therapies, could result in a decrease in demand for EOS-850, EOS-448, or any future product candidates that we may develop. These events could also result in the suspension, discontinuation, or clinical hold of or modification to our clinical trials. If public perception is influenced by claims that the use of cancer immunotherapies is unsafe, whether related to our therapies or those of our competitors, our current product candidates and any future product candidates may not be accepted by the general public or the medical community and potential clinical trial subjects may be discouraged from enrolling in our clinical trials or may discontinue their participation in our clinical trials. As a result, we may not be able to continue or may be delayed in conducting our development programs.

Future negative developments in the field of immuno-oncology or the biopharmaceutical industry could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of our current product candidates or any future product candidates. Any increased scrutiny could delay or increase the costs of obtaining marketing approval for EOS-850, EOS-448, or any future product candidates.

Even if we are able to commercialize any current product candidates or any future product candidates, such drugs and biologics may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.

The regulations that govern regulatory approvals, pricing and reimbursement for new drugs and biologics vary widely from country to country. Some countries require approval of the sale price of a drug or biologic before it can be marketed. In many countries, the pricing review period begins after marketing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay our commercial launch of the product candidate, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product candidate in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more of our current product candidates and any future product candidates, even if our current product candidates and any future product candidates obtain marketing approval.

Our ability to commercialize our current product candidates and any future product candidates successfully also will depend in part on the extent to which coverage and reimbursement for our current product candidates and any future product candidates and related treatments will be available from government authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within HHS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. Other factors payors consider in determining reimbursement are based on whether the product is:

•	a covered benefit under its health plan;
•	safe, effective and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular drugs and biologics. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs and biologics. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs and biologics. We cannot be sure that coverage will be available for any product candidate that we commercialize and, if coverage is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval. Additionally, we or our collaborators may develop companion diagnostic tests for use with our product candidates. We, or our collaborators, will be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we seek for our product candidates, once approved. There is significant uncertainty regarding our ability, or a collaborator’s ability, to obtain coverage and adequate reimbursement for the same reasons applicable to our product candidates.

There may be significant delays in obtaining reimbursement for newly approved drugs and biologics, and coverage may be more limited than the purposes for which the drug is approved or for which a biologic is licensed by the FDA or similar regulatory authorities outside the United States. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug or biologic and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Net prices for drugs and biologics may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs or biologics from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved drugs or biologics that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize drugs and biologics and our overall financial condition.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of drugs and biologics are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for drugs and biologics, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most European Union member states, or Member States, have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of our current product candidates and any future product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell a product for which we obtain marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjected biological products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and biologics that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs and biologics, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% (increased from 50% pursuant to the Bipartisan Budget Act of 2018, effective as of 2019) point-of-sale discounts off negotiated prices of applicable brand drugs and biologics to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs or biologics to be covered under Medicare Part D.

There remain judicial and Congressional challenges to certain aspects of the ACA, as well as efforts by the Trump administration to repeal or replace certain aspects of the ACA. While Congress has not passed repeal legislation to date, the Tax Cuts and Jobs Act of 2017, or TCJA, repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a federal district court in Texas ruled the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the TCJA, the remaining provisions of the ACA are invalid as well. Additionally, on December 18, 2019, the U.S. Court of Appeals for the Fifth Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and has allotted one hour for oral arguments, which are expected to occur in the fall of 2020. We will continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business.

Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. On October 13, 2017, President Trump signed an Executive Order terminating the cost-sharing subsidies that reimburse insurers under the ACA. In December 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans, or QHPs, and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. Since then, the ACA risk adjustment program payment parameters have been updated annually. However, on April 27, 2020, the United States Supreme Court reversed a Federal Circuit decision that previously upheld Congress’ denial of $12 billion in “risk corridor” funding.

In addition, the 2020 federal spending package permanently eliminates, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. The Bipartisan Budget Act of 2018 also amended the ACA, effective January 1, 2019, by increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In addition, CMS published a final rule that would give states greater flexibility, effective January 1, 2020, in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, and, due to subsequent legislative amendments, will remain in effect through 2030 unless additional Congressional action is taken. The Coronavirus Aid, Relief and Economic Security Act, or CARES Act, which was signed into law in March 2020 and is designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2020. The American Taxpayer Relief Act of 2012, or ATRA, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Additionally, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of product candidates paid by consumers. HHS has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy, a type of prior authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019.

Further, on May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new product candidates that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its product candidates available to eligible patients as a result of the Right to Try Act.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our current product candidates and any future product candidates or additional pricing pressures. It is possible that additional governmental action is taken to address the COVID-19 pandemic. For example, on April 18, 2020, CMS announced that QHP issuers under the ACA may suspend activities related to the collection and reporting of quality data that would have otherwise been reported between May and June 2020 given the challenges healthcare providers are facing responding to the COVID-19 virus.

Our revenue prospects could be affected by changes in healthcare spending and policy in the United States and abroad. We operate in a highly regulated industry and new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could negatively impact our business, operations and financial condition.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future, including repeal, replacement or significant revisions to the ACA. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for our current product candidates and any future product candidates, if we obtain regulatory approval;

•	our ability to set a price that we believe is fair for our products;

•	our ability to obtain coverage and reimbursement approval for a product;

•	our ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability.

Our relationships with healthcare providers, customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to significant administrative, civil, and criminal penalties, damages, fines, disgorgement, imprisonment, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings.

Although we do not currently have any products on the market, our current and future arrangements with healthcare providers, third-party payors, customers, and others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations which may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute our current product candidates and any future product candidates for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

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the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the federal Anti-Kickback Statute is violated. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution; but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection;

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the federal civil and federal false claims laws and civil monetary penalty laws, including the False Claims Act which can be enforced through civil whistleblower or qui tam actions, impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false of fraudulent claim for purposes of the False Claims Act;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal physician payment transparency requirements, sometimes referred to as the “Sunshine Act” under the ACA require certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report CMS information related to payments and other transfers of value to physicians, as defined by such law, and teaching hospitals and the ownership and investment interests of such physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, which also imposes obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouses as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions; and

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analogous state laws and regulations, such as state anti-kickback and false claims laws that may be broader in scope and apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures; state and local laws that require the registration of pharmaceutical sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Ensuring that our future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs. We have entered into certain advisory board and consulting agreements with physicians, including some who are compensated in the form of stock or stock options who may influence the ordering or use of our product candidates, if approved, in the future. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were to be found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

Our business activities will be subject to the Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery and anti-corruption laws.

As we expand our business activities outside of the United States, including our clinical trial efforts, we will be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate. The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-United States government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-United States governments. Additionally, in many other countries, the healthcare providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers will be subject to regulation under the FCPA. Recently the SEC and Department of Justice have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies. There is no certainty that all of our employees, agents, suppliers, manufacturers, contractors, or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, the closing down of facilities, including those of our suppliers and manufacturers, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries as well as difficulties in manufacturing or continuing to develop our products, and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results, and financial condition.

Risks related to intellectual property

If we are unable to obtain and maintain sufficient intellectual property protection for our current product candidates or any future product candidates, or if the scope of the intellectual property protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our current product candidates or any future product candidates and research programs. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel discoveries and technologies that are important to our business, however, we cannot predict:

•	if and when patents may issue based on our patent applications;

•	the scope of protection of any patent issuing based on our patent applications;

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whether the claims of any patent issuing based on our patent applications will protect our current product candidates or any future product candidates and their intended uses or prevent others from commercializing competitive technologies or products;

•	whether or not third parties will find ways to invalidate or circumvent our patent rights;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; and/or

•	whether we will need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose.

Obtaining and enforcing patents is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications, or maintain and/or enforce patents that may issue based on our patent applications, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development results before it is too late to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, or CROs, CMOs, consultants, advisors and other third parties, any of these parties may breach these agreements and disclose such results before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

We also cannot be certain that the claims in our pending patent applications directed to our product candidates and/or technologies will be considered patentable by the U.S. Patent and Trademark Office, or the USPTO, or by patent offices in foreign countries. One aspect of the determination of patentability of our inventions depends on the scope and content of the “prior art,” information that was or is deemed available to a person of skill in the relevant art prior to the priority date of the claimed invention. There may be prior art of which we are not aware that may affect the patentability of our patent claims or, if issued, affect the validity or enforceability of a patent claim. Even if the patents do issue based on our patent applications, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, patents in our portfolio may not adequately exclude third parties from practicing relevant technology or prevent others from designing around our claims. If the breadth or strength of our intellectual property position with respect to our current product candidates or any future product candidates is threatened, it could dissuade companies from collaborating with us to develop and threaten our ability to commercialize our current product candidates or any future product candidates. In the event of litigation or administrative proceedings, we cannot be certain that the claims in any of our issued patents will be considered valid by courts in the United States or foreign countries.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent which might adversely affect our ability to develop and market our products.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our current product candidates or any future product candidates in any jurisdiction.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our current product candidates or any future product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

In the future, we may need to obtain additional licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

From time to time we may be required to license technology from additional third parties to further develop or commercialize our current product candidates or any future product candidates. Should we be required to obtain licenses to any third-party technology, including any such patents required to manufacture, use or sell our current product candidates or any future product candidates, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of our current product candidates or any future product candidates could cause us to abandon any related efforts, which could seriously harm our business and operations.

We may become involved in lawsuits alleging that we have infringed the intellectual property rights of third parties or to protect or enforce our patents or other intellectual property, which litigation could be expensive, time consuming and adversely affect our ability to develop or commercialize our current product candidates or any future product candidates.

The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our products candidates. Third parties may assert infringement claims against us based on existing or future intellectual property rights. If we were sued for patent infringement, we would need to demonstrate that our current product candidates or any future product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity may be difficult. For example, in the United States, proving invalidity in court requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. If we are found to infringe a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our current product candidates or any future product candidates or force us to cease some of our business operations, which could materially harm our business.

In addition, we may find that competitors are infringing our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks. Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Moreover, we cannot assure you that we will have sufficient financial or other resources to defend or pursue such litigation, which typically last for years before they are concluded. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on our business and operations. In addition, we may not have sufficient resources to bring these actions to a successful conclusion.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing our issued patent, any patents that may be issued as a result of our pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We could in the future be subject to claims that we or our employees have inadvertently or otherwise used or disclosed alleged trade secrets or other confidential information of former employers or competitors. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may become subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor.

While we may litigate to defend ourselves against these claims, even if we are successful, litigation could result in substantial costs and could be a distraction to management. If our defenses to these claims fail, in addition to requiring us to pay monetary damages, a court could prohibit us from using technologies or features that are essential to our current product candidates or any future product candidates, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. Moreover, any such litigation or the threat thereof may adversely affect our reputation, our ability to form strategic alliances or sublicense our rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on our business, results of operations and financial condition.

We may not be able to protect our intellectual property rights throughout the world.

Patents are of national or regional effect, and filing, prosecuting and defending patents on all of our current product candidates or any future product candidates throughout the world would be prohibitively expensive. As such, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Further, the legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals or biologics, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. In addition, certain developing countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our current product candidates or any future product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. However, the patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation, resulting in court decisions, including Supreme Court decisions, that have increased uncertainties as to the ability to obtain and enforce patent rights in the future. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries could increase the uncertainties and costs. For example, in September 2011 the Leahy-Smith America Invents Act, or the America Invents Act, was signed into law and included a number of significant changes to U.S. patent law as then existed. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. After March 2013, under the America Invents Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. However, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may rely on trade secret and proprietary know-how which can be difficult to trace and enforce and, if we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and current product candidates or any future product candidates, we may also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. Elements of our current product candidates or any future product candidates, including processes for their preparation and manufacture, may involve proprietary know-how, information, or technology that is not covered by patents, and thus for these aspects we may consider trade secrets and know-how to be our primary intellectual property. Any disclosure, either intentional or unintentional, by our employees, the employees of third parties with whom we share our facilities or third party consultants and vendors that we engage to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

Trade secrets and know-how can be difficult to protect. We require our employees to enter into written employment agreements containing provisions of confidentiality and obligations to assign to us any inventions generated in the course of their employment. We enter into written agreements that include confidentiality and intellectual property obligations to protect each party’s property, potential trade secrets, proprietary know-how, and information. We further seek to protect our potential trade secrets, proprietary know-how, and information in part, by entering into non-disclosure and confidentiality agreements with parties who are given access to them, such as our corporate collaborators, outside scientific collaborators, CROs, CMOs, consultants, advisors and other third parties. With our consultants, contractors, and outside scientific collaborators, these agreements typically include invention assignment obligations. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be harmed.

We may become subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our current product candidates or any future product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Patent terms may be inadequate to protect our competitive position on our current product candidates or any future product candidates for an adequate amount of time.

Patent rights are of limited duration. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Even if patents covering our current product candidates or any future product candidates are obtained, once the patent life has expired for a product, we may be open to competition from biosimilar or generic products. A patent term extension based on regulatory delay may be available in the United States. However, only a single patent can be extended for each marketing approval, and any patent can be extended only once, for a single product. Moreover, the scope of protection during the period of the patent term extension does not extend to the full scope of the claim, but instead only to the scope of the product as approved. Laws governing analogous patent term extensions in foreign jurisdictions vary widely, as do laws governing the ability to obtain multiple patents from a single patent family. Additionally, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. If we are unable to obtain patent term extension or restoration, or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our product will be shortened and our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially.

Risks related to reliance on third parties

We rely on third parties to conduct our clinical trials and perform some of our research and preclinical studies. If these third parties do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, our development programs may be delayed or subject to increased costs, each of which may have an adverse effect on our business and prospects.

We do not have the ability to conduct all aspects of our preclinical testing or clinical trials ourselves. As a result, we are, and expect to remain, dependent on third parties to conduct our ongoing clinical trials and any future clinical trials of our product candidates. The timing of the initiation and completion of these trials will therefore be partially controlled by such third parties and may result in delays to our development programs. Specifically, we expect CROs, clinical investigators, and consultants to play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, we will not be able to control all aspects of their activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs and other third parties does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for all of our current product candidates and any future product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, clinical trial investigators and clinical trial sites. If we or any of our CROs or clinical trial sites fail to comply with applicable GCP requirements, the data generated in our clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to stop and/or repeat clinical trials, which would delay the marketing approval process.

There is no guarantee that any such CROs, clinical trial investigators or other third parties on which we rely will devote adequate time and resources to our development activities or perform as contractually required. Further, the performance of our CROs may also be interrupted by the ongoing COVID-19 pandemic, including due to travel or quarantine policies, heightened exposure of CRO staff who are healthcare providers to COVID-19 or prioritization of resources toward the pandemic. If any of these third parties fail to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, otherwise performs in a substandard manner, or terminates its engagement with us, the timelines for our development programs may be extended or delayed or our development activities may be suspended or terminated. If any of our clinical trial sites terminates for any reason, we may experience the loss of follow-up information on subjects enrolled in such clinical trials unless we are able to transfer those subjects to another qualified clinical trial site, which may be difficult or impossible. In addition, clinical trial investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA or comparable foreign regulatory authorities concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of any marketing application we submit by the FDA or any comparable foreign regulatory authority. Any such delay or rejection could prevent us from commercializing our current product candidates and any future product candidates.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our current product candidates or any future product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our products.

If any of our relationships with these third-party CROs or others terminate, we may not be able to enter into arrangements with alternative CROs or other third parties or to do so on commercially reasonable terms.

Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO begins work. As a result, delays may occur, which can materially impact our ability to meet our desired development timelines. Though we endeavor to carefully manage our relationships with our CROs and other third parties, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We rely on third parties to manufacture our product candidates, and we expect to continue to rely on third parties for the clinical as well as any future commercial supply of our product candidates and other future product candidates. The development of our current and future product candidates, and the commercialization of any approved products, could be stopped, delayed or made less profitable if any such third party fails to provide us with sufficient clinical or commercial quantities of such product candidates or products, fails to do so at acceptable quality levels or prices or fails to achieve or maintain satisfactory regulatory compliance.

We do not currently have, and we do not plan to build, the infrastructure or capability internally to manufacture current product candidates or any future product candidates for use in the conduct of our clinical trials or, if approved, for commercial supply. We rely on, and expect to continue to rely on, contract manufacturing organizations, or CMOs. Reliance on third-party providers may expose us to more risk than if we were to manufacture our product candidates ourselves. We do not control the manufacturing processes of the CMOs we contract with and are dependent on those third parties for the production of our product candidates in accordance with relevant applicable regulations such as cGMP, which includes, among other things, quality control, quality assurance and the maintenance of records and documentation.

In complying with the manufacturing regulations of the FDA and comparable foreign regulatory authorities, we and our third-party suppliers must spend significant time, money and effort in the areas of design and development, testing, production, record-keeping and quality control to assure that the products meet applicable specifications and other regulatory requirements. The failure to comply with these requirements could result in an enforcement action against us, including the seizure of products and shutting down of production. We and any of these third-party suppliers may also be subject to audits by the FDA or comparable foreign regulatory authorities. If any of our third-party suppliers fails to comply with cGMP or other applicable manufacturing regulations, our ability to develop and commercialize our product candidates could suffer significant interruptions.

Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

Any disruption, such as a fire, natural hazards or vandalism at our CMOs, or any impacts on our CMOs due to the COVID-19 pandemic, could significantly interrupt our manufacturing capability. We currently do not have alternative production plans in place or disaster-recovery facilities available. In case of a disruption, we will have to establish alternative manufacturing sources. This would require substantial capital on our part, which we may not be able to obtain on commercially acceptable terms or at all. Additionally, we would likely experience months of manufacturing delays as we build facilities or locate alternative suppliers and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy manufacturing needs on a timely basis, if at all. If changes to CMOs occur, then there also may be changes to manufacturing processes inherent in the setup of new operations for our product candidates and any products that may obtain approval in the future. Any such changes could require the conduct of bridging studies before we can use any materials produced at new facilities or under new processes in clinical trials or, for any products reaching approval, in our commercial supply. Further, business interruption insurance may not adequately compensate us for any losses that may occur and we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event of any CMOs could have drastic consequences, including placing our financial stability at risk.

Our product candidates and any drugs that we may develop may compete with other product candidates and drugs for access to manufacturing facilities. There are no assurances we would be able to enter into similar commercial arrangements with other manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us. Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval.

If we were to experience an unexpected loss of supply of or if any supplier were unable to meet our clinical or commercial demand for any of our product candidates, we could experience delays in our planned clinical studies or commercialization. For example, the COVID-19 pandemic may impact our ability to procure sufficient supplies for the development of our current and future product candidates, and the extent of such impacts will depend on the severity and duration of the spread of the virus and the actions undertaken to contain COVID-19 or treat its effects. We could be unable to find alternative suppliers of acceptable quality and experience that can produce and supply appropriate volumes at an acceptable cost or on favorable terms. Moreover, our suppliers are often subject to strict manufacturing requirements and rigorous testing requirements, which could limit or delay production. The long transition periods necessary to switch manufacturers and suppliers, if necessary, would significantly delay our clinical trials and, for any product candidates that reach approval, the commercialization of our products, which would materially adversely affect our business, financial condition and results of operation.

The manufacture of biologics is complex and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide supply of our current product candidates or any future product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented.

Manufacturing biologics, especially in large quantities, is often complex and may require the use of innovative technologies to handle living cells. Each lot of an approved biologic must undergo thorough testing for identity, strength, quality, purity and potency. Manufacturing biologics requires facilities specifically designed for and validated for this purpose, and sophisticated quality assurance and quality control procedures are necessary. Slight deviations anywhere in the manufacturing process, including filling, labeling, packaging, storage and shipping and quality control and testing, may result in lot failures, product recalls or spoilage. When changes are made to the manufacturing process, we may be required to provide preclinical and clinical data showing the comparable identity, strength, quality, purity or potency of the products before and after such changes. If microbial, viral or other contaminations are discovered at the facilities of our manufacturers, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm our business. The use of biologically derived ingredients can also lead to allegations of harm, including infections or allergic reactions, or closure of product facilities due to possible contamination.

In addition, there are risks associated with large scale manufacturing for clinical trials or commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, compliance with good manufacturing practices, lot consistency and timely availability of raw materials. Even if we obtain marketing approval for any of our current product candidates or any future product candidates, there is no assurance that our manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other comparable foreign regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential commercial launch of the product or to meet potential future demand. If our manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

We may form or seek collaborations or strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such collaborations, alliances or licensing arrangements.

We may form or seek strategic alliances, create joint ventures or collaborations, or enter into licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future product candidates that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business.

In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety, potency, purity and efficacy and obtain marketing approval.

Further, collaborations involving our product candidates are subject to numerous risks, which may include the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

•

collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization of our product candidates based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•

disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates; and

•

collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property.

As a result, if we enter into additional collaboration agreements and strategic partnerships or license our product candidates, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates in certain geographies for certain indications, which would harm our business prospects, financial condition and results of operations.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties to research and develop and to manufacture our product candidates, we must share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s independent discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with will likely expect to be granted rights to publish data arising out of such collaboration and any joint research and development programs may require us to share trade secrets under the terms of our research and development or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business. Enforcing a claim that a third party illegally obtained and is using our trade secrets, like patent litigation, is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets.

Risks related to our employee matters and managing growth

If the current public health pandemic related to coronavirus (COVID-19) continues to worsen, our operations, business and financial results may be adversely impacted.

Public health pandemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China and has since spread to several other countries, including the United States and European countries, with infections and deaths reported globally. The continued spread of COVID-19 could adversely impact our manufacturing and other operations, including our ability to recruit and retain patients, principal investigators, clinical trial sites and their staff, caregivers and healthcare providers as necessary. The COVID-19 outbreak may negatively affect the operations of third-party suppliers and service providers that we rely upon to carry out our clinical trials or the operations of our third-party manufacturers, which could result in delays or disruptions in the supply of our product candidates for our clinical trials. Furthermore, COVID-19 may delay startup of new clinical trial sites and enrollment in our clinical trials due to prioritization of hospital resources toward the outbreak, restrictions in travel and site enrollment restrictions. Some patients may be unwilling to enroll in future clinical trials or be unable to comply with clinical trial protocols if quarantines or travel restrictions impede patient movement or interrupt healthcare services. Increased demand at clinical trial sites and quarantined doctors and staff may reduce personnel and other available resources at clinical trial sites needed to conduct our clinical trials and may cause the screening of new patients or clinical trial operations to be paused, and the procedures or assessments of patients on trial to be delayed or missed. Trial sites may also limit or prohibit on site monitoring to decrease potential exposure of doctors, staff and patients to COVID-19, which would require us to use remote monitoring via video conferences. While we do not anticipate any negative effects from remote monitoring, it could potentially affect quality, training and source data verification at clinical trial sites. Additionally, if a clinical trial site does not have remote monitoring capabilities, we may be required to find other distance monitoring solutions. Further, we are currently experiencing challenges with respect to climate-controlled shipping of our product candidates, which may delay our ability to dose patients in our ongoing trials. Any negative impact COVID-19 has to patient enrollment, retention or treatment could delay our clinical trial timelines and adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, particularly on our current projected timelines, increase our operating expenses and have a material adverse effect on our business and financial results. As of the date of this prospectus, we remain in active dialog with our CROs and clinical sites to minimize the impact of this pandemic to our clinical trials of EOS-850 and EOS-

448 without adversely impacting the safety of patients. Despite our best efforts, it may prove difficult to continue to treat patients in a timely manner and activation of new sites could be delayed, particularly for our clinical trial sites in areas with high rates of community spread.

In addition, COVID-19 has resulted in significant governmental measures being implemented to control the spread of the virus, including quarantines, travel restrictions and business shutdowns. As of the date hereof, we have taken temporary precautionary measures intended to help minimize the risk of the virus to our employees and their families, including temporarily requiring all non-laboratory employees and all non-essential employees for laboratory work to work remotely. We have suspended non-essential travel worldwide for our employees and are discouraging employee attendance at other gatherings. Further measures may be taken as the pandemic continues. These measures could negatively affect our business. For instance, temporarily requiring most employees to work remotely has required us to decrease pre-clinical laboratory work, which may delay and otherwise adversely impact our pre-clinical program development. Further, remote work may disrupt our operations or increase the risk of a cybersecurity incident. In addition, although our employees are accustomed to working remotely, changes in internal controls due to remote work arrangements could potentially result in control deficiencies in the preparation of our financial reports, which could be significant. COVID-19 has also caused volatility in the global financial markets and threatened a slowdown in the global economy, which may negatively affect our ability to raise additional capital on attractive terms or at all.

The extent to which COVID-19 may impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, the severity of COVID-19 or the effectiveness of actions to contain and treat COVID-19, particularly in the geographies where we, our third party manufacturers, CROs or current and planned clinical trial sites operate. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions. If we or any of the third parties with whom we engage, however, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively affected, which could have a material adverse impact on our business and our results of operation and financial condition.

In addition, to the extent the ongoing COVID-19 pandemic adversely affects our business and results of operations, it may also have the effect of heightening many of the other risks and uncertainties described in this “Risk factors” section.

We expect to expand our development, regulatory and operational capabilities and, as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of June 15, 2020, we had 46 full-time employees. As we advance our research and development programs and as we transition to operating as a public company, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of management and operations, clinical development, quality, regulatory affairs and, if any of our current product candidates or any future product candidates receive marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must:

•	identify, recruit, integrate, maintain and motivate additional qualified personnel;

•

manage our development efforts effectively, including the initiation and conduct of clinical trials for our current product candidates or any future product candidates, both as monotherapy and in combination with other intra-portfolio product candidates; and

•	improve our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to develop, manufacture and commercialize our current product candidates or any future product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert financial and other resources, and a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time, to managing these growth activities. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including substantially all aspects of regulatory approval, clinical trial management and manufacturing. There can be no assurance that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our current product candidates or any future product candidates and, accordingly, may not achieve our research, development and commercialization goals.

We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

We are highly dependent on the services of our founder, Michel Detheux, Ph.D., who serves as our Chief Executive Officer and President. Although we have entered into an employment agreements with him, it is not for a specific term and he may terminate his employment with us at any time, though we are not aware of any present intention of him to leave us. We do not maintain “key person” insurance for Dr. Detheux or any of our other executives or employees.

Dr. Detheux has significant experience identifying and developing drugs and biopharmaceuticals. We believe that his drug discovery and development experience, and overall biopharmaceutical company management experience, would be difficult to replace. However, the historical results, past performance and/or acquisitions of companies with which they were affiliated do not necessarily predict or guarantee similar results for our company.

Our industry has experienced a high rate of turnover in recent years. Our ability to compete in the highly competitive biopharmaceuticals industry depends upon our ability to attract, retain and motivate highly skilled and experienced personnel with scientific, medical, regulatory, manufacturing and management skills and experience. Although we conduct our research and development in Belgium, our headquarters with management is located, and we plan on expanding our clinical development activities, in the Boston area, a region that is home to many other biopharmaceutical companies as well as many academic and research institutions, resulting in fierce competition for qualified personnel. We may not be able to attract or retain qualified personnel in the future due to the intense competition for a limited number of qualified personnel among biopharmaceutical companies. Many of the other biopharmaceutical companies against which we compete have greater financial and other resources, different risk profiles and a longer history in the industry than we do. Our competitors may provide higher compensation, more diverse opportunities and/or better opportunities for career advancement. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. Any or all of these competing factors may limit our ability to continue to attract and retain high quality personnel, which could negatively affect our ability to successfully develop and commercialize our current product candidates or any future product candidates and to grow our business and operations as currently contemplated.

We may be unable to adequately protect our information systems from cyberattacks, which could result in the disclosure of confidential or proprietary information, including personal data, damage our reputation, and subject us to significant financial and legal exposure.

We rely on information technology systems that we or our third-party providers operate to process, transmit and store electronic information in our day-to-day operations. In connection with our product discovery efforts, we may collect and use a variety of personal data, such as names, mailing addresses, email addresses, phone numbers and clinical trial information. A successful cyberattack could result in the theft or destruction of intellectual property, data, or other misappropriation of assets, or otherwise compromise our confidential or proprietary information and disrupt our operations. Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyberattacks could include wrongful conduct by hostile foreign governments, industrial espionage, wire fraud and other forms of cyber fraud, the deployment of harmful malware, denial-of-service, social engineering fraud or other means to threaten data security, confidentiality, integrity and availability. A successful cyberattack could cause serious negative consequences for us, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, financial loss and the disclosure of corporate strategic plans. Although we devote resources to protect our information systems, we realize that cyberattacks are a threat, and there can be no assurance that our efforts will prevent information security breaches that would result in business, legal, financial or reputational harm to us, or would have a material adverse effect on our results of operations and financial condition. Any failure to prevent or mitigate security breaches or improper access to, use of, or disclosure of our clinical data or patients’ personal data could result in significant liability under state (e.g., state breach notification laws), federal (e.g., HIPAA, as amended by HITECH), and international law (e.g., the General Data Protection Regulation, or GDPR) and may cause a material adverse impact to our reputation, affect our ability to conduct new studies and potentially disrupt our business.

We rely on our third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies or breaches. If we or our third-party providers fail to maintain or protect our information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to our information technology systems, we or our third-party providers could have difficulty preventing, detecting and controlling such cyber-attacks and any such attacks could result in the losses described above as well as disputes with physicians, patients and our partners, regulatory sanctions or penalties, increases in operating expenses, expenses or lost revenues or other adverse consequences, any of which could have a material adverse effect on our business, results of operations, financial condition, prospects and cash flows. Any failure by such third parties to prevent or mitigate security breaches or improper access to or disclosure of such information could have similarly adverse consequences for us. If we are unable to prevent or mitigate the impact of such security or data privacy breaches, we could be exposed to litigation and governmental investigations, which could lead to a potential disruption to our business. By way of example, the California Consumer Privacy Act, or CCPA, which went into effect on January 1, 2020, creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. In March 2020, the California State Attorney General has proposed varying versions of companion draft regulations which are not yet finalized. Despite the delay in adopting regulations, the California State Attorney General will commence enforcement actions against violators beginning July 1, 2020. The CCPA may increase our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states. By way of example regarding foreign laws and regulations with respect to data privacy and security, the GDPR went into effect in the EU in May 2018 and introduces strict requirements for processing the personal data of EU data subjects. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater.

If we or third-party CMOs, CROs or other contractors or consultants fail to comply with U.S. and international data protection laws and regulations, it could result in government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Unfavorable global economic and trade conditions could adversely affect our business, financial condition or results of operations.

Our current operations are located in Belgium, while our headquarters with management is located in Massachusetts. Any unplanned event, such as flood, fire, explosion, earthquake, extreme weather condition, medical epidemics, including any potential effects from the current global spread of COVID-19, power shortage, telecommunication failure or other natural or man-made accidents or incidents that result in us being unable to fully utilize our facilities, or the manufacturing facilities of our third-party CMOs, may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our product candidates or interruption of our business operations. Natural disasters or pandemics such as the COVID-19 outbreak could further disrupt our operations, and have a material and adverse effect on our business, financial condition, results of operations and prospects. For example, we have instituted a temporary work from home policy for non-essential office personnel and it is possible that this could have a negative impact on the execution of our business plans and operations. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our research facilities or the manufacturing facilities of our third-party CMOs, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure our investors that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities or the manufacturing facilities of our third-party CMOs are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs may be harmed. Any business interruption may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets and global trade. We conduct, and we expect to continue to conduct, portions of our clinical trials outside the United States, and unfavorable economic conditions resulting in the weakening of the U.S. dollar would make those clinical trials more costly to operate. Furthermore, the most recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including a reduced ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption. In addition, proposed tariffs by the Trump administration have included a 25% tariff on raw ingredients for pharmaceuticals, such as the active pharmaceutical ingredients for our proposed product candidates. Furthermore, EOS-448 and precursors of EOS-850 are produced in China, and may be subject to governmental controls, trade restrictions and tariffs. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

A portion of our manufacturing of our lead product candidates takes place in China through third-party manufacturers. A significant disruption in the operation of those manufacturers, a trade war or political unrest in China could materially adversely affect our business, financial condition and results of operations.

We currently contract manufacturing operations to third parties, and clinical quantities of our lead product candidates EOS-850 and EOS-448 are manufactured by these third parties outside the United States, including in China, and we expect to continue to use such third-party manufacturers for such product candidates. Any disruption in production or inability of our manufacturers in China to produce adequate quantities to meet our needs, whether as a result of a natural disaster, the COVID-19 pandemic or other causes, could impair our ability to operate our business on a day-to-day basis and to continue our development of our product candidates. Furthermore, since these manufacturers are located in China, we are exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies of the United States or Chinese governments, political unrest or unstable economic conditions in China. For example, a trade war could lead to tariffs on the chemical intermediates we use that are manufactured in China. Any of these matters could materially and adversely affect our business and results of operations. Any recall of the manufacturing lots or similar action regarding our product candidates used in clinical trials could delay the trials or detract from the integrity of the trial data and its potential use in future regulatory filings. In addition, manufacturing interruptions or failure to comply with regulatory requirements by any of these manufacturers could significantly delay clinical development of potential products and reduce third-party or clinical researcher interest and support of proposed trials. These interruptions or failures could also impede commercialization of our product candidates and impair our competitive position. Further, we may be exposed to fluctuations in the value of the local currency in China. Future appreciation of the local currency could increase our costs. In addition, our labor costs could continue to rise as wage rates increase due to increased demand for skilled laborers and the availability of skilled labor declines in China.

Our employees, clinical trial investigators, CROs, consultants, vendors and any potential commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, clinical trial investigators, CROs, consultants, vendors and any potential commercial partners. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates: (i) FDA laws and regulations or those of comparable foreign regulatory authorities, including those laws that require the reporting of true, complete and accurate information, (ii) manufacturing standards, (iii) federal and state health and data privacy, security, fraud and abuse, government price reporting, transparency reporting requirements, and other healthcare laws and regulations in the United States and abroad, or (iv) laws that require the true, complete and accurate reporting of financial information or data. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of conduct applicable to all of our employees, as well as a disclosure program and other applicable policies and procedures, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future profitability may depend, in part, on our ability to commercialize our current product candidates or any future product candidates in foreign markets for which we may rely on collaboration with third parties. We are not permitted to market or promote any of our current product candidates or any future product candidates before we receive marketing approval from the applicable regulatory authority in that foreign market, and we may never receive such marketing approval for any of our current product candidates or any future product candidates. To obtain marketing approval in many foreign countries, we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our current product candidates or any future product candidates, and we cannot predict success in these jurisdictions. If we obtain approval of our current product candidates or any future product candidates and ultimately commercialize our current product candidates or any future product candidates in foreign markets, we would be subject to additional risks and uncertainties, including:

•	differing payor reimbursement regimes, governmental payors or patient self-pay systems and price controls;

•	our customers’ ability to obtain reimbursement for our current product candidates or any future product candidates in foreign markets;

•	our inability to directly control commercial activities because we are relying on third parties;

•	the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements;

•	different medical practices and customs in foreign countries affecting acceptance in the marketplace;

•	import or export licensing requirements;

•	longer accounts receivable collection times;

•	longer lead times for shipping;

•	language barriers for technical training;

•	reduced protection of intellectual property rights in some foreign countries;

•	the existence of additional potentially relevant third-party intellectual property rights;

•	foreign currency exchange rate fluctuations; and

•	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

Foreign sales of our current product candidates or any future product candidates could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions and changes in tariffs.

The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

Following the result of a referendum in 2016, the United Kingdom left the European Union on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed to by the United Kingdom and the European Union, the United Kingdom will be subject to a transition period until December 31, 2020, or the Transition Period, during which European Union rules will continue to apply. Negotiations between the United Kingdom and the European Union are expected to continue in relation to the customs and trading relationship between the United Kingdom and the European Union following the expiry of the Transition Period.

Since a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our product candidates is derived from European Union directives and regulations, Brexit, following the Transition Period, could materially impact the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the United Kingdom or the European Union. For example, as a result of the uncertainty surrounding Brexit, the EMA relocated to Amsterdam from London. Following the Transition Period, the United Kingdom will no longer be covered by the centralized procedures for obtaining European Union-wide marketing and manufacturing authorizations from the EMA and, unless a specific agreement is entered into, a separate process for authorization of drug products will be required in the United Kingdom, the potential process for which is currently unclear. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the United Kingdom or the European Union and limit our ability to generate revenue and achieve and sustain profitability. In addition, we may be required to pay taxes or duties or be subjected to other hurdles in connection with the importation of our product candidates into the European Union, or we may incur expenses in establishing a manufacturing facility in the European Union in order to circumvent such hurdles. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom or the European Union for our product candidates, or incur significant additional expenses to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business. Any further changes in international trade, tariff and import/export regulations as a result of Brexit or otherwise may impose unexpected duty costs or other non-tariff barriers on us. These developments, or the perception that any of them could occur, may significantly reduce global trade and, in particular, trade between the impacted nations and the United Kingdom. It is also possible that Brexit may negatively affect our ability to attract and retain employees, particularly those from the European Union.

U.S. federal income tax reform could adversely affect our business and financial condition.

The rules dealing with U.S. federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. For example, on March 27, 2020, President Trump signed into law the CARES Act, which included certain changes in tax law intended to stimulate the U.S. economy in light of the COVID-19 coronavirus outbreak, including temporary beneficial changes to the treatment of net operating losses, interest deductibility limitations and payroll tax matters. Additionally, on December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act, or the TCJA, which significantly reformed the Internal Revenue Code of 1986, as amended. The TCJA, among other things, contains significant changes to corporate and individual taxation, some of which could adversely impact an investment in our common stock. Future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations. We urge investors to consult with their legal and tax advisers regarding the implications of potential changes in tax laws on an investment in our common stock.

Our ability to use our U.S. net operating loss carryforwards and certain other U.S. tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. U.S. federal net operating losses generated after December 31, 2017, the TCJA, as modified by the CARES Act, will not expire and may be carried forward indefinitely, and generally may not be carried back to prior taxable years, except that, under the CARES Act, net operating losses generated in 2018, 2019 and 2020 may be carried back five taxable years. Additionally, for taxable years beginning after December 31, 2020, the deductibility of such U.S. federal net operating losses is limited to 80% of our taxable income in any future taxable year. In addition, both our current and our future unused losses may be subject to limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (IRC), if we undergo an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period. We may have experienced such ownership changes in the past, and we may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside the Company’s control. As of December 31, 2019, we had U.S. federal net operating loss carryforwards of $0.4 million, and our ability to utilize those net operating loss carryforwards could be limited by an “ownership change” as described above, which could result in increased tax liability to the Company.

We are exposed to unanticipated changes in Belgian tax laws and regulations, as well as to adjustments to our Belgian tax provisions, exposure to additional tax liabilities in Belgium, or forfeiture of our Belgian tax assets.

The determination in Belgium of our provision for income taxes and other tax liabilities requires significant judgment, including the adoption of certain accounting policies and our determination of whether our deferred tax assets are, and will remain, tax effective. We cannot guarantee that our interpretation or application of accounting policies will not be questioned by the relevant tax authorities, or that the relevant tax laws and regulations, or the interpretation thereof, including through tax rulings, by the relevant tax authorities, will not be subject to change. Any adverse outcome of such a review or change may lead to adjustments in the amounts recorded in our financial statements, and could have a materially adverse effect on our operating results and financial condition.

We are subject to laws and regulations on tax levies and other charges or contributions in different countries, including transfer pricing and tax regulations for the compensation of personnel and third parties. Dealings between current and former group companies as well as additional companies that may form part of our group in the future are subject to transfer pricing regulations, which may be subject to change and could affect us.

Our effective tax rates in Belgium could be adversely affected by changes in tax laws, treaties and regulations, both internationally and domestically, or the interpretation thereof by the relevant tax authorities, including changes to the innovation income deduction, possible changes to the corporate income tax base, wage withholding tax incentive for qualified research and development personnel in Belgium and other tax incentives and the implementation of new tax incentives. An increase of the effective Belgian tax rates could have an adverse effect on our business, financial position, results of operations and cash flows.

If we are unable to use Belgian tax loss carryforwards to reduce future taxable income or benefit from the favourable Belgian tax legislation, our business, results of operations and financial condition may be adversely affected.

At December 31, 2019, we had cumulative carry forward tax losses of €42.5 million in Belgium. Under the current legislation these are available to carry forward and offset against future taxable income for an indefinite period in Belgium. If we are unable to use tax loss carryforwards to reduce future taxable income, our business, results of operations and financial condition may be adversely affected. As a company active in research and development in Belgium we have benefited from certain research and development incentives including, for example, the Belgian research and development tax credit. This tax credit can be offset against the Belgian corporate income tax due. The excess portion may be refunded as from the end of a five-year fiscal period. The research and development incentive is calculated based on the amount of eligible research and development expenditure. The Belgian tax authorities may audit each research and development program in respect of which a tax credit has been claimed and assess whether it qualifies for the tax credit regime. The tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions and/or deductions in respect of our research and development activities and, should the Belgian tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the Belgian government decides to eliminate, or reduce the scope or the rate of, the research and development incentive benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

As a company active in research and development in Belgium, we also expect to benefit from the innovation income deduction, or IID, in Belgium. The IID regime allows net profits attributable to revenue from patented products (or products for which the patent application is pending), among other things, be taxed at a lower rate than other revenues, 3.75% as of January 1, 2020.

When taken in combination with tax losses carried forward and research and development incentives mentioned above, we expect that this will result in a long-term low rate of Belgian corporation tax for us. It should be noted however that the Belgian corporate income tax reform introduced as of assessment year 2019 a de facto minimum taxable base, whereby the existing tax attributes have to be allocated into two so-called “baskets”: a first basket which contains the tax deductions that can be applied without any restrictions and a second basket which contains the tax deductions that are subject to restrictions. The first basket contains (in order of deduction) the non-taxable items (such as deductible gifts), current year dividends received deduction, or DRD, grandfathered patent income deduction, or PID, current year IID and investment deduction. The second basket contains (in order of deduction and subject to the restrictions as mentioned hereunder) the current year notional income deduction, or NID, DRD carry-forward, IID carry-forward, tax loss carry-forward, unlimited NID carry-forward and NID carry-forward subject to the seven-year limitation. The taxable base can be reduced without any limitation with the deductions contained in the first basket. Any remaining taxable basis below €1 million can be fully compensated with deductions contained in the second basket. If the remaining taxable basis exceeds €1 million, the excess above €1 million can only be compensated with deductions of the second basket up to 70%. Such minimum taxable basis may have an impact on our future cash flows. At the end of 2019 we had €1.9 million of carry-forward IID in Belgium.

Our inability to qualify for the abovementioned advantageous tax regimes, as well as the application of the minimum taxable base, may adversely affect our business, results of operations and financial condition.

We are subject to certain covenants as a result of certain non-dilutive financial support we have received to date.

We have been awarded grants from the Walloon Region, a federal region of Belgium, or the Walloon Region, and the European Union to fund research and development activities.

Several of the grants include no obligation to repay the amount received under the grants. We own the intellectual property rights that result from the research programs or with regard to a patent covered by these grants. Subject to certain exceptions, however, we cannot grant to third parties, by way of license, transfer or otherwise, any right to use the patents or research results without the prior consent of the Walloon Region. In addition, certain grants require that we exploit the patent in the countries where the protection was granted and to make an industrial use of the underlying invention. In case of bankruptcy, liquidation or dissolution, the rights to the patents covered by the patent grants will be assumed by the Walloon Region by operation of law unless the grants are reimbursed. Furthermore, we would lose our qualification as a small or medium-sized enterprise, the grants subsidies would terminate and no additional expenses would be covered by such patent grants.

Two of the grants, which are referred to as recoverable cash advance grants, or RCAs, include a potential obligation to repay the amount received under the grants. Under the RCAs, the Walloon Region will provide us with up to €22.4 million for our research and development programs for EOS-850 and EOS-848. During the three months ended March 31, 2020, we received €7.0 million under the EOS-850 grant and €1.8 million under the EOS-448 grant.

We must repay 30% of the amount received under the grants unless we decide not to pursue commercial development or out licensing of the drug candidate, apply for a waiver from the Walloon Region justifying our decision based upon the failure of the program, and return the intellectual property to the Walloon Region. This is referred to as the fixed repayment. In addition, in the event that we receive revenue from products or services related to the results of the program, we will have to pay to the Walloon Region a 0.33% royalty on revenue resulting from the first RCA grant and a 0.12% royalty on revenue resulting from the second RCA grant. The maximum amount payable to the Walloon Region under each grant, including the fixed repayment, the royalty on revenue, and the interest thereon, is twice the amount of funding received.

Subject to certain exceptions, we cannot grant to third parties, by way of license or otherwise, any right to use the results without the prior consent of the Walloon Region. We also need the consent of the Walloon Region to transfer an intellectual property right resulting from the research programs or a transfer or license of a prototype or installation. Obtaining such consent from the Walloon Region could give rise to their review of the applicable financial terms. The RCAs also contain provisions prohibiting us from conducting research within the scope of the RCAs for any third parties. This prohibition is applicable beyond the research phase and decision phase and could restrict our ability to enter into research-related collaboration or partnership agreements with respect to those programs.

We may be exposed to significant foreign exchange risk.

We incur portions of our expenses, and may in the future derive revenues, in a variety of currencies. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. Fluctuations in currency exchange rates have had, and will continue to have, an impact on our results as expressed in U.S. dollars. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the euro. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the PCAOB, and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our auditors, must be registered with the United States Public Corporation Accounting Oversight Board, or PCAOB,

and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Although our auditors are registered with the PCAOB, because our auditors are located in Belgium, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Belgian authorities, our auditors are not currently inspected by the PCAOB. This lack of PCAOB inspections in Belgium currently prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in Belgium, including our auditors. The inability of the PCAOB to conduct inspections of auditors in Belgium makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of Belgium that are subject to PCAOB inspections. As a result, investors may be deprived of the benefits of PCAOB inspections.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit our commercialization of any product candidates that we may develop.

We face an inherent risk of product liability exposure related to the testing of our current product candidates or any future product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our current product candidates, any future product candidates or products caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

•	delay or termination of clinical trials;

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial subjects;

•	initiation of investigations by regulators;

•	significant costs to defend the related litigation and diversion of management’s time and our resources;

•	substantial monetary awards to study subjects or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue; and

•	the inability to commercialize any products that we may develop.

Although we maintain product liability insurance coverage, it may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage as our current product candidates or any future product candidates advance through clinical trials and if we successfully commercialize any products. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks related to this offering and ownership of our common stock

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and, as a result, it may be difficult for you to sell your shares of our common stock.

Prior to this offering, there was no public trading market for shares of our common stock. Although we have applied to list our common stock on The Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The initial public offering price for our common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

The price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk factors” section and elsewhere in this prospectus, these factors include:

•	the results of our ongoing, planned or any future preclinical studies, clinical trials or clinical development programs;

•	the commencement, enrollment, or results of clinical trials of our product candidates or any future clinical trials we may conduct, or changes in the development status of our product candidates;

•	adverse results or delays in preclinical studies and clinical trials;

•	our decision to initiate a clinical trial, not to initiate a clinical trial, or to terminate an existing clinical trial;

•	any delay in our regulatory filings or any adverse regulatory decisions, including failure to receive regulatory approval of our product candidates;

•	changes in laws or regulations applicable to our products, including but not limited to clinical trial requirements for approvals;

•	adverse developments concerning our manufacturers or our manufacturing plans;

•	our inability to obtain adequate product supply for any licensed product or inability to do so at acceptable prices;

•	our inability to establish collaborations if needed;

•	our failure to commercialize our product candidates;

•	additions or departures of key scientific or management personnel;

•	unanticipated serious safety concerns related to the use of our product candidates;

•	introduction of new products or services offered by us or our competitors;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	changes in the structure of healthcare payment systems;

•	our ability to effectively manage our growth;

•	the size and growth of our initial cancer target markets;

•	our ability to successfully treat additional types of cancers or at different stages;

•	actual or anticipated variations in quarterly operating results;

•	our cash position;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry, or immunotherapy in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the market valuations of similar companies;

•	overall performance of the equity markets;

•	sales of our common stock by us or our stockholders in the future;

•	trading volume of our common stock;

•	changes in accounting practices;

•	ineffectiveness of our internal controls;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	significant lawsuits, including intellectual property or stockholder litigation;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the market for biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies, including very recently in connection with the ongoing COVID-19 pandemic, which has resulted in decreased stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. Broad market and industry factors, including potentially worsening economic conditions and other adverse effects or developments relating to the ongoing COVID-19 pandemic, may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, operating results, or financial condition.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price will be substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $8.23 per share, based on the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Further, investors purchasing common stock in this offering will contribute approximately 46% of the total amount invested by stockholders since our inception, but will own only approximately 28% of the total number of shares of our common stock outstanding after this offering.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less when they purchased their shares than the price offered to the public in this offering and the exercise of stock options granted to our employees. To the extent that outstanding stock options are exercised, there will be further dilution to new investors. As a result of the dilution to investors purchasing common stock in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see the section of this prospectus entitled “Dilution.”

Participation in this offering by our existing stockholders and/or their affiliated entities may reduce the public float for our common stock.

To the extent certain of our existing stockholders who are our affiliates or their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our common stock after this offering, which is the number of shares of our common stock that are not held by our officers, directors and affiliated stockholders. A reduction in the public float could reduce the number of shares of our common stock that can be traded at any given time, which could adversely impact the liquidity of our common stock and depress the price at which you may be able to sell shares of common stock purchased in this offering.

Raising additional capital and future issuances of our common stock or rights to purchase common stock, including pursuant to our 2020 Plan, could result in additional dilution of the percentage ownership of our stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidate, and could cause our stock price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, expanded research and development activities, and costs associated with operating as a public company. To raise capital, we may sell common stock, convertible securities, or other equity securities in one or more transactions, including through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements, at prices and in a manner we determine from time to time. If we sell common stock, convertible securities, or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences, and privileges senior to the holders of our common stock, including shares of common stock sold in this offering.

Pursuant to our 2020 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part, our management is authorized to grant stock options to our employees, directors, and consultants. Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2020 Plan will be 3,809,818 shares. The number of shares of our common stock reserved for issuance under the 2020 Plan shall be cumulatively increased on January 1, 2021 and each January 1 thereafter by 5% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year or a lesser number of shares determined by our board of directors. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase or maintain the value of your investment.

We do not intend to pay dividends on our common stock, so any returns will be limited to the value of our stock.

We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, we may enter into agreements that prohibit us from paying cash dividends without prior written consent from our contracting parties, or which other terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Any return to stockholders will therefore be limited to the appreciation of their stock, which may never occur.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant influence over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, and 5% stockholders beneficially owned approximately 66% of our voting stock as of June 30, 2020, and, assuming the sale by us of 8,900,000 shares of common stock in this offering, based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and not accounting for any shares purchased in this offering by certain of our existing stockholders (or their affiliates), we anticipate that same group will hold approximately 48% of our outstanding voting stock following this offering (assuming no exercise of the underwriters’ option to purchase additional shares). Therefore, even after this offering, these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

We are an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from complying with new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which will require, among other things, that we file with the Securities and Exchange Commission, or SEC, annual, quarterly, and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and The Nasdaq Global Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas, such as “say on pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition, and results of operations. The increased costs will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lockup and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on the number of shares of common stock outstanding as of June 30, 2020, upon the closing of this offering, we will have outstanding a total of 31,748,491 shares of common stock. Of these shares, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering, unless purchased by our affiliates. In connection with this offering, our officers, directors and substantially all of our stockholders have agreed to be subject to a contractual lock-up with the underwriters, which will expire 180 days after the date of this prospectus. The lock-up agreements contain important exceptions that govern their applicability. J.P. Morgan Securities LLC, SVB Leerink LLC and Piper Sandler & Co., however, may, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our 2020 Plan, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above. See “Description of Capital Stock— Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control, which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws, which are to become effective upon the closing of this offering, will contain provisions that could delay, defer or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

•	a requirement that special meetings of stockholders be called only by a majority of the members of our board of directors then in office;

•	advance notice requirements for stockholder proposals and nominations for election to our board of directors;

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a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than          of all outstanding shares of our voting stock then entitled to vote in the election of directors;

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a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class to amend specific provisions of our certificate of incorporation;

•	a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action; and

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the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These antitakeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer, or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Our bylaws to be effective upon the consummation of this offering designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our bylaws that will become effective upon the completion of this offering provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claim for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, and employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein, or the Delaware Forum Provision. The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Our bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Massachusetts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision, as our principle office is located in Cambridge, Massachusetts. In addition, our bylaws that will become effective upon the completion of this offering will provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

We recognize that the Delaware Forum Provision and the Federal Forum Provision in our bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or the Commonwealth of Massachusetts. Additionally, the forum selection clauses in our amended and restated bylaws may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the United States District Court for the District of Massachusetts may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

Ensuring that we have adequate internal control over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with this offering, we intend to begin the process of documenting, reviewing, and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of our internal control over financial reporting. We have begun recruiting additional finance and accounting personnel with certain skill sets that we will need as a public company. If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes, and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our service to new and existing customers.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

After the completion of this offering, we may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and pharmaceutical companies have experienced significant stock price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Special note regarding forward-looking statements

This prospectus, including the sections entitled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” and “Business,” contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

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the timing, progress and the success of our clinical trials of EOS-850 and EOS-448 and any other product candidates, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

•	whether the results of our trials will be sufficient to support domestic or foreign regulatory approvals for EOS-850 and EOS-448 or any other product candidates we may develop;

•	regulatory actions with respect to our product candidates or our competitors’ products and product candidates;

•	our ability to obtain, including on an expedited basis, and maintain regulatory approval of EOS-850 and EOS-448 or any other product candidates we may develop;

•	the outcomes of our preclinical studies;

•	our ability to enroll patients in our clinical trials at the pace that we project;

•	our ability to establish clinical programs moving forward in multiple indications by 2020, with a rapidly advancing portfolio and sustainable platform;

•	our ability to establish and conduct our clinical programs on our expected timelines;

•	the costs of development of any of our product candidates or clinical development programs;

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our expectation about the period of time over which our existing capital resources and the net proceeds from this offering will be sufficient to fund our operating expenses and capital expenditures, and the degree to which such resources will enable us to fund our planned development of EOS-850 and EOS-448 and any other product candidates we may identify and pursue;

•	the potential attributes and clinical benefits of the use of EOS-850 and EOS-448 or any other product candidate, if approved;

•	our ability to successfully commercialize EOS-850 and EOS-448 or any other product candidates we may identify and pursue, if approved;

•	our ability to successfully establish or maintain collaborations or strategic relationships for our product candidates;

•	the rate and degree of market acceptance of EOS-850 and EOS-448 or any other product candidates we may identify and pursue;

•	our ability to obtain orphan drug or Breakthrough Therapy designation or other accelerated approval for any of our product candidates we may identify;

•	our expectations regarding government and third-party payor coverage and reimbursement;

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our ability to manufacture EOS-850 and EOS-448 or any other product candidate in conformity with the Food and Drug Administration’s requirements and to scale up manufacturing of our product candidates to commercial scale, if approved;

•	our ability to successfully build a specialty sales force and commercial infrastructure;

•	ability to compete with companies currently producing or engaged in the clinical development of treatments for the disease indications that we pursue and treatment modalities that we develop;

•	our reliance on third parties to conduct our clinical trials;

•	our reliance on third-party CMOs to manufacture and supply our product candidates for us;

•	our ability to retain and recruit key personnel;

•	our ability to obtain and maintain intellectual property protection for EOS-850 and EOS-448 or any other product candidates we may identify and pursue;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	our financial performance;

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the effect of the COVID-19 pandemic, including mitigation efforts and economic effects, on any of the foregoing or other aspects of our business operations, including but not limited to our preclinical studies and future clinical trials;

•	the impact of laws and regulations; and

•	developments and projections relating to our competitors or our industry.

In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled “Risk factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

This prospectus also contains estimates, projections and other information concerning our industry, our business and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market, and other data from our own internal estimates and research as well as from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties and are subject to change based on various factors, including those discussed under the section titled “Risk factors” and elsewhere in this prospectus.

Use of proceeds

We estimate that the net proceeds to us from the sale of 8,900,000 shares of our common stock in this offering will be $137.8 million, or $158.9 million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $8.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $15.8 million, assuming no change in the assumed initial public offering price per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

As of March 31, 2020, we had cash of $147.7 million. We currently intend to use the net proceeds from this offering, together with our existing cash, as follows:

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approximately $100.0 million to $120.0 million for the clinical development of EOS-850 through the completion of our ongoing Phase 1/2a clinical trial in patients with advanced solid tumors and our planned Phase 2 clinical trials described in this prospectus;

•	approximately $70.0 million to $90.0 million for the clinical development of EOS-448 through the completion of our ongoing and planned Phase 1/2a clinical trials described in this prospectus;

•	approximately $50.0 million to $70.0 million for the development of other product candidates in our pipeline and our drug discovery programs; and

•	the remainder for general corporate purposes.

Based on our current plans, we believe our existing cash, together with the net proceeds from this offering, will be sufficient to fund our operations and capital expenditure requirements into early 2023.

We may also use a portion of the net proceeds to in-license, acquire or invest in new businesses, technology or assets. Although we have no current agreements, commitments or understandings with respect to any such in-license or acquisition, we evaluate such opportunities and engage in related discussions with third parties from time to time.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We cannot currently predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of our development, the status of and results from preclinical studies or clinical trials we may commence in the future, as well as any collaborations that we may enter into with third parties for our product candidates or strategic opportunities that become available to us, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending our use of proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

Dividend policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends on our common stock in the foreseeable future.

Corporate reorganization

On October 4, 2019, we completed a corporate reorganization in which iTeos Therapeutics, Inc., iTeos Belgium SA, and the stockholders of iTeos Belgium SA entered into an Equity Contribution and Exchange Agreement, or the Share Exchange, pursuant to which all outstanding shares of preferred stock, common stock and profit certificates of iTeos Belgium SA were exchanged on a one-for-one basis for newly issued shares of iTeos Therapeutics, Inc. iTeos Therapeutics, Inc. was a newly formed holding company, and as a result of the Share Exchange, iTeos Belgium SA became a wholly owned subsidiary of iTeos Therapeutics, Inc. iTeos Therapeutics US, Inc. included our U.S. operations and was located in Cambridge, Massachusetts. iTeos Therapeutics US, Inc., which was a wholly owned subsidiary of iTeos Belgium SA prior to the Share Exchange, continued to be a wholly owned subsidiary of iTeos Belgium SA throughout 2019. On February 28, 2020, iTeos Therapeutics, Inc. purchased iTeos Therapeutics US, Inc. from iTeos Belgium SA and then the entities effectively merged.

Investors in this offering will acquire only, and this prospectus describes only the offering of, common stock representing shares of iTeos Therapeutics, Inc. We refer to the reorganization, pursuant to which iTeos Therapeutics, Inc. acquired all of the interests in iTeos Belgium SA in exchange for newly issued shares of iTeos Therapeutics, Inc., and the subsequent merger of iTeos Therapeutics US, Inc. with and into iTeos Therapeutics, Inc., as our “corporate reorganization.”

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “iTeos” “the company,” “we,” “us” and “our” refer to (i) iTeos Belgium SA and its wholly owned subsidiary iTeos Therapeutics US, Inc. prior to the completion of our corporate reorganization and (ii) iTeos Therapeutics, Inc. and its subsidiary iTeos Belgium SA after the completion of our corporate reorganization.

Capitalization

The following table sets forth our cash and our capitalization as of March 31, 2020:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 22,460,076 shares of common stock upon the completion of this offering (including 849,361 shares of common stock issuable upon settlement of a 6% accruing dividend on certain shares of our preferred stock in connection with the conversion of such preferred stock into common stock), and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur upon the completion of this offering; and

•

on a pro forma as adjusted basis to give further effect to the sale and issuance by us of 8,900,000 shares of our common stock in this offering at an assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table below with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations” sections of this prospectus.

	As of March 31, 2020
(in thousands, except share and per share amounts)	Actual	Pro forma	Pro forma as adjusted
Cash	$147,732	$147,732	$285,541

Grants repayable	$4,071	$4,071	$4,071

Redeemable convertible preferred stock:
Series B-2 preferred stock, $0.001 par value; 44,453,477 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	125,192	—	—
Series B preferred stock, $0.001 par value: 31,989,428 shares authorized; 20,942,781 shares issued and outstanding, actual; no shares authorized, issued or outstanding pro forma and pro forma as adjusted	47,433	—	—
Series A-l and A-2 preferred stock, $0.001 par value: 6,167,726 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding pro forma and pro forma as adjusted	5,353	—	—

Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value, no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized and no shares issued and outstanding pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value, 50,000,000 shares authorized; 256,548 shares issued and outstanding, actual; 150,000,000 shares authorized, 22,716,624 shares issued and outstanding pro forma; 150,000,000 shares authorized, 31,616,624 shares issued and outstanding pro forma as adjusted	1	23	32
Additional paid-in capital	3,126	181,082	318,882
Accumulated other comprehensive income (loss)	(541)	(541)	(541)
Accumulated deficit	(41,112)	(41,112)	(41,112)

Total stockholders’ (deficit) equity	(38,526)	139,452	277,261

Total capitalization	$143,523	$143,523	$281,332

The pro forma as adjusted capitalization information discussed above is illustrative only and will depend on the actual initial public offering price. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by $8.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by $15.8 million, assuming no change in the assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above excludes:

•	1,847,987 shares of common stock issuable upon exercise of options outstanding under our 2019 Plan outstanding as of March 31, 2020, at a weighted-average exercise price of $4.20 per share;

•	1,672,894 shares of common stock issuable upon exercise of options outstanding under our 2019 Plan, at a weighted-average exercise price of $4.70 per share, granted subsequent to March 31, 2020;

•	1,616,290 shares of common stock reserved for issuance under our 2019 Plan as of March 31, 2020, which shares will cease to become available for issuance at the time our 2020 Plan becomes effective;

•	131,867 shares of common stock issued upon the exercise of stock options after March 31, 2020;

•

3,809,818 shares of common stock to be reserved for future issuance under our 2020 Plan, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, including 951,508 shares of our common stock, which would increase the ownership of our company of Michel Detheux, our Chief Executive Officer, to 5% of our capitalization following this offering assuming that we sell 8,900,000 shares in this offering, issuable upon the exercise of a stock option granted to Dr. Detheux pursuant to the terms of his employment agreement, and stock options to purchase an aggregate of 116,256 shares of our common stock to be granted to our non-employee directors, all to be granted upon the effectiveness of the registration statement of which this prospectus forms a part and with an exercise price equal to the initial public offering price per share; and

•	317,484 shares of common stock to be reserved for future issuance under our ESPP, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. As of March 31, 2020, our historical net tangible book value (deficit) was $(38.5) million, or $(150.17) per share of common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and the carrying value of our convertible preferred stock, which is not included in stockholders’ deficit. Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by 256,548 shares of common stock outstanding as of March 31, 2020.

Our pro forma net tangible book value as of March 31, 2020 was $139.5 million, or $6.14 per share of common stock, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 22,460,076 shares of our common stock upon the completion of this offering (including 849,361 shares of common stock issuable upon settlement of a 6% accruing dividend on certain shares of our preferred stock in connection with the conversion of such preferred stock into common stock). Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of March 31, 2020, after giving effect to such conversion.

After giving further effect to our issuance and sale of 8,900,000 shares of our common stock in this offering at an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2020 would have been $277.3 million, or $8.77 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.63 per share to existing stockholders and an immediate dilution of $8.23 in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$17.00
Historical net tangible book value (deficit) per share as of March 31, 2020	$(150.17)
Increase per share attributable to the conversion of preferred stock	156.31

Pro forma net tangible book value per share as of March 31, 2020, before giving effect to this offering	6.14

Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing common stock in this offering	2.63

Pro forma as adjusted net tangible book value per share after giving effect to this offering		8.77

Dilution in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering		$8.23

The pro forma as adjusted dilution information discussed above is illustrative only and will depend on the actual initial public offering price. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by $0.26 per share and the dilution to investors purchasing common stock in this offering by $0.74 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares offered by us in this offering would increase the pro forma as adjusted net tangible book value by $0.22 per share and would decrease the dilution per share to new investors purchasing common stock in this offering by $0.22 per share, assuming no change in the assumed initial public offering price of $17.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value per share after this offering by $0.23 and increase the dilution per share to new investors purchasing common stock in this offering by $0.23, assuming no change in the assumed initial public offering price of $17.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book value per share after this offering would be $9.05, representing an immediate increase in pro forma as adjusted net tangible book value per share of $0.28 to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $7.95 to new investors purchasing common stock in this offering, assuming an initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on the pro forma as adjusted basis described above as of March 31, 2020, the total number of shares of common stock purchased from us on an as converted basis, the total consideration paid or to be paid and the average price per share paid, or to be paid by existing stockholders and by new investors in this offering, based on the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	22,716,624	71.9%	$177,173,408	53.9%	$7.90
New investors	8,900,000	28.1%	$151,300,000	46.1%	$17.00

Total	31,616,624	100.0%	$328,473,408	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $8.9 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by 1.4 percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by 1.5 percentage points, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us in this offering would increase (decrease) the total consideration paid by new investors in this offering by $17.0 million, and, in the case of an increase, would increase the percentage of total consideration paid by new investors by 2.7 percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by 2.9 percentage points, assuming no change in the assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional shares of our common stock in full, the number of shares of our common stock held by existing stockholders would be reduced to 71.6% of the total number of shares of our common stock outstanding after this offering.

The foregoing tables and calculations exclude:

•	1,847,987 shares of common stock issuable upon exercise of options outstanding under our 2019 Plan at a weighted-average exercise price of $4.20 per share, as of March 31, 2020;

•	1,672,894 shares of common stock issuable upon exercise of options outstanding under our 2019 Plan, at a weighted-average exercise price of $4.70 per share, granted subsequent to March 31, 2020;

•	1,616,290 shares of common stock reserved for issuance under our 2019 Plan as of March 31, 2020, which shares will cease to become available for issuance at the time our 2020 Plan becomes effective;

•	131,567 shares of common stock issued upon the exercise of stock options after March 31, 2020;

•

3,809,818 shares of common stock to be reserved for future issuance under our 2020 Plan, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, including 951,508 shares of our common stock, which would increase the ownership of our company of Michel Detheux, our Chief Executive Officer, to 5% of our capitalization following this offering assuming that we sell 8,900,000 shares in this offering, issuable upon the exercise of a stock option granted to Dr. Detheux pursuant to the terms of his employment agreement, and stock options to purchase an aggregate of 116,256 shares of our common stock to be granted to our non-employee directors, all to be granted upon the effectiveness of the registration statement of which this prospectus forms a part and with an exercise price equal to the initial public offering price per share; and

•	317,484 shares of common stock to be reserved for future issuance under our ESPP, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part.

To the extent that outstanding stock options are exercised, new stock options are issued, or we issue additional shares of common stock in the future, there will be further dilution to existing stockholders and new investors. In addition, we may choose to raise additional capital because of market conditions or strategic considerations even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Selected consolidated financial data

You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Management’s discussion and analysis of financial condition and results of operations” section of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2018 and 2019 from our audited consolidated financial statements appearing elsewhere in this prospectus. The condensed consolidated statements of operations data for the three months ended March 31, 2019 and 2020 and the balance sheet data as of March 31, 2020 are derived from our unaudited financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for any interim period are not necessarily indicative of results that may be expected for any full year.

	Year ended December 31,		Three months ended March 31,
(in thousands, except share and per share amounts)	2018	2019	2019	2020

Consolidated statement of operations data:

Operating expenses:
Research and development expenses	$17,189	$19,211	$4,351	$5,825
General and administrative expenses	4,312	8,837	1,769	2,418

Total operating expenses	21,501	28,048	6,120	8,243

Loss from operations	(21,501)	(28,048)	(6,120)	(8,243)

Other income and expenses:
Grant income	2,928	3,989	764	1,589
R&D tax credits	756	790	197	184
Fair value adjustment for preferred stock tranche rights liability and anti-dilution warrants liability	(130)	1,019	784	1,265
Other expense, net	(99)	(85)	(28)	(42)

Net loss before income tax	(18,046)	(22,335)	(4,402)	(5,247)
Income tax expense	11	119	—	—

Net loss	(18,057)	(22,454)	(4,402)	(5,247)
Cumulative dividends on Series A Preferred Stock	(427)	(427)	(107)	(107)
Accretion of redeemable convertible preferred stock to redemption value	(1,582)	(3,654)	(697)	(1,195)

Net loss attributable to common stockholders	$(20,066)	$(26,535)	$(5,206)	$(6,549)

Basic and diluted net loss per common share(1)	$(108.05)	$(130.85)	$(28.03)	$(25.53)

Weighted-average common shares outstanding—basic and diluted(1)	185,716	202,793	185,716	256,548

Pro forma net loss per share attributable to common stockholders—basic and diluted(1)		$(2.99)		$(0.53)

Pro forma weighted-average common shares outstanding—basic and diluted(1)		7,510,702		9,912,494

(1)	See Note 13 to our consolidated financial statements and Note 11 to our unaudited interim financial statements appearing elsewhere in this prospectus for further details on the calculation of basic and diluted net loss per common share and on the calculation of proforma basic and diluted net loss per common share.

	As of December 31,		As of March 31,
(In thousands)	2018	2019	2020

Consolidated balance sheet data:
Cash	$21,988	$19,868	$147,732
Total assets	27,391	30,744	153,970
Redeemable convertible preferred stock	25,731	51,757	177,978
Accumulated deficit	(10,765)	(35,865)	(41,112)
Total stockholders’ deficit	(10,678)	(36,088)	(38,526)

Management’s discussion and analysis of financial condition and results of operation

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage biopharmaceutical company pioneering the discovery and development of a new generation of highly differentiated immuno-oncology therapeutics for patients. We leverage our deep understanding of the tumor microenvironment and immunosuppressive pathways to design novel product candidates with an aim to improve the clinical benefit of oncology therapies. Our innovative pipeline includes two clinical-stage programs targeting novel, validated immuno-oncology pathways designed to build on prior learnings in the field to have differentiated pharmacological and clinical profiles. Our most advanced product candidate, EOS-850, is designed as a highly selective small molecule antagonist of the adenosine A2a receptor, in the adenosine triphosphate, or ATP, adenosine pathway, a key driver of immunosuppression in the tumor microenvironment across a broad range of tumors. We are investigating EOS-850 in an open-label Phase 1/2a clinical trial in patients with advanced solid tumors and in the dose escalation portion of the trial it has shown encouraging preliminary single-agent activity. We expect to report initial data from monotherapy and combination therapy expansion cohorts in the first half of 2021. Our lead antibody product candidate, EOS-448, is an antagonist of TIGIT, a checkpoint that has a role in both inhibitory and stimulatory pathways in the immune system. EOS-448 was also designed to engage the Fc gamma receptor, or FcgR, to promote antibody-dependent cellular cytotoxicity, or ADCC, activity, including the elimination of tumor-infiltrating regulatory T cells. We have recently initiated an open-label Phase 1/2a clinical trial of EOS-448 in patients with advanced solid tumors and expect to report initial data in the first half of 2021. We are using our expertise in tumor immunology to select additional targets for other novel, differentiated programs. To date, we have initiated one preclinical program that we believe has the potential to be complementary to both standard cancer treatments and our own product candidates. We retain worldwide rights to develop and commercialize all of our product candidates.

Since our inception in August 2011, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, conducting discovery and research activities, filing patent applications, identifying potential product candidates, undertaking preclinical studies and clinical trials and establishing arrangements with third parties for the manufacture of initial quantities of our product candidates and component materials. To date, we have not generated any revenue from product sales and have financed our operations primarily through the private placement of our securities, license agreements and grant proceeds. As of March 31, 2020, we had raised an aggregate of $177.1 million from the sale of preferred stock. As of March 31, 2020, our principal source of liquidity was cash, which totaled $147.7 million.

We have incurred recurring losses since inception. Our net losses were $18.1 million and $22.4 million for the years ended December 31, 2018 and 2019, respectively, and $4.4 million and $5.3 million for the three months ended March 31, 2019 and 2020, respectively. As of March 31, 2020, we had an accumulated deficit of $41.1 million. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our current or future product candidates.

We expect to continue to incur significant expenses and increasing operating losses in connection with ongoing development activities, particularly if and as we:

•	continue preclinical studies and clinical trials and initiate new clinical trials for our product candidates;

•	pursue regulatory approvals for our product candidates;

•	advance the development of our product candidate pipeline;

•	continue research activities as we seek to discover and develop additional product candidates;

•	obtain, maintain, expand and protect our intellectual property portfolio;

•	hire additional research and development, clinical and commercial personnel;

•	scale up our clinical and regulatory capabilities; and

•

add operational, financial and management information systems and personnel, including personnel to support our research and development programs, any future commercialization efforts and our transition to operating as a public company following the completion of this offering.

Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.

As a result of these anticipated expenditures, we will need substantial additional financing to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, grants, collaborations, strategic alliances and licensing arrangements. We may be unable to raise additional funds or enter into such other agreements when needed on favorable terms or at all. Our inability to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy. We will need to generate significant revenue to achieve profitability, and we may never do so.

As of March 31, 2020, we had cash of $147.7 million. We believe that the anticipated net proceeds from this offering, together with our existing cash will enable us to fund our operating expenses and capital expenditure requirements into early 2023. Our future viability beyond that point is dependent on our ability to raise additional capital to finance our operations. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “Liquidity and capital resources.” Because of the numerous risks and uncertainties associated with our programs, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates.

We are party to collaboration and license agreements pursuant to which we may be required to make future royalty and milestone payments. In January 2017, we entered into a collaboration agreement with Adimab, LLC, or Adimab, pursuant to which we paid $1.0 million to exercise an option to acquire certain licenses from Adimab. One of the antibodies licensed under this agreement is what we now refer to as EOS-448. This agreement provides for potential future milestone payments up to an aggregate of $42.8 million for the first three products and additional milestone payments up to $13.5 million for each additional product. We will also pay Adimab low to mid single-digit percentage royalties on a country-by-country and product-by-product basis on worldwide net sales of licensed products. To date, we have paid a total of $3.4 million to Adimab pursuant the collaboration agreement. We are also party to a biologics master services agreement with WuXi Biologics Hong Kong Limited, or WuXi, pursuant to which we will pay WuXi, at our election, either a low single-digit percentage royalty on global net sales of manufactured products or a one-time milestone payment in the low tens of millions.

Impact of COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. As of May 12 2020, COVID-19 has spread to Europe, the United States and many other countries, and has been declared a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the United States, including the Commonwealth of Massachusetts where our headquarters are located, Europe and Asia have implemented severe travel restrictions, social distancing requirements and stay-at-home orders, among other restrictions, which, in some cases, have had the effect of delaying the commencement of non-COVID-19-related clinical trials. As a result, the COVID-19 pandemic has caused significant disruptions to the U.S., regional and global economies and has contributed to significant volatility and negative pressure in financial markets.

We have been carefully monitoring the COVID-19 pandemic and its potential impact on our business and have taken important steps to help ensure the safety of our employees and their families and to reduce the spread of COVID-19 in the Cambridge and Belgian communities. We have established a work-from-home policy for all employees, other than those performing or supporting business-critical operations, such as certain members of our laboratory and facilities staff. For those employees, we have implemented stringent safety measures designed to comply with applicable federal, state and local guidelines instituted in response to the COVID-19 pandemic. We have also maintained efficient communication with our partners and clinical sites as the COVID-19 situation has progressed. We have taken these precautionary steps while maintaining business continuity so that we can continue to progress our programs. The effect of the COVID-19 pandemic on our development timelines for EOS-850 and EOS-448 and its effect on our preclinical research and development is uncertain.

While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our common stock.

The future impact of the COVID-19 pandemic on our industry, the healthcare system and our current and future operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others. See “Risk factors” for a discussion of the potential adverse impact of COVID-19 on our business, results of operations and financial condition.

Components of our results of operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to do so in the near future, if at all. All of our revenue to date has been derived from licensing fees in connection with a research collaboration and license agreement with Pfizer, which terminated in 2017. We had no revenue for the years ended December 31, 2018 and 2019 or the three month periods ended March 31, 2019 and 2020.

We expect that our revenue, if any, will be less than our expenses for the foreseeable future and that we will experience increasing losses as we continue our development of, and seek regulatory approvals for, our product candidates and begin to commercialize any approved products. Our ability to generate revenue for each product candidate for which we receive regulatory approval will depend on numerous factors, including competition, commercial manufacturing capability and market acceptance of our products.

Research and development expenses

Research and development expenses consist primarily of costs incurred for the development of our product candidates, which include:

•	costs to obtain licenses to intellectual property and related future payments should certain success, development and regulatory milestones be achieved;

•	employee-related expenses, including salaries, benefits and stock-based compensation expense;

•

expenses incurred under agreements with CROs, contract manufacturing organizations, or CMOs, and independent contractors that conduct research and development, preclinical and clinical activities on our behalf;

•	costs of purchasing lab supplies and non-capital equipment used in our preclinical activities and in manufacturing clinical study materials through CMOs;

•	consulting and professional fees related to research and development activities; and

•	facility costs, depreciation, and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance, and other supplies.

We expense research and development costs as incurred. We recognize costs for certain development activities, such as preclinical studies and clinical trials, based on an evaluation of the progress to completion of specific tasks using information provided to us by our vendors, such as patient enrollment or clinical site activations for services received and efforts expended.

Research and development activities are central to our business model. We expect research and development costs to increase significantly for the foreseeable future as our current development programs progress and new programs are added.

Because of the numerous risks and uncertainties associated with product development, we cannot determine with certainty the duration and completion costs of the current or future preclinical studies and clinical trials or if, when or to what extent we will generate revenues from the commercialization and sale of any product candidates that receive regulatory approval. We may never succeed in achieving regulatory approval for our product candidates. The duration, costs and timing of preclinical studies and clinical trials and development of our product candidates will depend on a variety of factors, including, but not limited to:

•	successful enrollment in, and completion of, clinical trials;

•	receipt of marketing approvals from applicable regulatory authorities;

•	successful completion of preclinical studies and IND-enabling studies;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	obtaining and maintaining patent and trade secret protection and non-patent exclusivity;

•	launching commercial sales of the product, if and when approved, whether alone or in collaboration with others;

•	acceptance of a product, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies and treatment options;

•	a continued acceptable safety profile following approval;

•	enforcing and defending intellectual property and proprietary rights and claims; and

•	achieving desirable medicinal properties for the intended indications.

A change in the outcome of any of these factors could mean a significant change in the costs and timing associated with the development of our current and future preclinical and clinical product candidates. For example, if the FDA or comparable foreign regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in execution of or enrollment in any of our preclinical studies or clinical trials, we could be required to expend significant additional financial resources and time on the completion of preclinical and clinical development.

The following table summarizes our principal product development programs, including direct research and development expenses allocated to each clinical product candidate:

	Year ended December 31,		Three months ended March 31,
(in thousands)	2018	2019	2019	2020

Direct research and development expenses by program:
EOS-850	$4,144	$6,475	$1,386	$2,402
EOS-448	5,100	3,819	920	913
Other non-clinical programs	693	1,423	102	665
Indirect research and development expenses(1)	7,252	7,494	1,943	1,845

Total research and development expense	$17,189	$19,211	$4,351	$5,825

(1)	The substantial majority of these costs relate to the EOS-850 and EOS-448 programs. Approximately half of these costs are payroll and related costs for our employees performing in-house research and development activities and the remainder represents other research and development costs.

General and administrative expenses

General and administrative expenses consist primarily of employee-related expenses, including salaries, benefits and stock-based compensation, for personnel in executive, finance, business development, facility operations and administrative functions. Other significant costs include facility costs not otherwise included in research and development expenses, legal fees relating to patent and corporate matters and fees for accounting, tax and consulting services.

We anticipate that our general and administrative expenses will increase in the future to support continued research and development activities, potential commercialization of our product candidates and increased costs of operating as a public company. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers and accountants, among other expenses. Additionally, we anticipate increased costs associated with being a public company, including services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance costs and investor and public relations costs.

Grant income

We have agreements with granting agencies whereby we receive funding under grants that partially or fully reimburse us for eligible research and development expenditures. Certain grant agreements require us to repay the funding depending on whether we decide to pursue commercial development or out-licensing of any drug candidate that is produced from the research program. The repayment provision includes portion that is fixed (corresponding to 30% of the grant), payable in annual installments, which is effective unless we decide not to pursue commercial development or out licensing of the drug candidate. The repayment provision also includes a potential obligation to pay a royalty that is contingent upon achieving sales of a product developed through the program. The maximum amount payable to the granting agency under each grant, including the fixed repayments, the royalty on revenue and the interest thereon, is twice the amount of funding received.

Grant funding for research and development received under grant agreements where there is no obligation to repay is recognized as other income in the period during which the related qualifying expenses are incurred, based on the applicable reimbursement percentage, provided that the grants are fully approved by the granting agencies and the conditions under which the grants were provided have been met.

Grant funding for research and development received under grant agreements where there is a repayment provision is recognized as other income to the extent there is no potential obligation to repay this funding. We record the present value of the liability as a grant repayable in the accompanying consolidated balance sheets. The grant repayable is subsequently recorded at amortized cost.

We assess whether there is an obligation to repay under the repayment provision through a royalty payment the probability of successful completion of the research and development and future sales and commercial success of the drug candidate.

When we receive grant funding in advance of incurring qualifying expenses, we record deferred income. When we incur qualifying expenses in advance of receipt of grant funding, we record grants receivable.

Research and development tax credits

Our subsidiary iTeos Belgium SA, as a Belgian biotechnology company, qualifies for a cash-based tax credit on research and development expenses. The credit is calculated based on a percentage of eligible research and development expenses defined by the Belgian government for each fiscal year (13.5% for 2018 and 2019) and then applying the effective tax rate to that result. The research and development tax credits are refundable to us if we are unable to use the credits to offset income taxes for the five subsequent tax years. We record a receivable and other income as the qualified expenses are incurred, as we are reasonably assured that the credit will be received, based upon our history of filing for the tax credits. Research and development tax credits receivable where we expect to receive refunds more than one year after the balance sheet date are classified as noncurrent in the consolidated balance sheet.

Fair value adjustment for tranche rights and warrants

We have determined that our obligation to issue and our investors’ obligation to purchase additional shares of Series B preferred stock of iTeos Belgium SA represented a freestanding financial instrument. In addition, the investors in Series A and B preferred stock held anti-dilution warrants, which also represented a freestanding financial instrument. The resulting preferred stock tranche right and anti-dilution warrant liabilities were initially recorded at fair value, with gains and losses arising from changes in fair value recognized in the statement of operations and comprehensive loss during each period while such instruments were outstanding. The anti-dilution warrants were settled in October 2019 in connection with our corporate reorganizations and the tranche rights were settled in the first quarter of 2020. Accordingly, we are no longer required to record liabilities for these obligations or changes in the fair value of those liabilities.

Other expense, net

Other expense, net includes income and expenses that do not fall within other categories of the statement of operations and comprehensive loss. Items included are interest income, bank fees and gain or loss on foreign currency transactions. For the three months ended March 31, 2019 and 2020, other expense, net, also includes interest expense.

Income taxes

Income tax expense results from foreign minimum income tax and profit on a legal entity basis. The losses that we have incurred since inception result primary from the losses of our Belgian subsidiary. As of December 31, 2019, we had foreign net operating loss carryforwards of $47.6 million with no expiration. We also had net operating loss carryforwards of $0.4 million for federal income tax purposes. These net operating losses, along with temporary differences related primarily to capitalized R&D expenses for tax purposes in Belgium, resulted in a deferred tax asset of $21.7 million. We have considered that it is more likely than not that we will not realize the benefits of the deferred tax asset, and accordingly, established a full valuation allowance as of December 31, 2019.

Results of operations

Comparison of the three months ended March 31, 2019 and 2020

The following table summarizes our results of operations for the three months ended March 31, 2019 and 2020, together with the dollar change in those items:

	Three months ended March 31,		Period to period change
(in thousands)	2019	2020

Operating expenses:
Research and development expenses	$4,351	$5,825	$1,474
General and administrative expenses	1,769	2,418	649

Total operating expenses	6,120	8,243	2,123

Loss from operations	(6,120)	(8,243)	(2,123)

Other income and expense:
Grant income	764	1,589	825
Fair value adjustment for preferred stock tranche rights liability and anti-dilution warrants liability	784	1,265	481
R&D tax credits	198	184	(14)
Other expense, net	(28)	(42)	(14)

Net loss	$(4,402)	$(5,247)	$(845)

Research and development expenses

Research and development expenses increased by $1.5 million to $5.8 million for the three months ended March 31, 2020, from $4.3 million for the three months ended March 31, 2019. This increase was primarily due to an increase in activities related to clinical trials, with the commencement of a Phase 1/2a clinical trial for EOS-448 in February 2020, as well as increased clinical activities for EOS-850, which had a full period of activity during the three months ended March 31, 2020 and only a partial period during the three months ended March 31, 2019.

In the three months ended March 31, 2020, foreign currency fluctuations caused an overall decrease in research and development expense by approximately $0.1 million compared with the three months ended March 31, 2019.

General and administrative expenses

General and administrative expenses increased by $0.6 million to $2.4 million for the three months ended March 31, 2020 from $1.8 million for the three months ended March 31, 2019. The increase in general and administrative expenses was primarily attributable to an increase of $1.1 million of professional fees, including legal, consulting, accounting, and audit fees related to financing and other related activities in preparing to operate as a public company, and an increase of $0.1 million in facilities, including rent, mostly related to the office in Cambridge, Massachusetts, which we opened in May 2019. These increases were partially offset by a decrease of $0.4 million for employee-related costs, caused by certain one-time costs incurred in moving our chief executive officer from Belgium to the United States in early 2019.

Grant income

Grant income increased by $0.8 million to $1.6 million for the three months ended March 31, 2020 from $0.8 million for the three months ended March 31, 2019. The overall increase in grant income, driven by spending on qualified research and development activities, was primarily attributable to an increase in grants for the following programs:

•	EOS-850: $0.5 million
•	EOS-448: $0.3 million

EOS-448 was a new program in 2019 and had generated no grant income during the three months ended March 31, 2019.

Fair value adjustment for tranche rights and warrants

As a result of changes in the fair value of tranche rights and warrants, we recognized other income of $0.8 million and $1.3 million for the three months ended March 31, 2019 and 2020, respectively. As of March 31, 2020, the tranche rights and the warrants have been settled and the remaining liability has been reclassified to preferred stock.

Comparison of the years ended December 31, 2018 and 2019

The following table summarizes our results of operations for the years ended December 31, 2018 and 2019, together with the dollar change in those items:

	Year ended December 31,		Period to period change
(in thousands)	2018	2019

Operating expenses:
Research and development expenses	$17,189	$19,211	$2,022
General and administrative expenses	4,312	8,837	4,525

Total operating expenses	21,501	28,048	6,547

Loss from operations	(21,501)	(28,048)	(6,547)

Other income and expenses:
Grant income	2,928	3,989	1,061
R&D tax credits	756	790	34
Interest expense	(66)	—	66
Fair value adjustment for preferred stock tranche rights liability and anti-dilution warrants liability	(130)	1,019	1,149
Other expense, net	(33)	(85)	(52)

Loss before income tax	(18,046)	(22,335)	(4,289)
Income tax expense	11	119	108

Net loss	$(18,057)	$(22,454)	$(4,397)

Research and development expenses

Research and development expenses increased by $2.0 million to $19.2 million for the year ended December 31, 2019, from $17.2 million for the year ended December 31, 2018. This increase was primarily due to a $1.9 million increase in CRO and CMO fees relating to the initiation of our Phase 1/2a clinical trial of EOS-850 in January 2019, an increase of $0.3 million in employee-related costs including increased salary, bonus, benefits and non-cash stock-based compensation to support our increased research and development activities, and an increase in depreciation expense on research and development-related equipment of $0.1 million. These increases were partially offset by a $0.3 million decrease in various other research and development expenses.

For the year ended December 31, 2019, foreign currency fluctuations caused an overall decrease in research and development expenses of approximately $0.9 million compared with the year ended December 31, 2018.

General and administrative expenses

General and administrative expenses increased by $4.5 million to $8.8 million for the year ended December 31, 2019 from $4.3 million for the year ended December 31, 2018. The increase in general and administrative expenses was primarily attributable to an increase of $2.5 million for employee-related costs, including increased salary, bonus, benefits, non-cash stock-based compensation and travel and entertainment, for additional personnel to support increased activities, and an increase of $1.5 million of professional fees, including legal, consulting, accounting, audit and recruiting expenses. The increase in professional and consulting fees resulted from the corporate reorganization and establishing corporate headquarters in the United States, as well as preparations to operate as a public company and bringing on additional management personnel. Other factors contributing to the increase were an increase in rent expense of $0.2 million in 2019 due to a full year of leasing office space in the United States compared to only two months in 2018, and an increase of $0.2 million of management fees paid to directors.

In 2019, foreign currency fluctuations caused an overall decrease to general and administrative expenses of $0.2 million compared with 2018.

Grant income

Grant income increased by $1.1 million to $4.0 million for the year ended December 31, 2019 from $2.9 million for the year ended December 31, 2018. The overall increase in grant income, driven by spending on qualified research and development activities, was primarily attributable to an increase in grants for the following programs:

•	EOS 850: $0.6 million
•	EOS-448: $0.4 million
•	Other preclinical programs: $0.1 million

Interest expense

Interest expense decreased to zero for the year ended December 31, 2019 from $0.1 million for the year ended December 31, 2018. The interest expense in 2018 was associated with a convertible loan prior to its conversion in June 2018.

Fair value adjustment for tranche rights and warrants

As a result of changes in the fair value of the tranche right and anti-dilution warrants liabilities, we recognized other income of $0.1 million for the year ended December 31, 2018 and other expense of $1.0 million for the three months ended December 31, 2019.

Income tax expense

Income tax expense primarily related to iTeos Therapeutics U.S., a wholly owned subsidiary of iTeos Belgium SA, which generated taxable income during 2018 and 2019. The increase of $0.1 million in 2019 resulted from the increase in taxable income resulting from higher management fees related to management fees charged from iTeos Therapeutics U.S. to iTeos Belgium SA due to having a full year of operations in 2019 compared to a partial year in 2018.

Liquidity and capital resources

Since our inception, we have funded our operations primarily through private placements of our redeemable convertible preferred stock and convertible debt, as well as from grants, and licenses. Through March 31, 2020, we had received gross proceeds of approximately $177.1 million from the issuance of our redeemable convertible preferred stock. As of March 31, 2020, we had cash of $147.7 million and the principal amount of grants that are potentially repayable to government agencies was $4.1 million. Since inception, we have raised gross proceeds of $5.8 million from the issuance of our Series A redeemable convertible preferred stock, $2.0 million from the issuance of convertible debt, $46.0 million from the issuance of our Series B redeemable convertible preferred stock, and $125.4 million from the issuance of our Series B-2 redeemable convertible preferred stock.

Since inception, we have received €23.4 million ($26.3 million) in proceeds from grant programs.

Between January 2015 and September 2016, we received a total of €34.1 million ($38.6 million) from Pfizer under a License and Collaboration Agreement.

Cash flows

The following table provides information regarding our cash flows for the years ended December 31, 2018 and 2019 and the three months ended March 31, 2019 and 2020:

	Year ended December 31,		Three months ended March 31,
(in thousands)	2018	2019	2019	2020

Net cash (used in) provided by:
Operating activities	$(19,097)	$(23,145)	$(4,815)	$521
Investing activities	(299)	(926)	(616)	(37)
Financing activities	23,508	22,539	—	127,739
Effects of exchange rate changes on cash and restricted cash	(875)	(532)	(407)	(360)

Net increase (decrease) in cash and restricted cash	$3,237	$(2,064)	$(5,838)	$127,863

Net cash used in operating activities

The use of cash in all periods resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital.

Net cash provided by operating activities was $0.5 million during the three months ended March 31, 2020 compared to net cash used in operating activities of $4.8 million used in operating activities during the three months ended March 31, 2019. The change was primarily due to cash received from granting agencies of $6.9 million during the three months ended March 31, 2020, partially offset by the increase in net loss of $0.8 million, resulting from an increase in our operating expenses in connection with our lead programs and other research and development pipeline.

Net cash used in operating activities was $23.1 million during the year ended December 31, 2019 compared to $19.1 million during the year ended December 31, 2018. The increase in net cash used in operations was primarily due to an increase in our net loss of $4.3 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018 due to an increase in our operating expenses in connection with our lead programs and other research and development pipeline.

Net cash used in investing activities

Net cash used in investing activities decreased $0.6 million for the three months ended March 31, 2020 compared to the three months ended March 31, 2019. The decrease in cash used in investing activities was primarily due to higher investments in laboratory and other equipment and software during the three months ended March 31, 2019.

Net cash used in investing activities was $0.9 million for the year ended December 31, 2019 compared to $0.3 million during the year ended December 31, 2018. The increase in cash used in investing activities was primarily due to increases in investments in laboratory and other equipment and software.

Net cash provided by financing activities

Net cash provided by financing activities was $127.7 million during the three months ended March 31, 2020. We raised cash through the issuance of Series B-2 preferred stock, with net proceeds of $125.0 million. In addition, we received $2.7 million under grant programs with a potential obligation for repayment.

Net cash provided by financing activities was $22.5 million during the year ended December 31, 2019 compared to $23.5 million during the year ended December 31, 2018. We raised cash through the issuance of Series B preferred stock in euros in both 2019 and 2018, the proceeds of which were translated into U.S. dollars at a higher exchange rate in 2018.

Funding requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue our Phase 1/2a clinical trial of EOS-448, continue our Phase 1/2a clinical trial of EOS-850, advance the development of pipeline programs, initiate new research and preclinical development efforts and seek marketing approval for any product candidates that we successfully develop. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to establishing sales, marketing, distribution and other commercial infrastructure to commercialize such products. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We believe that the anticipated net proceeds from this offering, together with our existing cash as of March 31, 2020, will enable us to fund our operating expenses and capital expenditure requirements into early 2023.

We have based our projections of operating capital requirements on assumptions that may prove to be incorrect and we may use all of our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with the development and commercialization of EOS-850 and EOS-448, and the research, development and commercialization of other potential product candidates, we are unable to estimate the exact amount of our operating capital requirements. Our future capital requirements will depend on many factors, including:

•	the scope, progress, timing, costs and results of clinical trials of product candidates;

•	research and preclinical development efforts for any future product candidates that we may develop;

•	our ability to enter into and the terms and timing of any collaborations, licensing agreements or other arrangements;

•	the number of future product candidates that we pursue and their development requirements;

•	the outcome, timing and costs of seeking regulatory approvals;

•

the costs of commercialization activities for any of our product candidates that receive marketing approval to the extent such costs are not the responsibility of any future collaborators, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

•	subject to receipt of marketing approval, revenue, if any, received from commercial sales of our current and future product candidates;

•	our headcount growth and associated costs as we expand our research and development and establish a commercial infrastructure;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property related claims;

•	the costs of operating as a public company; and

•	the emergence of competing therapies and other adverse market developments.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, grants, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or grants when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual obligations and commitments

The following is a summary of our contractual obligations as of December 31, 2019:

Contractual Obligation	Total	Less than 1 year	More than 1 year and less than 3	More than 3 years and less than 5	More than 5 years
(In thousands)
Operating lease obligation	$1,125	$534	$585	$6	$—
Grants repayable(1)	1,512	—	50	101	1,361

Totals	$2,637	$534	$635	$107	$1,361

(1)	We have entered into two arrangements with the Walloon Region of Belgium, or the RCAs, whereby the Walloon Region would provide us with up to $25.0 million for our EOS-850 ($21.1 million) and EOS-448 ($3.9 million) research and development programs. As of December 31, 2019, we have received $5.0 million under the EOS-850 grant. We must repay 30% of the amount received under the grants in annual installments from 2021 to 2041 unless we decide not to pursue development and commercialization of the results of the program, apply for a waiver from the Walloon Region justifying our decision based upon the failure of the program, and return the intellectual property to the Walloon Region. Because of the requirement to repay 30% of the amounts received under the grant, we record the present value of such amounts as a grant repayable on the consolidated balance sheet.

In addition, in the event that we receive revenue from products or services related to the results of the programs, we must pay to the Walloon Region a 0.33% royalty on revenue related the EOS-850 grant and a 0.12% royalty on revenue on the EOS-448 grant. The maximum amount payable to the Walloon Region under each grant, including the fixed annual repayments, the royalty on revenue, and the interest thereon, is twice the amount of funding received. The Company assessed whether there is an obligation to make a royalty payment based on the probability of successful completion of the research and development and future sales and commercial success of the drug candidate, and no grant repayable was recorded as of December 31, 2019.

The table above does not include potential milestone and success fees, sublicense fees, royalty fees, licensing maintenance fees and reimbursement of patent maintenance costs that we may be required to pay under agreements we have entered into with certain institutions to license intellectual property. Our agreements to license intellectual property include potential milestone payments that are dependent upon the development of products using the intellectual property licensed under the agreements and contingent upon the achievement of development or regulatory approval milestones, as well as commercial and success payment milestones. We have not included such potential obligations in the table above because they are contingent upon the occurrence of future events and the timing, likelihood and amount of such potential obligations are not known with certainty.

We enter into contracts in the normal course of business with CROs and clinical sites for the conduct of clinical trials, professional consultants for expert advice and other vendors for clinical supply manufacturing or other services. These contracts are not included in the table above as they provide for termination on notice, and therefore are cancelable contracts and do not include any minimum purchase commitments.

Critical accounting policies and significant judgments and estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with U.S. generally accepted accounting principles. We believe that several accounting policies are important to understanding our historical and future performance. We refer to these policies as critical because these specific areas generally require us to make judgments and estimates about matters that are uncertain at the time we make the estimate, and different estimates—which also would have been reasonable—could have been used. On an ongoing basis, we evaluate our estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and other market-specific or other relevant assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing elsewhere in this prospectus, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements.

Corporate reorganization

On October 4, 2019, we completed a corporate reorganization, pursuant to which each shareholder of iTeos Belgium SA contributed their interests to iTeos Therapeutics, Inc. in exchange for newly issued shares of capital stock of iTeos Therapeutics, Inc., a holding company formed for such purpose with nominal assets and no liabilities, contingencies or commitments at the time of such transaction. Following the share exchange, holders of stock option warrants of iTeos Belgium SA received options to purchase shares of iTeos Therapeutics, Inc. common stock. As a result of these transactions, iTeos Belgium SA became a wholly owned subsidiary of iTeos Therapeutics, Inc. On February 28, 2020, iTeos Therapeutics US, Inc. was sold from iTeos Belgium SA to iTeos Therapeutics, Inc. On the same date, iTeos Therapeutics US, Inc. merged with and into iTeos Therapeutics, Inc., with iTeos Therapeutics, Inc. as the surviving entity.

The share exchange was accounted for in accordance with the Financial Accounting Standards Board, or FASB, Accounting Standard Codification, or ASC, 805, Business Combinations. We evaluated the guidance in ASC 805-50 with respect to the combinations among entities or businesses under common control and concluded that since all shareholders of iTeos Therapeutics, Inc. and iTeos Belgium SA have nearly identical ownership percentages and interests before and after the transaction, the Share Exchange lacks economic substance and represents a transaction between entities with common ownership and should be accounted for in a manner consistent with common control transactions and did not result in a change in control at the ultimate parent or the controlling shareholder level. Transactions among entities under common ownership are accounted for similar to common control transactions; therefore, they are not accounted for at fair value. Rather, they are accounted for at the carrying amount of the net assets or equity interests transferred. As a result, the financial position and the results of operations of iTeos Therapeutics, Inc. and iTeos Belgium SA are presented as consolidated for all periods presented in these financial statements.

Research and development expenses

We expense research and development costs to operations as incurred. Research and development expenses comprise costs incurred in performing research and development activities, including salaries, benefits and other employee-related expenses, share-based compensation expense, laboratory supplies and other direct expenses, facilities cost, overhead costs, third-party contract costs relating to pre-clinical studies and clinical trial activities and related contract manufacturing expenses, and other outside costs.

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed for us and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. Advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time, which we periodically confirm with the service providers and make adjustments if necessary. Examples of accrued research and development expenses include fees paid to:

•	CROs in connection with clinical trials;
•	CMOs with respect to clinical materials, intermediates, drug substance and drug product;
•	vendors in connection with research and preclinical development activities; and
•	vendors related to manufacturing, development and distribution of clinical supplies.

We base our expenses related to clinical trials on our estimates of the services received and efforts expended pursuant to contracts with multiple CROs that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the clinical expense. Payments under some of these contracts depend on factors such as the successful enrollment of subjects and the completion of clinical trial milestones. In accruing service fees, we determine the time period over which services will be performed, enrollment of subjects and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, differences may cause us to report amounts that are too high or too low in any particular period. To date, there have been no material differences from our estimates to the amounts actually incurred.

Stock-based compensation expense

We account for stock-based compensation arrangements in accordance with ASC 718, Stock Compensation. On January 1, 2017, we early-adopted Accounting Standard Update, or ASU, No. 2018-07 (Topic 718), Compensation—Stock Compensation, which expanded the scope of Topic 718 to include share-based payment transactions with non-employees.

Stock-based awards granted include stock options with time-based vesting. ASC 718 requires the recognition of compensation expense, using a fair value-based method, for costs related to all stock-based payments. Our determination of the fair value of stock options with time-based vesting on the date of grant utilizes the Black-Scholes option-pricing model, and is impacted by our common stock price as well as other variables including, but not limited to, expected term that options will remain outstanding, expected common stock price volatility over the term of the option awards, risk-free interest rates and expected dividends.

The fair value of a stock-based award is recognized over the period during which an optionee is required to provide services in exchange for the option award, known as the requisite service period (usually the vesting period) on a straight-line basis. Stock-based compensation expense is recognized based on the fair value determined on the date of grant and is reduced for forfeitures as they occur. Estimating the fair value of equity-settled awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop.

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering our most recently available third-party valuations of common stock, and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common stock valuations were prepared using an option pricing method, or OPM, which used market approaches to estimate our enterprise value. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock. In addition to considering the results of these third-party valuations, our board of directors considered both objective and subjective factors, including:

•	the prices at which we sold preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

•	the progress of our research and development programs, including the status of preclinical studies and planned clinical trials for our product candidates;

•	our stage of development and our business strategy;

•	external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock and our preferred stock; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company in light of prevailing market conditions.

The following are estimates of the fair value of our common stock on the date of grant. The valuation date is the same as the date of grant.

Valuation date	Fair value per share of common stock
December 31, 2018	$2.38
July 31, 2019	$2.95

Expected Term—We have opted to use the “simplified method” for estimating the expected term of options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option (7—10 years).

Expected Volatility—Due to our limited operating history and a lack of company specific historical and implied volatility data, we have based our estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility data was computed using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the stock-based awards.

Risk-Free Interest Rate—The risk-free rate assumption is based on the U.S. Treasury instruments with maturities similar to the expected term of our stock options.

Expected Dividend—We have not issued any dividends in our history and do not expect to issue dividends over the life of the options and therefore have estimated the dividend yield to be zero.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different. We will continue to use judgment in evaluating the expected volatility, expected terms and interest rates utilized for our stock-based compensation expense calculations on a prospective basis.

The following table presents the grant dates of shares subject to awards from January 1, 2018 through the date of this prospectus, along with the corresponding exercise price for each option grant and our estimate of the fair value per share of our common stock on each grant date, which we utilized to calculate stock-based compensation expense:

Date of Grant	Number of shares subject to award	Exercise price	Fair value of common stock at grant date		Per share estimated fair value of award(1)
March 31, 2019	1,158,114	$4.30	$2.38	(2)	$1.49
February 21, 2020	463,422	$2.95	$2.95	(3)	$2.19

(1)	The per share estimated fair value of award reflects the fair value of options estimated at the date of grant using the Black-Scholes option-pricing model.

(2)	The fair value of common stock used for financial reporting purposes for the March 31, 2019 options was determined based on a fair value assessment as of December 31, 2018.

(3)	The fair value of the common stock used for financial reporting purposes for the February 21, 2020 option grants was determined based on a fair value assessment as of July 31, 2019.

Estimates of the fair value of common stock will not be necessary to determine the fair value of new awards once the underlying shares begin trading publicly.

Valuation of preferred stock tranche rights

Our issuance of Series B preferred stock provided investors the right to participate in subsequent offerings of Series B preferred stock, in the event specified developmental and regulatory milestones were achieved. We classified the tranche rights as liabilities on our consolidated balance sheets as we determined that the tranche rights met the definition of a freestanding financial instrument since they are legally detachable. We also determined that such instruments represent forward sale contracts on redeemable shares and, accordingly, the instrument should be accounted for as a liability separate from the convertible preferred stock. We remeasure the liabilities associated with tranche rights to fair value at each reporting date, and immediately prior to exercise or settlement, and recognize changes in the fair value of the liabilities in our consolidated statements of operations recorded as “fair value adjustment for preferred stock tranche rights and anti-dilution warrants.”

The fair value of the liabilities was determined using a probability-weighted scenario analysis utilizing the underlying preferred stock. The liabilities were valued as forward contracts, which considered inputs including, but not limited to, the probability of attaining the milestones, the expected timing of meeting the milestones, market-based assumptions for expected term and the risk free rate. Changes to these assumptions could have a significant impact on the fair value of the tranche right liabilities.

We determined that the right granted to the investors of Series B Preferred Stock to purchase additional stock at the original issuance price in two subsequent closings and the anti-dilution warrants, which were issued as part of the Series A and Series B Preferred Stock Subscription Agreements, are considered freestanding financial instruments and are accounted for as liabilities under ASC 480. They are reported at fair value at inception with an allocation of the proceeds from the preferred stock issuance and are remeasured at fair value at each reporting date until settlement, with the changes in fair value included in the other income and expense section of the consolidated statements of operations and comprehensive loss.

Government grant funding and potential repayment commitments under recoverable cash advance grants (RCAs)

We have agreements with granting agencies whereby we receive funding under grants, which partially or fully reimburse us for eligible research and development expenditures. Certain grant agreements require us to repay the funding wherein the repayment provision of the grants are predicated on whether the we decide to pursue commercial development or out licensing of the drug candidate that is produced from the results of the research program. The repayment provision includes portion that is fixed (corresponding to 30% of the grant)

which is effective after we decide to pursue commercial development or out licensing of the drug candidate. The repayment provision also includes a potential obligation to repay a royalty that is contingent upon achieving sales of a product developed through the program. The maximum amount payable to the granting agency under each grant, including the fixed repayments, the royalty on revenue, and the interest thereon, is twice the amount of funding received.

Grant funding for research and development received under grant agreements where there is no obligation to repay is recognized as other income in the period during which the related qualifying expenses are incurred, based on the applicable reimbursement percentage, provided that the grants are fully approved by the granting agencies and the conditions under which the grants were provided have been met.

Grant funding for research and development received under grant agreements where there is a repayment provision is recognized as other income to the extent there is no potential obligation to repay this funding. We record the present value of the liability as a grant repayable in the accompanying consolidated balance sheets. The grant repayable is subsequently recorded at amortized cost.

We assess whether there is an obligation to repay under the repayment provision through a royalty payment the probability of successful completion of the research and development and future sales and commercial success of the drug candidate.

When we receive grant funding in advance of incurring qualifying expenses, we record deferred income. When we incur qualifying expenses in advance of receipt of grant funding, we record grants receivable.

Off-balance sheet arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under the applicable regulations of the SEC.

Recent accounting pronouncements

Refer to Note 2, “Summary of Significant Accounting Policies,” in the accompanying notes to the unaudited interim condensed consolidated financial statements for a discussion of recent accounting pronouncements.

Qualitative and quantitative disclosures about market risk

We are exposed to market risk related to changes in interest rates. As of December 31, 2019 and March 31, 2020, we had cash of $19.9 million and $147.7 million, respectively. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of interest rates in the United States and Belgium. As of March 31, 2020, our cash is held primarily in savings and money market accounts. Because of the short-term nature of the instruments in our portfolio, an immediate 10% change in the interest rate would not have a material impact on the fair market value of our investment portfolio or on our financial position or results of operations.

We are subject to the risk of fluctuations in foreign currency exchange rates, specifically with respect to the euro. Our functional currency is the U.S. dollar and the functional currency of our wholly owned subsidiary, iTeos Belgium SA, is the euro. As of March 31, 2020 we had cash balances held by iTeos Belgium SA in euros. An immediate 5% change in the euro exchange rate would not have any material effect on our results of operations.

Assets and liabilities of iTeos Belgium SA are translated into U.S. dollars at the exchange rate in effect on the balance sheet date. Income items and expenses are translated at the average exchange rate in effect during the period. Unrealized translation gains and losses are recorded as a cumulative translation adjustment, which is included in the consolidated statements of stockholders’ deficit as a component of accumulated other comprehensive loss. Adjustments that arise from exchange rate changes on transactions denominated in a currency other than the local currency are included in other income and expenses, net in the consolidated statements of operations and comprehensive loss as incurred.

The JOBS Act

The Jumpstart Our Business Startups Act of 2012 permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected not to “opt out” of this provision and, as a result, we will adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

We are also a “smaller reporting company” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Business

Overview

We are a clinical-stage biopharmaceutical company pioneering the discovery and development of a new generation of highly differentiated immuno-oncology therapeutics for patients. We leverage our deep understanding of the tumor microenvironment and immunosuppressive pathways to design novel product candidates with an aim to improve the clinical benefit of oncology therapies. Our innovative pipeline includes two clinical-stage programs targeting novel, validated immuno-oncology pathways designed to build on prior learnings in the field to have differentiated pharmacological and clinical profiles. Our most advanced product candidate, EOS-850, is designed as a highly selective small molecule antagonist of the adenosine A2a receptor, or A2AR, in the adenosine triphosphate, or ATP, adenosine pathway, a key driver of immunosuppression in the tumor microenvironment across a broad range of tumors. We are investigating EOS-850 in an open-label Phase 1/2a clinical trial in adult patients with advanced solid tumors and we have observed encouraging preliminary single-agent activity in the dose escalation portion of the trial. We expect to report initial data from monotherapy and combination therapy expansion cohorts in the first half of 2021. Our lead antibody product candidate, EOS-448, is an antagonist of TIGIT, or T-cell immunoreceptor with Ig and ITIM domains, a checkpoint that has a role in both inhibitory and stimulatory pathways in the immune system. EOS-448 was also designed to engage the Fc gamma receptor, or FcgR, to promote antibody-dependent cellular cytotoxicity, or ADCC, activity, including the elimination of tumor-infiltrating regulatory T cells, or Tregs. We have recently initiated an open-label Phase 1/2a clinical trial of EOS-448 in adult patients with advanced solid tumors and expect to report initial data in the first half of 2021. We are using our expertise in tumor immunology to select additional targets for other novel, differentiated programs. To date, we have initiated two preclinical programs that we believe have the potential to be complementary to both standard cancer treatments and our own product candidates. We retain worldwide rights to develop and commercialize all of our product candidates.

We are developing EOS-850 to inhibit the ATP-adenosine pathway by specifically targeting A2AR, which is the primary adenosine receptor on immune cells with high affinity for adenosine. A2AR is expressed across a number of solid tumors and hematological malignancies with high unmet medical need. We chose to directly and selectively inhibit A2AR, a target with the potential to alleviate immunosuppression in multiple solid tumors and hematological malignancies and to minimize off-target effects. As elevated levels of adenosine in the tumor microenvironment are known to be immunosuppressive, we also designed EOS-850 to remain potent at high adenosine concentrations and maintain continuous target coverage. With this profile, we believe that EOS-850 has the potential for enhanced antitumor activity as compared to other A2AR antagonists currently in clinical development. In our preclinical studies, we have shown that EOS-850 inhibited adenosine pathway-mediated immunosuppression and led to both T cell activation and antitumor activity, when dosed either as monotherapy or in combination with immune checkpoint inhibitors, or CPIs, or chemotherapy. We have also shown in preclinical studies that dosing of EOS-850 in combination with a CPI resulted in the rejection of tumors after reintroduction without further treatment, suggesting the potential for a durable immune memory response.

In the dose escalation portion of our ongoing Phase 1/2a clinical trial of EOS-850 in 21 heavily pretreated patients with advanced solid tumors, we observed preliminary evidence of clinical benefit, with seven patients achieving at least stable disease. Of these seven patients, as of July 7, 2020, two have exhibited confirmed partial responses, one with CPI-refractory metastatic melanoma and one with heavily pretreated metastatic castration-resistant prostate cancer, or CRPC. The antitumor activity results from the dose escalation portion of our ongoing Phase 1/2a clinical trial are considered exploratory and no statistical analysis of the results from this portion of the trial is planned. EOS-850 has been reported to be generally well-tolerated, and as of July 7, 2020, with seven of 33 patients remaining on-study, we have observed no dose-limiting toxicity and one possibly drug-related serious adverse event of pericardial effusion, which is under investigation. Based on these results, we plan to continue development of EOS-850 both as a monotherapy and in combination with pembrolizumab, a CPI approved for use in a variety of cancers, and with other standard cancer therapies. We also plan to further evaluate activity in the monotherapy setting and to identify relevant biomarkers for patient selection. We expect to report data from the expansion cohort of this Phase 1/2a clinical trial in the first half of 2021.

EOS-448 is an anti-TIGIT human immunoglobulin G1, or IgG1, antibody that we are developing to inhibit the immunosuppressive activity of TIGIT. TIGIT is a cell surface receptor expressed on multiple immune cells, including CD8+T cells, natural killer, or NK, cells, and T regulatory cells, or Tregs, a cell population that inhibits the immune response and, in the context of cancer, promotes tumor growth by inhibiting the activation and proliferation of effector T cells and NK cells. TIGIT has also been shown to be a mediator of resistance to existing CPIs, including anti-PD-1 therapies. We have designed EOS-448 to have a high affinity for TIGIT and also to actively engage FcgR. We have shown in preclinical studies using a mouse anti-TIGIT antibody that engagement of FcgR was an important mediator of antitumor activity in vivo. Engagement of FcgR by EOS-448 results in the activation of a number of immune cells, including NK cells, macrophages and other effector cells, promoting inflammation and their cell killing function. Through engagement of FcgR and activation of ADCC, EOS-448 is designed to deplete Tregs, which are known to express high levels of TIGIT, within the tumor microenvironment. In our preclinical studies, we have also shown that EOS-448 had high binding to TIGIT and, compared to a number of clinical-stage anti-TIGIT antibody equivalents, generated high levels of immune cell activation in an IL-2 promoter-dependent functional assay.

Our preclinical data suggest that EOS-448 has the potential to deliver robust single-agent antitumor activity and could be complementary to and used in combination with other cancer therapies such as CPIs and chemotherapy. Our preclinical data also suggests that EOS-448 is active in combination with EOS-850 and chemotherapy, thus creating the potential for intra-portfolio synergies. In animal models and ex vivo experiments in patient-derived cells, we have shown that EOS-448 promoted the killing of immunosuppressive tumor-infiltrating Tregs. TIGIT is also expressed on tumor cells in certain hematological malignancies. Based on the high expression of TIGIT in multiple solid tumors and hematological malignancies, we believe there is significant potential for EOS-448 in clinical applications. We recently began the dose escalation portion of a Phase 1/2a clinical trial of EOS-448 as a monotherapy in patients with solid tumors with the primary goal of assessing its safety and tolerability. The dose escalation portion is expected to be completed in the first half of 2021, which we anticipate will enable us to start multiple expansion cohorts in select indications with different combinations in mid-2021.

We began our research and development activities as a spin-off of Ludwig Cancer Research and have built significant expertise in designing novel cancer immunotherapies. Our internal research and development team has gained extensive knowledge in immuno-metabolism, characterization of the immunosuppressive mechanisms in the tumor microenvironment, pharmacology and translational medicine. We have also built discovery capabilities to develop both small molecules and antibodies with differentiated and optimized target product profiles for underexploited pathways validated by a strong scientific rationale. We have been able to move from initiation of a discovery campaign to the identification of a preclinical candidate within 18 months for both EOS-850 and EOS-448. Our expertise also allows us to integrate a biomarker-rich strategy into our clinical programs to measure the effect of a product candidate in patients, choose optimal combination agents and identify the patients most likely to benefit from treatment.

We have assembled a seasoned management team with extensive experience in developing novel oncology therapies, including advancing product candidates from preclinical research through clinical development and ultimately regulatory approval and commercialization. Our team is led by our President, Chief Executive Officer and founder, Michel Detheux, Ph.D., who gained extensive experience in research and business development at

Ogeda SA. Matt Call, MBA, our Chief Operating Officer, spent over 16 years at Endocyte, Inc., where he served most recently as its Chief Operating Officer. Joanne Lager, M.D., our Chief Medical Officer, has 16 years of experience in oncology drug development, most recently as Head of Global Oncology Development at Sanofi.

Matthew Gall, our Chief Financial Officer, has over 15 years of experience in healthcare and was most recently the Senior Vice President of Corporate Development and Treasurer of Sarepta Therapeutics, Inc.

We have raised $177.1 million of capital from a group of leading life sciences investors, including MPM Capital, RA Capital Management, Boxer Capital, Janus Henderson, HBM Funds, RTW Investments and The Invus Group.

Our pipeline

The following chart summarizes our clinical product pipeline. We hold worldwide development and commercialization rights to our product candidates.

Strategy

Our vision is to transform the treatment of patients suffering from cancer by creating a broad portfolio of immuno-oncology therapies focused on novel targets in the tumor microenvironment. The key pillars of our strategy to achieve our vision include:

•

Build upon the differentiated profile and encouraging preliminary single-agent activity of our lead product candidate, EOS-850, to advance it through clinical development and regulatory approval. We believe that EOS-850 is a highly differentiated A2AR antagonist based on its specificity, potency and continuous target coverage. We believe that these characteristics may position EOS-850 to deliver a better tolerability profile and more robust anti-tumor response than existing A2AR inhibitors in clinical development. We have observed preliminary single-agent activity in our Phase 1/2a clinical trial in advanced solid tumor patients and we intend to advance EOS-850 both as a single agent and in combination with standard cancer treatments. Beginning in the third quarter of 2020, we plan to initiate expansion cohorts of EOS-850 in combination with pembrolizumab in patients with melanoma who are resistant to anti-PD-1 therapy and in patients with CRPC who have not previously had immuno-oncology therapy, and in patients with triple-negative breast cancer, or TNBC, in combination with carboplatin and paclitaxel, a commonly used chemotherapy combination treatment. We expect initial data from the expansion cohorts to be available in the first half of 2021. We plan to meet with regulatory authorities to discuss potential expedited regulatory strategies for EOS-850.

•

Exploit the broad potential of TIGIT inhibition and advance EOS-448, our FcgR engaging anti-TIGIT antibody, through clinical development and regulatory approval. We believe the ability of EOS-448 to inhibit TIGIT and activate the FcgR on immune cells has the potential to deliver potent anti-tumor effects across a wide range of cancers. We have initiated a Phase 1/2a clinical trial of EOS-448 as a monotherapy for patients with solid tumors and expect to report initial dose-escalation data in the first half of 2021. We intend to evaluate EOS-448 in multiple solid tumors and hematological malignancies in combination with existing therapies, including CPIs, as well as with our A2AR antagonist, EOS-850. Our preclinical data suggest that EOS-448 is synergistic with other immuno-oncology agents and standard cancer therapies. We anticipate initiating expansion cohorts in our ongoing clinical trial of EOS-448 to evaluate combination regimens in mid-2021. We plan to meet with regulatory authorities to discuss potential expedited regulatory strategies for EOS-448. We plan to leverage our in-depth understanding of TIGIT-mediated pathways and potential predictive biomarkers to select patient populations we believe will be most likely to respond to treatment.

•

Leverage our deep understanding of immune pathways and the tumor microenvironment to identify novel product candidates. Since our founding, we have established extensive knowledge in immuno-metabolism, characterization of the immunosuppressive mechanisms in the tumor microenvironment, pharmacology and translational medicine. We will continue to apply our expertise in understanding and targeting immunosuppressive cells and mechanisms of resistance within the tumor microenvironment to develop novel product candidates for the treatment of cancer. We plan to leverage our expertise to continue to select and pursue novel immuno-oncology product candidates targeting CPIs, tumor resistance mechanisms or immune system activation mechanisms, through both in-house research and in-licensing of complementary technologies. Building upon our work to date in the ATP-adenosine pathway, the TIGIT-mediated immunoregulatory pathway and Tregs, we expect to advance an additional product candidate into IND-enabling studies by the first quarter of 2021.

•

Maximize the value of our product candidates and pipeline by selectively entering into strategic collaborations. We hold worldwide development and commercial rights to our pipeline of immuno-oncology programs, and we intend to commercialize our product candidates, if approved, in key geographies. In the future, we may selectively enter into strategic collaborations around certain targets, product candidates, disease areas or geographies if we believe these collaborations could maximize the value of our product candidates. We have and may in the future enter into collaborations that grant us access to certain compounds owned by third parties to enable therapeutic combinations that could enhance the clinical and commercial potential of our product candidates. For example, we have entered into a non-exclusive, clinical supply agreement with Merck & Co, or Merck, to evaluate EOS-850 in combination with pembrolizumab.

•

Maintain a strong culture of innovation and build a leading immuno-oncology company putting patients first in everything we do. We will continue to apply our deep understanding of the tumor microenvironment to the discovery and development of novel immuno-oncology therapies that have the potential to provide breakthroughs for patients suffering from cancers who are currently underserved by available therapies. Core to this strategy is continuing to build a team and company culture, at our headquarters in Cambridge, Massachusetts and our research and development center in Belgium, that prioritizes patients’ needs as we develop our lead programs and pipeline assets. Our vision, values, talent and strategy maximize our ability to operate at the forefront of innovations in immuno-oncology. We believe our presence in the United States and Belgium is a strategic advantage that enhances our ability to attract global talent and remain at the forefront of innovation in the field of immuno-oncology.

The promise of immuno-oncology and the limitations of current immuno-oncology therapies

In recent years, the treatment of cancer has been reshaped by the promise of immuno-oncology therapies, particularly CPIs. Cancer cells have evolved the ability to evade recognition by the immune system, including by expressing immune checkpoints that inhibit the immune response. Immune checkpoints are proteins on certain immune cells that regulate the activation, often functioning as on-off switches, of effector cells. The first clinical validation of the manipulation of these receptors to reactivate and activate the immune system, since named immuno-oncology, came in 2010 when ipilimumab, an antibody targeting the immune checkpoint CTLA-4, demonstrated clinical benefit in metastatic melanoma patients. Since then, a number of immuno-oncology drugs have been approved and become a cornerstone of treatment for a wide range of cancers. CPIs, including ipilimumab, pembrolizumab and others, have now become a foundation of the immuno-oncology market, with an estimated $22 billion in sales in 2019.

CPIs work by binding to proteins on the surface of either immune or cancer cells that mediate inhibitory signals, thereby blocking the immunosuppressive interactions between the two. One of the most successful approved checkpoint inhibitors acts by preventing programmed death-ligand 1, or PD-L1, on the tumor cell from interacting with its binding partner, the programmed death cell protein 1, or PD-1, which is found on the surface of cytotoxic T cells. Blocking this interaction can allow effector T cells to attack and destroy tumors.

While CPIs have provided significant therapeutic benefit for certain cancers, they are not efficacious in a majority of patients with cancer. For example, the reported efficacy of CPIs is limited in melanoma, a tumor known as having high immune cell infiltration, and only approximately 20% of patients with second-line melanoma had progression-free survival, or PFS, a year after the initiation of treatment with the anti-PD-1 CPI pembrolizumab (Keytruda), as illustrated in the figure below from the Keytruda package insert. The PFS observed to date in many other solid tumor types has been more limited. Furthermore, the long-term benefit of these immunotherapy approaches, including CPIs, is limited because the majority of patients eventually become resistant or refractory to therapy.

The understanding of the biology behind resistance to immunotherapy is evolving. Several different pathways have been identified that contribute to suppression of the immune system in the tumor microenvironment beyond those targeted by current CPIs.

Our drug discovery efforts are dedicated to a better understanding of these immune resistance pathways with the specific goal of generating novel product candidates that restore the immune response against cancer. We currently have two clinical-stage product candidates, EOS-850 and EOS-448, each targeting a key mechanism that has the potential to inhibit an effective antitumor immune response: the ATP-adenosine pathway and the novel checkpoint TIGIT pathway, respectively. We believe that both product candidates have the potential to further increase patient responses to immunotherapy, including in patients resistant to currently approved CPIs. We are also using our deep understanding of these critical immune resistance pathways to identify new targets and generate additional product candidates that have the potential to work in synergy with EOS-850 and EOS-448.

EOS-850, our next generation immuno-oncology product candidate designed to counteract the ATP-adenosine immunosuppressive pathway

EOS-850 is a small molecule designed to block the immunosuppressive activity of adenosine by inhibiting the signaling of the A2AR on immune cells. In animal models, we showed antitumor activity of EOS-850 both as a monotherapy and in combination with other standard cancer therapies, including CPIs. In the dose escalation portion of our ongoing Phase 1/2a clinical trial of EOS-850 as a monotherapy in heavily pretreated solid tumor patients, we observed clinical benefit in seven out of 21 patients, including two patients with confirmed partial responses as of June 10, 2020. EOS-850 has been reported to be generally well-tolerated, with four of 21 patients in the dose escalation cohort remaining on-study as of June 10, 2020, we have observed no dose-limiting toxicity or drug-related serious adverse events, or SAEs. Based on these results, we plan to continue development of EOS-850 both (i) as a monotherapy to further evaluate activity we have observed and to identify relevant biomarkers for patient selection and (ii) in combination with pembrolizumab and other current cancer therapies.

The immunosuppressive ATP-adenosine pathway

It is well established that the ATP -adenosine pathway is a key pathway that modulates immune responses in pathological conditions. ATP is normally found at very low levels extracellularly. Following cellular stress or cell death, large amounts of ATP are released from cells, triggering inflammation. Under normal conditions, extracellular ATP is rapidly converted to adenosine. Adenosine is immunosuppressive and acts to modulate the immune response and limit tissue destruction by activated immune cells. This balance is especially disturbed in the tumor microenvironment, where the combination of hypoxia and cancer cell death generates high concentrations of ATP. The hypoxic conditions in the tumor microenvironment at the same time induce the expression of CD39 and CD73, two enzymes that convert ATP into adenosine. In addition, there are other enzymes such as tissue non-specific alkaline phosphatase, or TNAP, and prostate-specific acid phosphatase, or PAP, that contribute to the production of adenosine. The expression of these enzymes contributes to an increase in processing of ATP to adenosine, and the resulting high levels of adenosine in the tumor microenvironment suppress the activity of cytotoxic effector T cells that would otherwise kill tumor cells.

Adenosine A2A receptor and immune cell function

The ATP-adenosine pathway offers multiple potential targets for drug programs, including the enzymes involved in adenosine production, the adenosine deaminase, the enzyme involved in adenosine degradation, and the adenosine receptors expressed on immune cells found in the tumor microenvironment. There are four known adenosine receptors: A1, A2A, A2B and A3. Of these, only A2AR and A2BR are believed to play a role in intra-tumoral immune suppression. A2AR has been shown to have an affinity for adenosine that is approximately 100-fold higher than A2BR. Furthermore, as illustrated in the figure below, A2AR is the primary adenosine receptor expressed on CD4+ and CD8+ T cells, NK cells, monocytes and dendritic cells. To measure the adenosine receptors expression, we quantified messenger RNA, or mRNA, of all adenosine receptors in purified human immune cell populations in resting and stimulated conditions. T cells and NK cells were stimulated with anti-CD3/CD28 and IL-2, respectively. Monocytes and dendritic cells were stimulated with lipopolysaccharides, or LPS.

We are focused on the direct target for adenosine, its receptor, and we chose A2AR as it is the most highly expressed in relevant immune cell populations and one of the receptors with high affinity for the ligand as opposed to targeting upstream enzymes that are involved in production of adenosine. We selected A2AR as the target for EOS-850 because we believe it is a key actor that mediates the immunosuppressive effects of adenosine regardless of the source of adenosine production.

Validation of A2AR antagonist as immunomodulator

The major role played by A2AR in immunosuppression in the tumor microenvironment has been demonstrated in several preclinical studies published by other groups in peer-reviewed journals. In these studies, pharmacologic agents that inhibited A2AR were shown to induce antitumor activity. Additional experiments showed that the genetic knockout of A2AR in mice led to the rejection of multiple tumor types in a CD8+ T cell-dependent manner, providing support for the hypothesis that A2AR could be a valid therapeutic target. The antitumor activity was further enhanced when the compounds were tested in combination with CPIs.

A2AR antagonists have previously been evaluated in clinical trials for central nervous system, or CNS, indications, and one of these agents, istradefylline, has been approved by the FDA for the treatment of Parkinson’s disease. As the role of adenosine in tumor-mediated immunosuppression became clear, several companies set out to evaluate A2AR antagonists initially developed for use in CNS diseases in oncology settings. These first-generation compounds have shown initial signs of activity, but were in some cases associated with dose-limiting toxicity, possibly related to CNS effects. Furthermore, rolofylline, an A1R antagonist that was tested in a Phase 3 clinical trial in patients with heart failure, was associated with an increase of stroke and seizure, underscoring that lack of selectivity for A2AR could present safety risks. Therefore, we have specifically designed EOS-850 to target A2AR and not to cross the blood-brain barrier, which we believe will lead to an improved therapeutic index.

High adenosine concentrations prevent an effective anti-tumor immune response and play a role in resistance to current cancer therapies

While it has been accepted that adenosine levels are elevated in the tumor microenvironment, precise measurement of adenosine concentrations in tumors has been hindered by its short half-life. We set out to assess adenosine concentration in tumors using 10 different patient-derived xenograft, or PDX, models to confirm the hypothesis that adenosine concentration is higher in tumors than in normal tissue. In these models, as illustrated in the figure below, the mean extracellular adenosine concentration in tumors was 10.66 µM, which is approximately 20-fold higher than adenosine levels measured in normal tissue. These data support our rationale for designing adenosine receptor antagonists to maintain potency at high adenosine concentrations for use as a cancer therapeutic.

We believe the elevated levels of adenosine in the tumor microenvironment may be a modulator of resistance to current cancer therapies, including both CPIs and chemotherapy. High activity of soluble CD73 was associated with poor overall survival and PFS in patients with metastatic melanoma treated with nivolumab, an anti-PD-1 CPI. An association between high adenosine blood concentrations and lack of response to nivolumab was shown in a clinical trial of renal cell cancer patients conducted by others. In this trial, patients who failed to respond to nivolumab had significantly higher blood adenosine levels than those who responded, both at baseline (158% higher) and at four weeks after initiation of treatment (138% higher). Patients with baseline adenosine levels in the top quartile also had a significantly worse PFS. These data further support our belief that adenosine plays an important role in resistance to CPIs such as nivolumab. Additional data support a potential role in chemotherapy-induced resistance, as chemotherapy has been shown in some cases to increase the production of adenosine in the tumor microenvironment and some chemotherapeutics induce adenosine-mediated immunosuppression that may limit the efficacy of these therapies.

Given the important role of A2AR in mediating the immunosuppressive effects of adenosine in the tumor microenvironment, we believe that a potent and selective antagonist of A2AR has the potential to restore antitumor immune response inhibited by adenosine and enhance the activity of other cancer therapies, including CPIs and chemotherapy.

Our solution: EOS-850

EOS-850 is an A2AR antagonist that we engineered to specifically inhibit the activity of A2AR on immune cells at the high concentrations of adenosine found in the tumor microenvironment, in order to address the shortcomings of other A2AR antagonists currently in development. As illustrated in the figure below, hypoxia and cell necrosis in the tumor lead to the release of ATP, which is converted to adenosine in the tumor microenvironment. Adenosine exerts an immunosuppressive effect via activation of A2AR, thereby inhibiting the tumor-killing function of effector T cells. EOS-850 is designed to release the adenosine driven immunosuppression of T cells by antagonizing A2AR, thereby allowing T cells to kill their tumor targets.

Differentiation of EOS-850

We believe EOS-850 has three key characteristics that provide the molecule with a unique profile and potential advantages in clinical settings when compared to other A2AR antagonists currently in development:

1.

High affinity for A2AR and insurmountable antagonism. We believe that the affinity and sustained binding of EOS-850 to its target may allow it to maintain potency at high concentrations of adenosine, differentiating it from other A2AR antagonists in development. The ability of an A2AR antagonist to reduce the maximum effect of A2AR activation at any concentration of an agonist such as adenosine is a characteristic known as insurmountable antagonism. In our in vitro studies, we measured cyclic adenosine monophosphate, or cAMP, to assess the potency of several A2AR antagonists. The activation of A2AR on the surface of primary human T cells leads to the production of cAMP, which makes it a relevant indicator for potency. In this functional assay, we tested competitor antagonists and, as illustrated in the figure below, we observed that at low adenosine concentrations, EOS-850 was the most potent antagonist of the A2AR antagonists tested, and most notably, when compared to other antagonists developed by competitors, the potency of EOS-850 was not reduced at the high adenosine concentrations typically found in the tumor microenvironment.

We further illustrated the potential advantage of EOS-850’s high potency and insurmountable antagonism for A2AR in mouse models. As illustrated in the figure below, we showed that administration of a single 3 mg/kg oral dose resulted in plasma levels of EOS-850 that exceeded the half maximal inhibitory concentration, or IC50, for mouse A2AR for eight hours. However, even though EOS-850 was cleared from circulation within hours, inhibition of A2AR cell signaling, as measured by the phosphorylation of a transcription factor CREB, or pCREB, was maintained for longer than 24 hours. This difference between the pharmacokinetics, or PK, meaning the change in drug concentration in circulation over time, and the pharmacodynamics, or PD, meaning the change in biological effect over time, suggests that EOS-850 could provide a prolonged pharmacodynamic effect and sustained A2AR inhibition in patients.

2.

EOS-850 has higher selectivity for A2AR than other antagonists in clinical development. Because A2AR is the primary adenosine receptor on immune cells, we believe that the high specificity of EOS-850 will enable it to have potent effects on immune cell function in solid tumors and hematological malignancies, while avoiding potential adverse effects that may be associated with inhibition of other subtypes of adenosine receptors with broader expression profiles. The table below summarizes data from our study showing the IC50 for inhibition of cAMP production in HEK cells overexpressing one of the four adenosine receptors, comparing EOS-850 and models of three other adenosine receptor antagonists currently in development. EOS-850 was the most potent A2AR antagonist among other antagonists as demonstrated by the very low concentrations of drug required to give a 50% response in a functional assay. Higher concentrations were required to give the same effect on other adenosine receptors, further supporting the high selectivity of EOS-850.

(IC50 nM, HEK)	EOS-850 iTeos	AB928 Arcus	AZD4635 AstraZeneca	CPI-444 Corvus

A2AR	0.7	12	222	17

A1R	192	39	185	61

A2BR	575	<1	156	275

A3R	>30,000	>14,000	>30,000	>30,000

3.

EOS-850 is designed not to cross the blood brain barrier. Unlike first generation A2AR antagonists, we designed EOS-850 specifically to avoid penetration to the CNS through crossing of the blood-brain barrier. In preclinical models, EOS-850 displayed less than 1% blood-brain barrier penetration and accordingly we believe it is designed to minimize the potential for adverse CNS effects.

Antitumor activity in mouse models

We have evaluated the antitumor activity of EOS-850 in multiple syngeneic mouse models, which are models in which the mouse maintains a complete immune system and therefore can be used to demonstrate the effect of an agent that works via immune activation. In some of these studies, we used a racemate of EOS-850, or EOS-850#. A racemate is a mixture of two molecules comprised of an identical atomic structure but in which atoms are arranged as mirror images of each other in three-dimensional space. EOS-850 is a chemically pure form of EOS-850#, and we believe the results from EOS-850# are indicative of the activity of the form of EOS-850 we are currently developing. In a B16F10 melanoma model, we showed that EOS-850# administered as a monotherapy at a dose of 1 mg/kg once daily, significantly delayed tumor growth for over 20 days.

We also showed that EOS-850# significantly enhanced the ability of a variety of anti-mouse CPIs to suppress tumor growth in multiple models. For example, as illustrated in the figure below, in a model of A20 reticulum cell tumors that express a high level of PD-L1, treatment with either anti-PD-L1 or EOS-850# alone led to a modest reduction in tumor growth. However, the combination of anti-PD-L1 and EOS-850# at two different concentrations led to significantly enhanced tumor suppression compared to either monotherapy, at both doses. At the highest combination dose, a statistically significant difference in the tumor response compared to vehicle was shown (p<0.001), and six of 10 mice had tumor regression at the time of treatment termination. P-value is a standard measure of statistical significance, and p-values of 0.05 or lower, reflecting a one-in-20 chance that the results occurred at random, are typically considered statistically significant.

We used another syngeneic tumor model, EMT6, to test the combination of EOS-850 with an anti-CTLA4 CPI, as illustrated in the figure below. EMT6 is a breast tumor model that has been shown to be sensitive to anti-CTLA4 treatment. In this model, we showed that anti-CTLA4 antibody dosed as a monotherapy at days nine and 12 delayed tumor growth until approximately day 30. The addition of daily dosing with EOS-850 from days eight through 36 led to complete tumor regression. Despite stopping treatment at day 36, we showed persistent complete responses through the last measurement point at 60 days. These results were statistically significant (p=0.016).

Importantly, as illustrated in the figure below, in the same mouse model, we showed that treatment with the combination of EOS-850 and anti-CTLA4 antibody resulted in generation of antigen-specific durable immune memory. In this experiment, mice in which EMT6 tumors had been eradicated, were resistant to the establishment of new EMT6 tumors that were injected on day 64, 28 days after suspension of all treatment, and this resistance lasted through day 98, the last measurement point. These mice were not protected from an unrelated colon carcinoma tumor, CT26, which readily grew in these mice in a manner similar to naïve mice. We believe the development of immune memory, or the ability of the immune system to be recalled into action against the same tumor, has important therapeutic implications that may enable long-term durable responses due to the ability to actively prevent reemergence of tumors.

Clinical development of EOS-850

We are conducting an open-label Phase 1/2a clinical trial of EOS-850 as a monotherapy in adult patients with advanced solid tumors that are refractory to standard therapies, as well as in combination with standard cancer therapies. The primary goal of the clinical trial is to assess safety and tolerability of EOS-850, with secondary analyses focused on PK, PD and overall response rate.

We have completed the monotherapy dose escalation portion of the clinical trial, enrolling 21 patients in five dose cohorts (20 mg and 40 mg once daily, or QD, and 40 mg, 80 mg and 160 mg twice daily, or BID). Patients were dosed every day with assessment cycles every 28 days through disease progression. Based on the results of this escalation cohort, we have selected the recommended Phase 2 dose that we will bring forward in the expansion cohorts, specifically 80 mg BID. We are currently enrolling a monotherapy expansion cohort of up to 24 patients to further evaluate the safety, PK and PD at the recommended Phase 2 dose in a subset of solid tumor cancer indications that we believe are most likely to benefit from single-agent treatment, including melanoma, non-small cell lung cancer, or NSCLC, CRPC and endometrial cancer. We are also analyzing tumor samples from patients enrolled in our trials to help identify biomarkers that could be used to select patients that are most likely to respond in future trials.

We are planning to further assess EOS-850 in combination with chemotherapy and with pembrolizumab beginning in the third quarter of 2020, initially evaluating safety and tolerability of the combination regimens in patients with solid tumors before enrolling expansion arms in select indications such as CRPC, melanoma and TNBC. We selected these indications to evaluate EOS-850 where there is a strong rationale for treatment with an A2AR antagonist based on expression of the receptor and adenosine-producing enzymes, evidence that the adenosine pathway plays a role in treatment resistance, and the presence of T cells in the tumor microenvironment. We have selected settings where current immunotherapies, including CPIs, have not had optimal outcomes, such as in (i) CRPC, for which CPIs have had limited benefit, (ii) melanoma patients who are resistant to treatment with anti-PD-1 antibodies, and (iii) the 60% of patients with TNBC who are not eligible to receive standard-of-care atezolizumab, a CPI, in combination with chemotherapy as a first line treatment for metastatic disease. The figure below illustrates the design of our ongoing open-label Phase 1/2a clinical trial of EOS-850. The primary objective of this trial is to define the recommended Phase 2 dose and to characterize the safety and tolerability of EOS-850 as a single agent and in combination with pembrolizumab or chemotherapy. The secondary objectives are to characterize the pharmacokinetics of EOS-850 and to assess the anti-tumor activity of EOS-850 given alone or with pembrolizumab or chemotherapy.

Phase 1 clinical trial results

Preliminary evidence of clinical benefit of EOS-850 monotherapy

We have observed preliminary evidence of clinical benefit, measured as complete or partial response or stable disease as defined by RECIST 1.1, for at least eight weeks in seven of the 21 heavily pre-treated patients with solid tumors as of March 1, 2020, as illustrated in the table below. RECIST 1.1 is a standard set of guidelines for assessing responses in solid tumors, with definitions for complete response (disappearance of all target lesions), partial response (at least a 30% decrease in the sum of the longest diameter of target lesions from baseline), stable disease (neither sufficient shrinkage to qualify for partial response nor sufficient increase to qualify for progressive disease), and progressive disease (at least a 20% increase in the sum of the longest diameter of target lesions from the smallest sum on study or the presence of new lesions). A complete or partial response is considered confirmed if the response criteria are met on a subsequent assessment. Clinical benefit was observed at a higher frequency in patients who received a BID regimen, however the antitumor activity results from dose escalation are considered exploratory and no statistical analysis of the results from this portion of the trial is planned. One patient with CPI-refractory metastatic melanoma and one patient with heavily pretreated metastatic CRPC have experienced confirmed partial responses and are continuing treatment with EOS-850. An additional two patients have achieved stable disease lasting over nine months. The figure below illustrates the current status of the dose escalation patients in our Phase 1/2a clinical trial of EOS-850 as of June 10, 2020.

We observed a confirmed partial response in a patient with checkpoint blockade-resistant metastatic melanoma. This patient had metastatic disease that showed no benefit from pembrolizumab, radiotherapy or ipilimumab, before enrolling in the EOS-850 clinical trial. Eight weeks after the last administration of a four-dose course of ipilimumab, this patient had evidence of disease progression with new lesions and began treatment with EOS-850 160 mg BID. At the first post-enrollment disease assessment seven weeks after the initiation of therapy, this patient showed stable disease, with a 26% reduction in target lesions, and the patient reported improved function of the affected arm. Sixteen weeks after treatment initiation, a 44% reduction in tumor size was observed, as shown in the figure below. As of July 7, 2020, this patient is continuing to receive EOS-850. This patient continues to report decreased swelling and has noted improved mobility of his arm.

A confirmed partial response was also observed in a patient with metastatic CRPC. Prior to the EOS-850 trial, this patient had five previous rounds of therapy, including antiandrogen therapy and chemotherapy with docetaxel and cabazitaxel. After eight weeks of treatment with EOS-850 80 mg BID; tumor measurement showed stable disease with a small increase in the size of tumors and lymph nodes reported. Reduction in the size of target lesions of 40% and 49% were observed at 16 weeks and 30 weeks after initiation of EOS-850 dosing, respectively, as illustrated in the figure below. The patient’s level of prostate-specific antigen, a tumor biomarker, also decreased from 2.03 ng/mL to 0.2 ng/mL while on treatment. This patient also reported reduced bone pain. As of July 7, 2020, dosing is continuing in this patient.

Pharmacokinetics and pharmacodynamics

As illustrated in the left column of the figure below, we observed that the exposure of EOS-850 was approximately dose proportional up to a dose of 80 mg BID. At a dose of 80 mg BID, the plasma concentration of EOS-850 was continuously maintained over the IC50, which was approximately 6 ng/mL for pCREB inhibition in whole blood. At a higher dose of 160 mg BID, EOS-850 was generally well tolerated, but the drug exposure was reduced and more variable, which we believe may be related to limited dissolution and absorption of the current formulation of EOS-850 at this dose. At Cycle 2 Day 1, after 28 days of dosing, the exposure for all doses was similar to the first day of dosing, indicating that there is no accumulation or reduction in exposure at steady state dosing.

Pharmacodynamic assays showed target engagement and full inhibition of the pathway for all doses of EOS-850 administered BID tested in blood cells exposed to CGS-21860, an agonist for A2AR. As illustrated in the middle column of the figure below, the effect of EOS-850 on A2AR in patients’ CD8+ T cells, the intended target, was measured by assessing cAMP-dependent changes in activation of transcription related to A2AR inhibition. Inhibition of A2AR caused a reduction in levels of cAMP which in turn prevented CREB from being phosphorylated, indicated as pCREB. Furthermore, as shown in the right column of the figure below, we observed that administration of EOS-850 restored the release of tumor necrosis factor alpha, or TNFa, an inflammatory cytokine that has multiple immunostimulatory effects. pCREB alters the production of multiple cytokines, including TNFa. On Cycle 1 Day 1, the first day of EOS-850 dosing, we observed reductions in the levels of phosphorylated CREB and nearly full restoration of TNFa within two hours, the first time point measured. BID dosing at 40, 80 or 160 mg was able to maintain these effects for 24 hours on the first day of dosing. On Cycle 2 Day 1, after 28 days of dosing, inhibition of CREB phosphorylation and restoration of TNFa production were maintained. We observed that the effect of EOS-850 on A2AR persisted longer than would be expected based on the concentration of EOS-850 in the blood, which was consistent with our preclinical observations.

The 80 mg BID dose provided continuous inhibition of A2AR in the dose escalation portion of the trial and, accordingly, we have selected this regimen as the recommended dose of the current formulation for further study. We plan to introduce a new formulation of EOS-850 that has shown improved dissolution properties and good absorption under high pH conditions in preclinical testing. We expect the new formulation to be available for a clinical bridging study in the first quarter of 2021, which is expected to be completed by the second quarter of 2021.

Safety profile

As of July 7, 2020, we completed enrollment of 21 patients in the dose finding portion of this open-label Phase 1 trial and 12 patients in the monotherapy expansion cohort. In the dose finding portion, EOS-850 has been reported to be generally well-tolerated at all doses and we have observed no dose limiting toxicities and one possibly drug-related serious adverse event of pericardial effusion, which is under investigation. As illustrated in the tables below, as of the last interim analysis with a cut-off date of January 15, 2020, all of the reported drug-related treatment-emergent adverse events, or TEAEs, were Grade 1 or 2. The most common drug-related TEAEs observed were fatigue, liver enzyme elevation, decreased appetite and diarrhea. Asymptomatic interstitial pneumonitis, which is considered an immune-related adverse event, was observed in one patient.

Reported serious adverse events, or SAEs, which occurred in 15 of the 33 treated patients as of July 7, 2020, were pneumonitis, pericardial effusion, inflammation, abdominal pain, cerebrovascular accident, small intestinal obstruction, arthralgia, diarrhea, retroperitoneal hematoma, vomiting, urinary tract infection, sepsis, acute kidney injury, hypercalcemia, bone pain, cancer pain, pain in extremity, epilepsy, and pneumothorax. Of these, the pericardial effusion was considered to be possibly drug-related, and all of the remaining SAEs were considered not drug-related. The SAEs of pneumonitis and pericardial effusion were experienced by a 55 year old woman with endometroid adenocarcinoma of the endocervix. The event of grade 2 pneumonitis, which was ultimately ruled as unrelated to the study drug, was diagnosed nine weeks after initiating treatment and led to interruption of dosing with EOS-850. Four weeks after the dosing was interrupted, the subject was diagnosed with a moderate to severe pericardial effusion, ruled by the investigator to be possibly drug-related, and was admitted to intensive care and treated with steroids, with the patient expiring five days later due to acute right heart failure. Preliminary autopsy results indicated a massive invasion of the lungs by tumor cells consistent with progressive disease. Further evaluation of the autopsy and etiology of the pericardial effusion is pending.

Potential broader opportunity for EOS-850

We anticipate that emerging data from our ongoing Phase 1/2a clinical trial will help guide our initial choices of tumor indications to pursue with EOS-850. We will also be guided by our evaluation of the expression of A2AR and adenosine-producing enzymes, such as CD73, TNAP and PAP in various tumor types.

In our clinical trial, we are evaluating potential predictors of response and potential PD biomarkers in pre- and post-treatment tumor samples. These biomarkers include the expression of A2AR and adenosine-producing enzymes within the tumor, the presence of immune cells within the tumor and several tumor gene signatures, including an immune gene signature. We plan to use these data to assess the potential correlation between expression of these potential predictive markers and clinical response to EOS-850. We believe EOS-850 has the potential to provide clinical benefit across many indications. We plan to begin evaluation of EOS-850 in combination with pembrolizumab in melanoma and CRPC and in combination with carboplatin and paclitaxel in TNBC in the third quarter of 2020.

EOS-448, a FcgR-engaging anti-TIGIT antibody

EOS-448 is an antibody specifically designed to target TIGIT, a receptor expressed on various immune cells, particularly tumor-infiltrating lymphocytes, or TILs. Its main ligands play both inhibitory and stimulatory roles in regulating immune response and are highly expressed in tumors, where they have been shown to mediate immunosuppression. EOS-448 is designed to block TIGIT and restore activation of TILs and engage FcgR, leading to an antitumor immune response. In preclinical models, we have shown that our anti-TIGIT antibody inhibited tumor growth or caused tumor regression both as monotherapy and in combination with other cancer therapies, including anti-PD-1 antibodies. To date, EOS-448 has exhibited a favorable tolerability profile in a toxicology study in non-human primates. We are currently enrolling patients with refractory solid tumors in an open-label Phase 1/2a study of EOS-448 as a monotherapy and intend to initiate expansion cohorts to evaluate EOS-448 as a monotherapy and in combination with anti-PD-1 and other standard cancer therapies. We believe that EOS-448 has the potential to provide therapeutic benefit to patients with a wide array of solid tumors and hematological malignancies.

The role of TIGIT in the tumor microenvironment

Current CPI agents restore an active effector T cell response in some patients, but many patients either do not respond or develop resistance during therapy. One key mechanism of resistance to these therapies is via the TIGIT checkpoint, which maintains suppression of effector T cells and NK cell in the tumor microenvironment and prevents an effective antitumor immune response. As illustrated in the figure below, TIGIT is expressed on immune cells and interacts with its ligands, CD155 and CD112, expressed by cancer cells and antigen-presenting cells. This interaction acts to inhibit the antitumor activity of effector T cells and NK cells. An anti-TIGIT antibody like EOS-448 is designed to disrupt the binding of TIGIT to its ligands, thereby enabling CD155 and CD112 to interact with the co-stimulatory receptor, CD226, which in turn stimulates the activity of effector T cells and NK cells. The expression of TIGIT on TILs and of these ligands in a wide array of cancers has been shown to have the potential to create an immunosuppressive tumor microenvironment.

Validation of TIGIT as an antitumor target

TIGIT is a validated target that plays a known role in preventing an effective antitumor immune response. TIGIT expression has been observed to be higher on tumor-infiltrating immune cells than on circulating peripheral blood mononuclear cells, or PBMCs, in patients with cancer, and TIGIT has been shown to be expressed on immune cells in various tumor types, including breast cancer, gastric cancer, head and neck squamous cell carcinoma, melanoma and NSCLC. As shown in the figure below, high levels of TIGIT mRNA have been detected in multiple hematological and solid tumor types. This mRNA data was derived from the publicly available Tumor Cancer

Genome Atlas database. In addition, TIGIT’s natural binding ligands CD155 and CD112 are highly expressed on most solid tumors. Immunohistochemical staining of human tumor tissue samples have demonstrated that CD155 is highly expressed in solid tumors and CD226 expressing cells can be detected in a range of solid tumor types. These findings highlight the potential of anti-TIGIT drugs in numerous types of cancer.

Early research on TIGIT showed that its inhibition enhanced the killing of tumor cells, and genetic knockout of TIGIT in mouse models was associated with increased cancer resistance. Several ex vivo and in vivo studies conducted by others have shown that blockade of TIGIT in the tumor microenvironment synergizes with other CPIs and results in the reversal of T cell exhaustion and leads to subsequent tumor rejection.

In our preclinical studies, we showed in a murine CT26 colon carcinoma model and in a syngeneic EMT6 breast carcinoma model that the inhibition of both TIGIT and PD-1 resulted in a reversal of tumor growth. In the CT26 model, we showed a complete response in seven of eight mice and the induction of a protective, antigen-specific memory response.

Given the important role of TIGIT in maintaining an immunosuppressive tumor microenvironment, we believe that a potent, high affinity anti-TIGIT antibody with the ability to engage FcgR would have the potential to restore the antitumor immune response and improve the activity of cancer therapies, including CPIs and chemotherapy.

Our solution, EOS-448, an FcgR-activating anti-TIGIT antibody

Our anti-TIGIT antibody, EOS-448, is a recombinant, fully human IgG1 monoclonal antibody directed against human TIGIT that we selected for clinical development based on its favorable characteristics, including affinity, antagonist activity, cross-reactivity to TIGIT in non-human primates, functionality and suitability for development. EOS-448 is designed to inhibit immunosuppression by preventing the binding of TIGIT to its ligands, CD155 and CD112, and thereby to activate immune cells by promoting the binding of those ligands to CD226. Because we designed EOS-448 as an IgG1 isotype antibody, it contains an Fc domain with the ability to engage FcgR with high affinity. Engagement of FcgR expressed on effector cells, including NK cells and macrophages, by EOS-448 is intended to lead to activation of these cells. This activation promotes ADCC, leading to the depletion of cells expressing high levels of TIGIT, particularly immunosuppressive Tregs. Activation of ADCC and killing of TIGIT-expressing cells can further lead to antigen cross-presentation and cytokine release, thereby augmenting the immune response.

EOS-448 is designed to restore immune responses through multiple mechanisms. As illustrated in the figure below on the left, EOS-448 is designed to (1) block the binding of CD155 and CD112 to TIGIT, which frees these ligands to bind to the stimulatory receptor, CD226, resulting in activation of immune cells leading to immune-mediated killing of tumor cells which (2) releases tumor antigens that further activate the immune response. In addition, as illustrated in the figure below on the right, the Fc portion of EOS-448 is designed to (3) deplete immunosuppressive Tregs by engaging the FcgR, expressed on NK cells and macrophages via antibody-

mediated cell killing and (4) also lead to the release of cytokines, which activate additional immune cells to enhance the immune response.

We created equivalent versions of anti-TIGIT antibodies in development by others, based on sequences from the patents of Mereo, Genentech, Bristol-Myers Squibb, Merck and Arcus and compared them to EOS-448 in preclinical assays. As shown in the figure below, compared to these antibodies, EOS-448 had high binding affinity for CD8+ T cells and broke the interaction between TIGIT and CD155 at low concentrations of the antibody. Affinity was not assessed on other immune cells that express TIGIT. EOS-448 also generated high levels of immune cell activation as determined using an IL-2 promoter-dependent functional assay. In our antibody screening studies, we have found that functional activity can be independent of affinity, and chose an antibody that was optimized for both. We believe these properties could translate into superior clinical benefit of EOS-448 as compared to other anti-TIGIT antibodies in development.

EOS-448 restored anti-tumor immunity via multiple mechanisms

Cytokines are key inflammatory mediators that can activate the immune response and are a marker of immune cell function. We have shown that EOS-448 restored the release of pro-inflammatory cytokines, including IFNg, as shown in the figure below, in an ex vivo experiment using PBMCs isolated from a melanoma patient and activated in the presence of TIGIT ligand, when compared to a control antibody.

Similar stimulatory activity was shown for other pro-inflammatory cytokines in ex vivo experiments using PBMCs or dissociated tumor cells from patient samples. In additional experiments, we have shown that EOS-448 led to increased expression of IL-2, IFNg and TNFa by activated T cells in samples from patients with other solid tumor types.

Activation of the immune response was further supported by data from syngeneic mouse models. As EOS-448 does not recognize mouse TIGIT, we used a surrogate mouse anti-TIGIT antibody with properties similar to those of EOS-448. Strong antitumor activity of our mouse anti-TIGIT antibody was shown against pre-established CT26 tumors, both when it was dosed as a single agent and in combination with an anti-PD-1 CPI. In this experiment, our mouse anti-TIGIT antibody limited tumor growth as a monotherapy when compared to animals that did not receive treatment. In contrast, anti-PD-1 antibody, administered as monotherapy, did not demonstrate anti-tumor activity in this model. The combination of the anti-PD-1 and anti-TIGIT antibodies resulted in synergy and a robust antitumor response, with seven out of eight treated mice achieving a complete response, or CR, as shown in the figure below.

We believe the potential for synergistic activity between EOS-448 and other immuno-oncology agents extends beyond the combination with an anti-PD-1 antibody, as similar effects were shown in our preclinical studies when our mouse anti-TIGIT antibody was evaluated in combination with antibodies in clinical development directed at other immune checkpoints, including 4-1BB, OX-40, GITR, and ICOS. Similarly, anti-tumor activity was observed when our mouse anti-TIGIT antibody was combined with chemotherapy and our A2AR antagonist, or A2ARi, as shown in the figure below. We believe that these findings suggest that EOS-448 may have therapeutic benefit in combination with standard cancer therapies, as well as with next-generation immuno-oncology agents, in multiple indications.

FcgR binding is important for the activity of anti-TIGIT therapy

Other companies are developing anti-TIGIT antibodies with either high or low FcgR engagement, or binding, as shown in the table below.

High FcgR Engagement	Low FcgR Engagement	Unknown FcgR Engagement	Effector Function Enhanced lgG1
EOS-448	AB154	IBI939	SEA-TGT
BGB-A1217	ASP8374
MK7684	BMS-986207
tiragolumab	com902
OMP-313M32 (etigilimab)

EOS-448 has high FcgR engagement, and therefore can promote antibody-mediated cell killing, which in turn can result in the depletion of cells expressing high level of TIGIT. Among the cells expressing high levels of TIGIT in the tumor microenvironment are Tregs. Tregs are specialized T cells that suppress immune effector cells to prevent a self-directed immune response against healthy cells. Tregs can also prevent an immune response directed against abnormal or unhealthy cells such as cancer cells. There is a growing body of evidence in animal models showing that TIGIT’s expression on Tregs has a functional role in immune suppression and tumor growth. In several preclinical models, anti-TIGIT antibodies with high binding affinity to FcgR and the ability to deplete TIGIT-expressing Tregs were shown to have stronger antitumor activity than similar antibodies without depleting activity. Similarly, in a mouse tumor model, reconstitution of the immune system with Tregs deficient in TIGIT resulted in a delayed tumor growth that was not shown if the Treg expressed TIGIT, further supporting the immunosuppressive role played by Tregs expressing TIGIT. These findings support the use of an anti-TIGIT antibody that engages FcgR, such as the design of EOS-448, to suppress the activity of TIGIT-expressing Tregs.

We selected for development EOS-448, an antibody that is designed to deplete Tregs in the tumor microenvironment while minimizing the impact on Tregs found in other organs and on effector T cells in the tumor microenvironment. As shown in the figure below, we have observed that TIGIT expression is significantly higher on the Tregs found in the tumor microenvironment than on circulating Tregs or on CD4+ and CD8+ T cells, whether in the tumor or in circulation. This relatively high expression level is expected to lead to preferred depletion of Tregs found in the tumor microenvironment. We also quantified the number of cells expressing TIGIT across a panel of PBMCs from healthy donors and cancer patients, as well as in TILs, with a specific focus on CD4+ and CD8+ T cells as well as Tregs. The highest expression was found in tumor-infiltrating Tregs. Based on these findings, we believe an IgG1 antibody, like EOS-448, could drive specific depletion of Tregs in the tumor microenvironment driven by ADCC.

In ex vivo experiments using immune cells from patients with solid tumors, we observed that EOS-448 led to the selective lysis of Tregs compared to CD4+ T cells and CD8+ T cells. As shown in the figure below, in PBMCs isolated from a lung cancer patient, EOS-448 led to significant depletion of Tregs via lysis but minimal lysis of CD4+ T cells or CD8+ T cells. We believe these data support our belief that EOS-448 can preferentially lead to killing of Treg cells while sparing effector T cells.

In addition, we compared the functional potential of CD4+ and CD8+ TILs based on their expression of TIGIT receptor. As shown in the figure below for both populations, the proportion of IFNg, IL-2, or TNFa expressing cells after ex vivo activation was observed to be much higher in cells with low TIGIT expression, or TIGIT- cells, versus cells with high TIGIT expression, or TIGIT+ cells, supporting the assertion that TIGIT-expressing TILs have an exhausted phenotype. Even if EOS-448 does induce a low level of effector cells depletion, we believe that this depletion is likely to be predominantly of exhausted T cells and not of the more active effector T cell population.

We have also shown in our in vivo preclinical studies that binding of our mouse anti-TIGIT antibody to FcgR is important for its antitumor activity. In a CT26 syngeneic model, we showed that functional activity, as measured by a higher proportion of IFNg-producing CD8+ T cells, or CD8+ IFNg, within the tumor, was increased in tumors dosed with our mouse anti-TIGIT antibody, which engages FcgR, as compared to tumors treated with an anti-TIGIT antibody that had low FcgR engagement, as shown in the figure below.

In this syngeneic model, we also found that in tumors treated with our anti-TIGIT antibody, Tregs were significantly decreased as illustrated in the figure below, while similar effects were not observed with anti-TIGIT antibodies without functional FcgR engagement. Similar results were observed in other models, including a Hepa1-6 hepatocellular carcinoma and a TIGIT-expressing EL4 T cell lymphoma.

Consistent with these results, the antitumor activity of our mouse anti-TIGIT antibody was dependent on having a molecule with high FcgR engagement, and was also dependent on the expression of the FcgR itself on host cells, as shown in the figure below. We have shown that replacement of the Fc domain with one that has low binding to FcgR disabled the antibody’s ability to drive killing of Tregs as shown in the middle panel of the figure below. Similarly, in mice lacking the expression of the FcgR, known as FcgR knockout, or KO, mice, antitumor activity of the anti-TIGIT antibody was not observed regardless of whether the antibody had a functional Fc domain, as shown in the right panel of the figure below.

We have also shown in other preclinical experiments that the antitumor activity of our mouse anti-TIGIT antibody was dependent on NK and macrophage cells, cell types that express the FcgR and are activated by FcgR binding, as most of the antitumor activity was lost when one of these populations was depleted prior to treatment with our anti-TIGIT antibody. These data support the importance of the interaction between a functional Fc domain and the engagement of FcgR for the observed tumor response and support our design of EOS-448 as an IgG1 antibody with a functional Fc that engages FcgR.

We believe that the high affinity and superior potency of EOS-448 combined with its ability to activate the FcgR has the potential to bring significant clinical benefit as compared to other anti-TIGIT antibodies in development.

Preclinical toxicology of EOS-448

In a four week toxicology study in non-human primates, EOS-448 at doses of 0.1, 1 and 10 mg/kg was generally well tolerated. EOS-448 exhibited a classical PK profile for a human IgG1 antibody, with dose proportional increases observed between the three tested doses. Dose proportional increases in occupancy of the receptor were also observed. Full occupancy was achieved and maintained through the dose interval of seven days at the highest dose. No drug-mediated adverse events were observed. An increase of C-reactive protein, a sign of induced inflammation, which was observed in some animals treated at the highest dose was not considered an adverse event.

Human safety data have been presented for two anti-TIGIT antibodies with an Fc format similar to that of EOS-448. Both demonstrated acceptable tolerability profiles in cancer patients and no dose limiting toxicities were observed at the highest doses tested, up to 20 mg/kg or 700 mg, respectively.

Clinical development of EOS-448

We are currently conducting an open-label Phase 1/2a clinical trial of EOS-448 in adult patients with refractory solid tumors with the primary goal of assessing its safety and tolerability and to determine the recommended dose and schedule of administration. Based on EOS-448’s preclinical tolerability profile, we were able to select a relatively high starting dose, which we believe will enable us to efficiently achieve a therapeutic exposure during dose escalation. We expect to evaluate up to five doses and anticipate preliminary results from the dose escalation portion of this trial by the first half of 2021. As of June 8, 2020, eight patients have been enrolled in the dose escalation study at two dose levels. The figure below illustrates the design of our Phase 1/2a clinical trial for EOS-448.

Potential opportunity for EOS-448

Following the dose escalation portion of our Phase 1/2a clinical trial, we plan to evaluate EOS-448 as a monotherapy and in combination with an anti-PD-1 antibody and in other combinations in solid tumors and hematological cancers as we believe that EOS-448 has the potential to provide therapeutic benefit to patients across a wide array of tumors. We intend to select indications based on biologic rationale that we believe could predict meaningful clinical responses to EOS-448, as well as the competitive landscape and unmet medical need. We have identified tumors with elevated TIGIT expression, suggesting it could play a critical role in creating and maintaining a highly immunosuppressive tumor microenvironment, such as melanoma, head and neck squamous cell carcinoma, gastric cancer, lung cancer and breast cancer. Furthermore, combination experiments in preclinical models suggest that combining EOS-448 with a number of other immuno-oncology agents and chemotherapy regimens may lead to improved outcomes.

To date, more than 2,000 patients are expected to enroll in ongoing trials of anti-TIGIT antibodies, and Phase 2 or 3 clinical trials have been initiated. These trials are evaluating the therapeutic potential of anti-TIGIT antibodies in combination with standard cancer therapies in indications including NSCLC, small cell lung cancer, cervical cancer, multiple myeloma, non-Hodgkin’s lymphoma and melanoma, providing further validation of our strategy to evaluate EOS-448 in combination with existing therapies in multiple indications.

Our preclinical novel adenosine-pathway inhibitor program

We have developed significant expertise in tumor immunology and the tumor microenvironment, which we are exploiting to expand our pipeline. For example, by characterizing the impact of high concentrations of adenosine on immune cells, we have identified a novel mechanism within the ATP-adenosine pathway responsible for inhibiting the proliferation of T cells in the high adenosine concentrations that can be found in some tumors. We have further characterized this mechanism using human T lymphocytes. In preclinical studies, addition of ATP at a concentration of 100µM completely blocked CD8+ T cell proliferation in vitro, while an antagonist of the novel target, we identified restored proliferation, as shown in the figure below. Inhibition of this target also promoted an antitumor effect in preclinical models and has potential for synergy with an A2AR antagonist.

Collaborations and licenses

Collaboration with Adimab

In January 2017, we entered into a collaboration agreement with Adimab, LLC, or Adimab. We refer to this agreement, as amended, as the Adimab Agreement. Adimab has developed an antibody discovery and optimization technology platform. This collaboration enables our research and development efforts on discovery and optimization of new antibodies against immuno-oncology targets we may identify.

Under the terms of the Adimab Agreement, Adimab has granted us a worldwide, non-exclusive research license for a one-year research term period and evaluation period for up to 18 months per research program. We are required to use commercially reasonable efforts to perform our research activities under the Adimab Agreement and, if we exercise our right to obtain a development and commercialization license, we are required to use commercially reasonable efforts to pursue development and commercialization of a product directed to the applicable target. Under the terms of the Adimab Agreement, we granted Adimab a worldwide, non-exclusive license under all of our patents and know-how that are reasonably necessary or useful for Adimab to perform its research activities under the Adimab Agreement.

Payment terms to Adimab include a one-time upfront technology access fee in the tens of thousands and payments for research support. Adimab is entitled to additional fees of up to a maximum of $0.4 million on a program-by-program basis for the achievement of certain technical milestones, one of which was met and we paid $0.2 million in April 2017. Upon our exercise of an option for an exclusive development and commercialization license, with respect to a target, we are required to make a low single digit million-dollar payment to Adimab for each exercised option. For example, in August 2018, we paid a $1.0 million nonrefundable fee to exercise an option to acquire certain licenses from Adimab. One of the antibodies licensed under this agreement is what we now refer to as EOS-448. In addition, on a per target basis, we may be required to pay development, regulatory and commercial milestones totaling up to an aggregate of $42.8 million for the first three products and additional milestone payments up to $13.5 million for each additional product. We will pay Adimab low to mid single-digit royalties on a country-by-country and product-by-product basis, on worldwide net product sales of licensed products. Royalties are payable on a licensed product-by-licensed product and country-by-country basis until the later of (i) expiration of the last valid claim of a licensed patent right that covers such licensed product in such country, and (ii) ten years following the first commercial sale of such licensed product in such country. To date, we have paid a total of $3.4 million to Adimab pursuant the collaboration agreement.

Adimab controls the filing, prosecution, maintenance and enforcement of the intellectual property that it licenses to us under the Adimab Agreement. We have the right to enforce such licensed intellectual property against infringement if the infringement is competitive with our licensed products and Adimab does not pursue enforcement. We control the filing, prosecution, maintenance and enforcement of the intellectual property we license to Adimab under the Adimab Agreement and all program antibody patents.

The term of the Adimab Agreement will continue until the last to expire royalty term on a product-by-product and country-by-country basis if we exercise our option, or in the event no option is exercised, the conclusion of the last-to-expire evaluation term, unless terminated earlier by either party. Each party has the right to terminate the Adimab Agreement due to the other party’s uncured material breach or our abandonment of the product.

WuXi manufacturing agreement

In March 2017, we entered into a biologics master services agreement with WuXi Biologics (Hong Kong) Limited, or WuXi, which we refer to as the WuXi Agreement. The WuXi Agreement provides for IND-enabling CMC development and GMP manufacturing of EOS-448 on a work order basis. Under the WuXi Agreement, we are obligated to pay WuXi a service fee in the amount specified in each work order associated with the agreement for the provision of services. If we manufacture our commercial supplies of EOS-448 with a manufacturer other than WuXi, we must pay to WuXi either a low single-digit royalty fee on global net sales or a one-time milestone payment in the low tens of millions.

The WuXi Agreement terminates one year after the date on which the last work order has expired or been terminated, unless terminated earlier. The term of each work order terminates upon completion of the services under such work order, unless terminated earlier.

Competition

Our industry is intensely competitive and subject to rapid and significant technological change. While we believe that our knowledge, experience and scientific resources provide us with competitive advantages, we face substantial competition from major pharmaceutical companies and biotechnology companies, academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and established collaborative arrangements for the research, development, manufacturing and commercialization of cancer immunotherapies. Many of our competitors have significantly greater financial, technical and human resources. Smaller and early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. As a result, our competitors may discover, develop, license or commercialize products before or more successfully than we do.

We face competition with respect to our current product candidates, and will face competition with respect to future product candidates, from segments of the pharmaceutical, biotechnology and other related markets that pursue immune-oncology treatments. For example, there are many other companies that have commercialized and/or are developing immuno-oncology treatments for cancer including large pharmaceutical and biotechnology companies, such as AstraZeneca/MedImmune, Bristol-Myers Squibb, Merck, Novartis, Pfizer and Roche/Genentech.

For our small molecule antagonist of A2AR, EOS-850, we are aware of several other companies that are developing other adenosine receptor antagonists, including AstraZeneca/MedImmune, Corvus Pharmaceuticals, Arcus Biosciences, Inc., or Arcus, and Novartis. To our knowledge, there are no adenosine receptor antagonists approved for the treatment of cancer and the most advanced such selective A2AR antagonists are in Phase 2 clinical trials.

For our anti-TIGIT antibody, EOS-448, we are aware of several pharmaceutical companies developing antibodies against this target, including Bristol-Myers Squibb, Merck, Mereo Biopharma Group plc, Roche/Genentech, Astellas Pharma, Beigene, Ltd., Arcus and Compugen Ltd. To our knowledge, there are no approved anti-TIGIT antibodies and the most advanced antibodies are in Phase 3 clinical trials.

Our competitors may obtain regulatory approval of their products more rapidly than we may or may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates. Our competitors may also develop drugs that are more effective, more convenient, more widely used and less costly or have a better safety profile than our products and these competitors may also be more successful than us in manufacturing and marketing their products. Our competitors will also compete with us in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Furthermore, we also face competition more broadly across the market for cost-effective and reimbursable cancer treatments. The most common methods of treating patients with cancer are surgery, radiation and drug therapy, including chemotherapy, hormone therapy and targeted drug therapy, or a combination of such methods. There are a variety of available drug therapies marketed for cancer. In many cases, these drugs are administered in combination to enhance efficacy. While our product candidates, if any are approved, may compete with these existing drug and other therapies, to the extent they are ultimately used in combination with or as an adjunct to these therapies, our product candidates may not be competitive with them. Some of these drugs are branded and subject to patent protection, and others are available on a generic basis. Insurers and other third-party payors may also encourage the use of generic products or specific branded products. We expect that if our product candidates are approved, they will be priced at a significant premium over competitive generic, including branded generic, products. As a result, obtaining market acceptance of, and a gaining significant share of the market for, any of our product candidates that we successfully introduce to the market will pose challenges. In addition, many companies are developing new therapeutics, and we cannot predict what the standard of care will be as our product candidates progress through clinical development.

The acquisition or licensing of pharmaceutical products is also very competitive. If we seek to acquire or license products, we will face substantial competition from a number of more established companies, some of which have acknowledged strategies to license or acquire products and many of which are bigger than us and have more institutional experience and greater cash flows than we have. These more established companies may have competitive advantages over us, as may other emerging companies taking similar or different approaches to product licenses and/or acquisitions. In addition, a number of established research-based pharmaceutical and biotechnology companies may acquire products in late stages of development to augment their internal product lines, which may provide those companies with an even greater competitive advantage.

Manufacturing and supply

We currently do not own or operate any manufacturing facilities nor have any plans do so in the foreseeable future. We rely, and expect to continue to rely, on third-party contract development and manufacturing organizations, or CDMOs to develop a suitable manufacturing process at scale and produce our small molecule and biologic product candidates for preclinical and clinical testing, as well as for commercial manufacture if our product candidates receive marketing approval. We believe that this strategy allows us to maintain a more efficient infrastructure by eliminating the need for us to invest in our own manufacturing facilities, equipment and personnel while also enabling us to focus our expertise and resources on the development of our product candidates.

To date, we have obtained active pharmaceutical ingredients, or APIs, and drug product for our product candidates from single-source third party CMOs, including WuXi. We are in the process of developing our supply chain for each of our product candidates to ensure continuity of supply.

We maintain agreements with our manufacturers that include confidentiality and intellectual property provisions to protect our proprietary rights related to our product candidates.

We expect to rely on third parties for the manufacture of any companion diagnostics we may develop.

Commercialization

Subject to receiving marketing approvals, we expect to commence commercialization activities by building a focused sales and marketing organization in the United States to sell our products. We believe that such an organization will be able to address the community of oncologists who are the key specialists in treating the patient populations for which our product candidates are being developed. Outside the United States, we expect to enter into distribution and other marketing arrangements with third parties for any of our product candidates that obtain marketing approval.

We also plan to build a marketing and sales management organization to create and implement marketing strategies for any products that we market through our own sales organization and to oversee and support our sales force. The responsibilities of the marketing organization would include developing educational initiatives with respect to approved products and establishing relationships with researchers and practitioners in relevant fields of medicine.

Intellectual property

We have four patent families directed to our A2AR program. One family discloses and claims certain A2AR antagonists, including EOS-850. This patent family is pending in multiple jurisdictions, including Argentina, Australia, Canada, China, Europe, Israel, Japan, the Republic of Korea, Taiwan and the United States. The statutory expiration for any patent issuing from this family is March 30, 2038. A second family is directed to non-brain penetrant A2AR antagonists and is pending in the US. The statutory expiration for any patent issuing from this family is September 26, 2039. A third family is directed to certain A2AR antagonists, such as EOS-850, for use in combination with other anticancer agents. Also disclosed in this family are formulations for these compounds. This family is pending as an application under the Patent Cooperation Treaty, or PCT, having a 30-month national phase deadline of March 2021. The statutory expiration for any patent issuing from this family will be September 11, 2039. A fourth family is directed to certain dosage forms and dosing regimens of A2AR antagonists such as EOS-850. This family is a provisional application filed April 16, 2020.

We have two patent families directed to our anti-TIGIT antibody program. Both families disclose a number of anti-TIGIT antibodies, including EOS-448 (first disclosed and claimed in the first family) and antigen binding fragments thereof, and combinations comprising an anti-TIGIT antibody or antigen binding fragment thereof with other chemotherapeutic or immuno-oncology agents such as, an anti-PD-1 antibody, an anti-PD-L1 antibody, an anti-41BB antibody, an anti-OX40 antibody, an anti-GITR antibody and anti- ICOS antibody. The first family has claims directed to the disclosed antibodies and combinations, is issued in the United States, and pending in multiple jurisdictions including Argentina, Australia, Brazil, Canada, China, Eurasia, Europe, Israel, India, Japan, the Republic of Korea, Mexico, Singapore, Taiwan, the United States and South Africa. The statutory expiration for any patent issuing from this family is July 26, 2038. The second family is directed to use of anti-TIGIT antibodies, (including EOS-448) and antigen binding fragments thereof, as well as combinations (as described above for the first family) for promoting T cell activity or treating cancer. This family is pending as a PCT, having a 30-month national phase deadline of July 2021. The statutory expiration for any patent issuing from this family will be January 7, 2040.

Government regulation

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of drugs and biologics such as those we are developing. We, along with our vendors, collaboration partners, CROs and CMOs, will be required to navigate the various preclinical, clinical, manufacturing and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval of our product candidates. The process of obtaining regulatory approvals of drugs and ensuring subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources.

In the United States, where we are initially focusing our product development, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and biologics under the FDCA and the Public Health Service Act, or PHSA, and their implementing regulations. Both drugs and biologics are also subject to other federal, state and local statutes and regulations. Our product candidates are early-stage and has not been approved by the FDA for marketing in the United States.

Our product candidates must be approved for therapeutic indications by the FDA through either an NDA or a BLA process before they may be marketed in the United States. The process generally involves the following:

•	completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with Good Laboratory Practice, or GLP, requirements;

•	submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

•	approval by an Institutional Review Board, or IRB, or independent ethics committee at each clinical trial site before each trial may be initiated;

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performance of adequate and well-controlled clinical trials in accordance with Good Clinical Practice, or GCP requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

•	preparation and submission to the FDA of an NDA or BLA after completion of all pivotal trials;

•	payment of user fees for FDA review of the NDA or BLA;

•	a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;

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satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the product will be produced to assess compliance with current Good Manufacturing Practice requirements, or cGMPs, to assure that the facilities, methods and controls are adequate to preserve the drug or biological product’s continued safety, purity and potency;

•	potential FDA audit of the clinical trial sites that generated the data in support of the NDA or BLA; and

•	FDA review and approval of the NDA or BLA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug or biologic in the United States.

Preclinical and clinical trials

Before testing any drug or biologic in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluations of chemistry, formulation and stability, as well as in vitro and animal studies to assess safety and in some cases to establish the rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulations and requirements, including GLP requirements for safety and toxicology studies. The results of the preclinical studies, together with manufacturing information and analytical data must be submitted to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans, and must become effective before clinical trials may begin. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks, and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Some long-term preclinical testing may continue after the IND is submitted. Accordingly, submission of an IND may or may not result in FDA authorization to begin a trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development of a product candidate, and the FDA must grant permission, either explicitly or implicitly by not objecting, before each clinical trial can begin. The clinical stage of development involves the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirements that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters and criteria to be used in monitoring safety and evaluating effectiveness. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable related to the anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. The FDA, the IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trials to public registries. Information about applicable clinical trials, including clinical trials results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. The FDA will accept a well-designed and well-conducted foreign clinical study not conducted under an IND if the study was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials to evaluate therapeutic indications to support NDAs and BLAs for marketing approval are typically conducted in three sequential phases, which may overlap.

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Phase 1—Phase 1 clinical trials involve initial introduction of the investigational product into healthy human volunteers or patients with the target disease or condition. These studies are typically designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, evaluate the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness.

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Phase 2—Phase 2 clinical trials typically involve administration of the investigational product to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3—Phase 3 clinical trials typically involve administration of the investigational product to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA or BLA.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA or BLA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators fifteen days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human participants exposed to the drug or biologic and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor’s initial receipt of the information.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the drug or biological characteristics of the product candidate and finalize a process for manufacturing the drug product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and manufacturers must develop, among other things, methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life and to identify appropriate storage conditions for the product candidate.

FDA review process

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. An NDA is a request for approval to market a new drug for one or more specified indications, and a BLA is a request for approval to market a new biologic for one or more specified indications. The NDA or BLA must include all relevant data available from pertinent pre-clinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational drug, or the safety, purity and potency of the investigational biologic, to the satisfaction of the FDA. FDA approval of an NDA or BLA must be obtained before a drug or biologic may be marketed in the United States.

In addition, under the Pediatric Research Equity Act, or PREA, certain NDAs and BLAs and certain supplements to an NDA or BLA must contain data to assess the safety and effectiveness of the drug or biological product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The Food and Drug Administration Safety and Innovation Act requires that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient or clinically active component, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan within 60 days after an end-of-Phase 2 meeting or as may be agreed between the sponsor and FDA. Unless otherwise required by regulation, PREA does not apply to a drug or biological product for an indication for which orphan designation has been granted.

The FDA reviews all submitted NDAs and BLAs before it accepts them for filing, and may request additional information rather than accepting the NDA or BLA for filing. The FDA must make a decision on accepting an NDA or BLA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the application. The FDA reviews an NDA or BLA to determine, among other things, whether the product is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity. Under the goals and polices agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA targets ten months, from the filing date, in which to complete its initial review of an original NDA or BLA and respond to the applicant, and six months from the filing date of an original NDA or BLA filed for priority review. The FDA does not always meet its PDUFA goal dates for standard or priority NDAs or BLAs, and the review process is often extended by FDA requests for additional information or clarification.

Further, under PDUFA, as amended, each NDA or BLA must be accompanied by a user fee, and the sponsor of an approved NDA or BLA is also subject to an annual program fee. FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions may be available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs or BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA may refer an application for a drug or biologic to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, which reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA or BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP and other requirements and the integrity of the clinical data submitted to the FDA.

The FDA also may require submission of a REMS as a condition for approving the NDA or BLA to ensure that the benefits of the product outweigh its risks. The REMS could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk-minimization tools.

After evaluating the application and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a Complete Response Letter. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter will usually describe all of the deficiencies that the FDA has identified in the NDA or BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response Letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response Letter, the FDA may recommend actions that the applicant might take to place the NDA or BLA in condition for approval, including requests for additional information or clarification. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications.

Even if the FDA approves a product, depending on the specific risk(s) to be addressed, the FDA may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan designation and exclusivity

Under the Orphan Drug Act, the FDA may grant orphan drug designation, or ODD, to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with either a patient population of fewer than 200,000 individuals in the United States, or a patient population greater of than 200,000 individuals in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States of that drug or biologic. ODD must be requested before submitting an NDA or BLA. After the FDA grants ODD, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.

If a product that has received ODD and subsequently receives the first FDA approval for a particular clinically active component for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full NDA or BLA, to market the same drug or biologic for the same indication for seven years from the approval of the NDA or BLA, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of ODD are tax credits for certain research and a waiver of the NDA or BLA application user fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received ODD. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Expedited development and review programs

The FDA maintains several programs intended to facilitate and expedite development and review of new drugs and biologics to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track designation, Breakthrough Therapy designation, priority review and Accelerated Approval.

A new drug or biologic is eligible for Fast Track designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. Fast Track designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for rolling review once a marketing application is filed, meaning that the FDA may consider for review sections of the NDA or BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA or BLA, the FDA agrees to accept sections of the NDA or BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.

In addition, a new drug or biological product may be eligible for Breakthrough Therapy designation if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug or biologic, alone or in combination with or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy designation provides all the features of Fast Track designation in addition to intensive guidance on an efficient development program beginning as early as Phase 1, and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.

Any product submitted to the FDA for approval, including a product with Fast Track, or Breakthrough Therapy designation, may also be eligible priority review. A product is eligible for priority review if it is intended to treat a serious or life-threatening disease or condition, and if approved, would provide a significant improvement in safety or effectiveness. For original NDAs and BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (compared with ten months under standard review).

Fast Track designation, Breakthrough Therapy designation, and priority review do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval but may expedite the development or review process.

FDA approval of companion diagnostics

In August 2014, the FDA issued final guidance clarifying the requirements that will apply to approval of therapeutic products and in vitro companion diagnostics. According to the guidance, for novel drugs and biologics, a companion diagnostic device and its corresponding therapeutic should be approved or cleared contemporaneously by the FDA for the use indicated in the therapeutic product’s labeling. Approval or clearance of the companion diagnostic device will ensure that the device has been adequately evaluated and has adequate performance characteristics in the intended population. In July 2016, the FDA issued a draft guidance intended to assist sponsors of the therapeutic products and in vitro companion diagnostic devices on issues related to co-development of the products.

Under the FDCA, in vitro diagnostics, including companion diagnostics, are regulated as medical devices. In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption applies, diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution.

The FDA previously has required in vitro companion diagnostics intended to select the patients who will respond to the product candidate to obtain pre-market approval, or PMA, simultaneously with approval of the therapeutic product candidate. The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee.

A clinical trial is typically required for a PMA application and, in a small percentage of cases, the FDA may require a clinical study in support of a 510(k) submission. A manufacturer that wishes to conduct a clinical study involving the device is subject to the FDA’s investigational device exemption, or IDE, regulation. The IDE regulations distinguish between significant and non-significant risk device studies and the procedures for obtaining approval to begin the study differ accordingly. Also, some types of studies are exempt from the IDE regulations. A significant risk device presents a potential for serious risk to the health, safety, or welfare of a subject. Significant risk devices are devices that are substantially important in diagnosing, curing, mitigating, or treating disease or in preventing impairment to human health. Studies of devices that pose a significant risk require both FDA and an IRB approval prior to initiation of a clinical study. Many companion diagnostics are considered significant risk devices due to their role in diagnosing a disease or condition. Non-significant risk devices are devices that do not pose a significant risk to the human subjects. A non-significant risk device study requires only IRB approval prior to initiation of a clinical study.

After a device is placed on the market, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA.

Device manufacturers are also subject to FDA’s medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur, and FDA’s correction and removal reporting regulations, which require that manufacturers report to the FDA corrections or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health. A medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the Quality System Regulation, which covers the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the United States.

U.S. post-approval requirements for drugs and biologics

Drugs and biologics manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, reporting of adverse experiences with the product, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as “off-label use”) and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe approved products for off-label uses, manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, including not only by Company employees but also by agents of the Company or those speaking on the Company’s behalf, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties, including liabilities under the False Claims Act where products carry reimbursement under federal health care programs. Promotional materials for approved drugs and biologics must be submitted to the FDA in conjunction with their first use or first publication. Further, if there are any modifications to the product, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or BLA or NDA or BLA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA or BLA. For example, the FDA may require post-market testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug and biologics manufacturers and their subcontractors involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP, which impose certain procedural and documentation requirements upon us and our CMOs. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance Failure to comply with statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution. There is also a continuing, annual program fee for any marketed product.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

•	mandated modification of promotional materials and labeling and issuance of corrective information;

•	fines, warning letters, or untitled letters;

•	holds on clinical trials;

•	refusal of the FDA to approve applications or supplements to approved applications, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	injunctions or the imposition of civil or criminal penalties; and

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs.

U.S. patent term restoration and marketing exclusivity

Depending upon the timing, duration and specifics of FDA approval of our future product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit restoration of the patent term of up to five years as compensation for patent term lost during the FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. The patent-term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA plus the time between the submission date of an NDA or BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA or BLA.

Marketing exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Biosimilars and exclusivity

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, signed into law in 2010, includes a subtitle called the Biologics Price Competition and Innovation Act, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. However, complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

A biological product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and regulatory interpretation of the BPCIA remain subject to significant uncertainty.

Other regulatory matters

Manufacturing, sales, promotion and other activities of product candidates following product approval, where applicable, or commercialization are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, which may include the Centers for Medicare & Medicaid Services, or CMS, other divisions of the Department of Health and Human Services, or HHS, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments and governmental agencies.

Other healthcare laws

Healthcare providers, physicians, and third-party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our business operations and any current or future arrangements with third-party payors, healthcare providers and physicians may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we develop, market, sell and distribute any drugs for which we obtain marketing approval. In the United States, these laws include, without limitation, state and federal anti-kickback, false claims, physician transparency, and patient data privacy and security laws and regulations, including but not limited to those described below.

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The federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing any remuneration (including any kickback, bride, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid; a person or entity need not have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation;

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The federal civil and criminal false claims laws, including the civil False Claims Act, or FCA, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false, fictitious or fraudulent; knowingly making, using, or causing to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government.

Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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The federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transfer or remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies;

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The Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing a scheme, or attempting to execute a scheme, to defraud any healthcare benefit program, including private payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, or falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity need not have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, imposes, among other things, specified requirements on covered entities and their business associates relating to the privacy and security of individually identifiable health information including mandatory contractual terms and required implementation of technical safeguards of such information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates in some cases, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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The Physician Payments Sunshine Act, enacted as part of the ACA, imposed new annual reporting requirements for certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, for certain payments and “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. In addition, many states also require reporting of payments or other transfers of value, many of which differ from each other in significant ways, are often not pre-empted, and may have a more prohibitive effect than the Sunshine Act, thus further complicating compliance efforts. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made in the previous year to certain non-physician providers such as physician assistants and nurse practitioners; and

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Analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party-payors, including private insurers, and may be broader in scope than their federal equivalents; state and foreign laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, and restrict marketing practices or require disclosure of marketing expenditures and pricing information; state and local laws that require the registration of pharmaceutical sales representatives; state and foreign laws that govern the privacy and security of health information in some circumstances. These data privacy and security laws may differ from each other in significant ways and often are not pre-empted by HIPAA, which may complicate compliance efforts.

In addition, pharmaceutical manufacturers may also be subject to federal and state consumer protection and unfair competition laws and regulations, which broadly regulate marketplace activities and that potentially harm consumers.

The distribution of drugs and biological products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The full scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Federal and state enforcement bodies have continued to increase their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other related governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, disgorgement, exclusion from government funded healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight and reporting obligations if we become subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from its business.

Coverage and reimbursement

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, the product. In the United States, no uniform policy of coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Additionally, companies may also need to provide discounts to purchasers, private health plans or government healthcare programs. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, our operations and financial condition. Additionally, a third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare reform

In the United States and some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare, and containing or lowering the cost of healthcare. For example, in March 2010, the United States Congress enacted the ACA, which, among other things, included changes to the coverage and payment for products under government health care programs. The ACA included provisions of importance to our potential product candidate that:

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created an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs;

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expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

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expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices;

•	addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	expanded the types of entities eligible for the 340B drug discount program;

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established the Medicare Part D coverage gap discount program by requiring manufacturers to provide point-of-sale-discounts off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D; and

•	created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

There remain numerous judicial, administrative, executive, and legislative challenges to certain aspects of the Affordable Care. For example, various portions of the ACA are currently undergoing legal and constitutional challenges in the United States Supreme Court, and the Trump Administration has issued various Executive Orders that eliminated cost sharing subsidies and various provisions that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or biologics. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance, eliminating the implementation of certain of the ACA’s mandated fees, and increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act of 2017. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and has allotted one hour for oral arguments, which are expected to occur in the fall.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional Congressional action is taken. These will be suspended from May 1, 2020 through December 31, 2020 due to the COVID-19 pandemic. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several Congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. For example, at the federal level, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Further, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. HHS has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy, a type of prior authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. Although a number of these and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. In addition, individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, it is possible that additional governmental action is taken to address the COVID-19 pandemic. For example, on April 18, 2020, CMS announced that qualified health plan issuers under the ACA may suspend activities related to the collection and reporting of quality data that would have otherwise been reported between May and June 2020 given the challenges healthcare providers are facing responding to the COVID-19 virus.

On May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act, but the manufacturer must develop an internal policy and respond to patient requests according to that policy.

Outside the United States, ensuring coverage and adequate payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to government control in many countries. Pricing negotiations with government authorities can extend well beyond the receipt of regulatory approval for a product and may require a clinical trial that compares the cost-effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.

Compliance with other federal and state laws or requirements; changing legal requirements

If any products that we may develop are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, labeling, packaging, distribution, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws, among other requirements to we may be subject.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, exclusion from federal healthcare programs, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, relabeling or repackaging, or refusal to allow a firm to enter into supply contracts, including government contracts. Any claim or action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Prohibitions or restrictions on marketing, sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling or packaging; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

Other U.S. environmental, health and safety laws and regulations

We may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

European Union drug development

In the European Union, our future products also may be subject to extensive regulatory requirements. As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained.

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated it must be approved in each of the EU countries where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

The EU clinical trials legislation currently is undergoing a transition process mainly aimed at harmonizing and streamlining clinical-trial authorization, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency. Recently enacted Clinical Trials Regulation EU No 536/2014 ensures that the rules for conducting clinical trials in the European Union will be identical.

We are in the process of applying to renew our status with EMA as a small and medium-sized enterprise, or SME. If we obtain SME status with EMA, it will provide access to administrative, regulatory and financial support, including fee reductions for scientific advice and regulatory procedures.

European Union drug marketing

Much like the Anti-Kickback Statue prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of European Union Member States, such as the UK Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain European Union Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

European Union drug review and approval

In the European Economic Area, or EEA, which is comprised of the 27 Member States of the European Union together with Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations.

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The Community MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the EMA, and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

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National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the Member States Concerned).

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

European Union new chemical entity exclusivity

In the European Union, new chemical entities (including both small molecules and biological medicinal products), sometimes referred to as new active substances, qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The data exclusivity, if granted, prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic application for eight years, after which generic marketing authorization can be submitted, and the innovator’s data may be referenced, but not approved for two years. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are determined to bring a significant clinical benefit in comparison with currently approved therapies.

European Union orphan designation and exclusivity

In the European Union, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than 5 in 10,000 persons in the European Union community (or where it is unlikely that the development of the medicine would generate sufficient return to justify the investment) and for which no satisfactory method of diagnosis, prevention or treatment has been authorized (or, if a method exists, the product would be a significant benefit to those affected).

In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following medicinal product approval. This period may be reduced to six years if, at the end of the fifth year, it is established that the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

European pediatric investigation plan

In the EEA, MAAs for new medicinal products not authorized have to include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when this data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all Member States of the European Union and trial results are included in the product information, the product is eligible for six months’ supplementary protection certificate extension, even when the supplementary protection certificate period would otherwise be negative.

European data collection

The collection and use of personal health data in the European Economic Area, or the EEA, is governed by the GDPR, which became effective May 25, 2018. The GDPR applies to any company established in the EEA and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EU or the monitoring of the behavior of data subjects in the European Union. The GDPR enhances data protection obligations for data controllers of personal data, including stringent requirements relating to the consent of data subjects, expanded disclosures about how personal data is used, requirements to conduct privacy impact assessments for “high risk” processing, limitations on retention of personal data, special provisions for “sensitive information” including health and genetic information of data subjects, mandatory data breach notification and “privacy by design” requirements, and direct obligations on service providers acting as data processors. The GDPR also imposes strict rules on the transfer of personal data outside of the EEA to countries that do not ensure an adequate level of protection, like the U.S. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EEA Member States may result in fines up to 20 million euros or 4% of a company’s global annual revenues for the preceding financial year, whichever is higher. Moreover, the GDPR grants data subjects the right to request deletion of personal information in certain circumstances, and claim material and non-material damages resulting from infringement of the GDPR. Given the breadth and depth of changes in data protection obligations, maintaining compliance with the GDPR, will require significant time, resources and expense, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects.

Rest of the world regulation

For other countries outside of the European Union and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. Additionally, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Employees

As of June 15, 2020, we had 46 full-time employees, 22 of whom have Ph.D. or M.D. degrees. Of these full-time employees, 36 employees are engaged in research and development activities and 10 employees are engaged in finance, legal, human resources, facilities and general management. We have no collective bargaining agreements with our employees and we have not experienced any work stoppages. We consider our relationship with our employees to be good.

Facilities

We lease a facility containing approximately 2,479 square feet of office space for our principal office, which is located at 139 Main Street, Cambridge, MA 02142. The lease expires on May 31, 2022, subject to an option to extend the lease for two additional years. For our Belgian subsidiary, we lease a facility containing approximately 1,577 square meters for laboratory and office space, which is located at 29 Rue des Frères Wright, 6041 Charleroi, Belgium. The lease expires on December 31, 2021, subject to an option to renew for additional one-year terms.

We believe that our current facilities are adequate for our current needs and that suitable additional or substitute space at commercially reasonable terms will be available as needed to accommodate any future expansion of our operations

Legal proceedings

From time to time, we may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. We are not currently a party to any material legal proceedings.

Management

The following table sets forth information about our directors and executive officers, including their ages as of June 15, 2020.

Name	Age	Position(s)

Executive officers

Michel Detheux, Ph.D.	54	Chief Executive Officer and Director

Matthew Call	47	Chief Operating Officer

Matthew Gall	43	Chief Financial Officer

Joanne Jenkins Lager, M.D.	49	Chief Medical Officer

Yvonne McGrath, Ph.D.	46	Vice President, Research and Development

Non-employee directors

David L. Hallal	54	Director and Chairman of the Board of Directors

Priyanka Belawat, Ph.D.	41	Director

Detlev Biniszkiewicz, Ph.D.	52	Director

Aaron Davis	42	Director

Derek DiRocco	39	Director

Ansbert Gadicke, M.D.	62	Director

Tim Van Hauwermeiren	48	Director

Ann D. Rhoads	55	Director

The following is a biographical summary of the experience of our executive officers and directors. There are no family relationships among any of our executive officers or directors. See “Risk factors—Risks related to our employee matters and managing growth—We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.”

Executive officers

Michel Detheux, Ph.D. has served as our Chief Executive Officer and a director since our inception. Dr. Detheux previously served as a director at Ludwig Cancer Research from December 2010 to March 2012. Prior to that, Dr. Detheux worked in various scientific roles at Ogeda (f/k/a Euroscreen). Dr. Detheux holds a degree in biochemistry degree and a Ph.D. in Biochemistry from Université Catholique de Louvain and a business certificate from Solvay Business School. We believe that Dr. Detheux is qualified to serve as a member of our board of directors because of his biotechnology expertise in target discovery and business development, managerial and commercial experience.

Matthew Call has served as our Chief Operating Officer since August 2019. Mr. Call previously served as Chief Operating Officer at Endocyte, a Novartis company, from January 2019 to August 2019 and held various roles at Endocyte since April 2013, including Vice President, Business Development & Marketing. Mr. Call holds a B.A. in English from Brigham Young University and an MBA from Purdue University.

Matthew Gall has served as our Chief Financial Officer since June 2020. Mr. Gall previously held various roles at Sarepta Therapeutics, Inc. from January 2012 to June 2020, including most recently as Senior Vice President of Corporate Development from November 2019 to June 2020, Vice President of Business Development and Corporate Treasurer from March 2018 to November 2019, Senior Director, Head of Business Development and Treasurer from September 2015 to March 2018 and Director of Corporate Development from January 2014 to August 2015. Mr. Gall holds a B.S. in Purchasing and Materials Management from Bowling Green State University and an MBA from The University of Chicago Booth School of Business.

Joanne Jenkins Lager, M.D. has served as our Chief Medical Officer since April 2019. Dr. Lager previously served as Vice President, Head of Development at Sanofi from October 2014 to March 2019. Dr. Lager holds a B.A. in psychobiology from Wellesley College and a M.D. from Duke University, where she also completed her training and practiced Pediatric Blood and Marrow Transplantation at Duke University Hospital.

Yvonne McGrath, Ph.D. has served as our Vice-President of Research & Development since May 2020. Dr. McGrath served as Chief Scientific Officer of Complix N.V. from May 2014 to April 2020. Prior to that, Dr. McGrath served as Head of Development at Immunocore from January 2010 to April 2014. Dr. McGrath holds a B.A. in genetics from Queen’s University Belfast and a Ph.D. from the University of Wales, Cardiff College of Medicine.

Non-employee directors

David L. Hallal has served as the Chairman of our board of directors since June 2018. He also has served as the Chairman of the board of directors of Scholar Rock Holding Corporation since July 2017 and as a member of the board of directors of Seer Biosciences, Inc. since March 2018. Since December 2017, Mr. Hallal has served as Chairman and Chief Executive Officer of ElevateBio, LLC, and since September 2018, he has also served as Chairman and Chief Executive Officer of AlloVir, Inc. Prior to that, from June 2006 to December 2016, Mr. Hallal served in executive roles of increasing responsibility at Alexion Pharmaceuticals, Inc., most recently serving as Chief Executive Officer from April 2015 to December 2016, Chief Operating Officer from September 2014 to April 2015 and Chief Commercial Officer, Head of Commercial Operations from July 2006 to September 2014, as well as a member of the board of directors from September 2014 to December 2016. Mr. Hallal holds a B.A. in psychology from the University of New Hampshire. We believe that Mr. Hallal is qualified to serve as Chairman of our board of directors because of his experience as an executive at numerous pharmaceutical companies.

Priyanka Belawat, Ph.D. has served as a director since August 2018. Dr. Belawat has served as an Investment Advisor at HBM Partners AG. since February 2007. Dr. Belawat holds a Ph.D. in molecular biology and genetics from the University of Zurich and completed her post-doctorate work at the Hong Kong University of Science and Technology. We believe that Dr. Belawat is qualified to serve as a member of our board of directors due to her experience as an investor in biotechnology companies.

Detlev Biniszkiewicz, Ph.D. has served as a director since March 2018. Dr. Biniszkiewicz has been an Executive Partner at MPM Capital since April 2018. Since December 2018, Dr. Biniszkiewicz has served as President, Chief Executive Officer and a member of the board of directors of Rekindle Therapeutics and NextPoint Therapeutics. Prior to that, Dr. Biniszkiewicz served as President and Chief Executive Officer of Surface Oncology, Inc. from April 2015 to September 2017 and a member of the board of directors from April 2015 to February 2018. Dr. Biniszkiewicz previously served as the Vice President, Oncology Strategy at AstraZeneca from April 2011 to April 2015. Dr. Biniszkiewicz holds an M.Sc. in biology and biochemistry and a Ph.D. in biology from Julius-Maximilians University of Würzburg, Germany. We believe Dr. Biniszkiewicz is qualified to serve as a member on our board of directors due to his experience as an executive at numerous pharmaceutical companies.

Aaron Davis has served as a director since March 2020. He has been the Chief Executive Officer of Boxer Capital, the healthcare arm of Tavistock Group, since 2012. Mr. Davis co-founded Boxer Capital in 2005 and, prior to being appointed Chief Executive Officer in 2012, served as Portfolio Manager. Mr. Davis also has served as Chairman of CiVi Biopharma, Inc. since 2016, a director of Sojournix, Inc. since 2017, a director of Odonate Therapeutics, Inc. since December 2016 and a director of Mirati Therapeutics, Inc. since December 2018. From 2006 to 2008, he served as a director of Kalypsys, Inc. From 2000 to 2004, Mr. Davis worked in the Global Healthcare Investment Banking and Private Equity Group at UBS Warburg, LLC. Mr. Davis holds an M.A. in biotechnology from Columbia University and a B.B.A. degree in finance from Emory University. We believe that Mr. Davis is qualified to serve as a member of our board of directors because of his experience serving as a director of biotechnology companies and as a manager of funds specializing in the area of life sciences.

Derek DiRocco, Ph.D. has served as a member of our board of directors since March 2020. Dr. DiRocco has been a principal at RA Capital Management, LLC since December 2017 and was previously an analyst from June 2015 to December 2017 and an associate from July 2013 to June 2015. Dr. DiRocco has served on the board of directors of 89bio, Inc. since April 2018. Dr. DiRocco holds a B.A. in biology from College of the Holy Cross and a Ph.D. in pharmacology from the University of Washington. We believe that Dr. DiRocco is qualified to serve as a member of our board of directors because of his experience as an investor in biotechnology companies and role in early-stage companies.

Ansbert Gadicke, M.D. has served as a member of our board of directors since June 2018. Dr. Gadicke co-founded MPM Capital’s venture investing activities in 1997 and has since served as a Managing Director. Prior to that, Dr. Gadicke led MPM Capital’s Advisory and Investment Banking business from 1992 to 1996 and was in Boston Consulting Group’s Health Care Group from 1989 to 1992. He is a member of the board of directors of TCR2 Therapeutics Inc., Cullinan Oncology, LLC and ElevateBio, LLC and formerly served as a member of the board of directors of Radius Health, Inc. and Chiasma, Inc. Dr. Gadicke received his M.D. from J.W. Goethe University and has held research positions at the Whitehead Institute and Harvard University. We believe that Dr. Gadicke is qualified to serve as a member of our board of directors because of his extensive experience in the life sciences industry and in investment management.

Tim Van Hauwermeiren has served as a member of our board of directors since June 2018. Mr. Van Hauwermeiren is the co-founder and has served as Chief Executive Officer of argenx SE since July 2008, and has served as a member of the board of directors since July 2014. Mr. Van Hauwermeiren holds a B.Sc. and M.Sc. in bioengineering from Ghent University (Belgium) and an Executive MBA from The Vlerick School of Management. We believe that Mr. Van Hauwermeiren is qualified to serve as a member of our board of directors because of his extensive general management and business development experience across the life sciences and consumer goods sectors.

Ann D. Rhoads has served as a member of our board of directors since June 2020. Since March 2018, Ms. Rhoads has served as the Chief Financial Officer for Forty Seven, Inc., which was acquired by Gilead Sciences, Inc. in March 2020. From January 2017 to March 2017, Ms. Rhoads was a consultant to Zogenix, Inc. From March 2010 until January 2017, Ms. Rhoads served as the Chief Financial Officer, Executive Vice President, Secretary and Treasurer of Zogenix. From 2000 to 2009, she served as Chief Financial Officer of Premier Inc. From August 1998 to 2000, Ms. Rhoads served as Vice President, Strategic Initiatives at Premier, Inc and from 1993 to 1998, Ms. Rhoads served as an investment professional at Sprout Group, a venture capital affiliate of Donaldson, Lufkin & Jenrette (now part of Credit Suisse First Boston). Ms. Rhoads has served as a member of the board of directors of Globus Medical, Inc. since July 2011 and Evoke Pharma, Inc. since June 2013. Ms. Rhoads also previously served on the board of directors of IRIDEX Corporation from 2017 to 2018. Ms. Rhoads received a B.S. in Business Administration in Finance from the University of Arkansas and an MBA from Harvard Business School. We believe that Ms. Rhoads is qualified to serve as a member of our board of directors because of her executive experience in the life sciences industry.

Board composition

Our board of directors currently consists of nine members, each of whom is a member pursuant to the board composition provisions of our current certificate of incorporation and agreements with our stockholders, which agreements are described in the section of this prospectus titled “Certain relationships and related person transactions.” These board composition provisions will terminate upon the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nomination and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nomination and corporate governance committee’s and our board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until their earlier resignation or removal. Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Staggered board

In accordance with the terms of our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three staggered classes of directors and each director will be assigned to one of the three classes. At each annual meeting of the stockholders, one class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2021 for Class I directors, 2022 for Class II directors and 2023 for Class III directors.

•	Our Class I directors will be Priyanka Belawat, Detlev Biniszkiewicz and Derek DiRocco;
•	Our Class II directors will be Aaron Davis, Ansbert Gadicke and Ann D. Rhoads; and
•	Our Class III directors will be Michel Detheux, David L. Hallal and Tim Van Hauwermeiren.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering will provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Director independence

We have applied to list our common stock on The Nasdaq Global Market. Under the Nasdaq listing rules, independent directors must comprise a majority of a listed company’s board of directors within twelve months from the date of listing. In addition, the Nasdaq listing rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent within twelve months from the date of listing. Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Securities Exchange Act of

1934, as amended, or the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under Nasdaq listing rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries, other than compensation for board service; or (2) be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board of directors must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director, and whether the director is affiliated with the company or any of its subsidiaries or affiliates.

In July 2020, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that all members of our board of directors, except Michel Detheux, are independent directors, including for purposes of Nasdaq and the SEC rules. In making that determination, our board of directors considered the relationships that each director has with us and all other facts and circumstances the board of directors deemed relevant in determining independence, including the potential deemed beneficial ownership of our capital stock by each director, including non-employee directors that are affiliated with certain of our major stockholders. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of Nasdaq and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers.

We intend to adopt a policy, subject to and effective upon the effectiveness of the registration statement of which this prospectus forms a part, that outlines a process for our securityholders to send communications to the board of directors.

Board committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus forms a part. We believe that the composition and functioning of all of our committees will comply with the applicable requirements of Nasdaq, the Sarbanes-Oxley Act of 2002 and SEC rules and regulations that will be applicable to us. We intend to comply with future requirements to the extent they become applicable to us.

Following the consummation of this offering, the full text of our audit committee charter, compensation committee charter, and nominating and corporate governance charter will be posted on the investor relations portion of our website at https://www.iteostherapeutics.com/. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it a part of this prospectus.

Audit committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our audit committee will consist of Ann D. Rhoads, Priyanka Belawat and Derek DiRocco and will be chaired by Ann D. Rhoads. The functions of the audit committee will include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

All members of our audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq listing rules. Our board of directors has determined that Ann D. Rhoads qualifies as an “audit committee financial expert” within the meaning of applicable SEC regulations. In making this determination, our board of directors considered the nature and scope of experience that Ann D. Rhoads has previously had with public reporting companies, including service as Chief Financial Officer of Forty Seven, Inc. Our board of directors has determined that Ann D. Rhoads and Priyanka Belawat satisfy the relevant independence requirements for service on the audit committee set forth in the rules of the SEC and the Nasdaq listing rules. The transition rules of the SEC and Nasdaq require (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Our board of directors intends to cause our audit committee to comply with the transition rules within the applicable time periods. Both our independent registered public accounting firm and management will periodically meet privately with our audit committee.

Compensation committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our compensation committee will consist of Tim Van Hauwermeiren, Detlev Biniszkiewicz and Ann D. Rhoads, and will be chaired by Tim Van Hauwermeiren. The functions of the compensation committee upon the completion of this offering will include:

•	annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•

evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation (i) reviewing and determining the cash compensation of our Chief Executive Officer and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

•	reviewing and approving the compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq listing rules;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and recommending to the board of directors the compensation of our directors;

•	preparing our compensation committee report if and when required by SEC rules;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis,” if and when required, to be included in our annual proxy statement; and

•	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Each member of our compensation committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act.

Nominating and corporate governance committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our nominating and corporate governance committee will consist of David L. Hallal, Ann D. Rhoads and Tim Van Hauwermeiren and will be chaired by David L. Hallal. The functions of the nominating and corporate governance committee will include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

•	overseeing the evaluation of our board of directors and management.

Our board of directors may from time to time establish other committees.

Compensation committee interlocks and insider participation

None of the members of our compensation committee is, or has at any time during the prior three years been, one of our officers or employees. None of our executive officers currently serve, or have in the past fiscal year served, as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee.

Code of business conduct and ethics

Our board of directors intends to adopt, subject to and effective upon the effectiveness of the registration statement of which this prospectus forms a part, a Code of Business Conduct and Ethics in connection with this offering. The Code of Business Conduct and Ethics will apply to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), agents and representatives, including directors and consultants.

We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics and our Code of Ethics on our website identified below. Upon the completion of this offering, the full text of our Code of Business Conduct and Ethics and our Code of Ethics will be posted on our website at https://www.iteostherapeutics.com/. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus, and you should not consider that information a part of this prospectus.

Limitations on liability and indemnification agreements

As permitted by Delaware law, provisions in our amended and restated certificate of incorporation and amended and restated bylaws, both of which will become effective upon the closing of this offering, limit or eliminate the personal liability of directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, a director exercise an informed business judgment based on all material information reasonably available to him or her. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as injunctive relief or rescission. These provisions will not alter a director’s liability under other laws, such as the federal securities laws or other state or federal laws. Our amended and restated certificate of incorporation that will become effective upon the closing of this offering also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Delaware law, our amended and restated bylaws to be effective upon the consummation of this offering will provide that:

•	we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law;

•	we must advance expenses to our directors and officers, and may advance expenses to our employees and other agents, in connection with a legal proceeding to the fullest extent permitted by law; and

•	the rights provided in our amended and restated bylaws are not exclusive.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director or officer, then the liability of our directors or officers will be so eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated bylaws will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification. We have obtained such insurance.

In addition to the indemnification that will be provided for in our amended and restated certificate of incorporation and amended and restated bylaws, we plan to enter into separate indemnification agreements with each of our directors and executive officers, which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, expenses, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

This description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to the registration statement of which this prospectus forms a part.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Executive compensation

Overview

The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

As an “emerging growth company” and a “smaller reporting company,” we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. This section provides an overview of the compensation awarded to, earned by, or paid to our principal executive officer during our fiscal year ending December 31, 2019 and our next two most highly compensated executive officers. We refer to these individuals as our named executive officers. Our named executive officers for 2019 are:

•	Michel Detheux, Ph.D., our Chief Executive Officer;
•	Matthew Call, our Chief Operating Officer; and
•	Joanne Jenkins Lager, M.D., our Chief Medical Officer.

Our executive compensation program is based on a pay-for-performance philosophy. Compensation for our executive officers is composed primarily of the following main components: base salary, certain bonus opportunities, and equity incentives. Our executive officers are eligible to participate in our health and welfare benefit plans on the same terms as our other full-time employees. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation philosophy and compensation plans and arrangements as circumstances require.

2019 summary compensation table

The following table provides information regarding the total compensation for services rendered in all capacities that was earned by our named executive officers during 2019.

Name and principal position	Year	Salary ($)		Bonus ($)		Option awards ($)(1)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)(3)	Total ($)
Michel Detheux, Ph.D. Chief Executive Officer	2019	459,949	(4)	149,000	(5)	601,200	154,000	216,000	1,580,149
Matthew Call(6) Chief Operating Officer	2019	140,625		—		441,000	55,772	10,000	647,396
Joanne Jenkins Lager, M.D.(7) Chief Medical Officer	2019	318,750		—		350,100	163,625	—	832,475

(1)	The amounts reported represent the aggregate grant date fair value of the stock options awarded to our named executive officers during fiscal year 2019, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 8 of our audited consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our named executive officers upon the exercise of the stock options or any sale of the underlying shares of common stock.

(2)	The amounts reported reflect annual performance bonuses paid to our named executive officers in fiscal year 2019 based on company and individual performance metrics.

(3)	The amounts reported include: (i) for Dr. Detheux, relocation reimbursements in connection with his move from Belgium to the United States, and (ii) for Mr. Call, an annual executive coaching fee.

(4)	The amount reported reflects $93,282 (which is equal to €85,000 converted into USD as of May 3, 2020 using the exchange rate of 1:1.09744) provided to Dr. Detheux in connection with his services to our Belgium predecessor entity until March 1, 2019, and $366,667 provided to Dr. Detheux in connection with his services to us after March 1, 2019. Dr. Detheux did not earn compensation during 2019 for his service on our board of directors.

(5)	The amount reported represents a one-time cash signing bonus pursuant to Dr. Detheux’s employment agreement.

(6)	Mr. Call’s employment with us commenced in August 2019. The amounts reported represent the compensation Mr. Call received during his partial year of service for fiscal year 2019.

(7)	Dr. Lager’s employment with us commenced in April 2019. The amounts reported represent the compensation Dr. Lager received during her partial year of service for fiscal year 2019.

Narrative to 2019 summary compensation table

Base salaries

We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. Base salaries are reviewed annually, typically in connection with our annual performance review process, approved by our board of directors, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For 2019, the annual base salaries for each of Dr. Detheux, Mr. Call, and Dr. Lager were $440,000, $375,000, and $425,000, respectively.

Bonuses

During fiscal year 2019, the named executive officers were eligible for incentive compensation opportunities based upon achievement of both corporate and individual goals determined by the board of directors, calculated as a target percentage of annual base salary. Each named executive officer may earn more or less than the target amount based on our company’s and his or her individual performance. For 2019, the bonus target for each named executive officers was 35% of their respective base salaries and for 2019, Dr. Detheux achieved 100% of his bonus target and Mr. Call and Dr. Lager achieved 110% of their bonus targets (pro-rated for their respective partial years of service).

Equity compensation

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and may grant equity incentive awards to them from time to time.

Executive employment arrangements

Employment agreements in place during fiscal year 2019 for named executive officers

Michel Detheux, Ph.D.

In June 2018, we entered into an employment agreement with Dr. Detheux for the position of Chief Executive Officer. The employment agreement provides for Dr. Detheux’s at-will employment and set forth his initial base salary of $440,000, his eligibility for an annual performance bonus with a target equal to 35% of his base salary based upon assessment by the board of directors of his performance and other conditions the board shall determine in its sole discretion on an annual basis, a one-time moving allowance of $216,000 in connection with his move from Belgium to the United States, a one-time signing bonus in the amount of $149,000, and an initial equity award. Dr. Detheux is also eligible to participate in our health and welfare benefit plans, which are generally available to all our employees, subject to the terms of those plans and is subject to our standard confidential information, non-competition, non-solicitation, and invention assignment agreement.

Dr. Detheux’s employment agreement provides that in the event that his employment is terminated by us without “cause”, Dr. Detheux resigns for “good reason”, or his employment is terminated as a result of a “disability”, as each term is defined in his employment agreement, subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) an amount equal to 12 months of his base salary, payable in substantially equal installments over 12 months following his termination, and (ii) should Dr. Detheux relocate to Belgium within nine months of his termination, he shall receive reimbursement for his moving expenses (including a tax gross-up) to the extent less than or equal to his moving allowance.

Matthew Call

In July 2019, we entered into an employment agreement with Mr. Call for the position of Chief Operating Officer. The employment agreement provides for Mr. Call’s at-will employment and set forth his initial base salary of $375,000, his eligibility for an annual discretionary performance bonus with a target equal to 35% of his base salary based upon assessment by the board of directors of his performance and other conditions the board shall determine in its sole discretion on an annual basis, an annual executive coaching fee in the amount of $10,000, and an initial equity award. Mr. Call is also eligible to participate in our health and welfare benefit plans, which are generally available to all our employees, subject to the terms of those plans and is subject to our standard confidential information, non-competition, non-solicitation, and invention assignment agreement.

Mr. Call’s employment agreement provides that in the event that his employment is terminated by us without “cause”, as defined in his employment agreement, subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive an amount equal to six months of his base salary, payable in substantially equal installments over six months following his termination.

Joanne Jenkins Lager, M.D.

In March 2019, we entered into an employment agreement with Dr. Lager for the position of Chief Medical Officer. The employment agreement provides for Dr. Lager’s at-will employment and set forth her initial base salary of $425,000, her eligibility for an annual discretionary performance bonus with a target equal to 35% of her base salary based upon assessment by the board of directors of her performance and other conditions the board shall determine in its sole discretion on an annual basis, and an initial equity award. Dr. Lager is also eligible to participate in our health and welfare benefit plans, which are generally available to all our employees, subject to the terms of those plans and is subject to our standard confidential information, non-competition, non-solicitation, and invention assignment agreement.

Dr. Lager’s employment agreement provides that in the event that her employment is terminated by us without “cause” or Dr. Lager resigns for “good reason”, as each term is defined in her employment agreement, subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, she will be entitled to receive (i) an amount equal to six months of her base salary, payable in substantially equal installments over six months following her termination, and (ii) six months of COBRA reimbursements.

Employment agreements in place upon our initial public offering

Michel Detheux, Ph.D.

In June 2020, we entered into a new employment agreement with Dr. Detheux for the position of Chief Executive Officer, which shall supersede Dr. Detheux’s existing offer letter, change in control and severance agreement, as applicable, effective upon the closing of this offering. The new employment agreement provides for Dr. Detheux’s at-will employment and sets forth his initial base salary of $485,000 and his eligibility for an annual performance bonus with a target equal to 50% of his base salary based upon assessment by the Board of Directors or the Compensation Committee, subject to the terms of any applicable incentive compensation plan that may be in effect from time to time. In addition, upon the effective date of the registration statement of which this prospectus forms a part, Dr. Detheux will receive a stock option grant to purchase shares of our common stock with an exercise price equal to the initial public offering price per share, which would increase Dr. Detheux’s ownership of our company to 5% of our capitalization. Based on the number of shares to be offered by us in this offering as set forth on the cover page of this prospectus, Dr. Detheux would receive a stock option grant to purchase 951,508 shares of common stock. See “—Equity grant to Dr. Detheux in connection with our initial public offering.” Dr. Detheux is also eligible to participate in our employee benefit plans in effect from time to time, subject to the terms of such plans.

Dr. Detheux is subject to our standard confidentiality, assignment, non-solicitation and noncompetition agreement. Dr. Detheux is eligible to receive 50% of his highest annualized base salary paid to him within the two-year period preceding the last day of his employment during the post-employment non-competition period (but for not more than 12 months following the end of his employment) if the Company enforces Dr. Detheux’s non-competition covenant, which we refer to as his garden leave pay. If Dr. Detheux is eligible to receive either the severance amount or the Detheux Change in Control Payment (described below), such payment(s) shall be reduced by the amount of his garden leave pay.

In the event that Dr. Detheux is terminated without “cause” or resigns for “good reason”, as each term is defined in his employment agreement, and subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive 18 months of his then-current base salary. Further, in the event that Dr. Detheux is terminated without “cause” or resigns for “good reason”, in either case within 12 months after the occurrence of the first event constituting a “change in control”, as defined in his employment agreement, and subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) a lump sum in cash in an amount equal to Dr. Detheux’s then-current base salary (or the base salary in effect immediately prior to the change in control, if higher), or the Detheux Change in Control Payment, and (ii) notwithstanding anything to the contrary in any applicable option agreement or other stock-based award agreement, accelerated vesting of all time-based stock options and other stock-based awards subject to time-based vesting held by Dr. Detheux, and which shall become fully exercisable and nonforfeitable on the later of the date of termination or the effective date of the separation and release of claims agreement.

Matthew Call

In June 2020, we entered into a new employment agreement with Mr. Call for the position of Chief Operating Officer, which shall supersede Mr. Call’s existing offer letter, change in control and severance agreement, as applicable, effective upon the closing of this offering. The new employment agreement provides for Mr. Call’s at-will employment and sets forth his initial base salary of $412,500 and his eligibility for an annual performance bonus with a target equal to 40% of his base salary based upon assessment by the Board of Directors or the Compensation Committee, subject to the terms of any applicable incentive compensation plan that may be in effect from time to time.

Mr. Call is subject to our standard confidentiality, assignment, non-solicitation and noncompetition agreement. Mr. Call is eligible to receive 50% of his highest annualized base salary paid to him by the Company within the two-year period preceding the last day of his employment during the post-employment non-competition period (but for not more than 12 months following the end of his employment) if the Company enforces Mr. Call’s non-competition covenant, which we refer to as his garden leave pay. If Mr. Call is eligible to receive either the severance amount or the Call Change in Control Payment (described below), such payment(s) shall be reduced by the amount of his garden leave pay.

In the event that Mr. Call is terminated without “cause” or resigns for “good reason”, as each term is defined in his employment agreement, and subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive 12 months of his then-current base salary. Further, in the event that Mr. Call is terminated without “cause” or resigns for “good reason”, in either case within 12 months after the occurrence of the first event constituting a “change in control”, as such term is defined in his employment agreement, and subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) a lump sum in cash in an amount equal to Mr. Call’s then-current base salary (or the base salary in effect immediately prior to the Change in Control, if higher), or the Call Change in Control Payment, and (ii) notwithstanding anything to the contrary in any applicable option agreement or other stock-based award agreement, accelerated vesting of all time-based stock options and other stock-based awards subject to time-based vesting held by Mr. Call, which shall become fully exercisable and nonforfeitable on the later of the date of termination or the effective date of the separation and release of claims agreement.

Joanne Jenkins Lager, M.D.

In June 2020, we entered into a new employment agreement with Dr. Lager for the position of Chief Medical Officer, which shall supersede Dr. Lager’s existing offer letter, change in control and severance agreement, as applicable, effective upon the closing of this offering. The new employment agreement provides for Dr. Lager’s at-will employment and sets forth her initial base salary of $440,000 and her eligibility for an annual performance bonus with a target equal to 40% of her base salary based upon assessment by the Board of Directors or the Compensation Committee, subject to the terms of any applicable incentive compensation plan that may be in effect from time to time.

Dr. Lager is subject to our standard confidentiality, assignment, non-solicitation and noncompetition agreement. Dr. Lager is eligible to receive 50% of her highest annualized base salary paid to her by the Company within the two-year period preceding the last day of her employment during the post-employment non-competition period (but for not more than 12 months following the end of his employment) if the Company enforces Dr. Lager’s non-competition covenant, which we refer to as her garden leave pay. If Dr. Lager is eligible to receive either the severance amount or the Lager Change in Control Payment (described below), such payment(s) shall be reduced by the amount of her garden leave pay.

In the event that Dr. Lager is terminated without “cause” or resigns for “good reason”, as each term is defined in her employment agreement, and subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, she will be entitled to 12 months of her then-current base salary. Further, in the event that Dr. Lager is terminated without “cause” or resigns for “good reason”, in either case within 12 months after the occurrence of the first event constituting a change in control, as defined in her employment agreement, and subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, she will be entitled to receive (i) a lump sum in cash in an amount equal to Dr. Lager’s then-current base salary (or the base salary in effect immediately prior to the change in control, if higher), or the Lager Change in Control Payment, and (ii) notwithstanding anything to the contrary in any applicable option agreement or other stock-based award agreement, accelerated vesting of all time-based stock options and other stock-based awards subject to time-based vesting held by Dr. Lager, which shall become fully exercisable and nonforfeitable on the later of the date of termination or the effective date of the separation and release of claims agreement.

Outstanding equity awards at fiscal 2019 year-end

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2019:

	Option awards(1)
Name	Vesting commencement date		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)(2)	Option expiration date
Michel Detheux, Ph.D.	3/19/2014		53,174	—	1.56	4/27/2020

	11/13/2014		16,263	—	12.45	12/16/2021

	1/1/2018	(3)	193,316	210,127	4.30	6/11/2025

Matthew Call	8/12/2019	(3)	—	201,762	2.95	12/4/2029

Joanne Jenkins Lager, M.D.	4/1/2019	(3)	—	234,938	4.30	6/11/2025

(1)	Each option grant is subject to the terms of our 2019 Plan. One-fourth of the shares subject to the stock option vest on the one-year anniversary of the vesting commencement date, subject to the named executive officer’s continuous service relationship with us through such date. Thereafter, 1/48 of the shares subject to the stock option vest on a monthly basis following the one-year anniversary of the vesting commencement date, subject to the named executive officer’s continuous service relationship with us through each applicable vesting date. Other than Mr. Call’s grant, each option was granted on October 1, 2019, in connection with our reorganization and exchange of warrants in iTeos Belgium for stock options in our company.

(2)	The exercise price for each option other than Mr. Call’s option was converted from euros to U.S. dollars based on the exchange rate on October 1, 2019 of 1:1.0932.

(3)	The shares subject to the option become fully exercisable upon a liquidation event (as defined in the option agreement) and, if the named executive officer is terminated for any reason other than cause (as defined in the option agreement) or resigns for good reason (as defined in the option agreement) within 3 months prior to or 18 months after the liquidation event, 100% of the then-unvested shares shall become vested.

Equity grant to Dr. Detheux in connection with our initial public offering

In July 2020, our board of directors approved a stock option grant to Dr. Detheux, pursuant to the terms of his employment agreement, to purchase shares of our common stock such that Dr. Detheux’s ownership of our company will equal 5% of our capitalization following this offering. Based on the assumed number of shares to be sold in this offering as set forth on the cover page of this prospectus, Dr. Detheux would receive a stock option grant to purchase 951,508 shares of common stock with an exercise price equal to the initial public offering price per share to be granted upon the effectiveness of the registration statement of which this prospectus forms a part. The option will be granted under our 2020 Plan. The stock option will vest and become exercisable as follows: 25% of the shares subject to the stock option shall vest on the first anniversary of the vesting commencement date and the remaining 75% of the shares subject to the stock option shall vest in 36 equal monthly installments thereafter, subject to Dr. Detheux’s continued service to us through each applicable vesting date. Additionally, in the event of the Dr. Detheux’s continued service to us through a Sale Event (as defined in the 2020 Plan), 100% of the shares subject to the stock option shall become vested and exercisable immediately prior to the consummation of such Sale Event.

Employee benefits and stock plans

2020 Stock Option and Incentive Plan

Our 2020 Plan, was adopted by our board of directors and subsequently approved by our stockholders in July 2020 and will become effective on the day before the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The 2020 Plan will replace the 2019 Plan, as our board of directors is expected to determine not to make additional awards under the 2019 Plan following the completion of our initial public offering. However, the 2019 Plan will continue to govern outstanding equity awards granted thereunder. The 2020 Plan will allow the compensation committee to make equity-based incentive awards to our officers, employees, directors and other key persons, including consultants.

Authorized Shares.    We have initially reserved 3,809,818 shares of our common stock for the issuance of awards under the 2020 Plan. The 2020 Plan provides that the number of shares reserved and available for issuance under the 2020 Plan will automatically increase each January 1, beginning on January 1, 2021, by 5% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. The shares we issue under the 2020 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated, other than by exercise, under the 2020 Plan and 2019 Plan will be added back to the shares of common stock available for issuance under the 2020 Plan. The maximum number of shares of common stock that may be issued as incentive stock options in any one calendar year period may not exceed 3,809,818 shares cumulatively increased on January 1, 2021 and on each January 1 thereafter by the lesser of 5% of the number of outstanding shares of common stock as of the immediately preceding December 31, or 3,809,818 shares.

Non-Employee Director Limit.    Our 2020 Plan contains a limitation whereby the value of all awards under our 2020 Plan and all other cash compensation paid by us to any non-employee director may not exceed: (i) $750,000 in the first calendar year an individual becomes a non-employee director and (ii) $500,000 in any other calendar year.

Administration.    The 2020 Plan will be administered by our compensation committee. Our compensation committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2020 Plan. The plan administrator is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants.

Eligibility.    Persons eligible to participate in the 2020 Plan will be those employees, non-employee directors and consultants, as selected from time to time by our compensation committee in its discretion.

Options.    The 2020 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock unless the option is granted (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code or (ii) to individuals who are not subject to U.S. income tax. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Stock Appreciation Rights.    Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Restricted Stock and Restricted Stock Units.    Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment or other service relationship with us through a specified vesting period.

Unrestricted Stock Awards.    Our compensation committee may grant shares of common stock that are free from any restrictions under the 2020 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Dividend Equivalent Rights.    Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Cash-Based Awards.    Our compensation committee may grant cash bonuses under the 2020 Plan to participants, subject to the achievement of certain performance goals.

Sale Event.    The 2020 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2020 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2020 Plan. To the extent that awards granted under the 2020 Plan are not assumed or continued or substituted by the successor entity, the 2020 Plan and all awards granted under the 2020 Plan shall terminate. In such case, except as may be otherwise provided in the relevant award agreement, all options and stock appreciation rights with time-based vesting, conditions or restrictions that are not exercisable immediately prior to such sale event will become fully exercisable as of the sale event, all other awards with time-based vesting, conditions or restrictions will become fully vested and nonforfeitable as of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with the sale event in the plan administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified time period, as determined by the compensation committee, prior to the sale event. In addition, in connection with the termination of the 2020 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights; provided, that any options or stock appreciation rights with exercise prices equal to or greater than such per share cash consideration will be cancelled for no consideration. We may also make or provide for a payment, in cash or in kind, to the participants holding other awards in an amount equal to the per share cash consideration payable to stockholders in the sale event multiplied by the number of vested shares of common stock under such awards.

Amendment.    Our board of directors may amend or discontinue the 2020 Plan and our compensation committee can amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely and materially affect rights under an award without the holder’s consent. Certain amendments to the 2020 Plan or the terms of outstanding options or stock appreciation rights will require the approval of our stockholders.

No awards may be granted under the 2020 Plan after the date that is 10 years from the date on which the 2020 Plan became effective. No awards under the 2020 Plan have been made prior to the date hereof.

2019 Stock Option and Grant Plan

Our 2019 Plan, was approved by our board of directors and our stockholders on October 4, 2019, and most recently amended by our board of directors in March 2020.

Authorized Shares.    Under the 2019 Plan, as amended through the date hereof, we have reserved for issuance an aggregate of 3,464,277 shares of our common stock. The number of shares of common stock reserved for issuance is subject to adjustment in the event of any merger, consolidation, sale of all or substantially all of our assets, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction. The shares of common stock underlying awards that are forfeited, canceled, reacquired by us prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) and shares of common stock that are withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding are added back to the shares of common stock available for issuance under the 2019 Plan.

Administration.    Our board of directors has acted as administrator of the 2019 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of the 2019 Plan.

Eligibility.    Persons eligible to participate in the 2019 Plan are those employees, officers and directors of, and consultants and advisors to, our company as selected from time to time by the administrator in its discretion.

Awards.    The 2019 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or the Code and (2) options that do not so qualify. The per share option exercise price of each option will be determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option will be fixed by the administrator. The administrator will determine at what time or times each option may be exercised. In addition, the 2019 Plan permits the granting of restricted shares of common stock, unrestricted shares of common stock, and restricted stock units.

Sale Event.    The 2019 Plan provides that upon the occurrence of a “sale event,” as defined in the 2019 Plan, all outstanding stock options will terminate at the effective time of such sale event, unless the parties to the sale event agree that such awards will be assumed or continued by the successor entity. In the event of a termination of our 2019 Plan and all options issued thereunder in connection with a sale event, optionees will be provided an opportunity to exercise options that are then exercisable or will become exercisable as of the effective time of the sale event prior to the consummation of the sale event. In addition, we have the right to provide for cash payment to holders of options, in exchange for the cancellation thereof, in an amount per share equal to the difference between the value of the consideration payable per share of common stock in the sale event and the per share exercise price of such options. In the event of and subject to the consummation of a sale event, unvested restricted stock and restricted stock units (other than those becoming vested as a result of the sale event) will be forfeited immediately prior to the effective time of a sale event unless such awards are assumed or continued by the successor entity. In the event that shares of restricted stock are forfeited in connection with a sale event, such shares of restricted stock shall be repurchased at a price per share equal to the original per share purchase price. We have the right to provide for cash payment to holders of restricted stock or restricted stock units, in exchange for the cancellation thereof, in an amount per share equal to the value of the consideration payable per share of common stock in the sale event.

Amendment; Termination.    The administrator may amend or discontinue the 2019 Plan at any time, subject to stockholder approval where such approval is required by applicable law. The administrator of the 2019 Plan may also amend or cancel any outstanding award, provided that no amendment to an award may adversely affect a participant’s rights without his or her consent.

Our board of directors has determined not to make any further awards under our 2019 Plan following the effectiveness of the registration statement of which this prospectus forms a part.

2020 Employee Stock Purchase Plan

In July 2020, our board of directors adopted, and our shareholders approved, our 2020 Employee Stock Purchase Plan, or the ESPP. The ESPP will become effective on the day before the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC. The ESPP will initially reserve and authorize the issuance of up to a total of 317,484 shares of common stock to participating employees. The ESPP will provide that the number of shares reserved and available for issuance will automatically increase on January 1, 2021 and each January 1 thereafter until the ESPP terminates by the lesser of 634,969 shares of our common stock, 1% of the outstanding number of shares of our common stock on the immediately preceding December 31, or such lesser number of shares as determined by our compensation committee. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees whose customary employment is for more than 20 hours per week or who are otherwise required to participate by applicable law are eligible to participate in the ESPP. Any employee who owns, or would be treated as owning immediately after an option was granted, 5% or more of the total combined voting power or value of stock will not be eligible to purchase shares under the ESPP.

We will make one or more offerings each year to our employees to purchase shares under the ESPP. The first offering will begin and end on dates to be determined by the plan administrator. Each eligible employee must authorize payroll deductions or other contributions by submitting an enrollment form by the deadline specified by the plan administrator and in accordance with any other enrollment procedures set forth in the ESPP. Subsequent offerings will begin, unless otherwise determined by the plan administrator, on the first business day occurring on or after each January 1st and July 1st and will end on the last business day occurring on or before the following June 30th and December 31st, respectively. The period between the beginning and end dates for each offering is referred to as an offering period. The plan administrator may, in its discretion, designate a different period for any offering, but no offering may exceed 27 months in duration or overlap with any other offering. Each eligible employee may elect to participate in any subsequent offering by submitting an enrollment form at least 15 days before the relevant offering date or any other deadline established by the plan administrator.

Each employee who is a participant in the ESPP may purchase shares by authorizing contributions for an offering period of a minimum of 1% per pay period up to a maximum of 15% of his or her compensation for each pay period or some other maximum established by the plan administrator prior to an offering. Unless the participating employee has previously filed a new enrollment form or withdrawn from the ESPP, his or her accumulated contributions will be used to purchase shares on the last business day of the offering period at a price equal to 85% of the fair market value of the shares on the first business day of the offering period or the last business day of the offering period, whichever is lower, provided that no more than the lowest of (i) a number of shares of common stock determined by dividing a participant’s accumulated payroll deductions on the last business day of the offering period by the purchase price for each share purchased under each option,

(ii) 5,000 shares, or (iii) a lesser number of shares as established by the plan administrator in advance of the offering period may be purchased by any one employee on the last business day of an offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the offering period, under the ESPP for each calendar year in which a purchase right is outstanding.

The accumulated contributions of any employee who has a balance remaining in his or her account at the end of an offering period or who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time but shall automatically terminate on the 10 year anniversary of the date the ESPP became effective. An amendment that increases the number of shares of common stock that are authorized under the ESPP and certain other amendments will require the approval of our stockholders. The plan administrator may adopt subplans under the ESPP for employees of our non-U.S. subsidiaries who may participate in the ESPP and may permit such employees to participate in the ESPP on different terms, to the extent permitted by applicable law.

Senior Executive Cash Incentive Bonus Plan

In July 2020, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan will be administered by our compensation committee and become effective on the day the registration statement of which this prospectus is part is declared effective by the SEC. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or corporate performance goals, as well as individual performance objectives.

Our compensation committee may select corporate performance goals from among the following: achievement of cash flow including, but not limited to, operating cash flow and free cash flow; achievement of specified research and development, publication, clinical, regulatory and/or commercial milestones; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; acquisitions or strategic transactions, including licenses, collaborations, joint ventures or promotion arrangements; operating income (loss); return on capital, assets, equity, or investment; total stockholder returns; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; sales or market shares; revenue; corporate revenue; operating income and/or net annual recurring revenue, any of which may be (A) measured in absolute terms or compared to any incremental increase, (B) measured in terms of growth, (C) compared to another company or companies or to results of a peer group, (D) measured against the market as a whole and/or as compared to applicable market indices and/or (E) measured on a pre-tax or post-tax basis (if applicable).

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The corporate performance goals will be calculated in accordance with our financial statements, generally accepted accounting principles, or under a methodology established by our compensation committee at the beginning of the performance period and which is consistently applied with respect to a corporate performance goal in the relevant performance period. The compensation committee will measure the corporate performance goals after our financial reports for the applicable performance period have been published or such other appropriate time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan provides the compensation committee with discretion to adjust the size of the award as it deems appropriate.

iTeos Therapeutics US Inc. 401(k) Retirement Plan

We maintain a tax-qualified retirement plan, or 401(k) plan, that is intended to qualify for favorable tax treatment under Section 401(a) of the Code, and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. Employees who are at least 21 years of age and completed 2 months of service are generally eligible to participate in the 401(k) plan. Participants may make pre-tax and certain after-tax (Roth) salary deferral contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit under the Code. A participant’s interest in his or her salary deferral contributions is 100% vested when contributed. We have the ability to make discretionary contributions under the plan and contributed $18,100 to the plan in 2019.

iTeos Belgium pension

ITeos Belgium maintains a defined contribution pension scheme covering its Belgian employees. For each employee, 5% of the employee’s annual salary is contributed by the company to the pension institution (insurance company or pension fund). The contributions are kept by the pension institution in individual accounts for each member.

Non-employee director compensation

The following table presents the total compensation for each person who served as a non-employee member of our board of directors and received compensation for such service during 2019. Other than as set forth in the table below, we did not pay any compensation, make any additional equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2019. We reimburse non-employee members of our board of directors for reasonable travel and out-of-pocket expenses incurred in attending meetings of our board of directors and committees of our board of directors.

During 2019, Dr. Detheux, our Chief Executive Officer, was a member of our board of directors but received no additional compensation for his services as a director. See the section titled “Executive compensation—2019 summary compensation table” for more information about Dr. Detheux’s compensation in 2019.

Director compensation table

Name(1)	Fees earned or paid in cash ($)	Option awards ($)(2)(3)	Total ($)
Priyanka Belawat, Ph.D.	—	—	—
Detlev Biniszkiewicz, Ph.D.	31,667	—	31,667
Chris Buyse.	45,000	—	45,000
Ansbert Gadicke, M.D.	45,000	—	45,000
David L. Hallal.	150,000	146,500	296,500
Jonathan Skipper	—	—	—
Tim van Hauwermeiren.	45,000	96,700	141,700

(1)	Each director became a member of our board in connection with our reorganization in October 2019. Mr. Buyse and Mr. Skipper resigned from the board in March 2020. As of December 31, 2019, Mr. Hallal held stock options to purchase 201,721 shares of our common stock and Mr. Van Hauwermeiren held stock options to purchase 66,585 shares of our common stock. None of the other directors held any outstanding equity as of December 31, 2019.

(2)	The amounts reported represent the aggregate grant date fair value of the stock options awarded to our non-employee directors during fiscal year 2019, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 8 of our audited consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our directors upon the exercise of the stock options or any sale of the underlying shares of common stock.

(3)	Each option grant is subject to the terms of our 2019 Plan. Messrs. Hallal and Hauwermeiren received an option to purchase 67,039 and 44,239 shares of our common stock, respectively, 25% of which vests on the first anniversary of December 5, 2019 and the remaining 75% of which vests in 36 equal monthly installments thereafter. Mr. Hallal also received an additional option to purchase 134,682 shares of our common stock, 25% of which vests on the first anniversary of June 11, 2018 and the remaining 75% vests in 36 equal monthly installments thereafter. The shares subject to the options become fully exercisable upon a liquidation event (as defined in the option agreement) and, if the director is terminated for any reason other than cause (as defined in the option agreement) or resigns for good reason (as defined in the option agreement) within 3 months prior to or 18 months after the liquidation event, 100% of the then-unvested shares shall become vested.

Non-employee director equity grants in connection with our initial public offering

In July 2020, our board of directors approved one-time stock option grants for each non-employee director that is serving on our board as of the effective time of the registration statement of which this prospectus forms a part, that will be effective immediately upon such time. The stock options will be granted under our 2020 Stock Option and Incentive Plan. Each non-employee director shall receive an option to purchase 16,608 shares of our common stock at the initial public offering price per share, which such option will vest on the earlier of (i) the first anniversary of the grant date or (ii) our next annual meeting of stockholders, subject to continued service to us through the applicable vesting date.

Non-employee director compensation policy

In anticipation of this offering and the increased responsibilities of our directors as directors of a public company, we intend to implement a formal policy, effective as of the effectiveness of the registration statement of which this prospectus forms a part, pursuant to which our non-employee directors will be eligible to receive the following cash retainers and equity awards:

Annual retainer for board membership
Annual service on the board of directors	$40,000

Additional annual retainer for non-executive chairperson of the board of directors
Annual service as chairperson of the board of directors	$110,000

Additional annual retainer for committee membership
Annual service as member of the audit committee (other than chair)	$75,000
Annual service as chair of the audit committee	$15,000
Annual service as member of the compensation committee (other than chair)	$5,000
Annual service as chair of the compensation committee	$10,000
Annual service as member of the nominating and corporate governance committee (other than chair)	$4,000
Annual service as chair of the nominating and corporate governance committee	$8,000

Our policy will provide that, upon initial election to our board of directors, each non-employee director will be granted an option to purchase 33,217 shares of our common stock, or the initial grant. Furthermore, on the date of each of our annual meeting of stockholders following the completion of this offering, each non-employee director who will continue as a non-employee director following such meeting will be granted an annual option to purchase 16,608 shares of our common stock, or the annual grant. The annual grant will vest in full on the earlier of (i) the first anniversary of the grant date or (ii) our next annual meeting of stockholders, subject to continued service as a director through the applicable vesting date. The initial grant will vest as follows: 33.4% of the shares subject to the initial grant will vest on the first anniversary of the applicable vesting commencement date, and the remaining 66.6% of the shares subject to the initial grant will vest in 24 equal monthly installments thereafter, subject to continued service as a director through the applicable vesting date. Such awards are subject to full accelerated vesting upon the sale of our company, subject to such director’s continued service to us through the date of such sale. Our non-employee directors who are serving as of the effective time of the registration statement of which this prospectus forms a part are not eligible for an initial grant but will receive the equity award described in “—Non-employee director equity grants in connection with our initial public offering.”

Employee directors will receive no additional compensation for their service as a director.

We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof.

Certain relationships and related person transactions

The following is a description of transactions or series of transactions since January 1, 2017, to which we were or will be a party, in which:

•	the amount involved in the transaction exceeds, or will exceed, $120,000; and

•

in which any of our executive officers, directors or holder of five percent or more of any class of our capital stock, including their immediate family members or affiliated entities, had or will have a direct or indirect material interest.

Compensation arrangements for our named executive officers and our directors are described elsewhere in this prospectus under “Executive compensation” and “Non-employee director compensation.”

Private placements of securities

iTeos Belgium SA Series B preferred stock financing

In June 2018, with a subsequent closing in April 2019, iTeos Belgium SA sold an aggregate of 20,942,781 shares of its Series B preferred stock at a purchase price of €1.99155 per share for an aggregate amount of €41.7 million. The following table summarizes purchases of iTeos Belgium SA Series B preferred stock by related persons:

Purchaser	Shares of Series B preferred stock purchased	Aggregate purchase price (€)
Entities affiliated with MPM Capital (1)	6,802,918	13,548,351
UBS Oncology Impact Fund, L.P. (2)	4,211,330	8,387,074
Fund+ NV	1,289,315	2,567,735
Total	12,303,563	24,503,160

(1)	Consists of (i) 3,824,591 shares of Series B preferred stock purchased by MPM Bio Ventures 2014 LP, (ii) 255,094 shares of Series B preferred stock purchased by MPM Bio Ventures 2014 (B) LP, (iii) 131,645 shares of Series B preferred stock purchased by MPM Asset Management Investors BV 2014 LLC, (iv) 2,415,530 shares of Series B preferred stock purchased by MPM Bio Ventures 2018 LP, (v) 128,384 shares of Series B preferred stock purchased by MPM Bio Ventures 2018 (B) LP, and (vi) 47,674 shares of Series B preferred stock purchased by MPM Asset Management Investors BV 2018 LLC (subsections (i) – (vi), collectively, “MPM Capital”). MPM Capital is affiliated with Dr. Ansbert Gadicke and Detlev Biniszkiewicz, each members of our board of directors. Entities affiliated with MPM Capital collectively hold more than 5% of our voting securities.

(2)	The general partner of UBS Oncology Impact Fund, L.P. is Oncology Impact Fund (Cayman) Management L.P. The general partner of Oncology Impact Fund (Cayman) Management L.P. is MPM Oncology Impact Management LP. The general partner of MPM Oncology Impact Management LP is MPM Oncology Impact Management GP LLC. Dr. Ansbert Gadicke is a managing member and the managing director of MPM Oncology Impact Management GP LLC. UBS Oncology Impact Fund, L.P. is affiliated with Dr. Ansbert Gadicke and Detlev Biniszkiewicz, each members of our board of directors. Entities affiliated with UBS Oncology Impact Fund, L.P. collectively hold more than 5% of our voting securities.

Corporate reorganization

On October 4, 2019, the former shareholders of iTeos Belgium SA entered into a Contribution and Exchange Agreement with iTeos Therapeutics, Inc. and iTeos Belgium SA pursuant to which the holders of capital stock of iTeos Belgium SA contributed all of their equity interests in iTeos Belgium SA to iTeos Therapeutics, Inc. in exchange for the issuance of an aggregate of 256,548 shares of common stock, 5,583,329 shares of Series A-1 preferred stock, 584,397 shares of Series A-2 preferred stock and 20,942,781 shares of Series B preferred stock of iTeos Therapeutics, Inc. The table below summarizes the shares of capital stock received in the corporate reorganization by related persons:

Party	Common stock	Series A-1 preferred stock	Series A-2 preferred stock	Series B preferred stock
Michel Detheux	124,763	—	—	—
Fund+ NV	—	947,270		1,289,315
Entities affiliated with MPM Capital (1)	—	—	—	6,802,918
UBS Oncology Impact Fund, L.P. (2)	—	—	—	4,211,330

(1)	Consists of (i) 3,824,591 shares of Series B preferred stock purchased by MPM Bio Ventures 2014 LP, (ii) 255,094 shares of Series B preferred stock purchased by MPM Bio Ventures 2014 (B) LP, (iii) 131,645 shares of Series B preferred stock purchased by MPM Asset Management Investors BV 2014 LLC, (iv) 2,415,530 shares of Series B preferred stock purchased by MPM Bio Ventures 2018 LP, (v) 128,384 shares of Series B preferred stock purchased by MPM Bio Ventures 2018 (B) LP, and (vi) 47,674 shares of Series B preferred stock purchased by MPM Asset Management Investors BV 2018 LLC (subsections (i) – (vi), collectively, “MPM Capital”). MPM Capital is affiliated with Dr. Ansbert Gadicke and Detlev Biniszkiewicz, each members of our board of directors. Entities affiliated with MPM Capital collectively hold more than 5% of our voting securities.

(2)	The general partner of UBS Oncology Impact Fund, L.P. is Oncology Impact Fund (Cayman) Management L.P. The general partner of Oncology Impact Fund (Cayman) Management L.P. is MPM Oncology Impact Management LP. The general partner of MPM Oncology Impact Management LP is MPM Oncology Impact Management GP LLC. Dr. Ansbert Gadicke is a managing member and the managing director of MPM Oncology Impact Management GP LLC. UBS Oncology Impact Fund, L.P. is affiliated with Dr. Ansbert Gadicke and Detlev Biniszkiewicz, each members of our board of directors. Entities affiliated with UBS Oncology Impact Fund, L.P. collectively hold more than 5% of our voting securities.

Series B-2 preferred stock financing

In March 2020, we sold an aggregate of 44,453,477 shares of our Series B-2 preferred stock at a purchase price of $2.82 per share for an aggregate amount of $125.4 million. The following table summarizes purchases of our Series B-2 preferred stock by related persons:

Purchaser	Shares of Series B-2 preferred stock purchased	Aggregate purchase price ($)
Entities affiliated with MPM Capital (1)	4,201,016	11,846,865
Entities affiliated with RA Capital (2)	9,751,773	27,500,000
Entities affiliated with Boxer Capital (3)	9,751,773	27,500,000
UBS Oncology Impact Fund, L.P. (4)	2,600,628	7,333,771
Funds advised by Janus Henderson Investors (5)	4,964,539	14,000,000
Fund+ NV	2,326,230	6,559,969
Total	33,595,959	94,740,605

(1)	Consists of (i) 2,361,805 shares of Series B-2 preferred stock purchased by MPM Bio Ventures 2014 LP, (ii) 157,529 shares of Series B-2 preferred stock purchased by MPM Bio Ventures 2014 (B) LP, (iii) 81,295 shares of Series B-2 preferred stock purchased by MPM Asset Management Investors BV 2014 LLC, (iv) 1,491,666 shares of Series B-2 preferred stock purchased by MPM Bio Ventures 2018 LP, (v) 79,281 shares of Series B-2 preferred stock purchased by MPM Bio Ventures 2018 (B) LP, and (vi) 29,440 shares of Series B-2 preferred stock purchased by MPM Asset Management Investors BV 2018 LLC (subsections (i) – (vi), collectively, “MPM Capital”). MPM Capital is affiliated with Dr. Ansbert Gadicke, each members of our board of directors. Entities affiliated with MPM Capital collectively hold more than 5% of our voting securities.

(2)	Consists of (i) 5,881,642 shares of Series B-2 preferred stock purchased by RA Capital Healthcare Fund, L.P., (ii) 2,925,532 shares of Series B-2 preferred stock purchased by RA Capital Nexus Fund, L.P. and (iii) 944,599 shares of Series B-2 preferred stock purchased by Blackwell Partners LLC - Series A. RA Capital is affiliated with Derek DiRocco, a member of our board of directors. Entities affiliated with RA Capital collectively hold more than 5% of our voting securities.

(3)	Consists of (i) 9,593,086 shares of Series B-2 preferred stock purchased by Boxer Capital LLC and (ii) 158,687 shares of Series B-2 preferred stock purchased by MVA Investors, LLC. Boxer Capital is affiliated with Aaron Davis, a member of our board of directors. Entities affiliated with Boxer Capital collectively hold more than 5% of our voting securities.

(4)	The general partner of UBS Oncology Impact Fund, L.P. is Oncology Impact Fund (Cayman) Management L.P. The general partner of Oncology Impact Fund (Cayman) Management L.P. is MPM Oncology Impact Management LP. The general partner of MPM Oncology Impact Management LP is MPM Oncology Impact Management GP LLC. Dr. Ansbert Gadicke is a managing member and the managing director of MPM Oncology Impact Management GP LLC. UBS Oncology Impact Fund, L.P. is affiliated with Dr. Ansbert Gadicke and Detlev Biniszkiewicz, each members of our board of directors. Entities affiliated with UBS Oncology Impact Fund, L.P. collectively hold more than 5% of our voting securities.

(5)	Consists of (i) 2,740,265 shares of Series B-2 preferred stock purchased by Janus Henderson Global Life Sciences Fund, (ii) 1,755,736 shares of Series B-2 preferred stock purchased by Janus Henderson Capital Funds plc – Janus Henderson Global Life Sciences Fund and (iii) 468,538 shares of Series B-2 preferred stock purchased by Janus Henderson Biotech Innovation Master Fund. Funds advised by Janus Henderson Investors collectively hold more than 5% of our voting securities.

Agreements with stockholders

In connection with our Series B-2 preferred stock financings, we entered into an amended and restated stockholders’ agreement with certain holders of our preferred stock and certain holders of our common stock.

Our amended and restated stockholders’ agreement, or the Stockholders Agreement, provides for rights of first refusal and co-sale and drag along rights in respect of sales by certain holders of our capital stock. The Stockholders Agreement also contains provisions with respect to the elections of our board of directors and its composition. Such rights under the Stockholders Agreement will terminate upon the closing of this offering.

Additionally, the Stockholders Agreement provides for certain registration rights which will survive the completion of this offering, as more fully described in “Description of Capital Stock—Registration Rights.”

Royalty transfer agreement

In connection with its Series B preferred stock financing, iTeos Belgium SA entered into a royalty transfer agreement with certain charitable entities affiliated with MPM Oncology Charitable Foundation, Inc and the UBS Optimus Foundation, or the Royalty Transfer Agreement. The Royalty Transfer Agreement provides that iTeos Belgium SA will pay a royalty equal to 1% of its net sales on any product developed or owned by iTeos Therapeutics, Inc. or iTeos Belgium SA. Additionally, the Royalty Transfer Agreement will terminate on a country-by-country basis, upon (i) the twelfth anniversary of the first commercial sale of a company product by us or (ii) the expiration of the last to expire patent claim (other than post-IPO intellectual property) covering a company product. MPM Oncology Charitable Foundation, Inc. is affiliated with MPM, a holder of more than 5% of our capital stock.

Employment Agreements and Stock Option Grants to Executive Officers

We have entered into employment agreements with, and granted stock options to, our named executive officers, as more fully described in the section entitled “Executive Compensation.”

Indemnification agreements

In connection with this offering, we intend to enter into new agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under Delaware law.

Policies for approval of related party transactions

Our board of directors reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction were disclosed to our board of directors prior to their consideration of such transaction, and the transaction was not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approved the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction were disclosed to the stockholders, who must approve the transaction in good faith.

In connection with this offering, we expect to adopt a written related party transactions policy that will provide that such transactions must be approved by our audit committee. This policy will become effective on the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

Principal stockholders

The following table sets forth, as of June 30, 2020, information regarding the beneficial ownership of our common stock by:

•	each person, or group of affiliated persons, who is known by us to be the beneficial owner of five percent or more of our outstanding common stock (on an as-converted to common stock basis);

•	each of our directors;

•	each of our named executive officers; and

•	all of our current directors and executive officers as a group.

The information in the following table is calculated based on 22,848,491 shares of common stock deemed to be outstanding before this offering and 31,748,491 shares of common stock outstanding after this offering, assuming no exercise by the underwriters of their option to purchase additional shares of common stock. The number of shares outstanding is based on the number of shares of common stock outstanding as of June 30, 2020 as adjusted to give effect to:

•	the automatic conversion of all outstanding shares of our convertible preferred stock into 22,460,076 shares of common stock upon the completion of this offering; and

•	the sale of 8,900,000 shares of common stock in this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

Each individual or entity shown on the table has furnished information with respect to beneficial ownership. Except as otherwise indicated below, the address of each officer, director and five percent stockholder listed below is c/o iTeos Therapeutics, Inc., 139 Main Street, Cambridge, MA 02142.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities as well as any shares of common stock that the person has the right to acquire within 60 days of June 15, 2020 through the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

	Shares of Common Stock Beneficially Owned	Percentage of Shares Outstanding
		Before Offering	After Offering

5% or Greater Stockholders
Entities Affiliated with MPM Capital (1)	3,546,663	15.52%	11.17%
Entities Affiliated with RA Capital (2)	2,992,259	13.10%	9.42%
Entities Affiliated with Boxer Capital (3)	2,992,259	13.10%	9.42%
UBS Oncology Impact Fund, L.P. (4)	2,195,557	9.61%	6.92%
Funds advised by Janus Henderson Investors (5)	1,523,331	6.67%	4.80%
Fund+ NV (6)	1,427,712	6.25%	4.50%

Directors, Named Executive Officers and Other Executive Officers
Michel Detheux, Ph.D. (7)	454,756	1.99%	1.43%
Matthew Call (8)	50,440	*	*
Joanne Jenkins Lager, M.D. (9)	78,312	*	*
David L. Hallal (10)	72,952	*	*
Priyanka Belawat, Ph.D.	—	—	—
Detlev Biniszkiewicz, Ph.D.	—	—	—
Aaron Davis	—	—	—
Derek DiRocco	—	—	—
Ansbert Gadicke, M.D. (11)	5,742,220	25.13%	18.09%
Tim Van Hauwermeiren (12)	12,104	*	*
Ann D. Rhoads	—	—	—
All executive officers and directors as a group (13 persons) (13)	6,410,784	28.06%	20.19%

*	Less than one percent

(1)	Consists of (i) 1,269,230 shares of our common stock issuable upon conversion of our Series B preferred stock and 724,702 shares of our common stock issuable upon conversion of our Series B-2 preferred stock held by MPM Bio Ventures 2014 LP, or MPM 2014; (ii) 84,655 shares of our common stock issuable upon conversion of our Series B preferred stock and 48,336 shares of our common stock issuable upon conversion of our Series B-2 preferred stock held by MPM Bio Ventures 2014 (B) LP, or MPM B 2014; (iii) 43,687 shares of our common stock issuable upon conversion of our Series B preferred stock and 24,944 shares of our common stock issuable upon conversion of our Series B-2 preferred stock held by MPM Asset Management Investors BV 2014 LLC, or MPM 2014 LLC; (iv) 801,717 shares of our common stock issuable upon conversion of our Series B preferred stock and 457,706 shares of our common stock issuable upon conversion of our Series B-2 preferred stock held by MPM Bio Ventures 2018 LP, or MPM 2018; (v) 42,912 shares of our common stock issuable upon conversion of our Series B preferred stock and 24,326 shares of our common stock issuable upon conversion of our Series B-2 preferred stock held by MPM Bio Ventures 2018 (B) LP, or MPM B 2018; and (vi) 15,415 shares of our common stock issuable upon conversion of our Series B preferred stock and 9,033 shares of our common stock issuable upon conversion of our Series B-2 preferred stock held by MPM Asset Management Investors BV 2018 LLC, or MPM 2018 LLC. MPM 2014, MPM B 2014, MPM 2014 LLC, MPM 2018, MPM B 2018 and MPM 2018 LLC are collectively referred to as the MPM Capital Entities. MPM Bio Ventures 2014 LLC, or BV2014 LLC, is the Managing Member of MPM Bio Ventures 2014 GP LLC, which is the General Partner of MPM 2014 and MPM Bio Ventures 2014. (B), L.P. MPM 2014 LLC invests alongside MPM 2014 and MPM B 2014. Dr. Ansbert Gadicke, a member of our board of directors, Dr. Luke Evnin and Todd Foley are the members of BV2014 LLC and share voting and dispositive power over the shares held by each of MPM 2014, MPM B 2014 and MPM 2014 LLC. MPM BioVentures 2018 LLC, or BV2018 LLC, is the Managing Member of MPM BioVentures 2018 GP LLC, which is the General Partner of MPM 2018 and MPM B 2018. MPM 2018 LLC invests alongside MPM 2018 and MPM B 2018. Dr. Ansbert Gadicke, a member of our board of directors, Dr. Luke Evnin, Todd Foley, and Edward Hurwitz are the members of BV2018 LLC and share voting and dispositive power over the shares held by each of MPM 2018, MPM B 2018 and MPM 2018 LLC. Each of the entities and individuals listed above expressly disclaims beneficial ownership of the securities listed above except to the extent of any pecuniary interest therein. The address for each of the entities listed in this footnote is c/o MPM Capital, 450 Kendall Street, Cambridge, Massachusetts 02142

(2)	Consists of (i) 1,804,738 shares of our common stock issuable upon conversion of our Series B-2 preferred stock held by RA Capital Healthcare Fund, L.P., or RA Healthcare, (ii) 897,678 shares of our common stock issuable upon conversion of our Series B-2 preferred stock held by RA Capital Nexus Fund, L.P., or RA Nexus and (iii) 289,843 shares of our common stock issuable upon conversion of our Series B-2 preferred stock held by Blackwell Partners LLC - Series A, or Blackwell. RA Capital Management, L.P. (the “Adviser”) is the investment adviser of RA Healthcare, RA Nexus and Blackwell. The general partner of Adviser is RA Capital Management GP, LLC (“Adviser GP”), of which Dr. Peter Kolchinsky and Mr. Rajeev Shah are the managing members. As such, the Adviser, the Adviser GP, Dr. Kolchinsky, and Mr. Shah may be deemed indirect beneficial owners of the shares held by RA Healthcare, RA Nexus and Blackwell. The Adviser, the Adviser GP, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of all of the shares held by RA Healthcare, RA Nexus and Blackwell, except to the extent of their pecuniary interest therein, and disclaim any pecuniary interest in the shares of Blackwell. The address for RA Capital Management is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(3)	Consists of (i) 2,943,568 shares of our common stock issuable upon conversion of our Series B-2 preferred stock held by Boxer Capital, LLC and (ii) 48,691 shares of our common stock issuable upon conversion of our Series B-2 preferred stock held by MVA Investors, LLC. Boxer Asset Management Inc. is the managing member and majority owner of Boxer Capital, LLC. Joseph Lewis is the sole indirect owner and controls Boxer Asset Management Inc. MVA Investors, LLC is the independent, personal investment vehicle of certain employees of Boxer Capital, LLC. The principal business address of Boxer Capital, LLC and MVA Investors, LLC is 11682 El Camino Real, Suite 320, San Diego, CA 92130. The principal business address of both Boxer Asset Management Inc. and Joseph Lewis is c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas.

(4)	Consists of (a) 1,397,574 shares of our common stock issuable upon conversion of our Series B preferred stock and (b) 797,983 shares of our common stock issuable upon conversion of our Series B-2 preferred stock held by UBS Oncology Impact Fund, L.P. The general partner of UBS Oncology Impact Fund, L.P. is Oncology Impact Fund (Cayman) Management L.P. The general partner of Oncology Impact Fund (Cayman) Management L.P. is MPM Oncology Impact Management LP. The general partner of MPM Oncology Impact Management LP is MPM Oncology Impact Management GP LLC. Dr. Ansbert Gadicke is a managing member and the managing director of MPM Oncology Impact Management GP LLC. Each of the entities and individuals listed above expressly disclaims beneficial ownership of the securities listed above except to the extent of any pecuniary interest therein. The address for each of the entities listed in this footnote is Durrell House, 28 New Street, St Helier, Jersey, JE1 4FS.

(5)	Consists of (i) 840,830 shares of our common stock issuable upon conversion of our Series B-2 preferred stock held by Janus Henderson Global Life Sciences Fund, (ii) 538,734 shares of our common stock issuable upon conversion of our Series B-2 preferred stock held by Janus Henderson Capital Funds plc – Janus Henderson Global Life Sciences Fund and (iii) 143,767 shares of our common stock issuable upon conversion of our Series B-2 preferred stock held by Janus Henderson Biotech Innovation Master Fund. Janus Capital Management LLC is the investment adviser to Janus Henderson Global Life Sciences Fund, Janus Henderson Capital Funds plc – Janus Henderson Global Life Sciences Fund and Janus Henderson Biotech Innovation Master Fund. Janus Capital Management LLC may be deemed to have voting and dispositive power over the shares held by preferred stock held by Janus Henderson Biotech Innovation Master Fund. Janus Capital Management LLC is the investment adviser to Janus Henderson Global Life Sciences Fund, Janus Henderson Capital Funds plc – Janus Henderson Global Life Sciences Fund and Janus Henderson Biotech Innovation Master Fund. The address of the principal business office of each of the foregoing entities is c/o Janus Capital Management LLC, 151 Detroit Street, Denver, CO 80206.

(6)	Consists of (i) 286,054 shares of our common stock issuable upon conversion of our Series A-1 preferred stock held by Fund+ NV, (ii) 427,872 shares of our common stock issuable upon conversion of our Series B preferred stock held by Fund+ NV and (iii) 713,786 shares of our common stock issuable upon conversion of our Series B-2 preferred stock held by Fund+ NV. D.C.S. Private Foundation, a Belgian entity, is the ultimate owner of Fund+ NV. Pienter JAN BVBA is the fund manager of Fund+ NV. The principal business address of Fund+ NV is Groot Begijnhof 60/1, 3000 Leuven, Belgium.

(7)	Consists of (i) 177,937 shares of our common stock; and (ii) options to purchase 276,819 shares of common stock that are exercisable within 60 days of June 30, 2020.

(8)	Consists of options to purchase 50,440 shares of common stock that are exercisable within 60 days of June 30, 2020.

(9)	Consists of options to purchase 78,312 shares of common stock that are exercisable within 60 days of June 30, 2020.

(10)	Consists of options to purchase 72,952 shares of common stock that are exercisable within 60 days of June 30, 2020.

(11)	See notes (1) and (4) above.

(12)	Consists of options to purchase 12,104 shares of common stock that are exercisable within 60 days of June 30, 2020.

(13)	Includes options to purchase 490,627 shares of common stock that are exercisable within 60 days of June 30, 2020, held by 5 executive officers and directors, as described in notes (7) through (12) above.

Description of capital stock

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will be effective immediately upon the closing of this offering. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur immediately upon the closing of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

We were incorporated in October 2019. Pursuant to our corporate reorganization, all outstanding shares of preferred stock, common stock and profit certificates of iTeos Belgium SA were exchanged on a one-for-one basis for newly issued shares of our company and, as a result, iTeos Belgium SA became a wholly owned subsidiary of iTeos Therapeutics, Inc. Please see “Corporate reorganization” for more information.

General

Upon completion of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock will be undesignated.

As of March 31, 2020, 256,548 shares of our common stock were outstanding and held of record by nine stockholders, and 5,583,329 shares of Series A-1 preferred stock, 584,397 shares of Series A-2 preferred stock, 20,942,781 shares of Series B preferred stock and 44,453,477 shares of Series B-2 preferred stock were outstanding and held of record by 38 stockholders. This amount does not take into account the conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering.

Common stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred stock

Upon the completion of this offering, all outstanding shares of our preferred stock will be converted into 22,460,076 shares of our common stock. Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options

As of March 31, 2020, options to purchase 1,847,987 shares of common stock at a weighted-average exercise price of $4.20 per share were outstanding under our 2019 Plan.

Registration rights

Upon the completion of this offering, the holders of 22,784,045 shares of our common stock, including those issuable upon the conversion of preferred stock, will be entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of an amended and restated stockholders’ agreement between us, certain holders of our common stock and holders of our preferred stock. The amended and restated stockholders’ agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand registration rights

Beginning 180 days after the effective date of this registration statement, the holders of 22,784,045 shares of our common stock, including those issuable upon the conversion of shares of our preferred stock upon closing of this offering, are entitled to demand registration rights. Under the terms of the stockholders’ agreement, we will be required, upon the written request of holders of at least sixty percent of the shares of our Series B preferred stock and shares of our Series B-2 preferred stock then outstanding, to file a registration statement with respect to at least forty percent of the securities eligible for registration then outstanding (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $10 million), we will be required to file a registration statement covering all securities eligible for registration that our stockholders request to be included in such registration. We are required to effect only two registrations pursuant to this provision of the stockholders’ agreement.

Short-form registration rights

Pursuant to the amended and restated stockholders’ agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of stockholders holding at least ten percent of the shares of our Series B Preferred Stock and shares of our Series B-2 preferred stock then outstanding we will be required to file a Form S-3 registration statement with respect to outstanding securities of such stockholders having an anticipated aggregate offering, net of related fees and expenses, of at least $5 million. We are required to effect only two registrations in any twelve month period pursuant to this provision of the amended and restated stockholders’ agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback registration rights

Pursuant to the amended and restated stockholders’ agreement, if we register any of our securities either for our own account or for the account of other security holders, the holders of our common stock, including those issuable upon the conversion of our preferred stock, are entitled to include their shares in the registration. Subject to certain exceptions contained in the amended and restated stockholders’ agreement, we and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering.

Indemnification

Our amended and restated stockholders’ agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of registration rights

The demand registration rights and short-form registration rights granted under the amended and restated stockholders’ agreement will terminate upon the earliest of (i) the closing of a deemed liquidation event, as defined in our amended and restated certificate of incorporation (as currently in effect), (ii) at such time after this offering when all of a holder’s shares may be sold without restriction pursuant to Rule 144 within a three month period, or (iii) on the fifth anniversary of the completion of this offering.

Expenses

Ordinarily, other than underwriting discounts and commissions, we are generally required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, reasonable fees and disbursements of a counsel for the selling security holders and blue-sky fees and expenses.

Anti-takeover effects of Delaware law and certain provisions of our certificate of incorporation and amended and restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective immediately prior to the completion of this offering, will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies

Our amended and restated certificate of incorporation will provide for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation will also provide that directors may be removed only for cause and then only by the affirmative vote of the holders of or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No written consent of stockholders

Our amended and restated certificate of incorporation will provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements

Our amended and restated bylaws will establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures will provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws will specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to amended and restated certificate of incorporation and amended and restated bylaws

Any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our bylaws and certificate of incorporation must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the amended and restated bylaws; and may also be amended by the affirmative vote of at least two-thirds of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock

Our amended and restated certificate of incorporation will provide for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation will grant our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Delaware anti-takeover statute

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge, exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Choice of forum

Our amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any state law claim for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a breach of fiduciary duty by one or more of our directors, officers or employees, (iii) any action asserting a claim against us arising pursuant to the Delaware General Corporation Law or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. Our amended and restated bylaws will further provide that, unless we consent in writing to an alternate forum, the United States District Court for the District of Massachusetts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated bylaws. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation and bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Stock exchange listing

We have applied to list our common stock on The Nasdaq Global Market under the proposed trading symbol “ITOS.”

Transfer agent and registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Shares eligible for future sale

Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of June 30, 2020, upon the completion of this offering, 31,748,491 shares of our common stock will be outstanding, assuming the issuance of 8,900,000 shares offered by us in this offering, no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144 under the Securities Act, and substantially all such shares are subject to 180 day lock-up agreements with the underwriters for this offering. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares then outstanding, which will equal approximately 313,168 shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of March 31, 2020; or

•	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up agreements

We, all of our directors and officers and substantially all of our securityholders have agreed not to sell or otherwise transfer or dispose of any of our securities for a period of 180 days from the date of this prospectus, subject to certain exceptions. J.P. Morgan Securities LLC, SVB Leerink LLC and Piper Sandler & Co. may, in their sole discretion, permit early release of shares subject to the lock-up agreements. See the section entitled “Underwriting,” appearing elsewhere in this prospectus for more information.

Registration rights

Upon completion of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section entitled “Description of Capital Stock—Registration Rights” appearing elsewhere in this prospectus for more information.

Equity incentive plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. As of June 30, 2020, we estimate that such registration statement on Form S-8 will cover approximately 7,450,680 shares.

Material U.S. federal income tax considerations for non-U.S. holders

The following discussion is a summary of certain material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a nonresident alien individual;

•

a corporation or other organization taxable as a corporation for U.S. federal income tax purposes that is created or organized in or under laws other than the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is not subject to U.S. federal income tax on a net income basis; or

•

a trust the income of which is not subject to U.S. federal income tax on a net income basis and that (1) is not subject to the primary supervision of a court within the United States or over which no U.S. persons have authority to control all substantial decisions and (2) has not made an election to be treated as a U.S. person.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code, which is generally property held for investment.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any U.S. state, local or non-U.S. taxes, the alternative minimum tax, the Medicare contribution tax on net investment income, the rules regarding qualified small business stock within the meaning of Section 1202 of the Code, or any other aspect of any U.S. federal tax other than income and estate taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt or governmental organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	regulated investment companies;

•	pension plans;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	“qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund”;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

Distributions on our common stock

Distributions, if any, on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale or Other Taxable Disposition of Our Common Stock.” Any such distributions will also be subject to the discussions below under the sections titled “Backup Withholding and Information Reporting” and “Withholding and Information Reporting Requirements—FATCA.”

Subject to the discussion in the following two paragraphs in this section, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or a reduced rate specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a reduced rate specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or a successor form) to the applicable withholding agent and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.

Gain on sale or other taxable disposition of our common stock

Subject to the discussions below under “Backup Withholding and Information Reporting” and “Withholding and Information Reporting Requirements—FATCA,” a non-U.S. holder generally will not be subject to any U.S. federal income or withholding tax on any gain realized upon such holder’s sale or other taxable disposition of shares of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

we are, or have been, at any time during the five-year period preceding such sale or other taxable disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” as described below, unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup withholding and information reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.

Withholding and information reporting requirements—FATCA

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act (FATCA), generally impose a U.S. federal withholding tax at a rate of 30% on payments of dividends on, or, subject to the discussion of certain proposed U.S. Treasury regulations below, gross proceeds from the sale, or other disposition of, our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. However, the U.S. Treasury recently released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In the preamble to such proposed regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

Federal estate tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, our common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, SVB Leerink LLC and Piper Sandler & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
SVB Leerink LLC
Piper Sandler & Co.
Wedbush Securities Inc.

Total	8,900,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 1,335,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $2.9 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, or FINRA, up to $40,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, SVB Leerink LLC and Piper Sandler & Co. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; or (iii) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

Our directors and executive officers and substantially all of our securityholders, which are together referred to as the lock-up parties, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus, or the restricted period, may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC, SVB Leerink LLC and Piper Sandler & Co., (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant, which are collectively with the common stock referred to as the lock-up securities), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members or stockholders of the lock-up party; (vii) by operation of law, (viii) to us from an employee upon death, disability or termination of employment of such employee, (ix) as part of a sale of lock-up securities acquired in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period.

J.P. Morgan Securities LLC, SVB Leerink LLC and Piper Sandler & Co., in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our common stock approved for listing/quotation on The Nasdaq Global Market under the symbol “ITOS.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom, each referred to as a Relevant State, no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order, with all such persons together being referred to as relevant persons, or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the SFO, of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong), or the CO, or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

Each joint book-running manager has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each joint book-running manager has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;

(b)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Legal matters

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters relating to this offering will be passed upon for the underwriters by Cooley LLP, New York, New York.

Experts

The financial statements as of December 31, 2019 and 2018, and for the years then ended, included in this prospectus have been audited by Deloitte Bedrijfsrevisoren / Réviseurs d’Entreprises CVBA/SCRL, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 (File Number 333-239415) under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the completion of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov. We also maintain a website at https://www.iteostherapeutics.com/ and upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

Report of Independent Registered Public Accounting Firm

To the stockholders and the board of directors of iTeos Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iTeos Therapeutics, Inc. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ equity/deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL

Zaventem, Belgium

May 22, 2020 (July 20, 2020 as to the effects of the reverse stock split described in Note 14)

We have served as the Company’s auditor since 2017.

iTeos Therapeutics, Inc. and subsidiaries

Consolidated balance sheets

	December 31,
(in thousands, except share amounts)	2018	2019

Assets

Current assets:
Cash	$21,988	$19,868
Grants receivable	1,087	5,196
R&D tax credits receivable	71	133
Prepaid expenses and other current assets	526	879

Total current assets	23,672	26,076
Property and equipment, net	1,156	1,336
R&D tax credits receivable	2,319	2,917
Restricted cash	66	122
Other assets	178	293

Total assets	$27,391	$30,744

Liabilities, redeemable convertible preferred stock and stockholders’ deficit

Current liabilities:
Accounts payable	$1,367	$1,174
Accrued expenses and other current liabilities	1,995	4,262
Preferred stock tranche rights liability	861	5,400
Anti-dilution warrants liability	401	—
Deferred income	390	2,360

Total current liabilities	5,014	13,196
Grants repayable	1,366	1,397
Preferred stock tranche right liability	5,464	—
Other noncurrent liabilities	494	482

Total liabilities	12,338	15,075

Commitments and contingencies (Note 10)
Redeemable convertible preferred stock:
Series B preferred stock, $0.001 par value: 31,989,428 shares authorized; 20,942,781 and 10,900,376 shares issued and outstanding at December 31, 2019 and 2018, respectively; liquidation value of $53,175 at December 31, 2019	20,378	46,404
Series A-1 and A-2 preferred stock, $0.001 par value: 6,167,726 shares authorized, issued and outstanding; liquidation value of $7,114	5,353	5,353

Stockholders’ deficit:
Common stock, $0.001 par value, 50,000,000 shares authorized; 256,548 and 185,716 shares issued and outstanding at December 31, 2019 and 2018, respectively	87	1
Profit certificates (0 and 7,022 shares at December 31, 2019 and 2018, respectively)	11	—
Accumulated other comprehensive loss	(11)	(224)
Accumulated deficit	(10,765)	(35,865)

Total stockholders’ deficit	(10,678)	(36,088)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$27,391	$30,744

The accompanying notes are an integral part of these consolidated financial statements.

iTeos Therapeutics, Inc. and subsidiaries

Consolidated statements of operations and comprehensive loss

	Year ended December 31,
(in thousands, except share and per share amounts)	2018	2019

Operating expenses:
Research and development expenses	$17,189	$19,211
General and administrative expenses	4,312	8,837

Total operating expenses	21,501	28,048

Loss from operations	(21,501)	(28,048)

Other income and (expenses):
Grant income	2,928	3,989
R&D tax credits	756	790
Interest expense	(66)	—
Fair value adjustment for preferred stock tranche rights liability and anti-dilution warrants liability	(130)	1,019
Other expense, net	(33)	(85)

Loss before income tax expense	(18,046)	(22,335)
Income tax expense	11	119

Net loss	(18,057)	(22,454)
Cumulative dividends on Series A Preferred Stock	(427)	(427)
Accretion of redeemable convertible preferred stock to redemption value	(1,582)	(3,654)

Net loss attributable to common stockholders	$(20,066)	$(26,535)

Basic and diluted net loss per common share	$(108.05)	$(130.85)

Weighted-average common shares outstanding—basic and diluted	185,716	202,793

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)		$(2.99)

Pro forma weighted-average common shares used in net loss per share attributable to common stockholders—basic and diluted (unaudited)		7,510,702

Net loss	$(18,057)	$(22,454)
Foreign currency translation adjustments	(846)	(213)

Comprehensive loss	$(18,903)	$(22,667)

The accompanying notes are an integral part of these consolidated financial statements.

iTeos Therapeutics, Inc. and subsidiaries

Consolidated statements of redeemable convertible preferred stock and stockholders’ equity (deficit)

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Profit Certificates		Additional Paid- In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity (Deficit)
(in thousands except share amounts)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2017	5,915,792	$5,353	—	$—	185,716	$87	7,022	$11	$825	$835	$7,937	$9,695

Issuance of Series B Preferred Stock, net of issuance costs of $226	—	—	10,042,394	23,330	—	—	—	—	—	—	—	—
Allocation of Series B Preferred Stock value to preferred stock tranche rights liability and anti-dilution warrants liability				(6,547)	—	—	—	—	—	—	—	—
Conversion of convertible note to Series B Preferred Stock	—	—	857,982	2,013	—	—	—	—	—	—	—	—
Conversion of anti-dilution warrants to Series A Preferred Stock	251,934	—	—	—	—	—	—	—	—	—	—	—
Accretion of Series B Preferred Stock to redemption value	—	—	—	1,582	—	—	—	—	(937)	—	(645)	(1,582)
Stock-based compensation	—	—	—	—	—	—	—	—	112	—	—	112
Currency translation adjustment	—	—	—	—	—	—	—	—	—	(846)	—	(846)
Net loss	—	—	—	—	—	—	—	—	—	—	(18,057)	(18,057)

Balance at December 31, 2018	6,167,726	5,353	10,900,376	20,378	185,716	87	7,022	11	—	(11)	(10,765)	(10,678)

Issuance of Series B Preferred Stock	—	—	10,042,405	22,372	—	—	—	—	—	—	—	—
Accretion of Series B Preferred Stock to redemption value	—	—	—	3,654	—	—	—	—	(1,008)	—	(2,646)	(3,654)
Exercise of stock options	—	—	—	—	—	—	63,810	102	—	—	—	102
Effects of Share Exchange transaction	—	—	—	—	70,832	(86)	(70,832)	(113)	199	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	809	—	—	809
Currency translation adjustment	—	—	—	—	—	—	—	—	—	(213)	—	(213)
Net loss	—	—	—	—	—	—	—	—	—	—	(22,454)	(22,454)

Balance at December 31, 2019	6,167,726	$5,353	20,942,781	$46,404	256,548	$1	—	$—	$—	$(224)	$(35,865)	$(36,088)

The accompanying notes are an integral part of these consolidated financial statements.

iTeos Therapeutics, Inc. and subsidiaries

Consolidated statements of cash flows

	Year Ended December 31,
(in thousands)	2018	2019

Cash flows from operating activities
Net loss	$(18,057)	$(22,454)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	505	611
Interest accrued on convertible loan	66	—
Stock-based compensation	112	809
Fair value adjustment for preferred stock tranche rights liability and anti-dilution warrants liability	130	(1,019)
Deferred rent	3	(10)
Changes in operating assets and liabilities:
Accounts receivable	1,087	—
Grants receivable	(664)	(4,136)
R&D tax credits receivable	(754)	(718)
Prepaid expenses and other current assets	41	(365)
Other assets	(2)	(12)
Accounts payable	(133)	(155)
Accrued expenses and other liabilities	105	2,325
Deferred income	(1,536)	1,979

Net cash used in operating activities	(19,097)	(23,145)

Cash flows from investing activities
Purchase of property and equipment	(226)	(721)
Purchase other assets	(73)	(205)

Net cash used in investing activities	(299)	(926)

Cash flows from financing activities
Proceeds from issuance of Series B Preferred Stock	23,556	22,372
Proceeds from issuance of profit certificates upon option exercises	—	102
Payment of issuance costs on Series B Preferred Stock	(226)	—
Proceeds from grants repayable	178	65

Net cash provided by financing activities	23,508	22,539

Effects of exchange rate changes on cash and restricted cash	(875)	(532)

Net (decrease) increase in cash and restricted cash	3,237	(2,064)
Cash and restricted cash at beginning of year	18,817	22,054

Cash and restricted cash at end of year	$22,054	$19,990

Non-cash investing and financing activities
Conversion of convertible loan to Series B Preferred Stock	$2,013	$—
Accretion of Series B Preferred Stock to redemption value	$1,582	$3,654

Supplemental disclosure of cash flows
Cash paid for interest	$29	$63
Cash paid for taxes	$2	$23

The accompanying notes are an integral part of these consolidated financial statements.

iTeos Therapeutics, Inc.

Notes to consolidated financial statements

Note 1. Organization

Description of business

iTeos Therapeutics, Inc. (iTeos Inc. or the Company), a Delaware corporation headquartered in Cambridge, Massachusetts (incorporated on October 4, 2019), is the successor to iTeos Belgium SA (iTeos Belgium) a company organized under the laws of Belgium in 2011 and headquartered in Charleroi, Belgium. The Company is a clinical stage biopharmaceutical company that focuses on developing cancer immunotherapies by targeting key mechanisms of immunosuppression in the tumor microenvironment. The most advanced clinical program is EOS-850, a small molecule antagonist of A2AR, which is currently in an open-label Phase 1/2a clinical trial in adult patients and the second clinical program is EOS-448, an antibody directed to TIGIT, which entered a Phase 1/2a clinical trials in February 2020. The Company also has a preclinical pipeline targeting additional mechanisms.

Corporate reorganization

On October 4, 2019, the Company completed a corporate reorganization in which iTeos Inc., iTeos Belgium, and the stockholders of iTeos Belgium entered into an Equity Contribution and Exchange Agreement (Share Exchange), pursuant to which all outstanding shares of preferred stock, common stock and profit certificates of iTeos Belgium were exchanged on a one-for-one basis for newly issued shares of iTeos Inc. iTeos Inc. was a newly-formed holding company, and as a result of the Share Exchange, iTeos Belgium became a wholly owned subsidiary of iTeos Inc. iTeos Therapeutics U.S. Inc. (iTeos U.S.) included the Company’s U.S. operations and was located in Cambridge, Massachusetts. iTeos U.S., which was a wholly owned subsidiary of iTeos Belgium prior to the Share Exchange, continued to be a wholly owned subsidiary of iTeos Belgium throughout 2019. On February 28, 2020, iTeos Inc. purchased iTeos U.S. from iTeos Belgium and then the entities effectively merged.

The Share Exchange was accounted for in accordance with the Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 805-50, Business Combinations – Related Issues. The Company evaluated the guidance in ASC 805-50 with respect to the transaction between entities under common control and concluded that since all shareholders of iTeos Inc. and iTeos Belgium have nearly identical ownership percentages and interests before and after the transaction, the Share Exchange lacks economic substance and represents a transaction between entities with common ownership and should be accounted for in a manner consistent with common control transactions and did not result in a change in control at the ultimate parent or the controlling shareholder level.

Note 2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP).

Principles of consolidation

The consolidated financial statements include the Company’s accounts and those of its wholly owned subsidiaries. All intercompany accounts, transactions and balances have been eliminated.

Share exchange

Transactions among entities under common ownership are accounted for similar to common control transactions if they lack economic substance; therefore, they are not accounted for at fair value. Rather, they are accounted for at the carrying amount of the net assets or equity interests transferred. As a result, the financial position and the results of operations of iTeos Inc. and iTeos Belgium are presented as consolidated for all periods presented in these accompanying consolidated financial statements.

Going concern

Since inception, the Company’s activities have consisted primarily of performing research and development to advance its product candidates. The Company is still in the development phase and has not been marketing any developed products to-date. Through December 31, 2019, the Company has funded its operations with proceeds from sales of redeemable convertible preferred stock, collaboration and licensing agreements, grants and borrowings under various agreements with foreign public funding agencies. Since inception, the Company has incurred recurring losses, including a net loss of $22.5 million for the year ended December 31, 2019. As of December 31, 2019, the Company had an accumulated deficit of $35.9 million. The Company expects to continue to generate operating losses in the foreseeable future. As of May 22, 2020, the issuance date of the consolidated financial statements for the year ended December 31, 2019, the Company expected that its cash would be sufficient, combined with the $125 million of capital raised from the issuance of Series B-2 Preferred Stock on March 24, 2020, to fund its operating expenses, capital expenditure requirements and debt service payments through at least 12 months from the issuance date of the consolidated financial statements.

The Company will seek additional funding in order to reach its development and commercialization objectives. The Company will seek funds either through an initial public offering or further private equity financings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. The Company may not be able to obtain funding on acceptable terms, or at all, and the Company may not be able to enter into collaborations or other arrangements. The terms of any funding may adversely affect the holdings or the rights of the Company’s stockholders. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The consolidated financial statements do not reflect any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary if the Company is unable to continue as a going concern.

Foreign currency, currency translation and comprehensive loss

The reporting currency of the consolidated financial statements is the U.S. dollar (USD). The functional currency for iTeos Belgium is the euro and the functional currency for iTeos Inc. and iTeos U.S. is the USD.

For the period prior to the Share Exchange (October 4, 2019), the redeemable convertible preferred stock and stockholders’ equity reflected the outstanding shares of iTeos Belgium and were denominated in euro. Therefore, as of December 31, 2018 only:

•

The assets, liabilities and Series B Preferred Stock of iTeos Belgium are translated into USD at the exchange rate in effect on the balance sheet date. The Series B Preferred Stock was translated at current exchange rates as it was probable of becoming redeemable solely due to the passage of time.

•

The Series A Preferred Stock and the remainder of the equity balances, other than retained earnings, are translated at historical exchange rates. Series A Preferred Stock was translated at the historical exchange rate as it was not currently redeemable, nor probable of becoming redeemable.

Income items and expenses are translated at the average exchange rate in effect during the period. Unrealized translation gains and losses are recorded as a cumulative translation adjustment, which is included in the Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity/Deficit as a component of Accumulated other comprehensive loss. Adjustments that arise from exchange rate changes on transactions denominated in a currency other than the local currency are included in Other expense, net in the Consolidated Statements of Operations and Comprehensive Loss as settled.

Comprehensive loss is defined as a change in equity of a business enterprise during a period, resulting from transactions from non-owner sources. The Company had unrealized losses from foreign currency translation of iTeos Belgium during the years ended December 31, 2018 and 2019, which meets the criteria as other comprehensive loss and, therefore, the Company has reported comprehensive loss and net loss.

Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses, as well as the related disclosures of contingent assets and liabilities. Estimates are used to determine the fair value of the preferred stock tranche rights liability and anti-dilution warrants liability, the fair value of profit certificates, common stock and stock-based awards and other issuances, accruals for research and development costs, useful lives of long-lived assets, probability of repayment for grants repayable, and uncertain tax positions. Actual results could differ materially from the Company’s estimates.

Risk and uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, uncertainty of results of clinical trials and reaching milestones, uncertainty of regulatory approval of the Company’s potential drug candidates, uncertainty of market acceptance of the Company’s product candidates, competition from substitute products and larger companies, securing and protecting proprietary technology, strategic relationships and dependence on key individuals and sole source suppliers. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities and may not ultimately lead to a marketing approval and commercialization of a product. Even if the Company’s drug development efforts are successful, it is uncertain if and when the Company will realize significant revenue from product sales.

The Company’s product candidates require approvals from the U.S. Food and Drug Administration (FDA) and comparable foreign regulatory agencies prior to commercial sales in their respective jurisdictions. There can be no assurance that any product candidates will receive the necessary approvals. If the Company was denied approval, approval was delayed or the Company was unable to maintain approval for any product candidate, it could have a materially adverse impact on the Company.

Restricted cash

Restricted cash at December 31, 2018 and 2019, comprises cash balances primarily held as security in connection with the Company’s facility lease agreements and are included in long term assets on its consolidated balance sheets.

Fair value measurements

Fair value accounting is applied for all financial assets and liabilities. The carrying amount of the Company’s financial instruments, including grants receivable, R&D credits receivable—current, accounts payable, accrued expenses and other current liabilities approximate fair value due to the short-term duration of those instruments. The carrying amounts of long-term R&D credits receivable and grants repayable approximate fair value due to low local market interest rates.

The Company is required to disclose information regarding all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. FASB ASC Topic 820, Fair Value Measurement and Disclosures (ASC 820), established a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the financial instrument based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the financial instrument and are developed based on the best information available in the circumstances.

The accounting standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

•	Level 1—Quoted prices in active markets that are accessible at the market date for identical unrestricted assets or liabilities.

•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs for which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Financial instruments measured at fair value on a recurring basis include preferred stock tranche rights liabilities and anti-dilution warrants liabilities (Note 8).

The fair value of preferred stock tranche rights liabilities, and anti-dilution warrants liabilities were determined based on Level 3 inputs as described in Note 3 and Note 8. An entity may elect to measure many financial instruments and certain other items at fair value at specified election dates. The Company did not elect to measure any additional financial instruments or other items at fair value.

There have been no changes to the valuation methods utilized by the Company during the years ended December 31, 2018 and 2019. The Company evaluates transfers between levels at the end of each reporting period. There were no transfers of financial instruments between levels during the years ended December 31, 2018 and 2019.

Concentration of credit risk

As of December 31, 2018 and 2019, the Company’s cash consisted primarily of cash balances held in euro in accounts with European banks in excess of publicly insured limits. The Company does not believe it is subject to unusual credit risk associated with commercial banking relationships.

R&D tax credits

iTeos Belgium is considered a biotech company in Belgium and therefore qualifies for a cash-based tax credit on research and development (R&D) expenses. The R&D tax credit is calculated based on a percentage of eligible R&D expenses defined by the Belgian government for each fiscal year (13.5% for 2018 and 2019) and then applying the effective tax rate to that result. Under current tax laws, the R&D tax credits are refundable if the Company is unable to use the credits to offset income taxes for the five subsequent tax years. The Company records a receivable and other income as the eligible R&D expenses are incurred, as it is reasonably assured that the R&D tax credit will be received, based upon their history of filing for the tax credits. R&D tax credits receivable where cash is expected to be received by the Company more than one year after the balance sheet date are classified as noncurrent in the consolidated balance sheets.

Property and equipment

Property and equipment, including leasehold improvements, are stated at cost and depreciated when placed into service using the straight-line method over the estimated useful lives as follows:

Asset	Estimated Useful Life
Computer equipment and software	3 years
Furniture, fixtures and other	5 years
Scientific equipment	5 – 6 years
Leasehold improvements	Shorter of useful life or term of lease

Upon retirement or sale, the cost and related accumulated depreciation are removed from the consolidated balance sheets and the resulting gain or loss is reflected in the consolidated statements of operations and comprehensive loss.

Impairment of long-lived assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment charge would be recorded when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows or other appropriate measures of fair value. As there were no indicators of impairment, the Company did not recognize any impairment charges for the years ended December 31, 2018 and 2019.

Deferred offering costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of an equity financing, these costs are recorded as a reduction of the common or preferred stock generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of operations and comprehensive loss. Total issuance costs offset against preferred stock were $0.4 million as of December 31, 2018 and 2019.

Revenue recognition

From time to time, the Company may generate revenue from license and collaboration agreements for the development and commercialization of its product candidates. License agreements may include non-refundable upfront research and development fees and milestone payments based on achievement of defined development, regulatory and sales targets, and royalties on sales of commercialized products.

The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that are within the scope of ASC 606, the Company performs the following five steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated standalone selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer.

Research and development expenses

Research and development costs are expensed as incurred. Research and development expenses consist of personnel costs for the Company’s research and product development employees, as well as non-personnel costs such as facilities and overhead costs attributable to research and development, and professional fees payable to third parties for preclinical and clinical studies and research services, clinical trial costs, laboratory supplies and equipment maintenance, and other consulting costs.

The Company estimates preclinical and clinical study and research expenses based on the services performed, pursuant to contracts with research institutions that conduct and manage preclinical and clinical studies and research services on its behalf. The Company estimates these expenses based on discussions with internal management personnel and external service providers as to the progress or stage of completion of services and the contracted fees to be paid for such services. If the actual timing of the performance of services or the level of effort varies from the original estimates, the Company will adjust the accrual accordingly. When third-party service providers’ billing terms do not coincide with the Company’s period-end, the Company is required to make estimates of its obligations to those third parties, including clinical trial and pharmaceutical development costs, contractual services costs and costs for supply of its drug candidates, incurred in a given accounting period and record accruals at the end of the period. The Company bases its estimates on its knowledge of the research and development programs, services performed for the period, history for related activities and the expected duration of the third-party service contract, where applicable. Payments associated with licensing agreements to acquire exclusive licenses to develop, use, manufacture and commercialize products that have not reached technological feasibility and do not have alternate commercial use are expensed as incurred. Payments made to third parties under these arrangements in advance of the performance of the related services by the third parties are recorded as prepaid expenses until the services are rendered.

Government grant funding and potential repayment commitments under recoverable cash advance grants (RCAs)

The Company has agreements with granting agencies whereby the Company receives funding under grants which partially or fully reimburse the Company for qualifying research and development expenditures. Certain grant agreements require the Company to repay the funding depending on whether the Company decides to pursue commercial development or out licensing of any drug candidate that is produced from the research program. The repayment provision includes a portion that is repayable in fixed annual installments (corresponding to 30% of the grant), which is effective unless the Company decides not to pursue commercial development or out licensing of the drug candidate. The repayment provision also includes a potential obligation to pay a royalty that is contingent upon achieving sales of a product developed through the program. The maximum amount repayable to the granting agency under each grant, including the fixed repayments, the royalty on revenue, and the interest thereon, is twice the amount of funding received.

Grant funding for research and development received under grant agreements where there is no obligation to repay is recognized as grant income in the period during which the related qualifying expenses are incurred, based on the applicable reimbursement percentage, provided that the grants are fully approved by the granting agencies and the conditions under which the grants were provided have been met.

Grant funding for research and development received under grant agreements where there is a repayment provision is recognized as grant income to the extent there is no potential obligation to repay this funding. The Company records the present value of the liability of the portion of funding relating to fixed repayment upon receipt in the consolidated balance sheets. The grant repayable is subsequently recorded at amortized cost.

The Company assesses whether there is an obligation to make a royalty payment based on the probability of successful completion of the research and development and future sales and commercial success of the drug candidate.

Grant funding that has been received by the Company in advance of incurring qualifying expenses is recorded as deferred income. Grant income recognized upon incurring qualifying expenses in advance of receipt of grant funding is recorded in the consolidated balance sheets as grants receivable.

Leases

The Company records rent expense on a straight-line basis over the life of the lease. In cases of escalating rental payments, the Company records rent expense on a straight-line basis with an offset to deferred rent liability.

Stock-based compensation

The Company accounts for stock-based compensation arrangements with employees in accordance with ASC 718, Stock Compensation. Stock-based awards granted are in the form of stock options. Stock options granted by iTeos Belgium were referred to as warrants in the agreements and were exercisable into profit certificates (economically similar to common stock) with time-based vesting. Stock options granted by iTeos Inc. are exercisable into common stock. ASC 718 requires the recognition of stock-based compensation expense, using a fair value-based method, for costs related to all stock options granted. The Company’s determination of the fair value of stock options with time-based vesting on the date of grant utilizes the Black-Scholes option-pricing model, and is impacted by the estimated fair value of its common stock as well as other variables including, but not limited to, the expected term that stock options will remain outstanding, the expected common stock price volatility over the term of the stock option, risk-free interest rates and expected dividends.

The fair value of stock options is recognized over the period during which an optionee is required to provide services in exchange for the stock option award, known as the requisite service period (usually the vesting period) on a straight-line basis. Stock-based compensation expense is recognized based on the fair value determined on the date of grant and is reduced for forfeitures as they occur. For stock options granted to recipients in Belgium, option holders have a period of time (no longer than 60 days) to accept their awards. Accordingly, the grant date is determined based on the date of acceptance, as that is the point when a mutual understanding of the key terms of the awards are established.

The Company classifies stock-based compensation expense in its statement of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

Equity instruments issued to non-employees are accounted for in accordance with Account Standards Update (ASU) 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. Non-employee stock-based compensation expense was not material for the years ended December 31, 2018 and 2019.

Estimating the fair value of stock options as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop.

The Company lacks a sufficient history of company-specific historical and implied volatility information for its shares. Therefore, it estimates its expected share price volatility based on the historical volatility of publicly traded peer companies. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common shares and does not expect to pay any cash dividends in the foreseeable future.

Preferred stock

The Company records all shares of preferred stock at their respective fair values less issuance costs on the dates of issuance. The preferred stock is recorded outside of stockholders’ deficit because, in the event of certain deemed liquidation events, which are events that are not considered solely within the Company’s control, such as a merger, acquisition or sale of all or substantially all of the Company’s assets, the preferred stock will become redeemable. Further, preferred stock is recorded outside of stockholders’ deficit as temporary equity in the accompanying balance sheets because it becomes redeemable due to the passage of time (Series B Preferred Stock only) or could become redeemable due to certain change of control clauses that are outside of the Company’s control. In the event of a change of control of the Company, proceeds received from the sale of such shares will be distributed in accordance with the liquidation preferences set forth in the Company’s Shareholders’ Agreement unless the holders of preferred stock have converted their shares of convertible preferred stock into shares of common stock.

When the preferred stock is considered either currently redeemable or probable of becoming redeemable, the Company has selected a policy of accreting the carrying value to the redemption amount over time. As the Series B Preferred Stock is considered probable of becoming redeemable solely due to the passage of time (see Redemption Rights section of Note 7), and since the liquidation preference formula includes 6% cumulative dividends, the Company is accreting the Series B Preferred Stock to its estimated redemption amount based on the 6% annual dividend using the interest method. When the preferred stock is not considered either currently redeemable or probable of becoming redeemable, the Company does not accrete the value until which point the contingency is probable of occurring.

The Company determined that the right granted to the investors of Series B Preferred Stock to purchase additional stock at the original issuance price in two subsequent closings and the anti-dilution warrants, which were issued as part of the Series A and Series B Preferred Stock Subscription Agreements are considered freestanding financial instruments and are accounted for as liabilities under ASC 480. They are reported at fair value at inception with an allocation of the proceeds from the preferred stock issuance and are remeasured at fair value at each reporting date until settlement, with the changes in fair value included in the other income and expense section of the consolidated statements of operations and comprehensive loss.

Derivatives

Upon issuing financial instruments, the Company assesses whether the nature of the host contract and considers whether any of the features embedded within the financial instrument could be considered derivatives that require bifurcation. In determining whether the embedded features represent derivatives that could require bifurcation, the Company assesses whether the economic characteristics of embedded features are not clearly and closely related to the economic characteristics of the remaining component of the financial instruments (i.e., the host contracts), whether the instrument is measured at fair value with changes in fair value reported in earnings as they occur and whether a separate, non-embedded instrument with the same terms as the embedded instruments would meet the definition of a derivative instrument. When it is determined that all of the criteria above are met, the embedded derivative is separated from the host contract and carried at fair value with any changes in fair value recorded in current period earnings.

Income taxes

The Company provides for income taxes under the asset and liability method. Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and net operating loss and credit carryforwards, and are measured using the enacted tax rates and laws that will be in effect when such items are expected to reverse. Deferred income tax assets are reduced, as necessary, by a valuation allowance when management determines it is more likely than not that some or all of the tax benefits will not be realized.

The Company accounts for uncertain tax positions in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. The Company assesses all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and the Company will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

The Company includes any penalties and interest expense related to income taxes as a component of other expense and interest expense, net, as necessary.

Segment information

Operating segments are defined as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision maker (CODM) in deciding how to allocate resources and in assessing operating performance. The Company’s CODM is the Chief Executive Officer. The Company views its operations and manages its business in one operating segment, the business of developing cancer immunotherapies.

Net loss per share attributable to common stockholders

Basic net loss per share and diluted net loss per share are computed using the weighted-average number of shares of common stock outstanding for the period. Net loss per share attributable to common stockholders is calculated using the two-class method, which is an earnings allocation formula that determines net loss per share for the holders of shares of the Company’s common stock and participating securities. The Company’s Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock contain participation rights in any dividend paid by the Company as well as residuals in liquidation and are deemed to be participating securities. The participating securities do not include a contractual obligation to share in losses of the Company and are not included in the calculation of net loss per share in the periods in which a net loss is recorded.

Except where the result would be antidilutive to net income (loss), diluted net income per share is computed assuming the exercise of common stock options and the conversion of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock.

Recently adopted accounting standards updates

The Jumpstart our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as the Company to take advantage of an extended transition period to comply with new or revised accounting standards. This allows an emerging growth company to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected this exemption from new or revised accounting standards. The Company has, however, elected to early-adopt certain new or revised accounting standards as of dates that may or may not coincide with the effective dates of public companies.

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The new guidance is effective for entities other than public business entities for fiscal years beginning after December 15, 2019. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Company elected to early adopt this standard effective January 1, 2017. The adoption of this ASU did not have a material impact on The Company’s consolidated financial statements.

In March of 2018, the FASB issued ASU 2018-05 —Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (ASU 2018-05), which amends the FASB Accounting Standards Codification and XBRL Taxonomy based on the Tax Cuts and Jobs Act (the Act) that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 (SAB 118) that was released by the Securities and Exchange Commission. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Company has evaluated the impact of the Act as well as the guidance of SAB 118 and incorporated the changes into the determination of a reasonable estimate of its deferred tax liability and appropriate disclosures in the notes to our financial statements (See Note 9).

In November 2015, the FASB issued Accounting Standards Update (ASU) No. 2015-17 (Topic 740), Balance Sheet Classification of Deferred Taxes. ASU 2015-17 requires deferred tax liabilities and assets to be classified as noncurrent in the consolidated balance sheets. For public entities, the standard will be effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For entities other than public entities, the standard is effective for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018. Early adoption is permitted for financial statements that have not been previously issued. The ASU may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company adopted this ASU effective January 1, 2018 on a retrospective basis and the adoption had no impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18 (Topic 230), Restricted Cash, Statement of Cash Flows. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash and, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statement of cash flows. For entities other than public entities, the standard is effective for fiscal years beginning after December 15, 2018 and interim periods beginning after December 15, 2019. Early adoption is permitted. The amendments in this ASU should be applied using a retrospective transition method to each period presented. The early adoption of this standard effective January 1, 2018 did not have a material impact on the Company’s consolidated financial statements.

Recently issued accounting standards and updates not yet effective

In February 2016 the FASB issued ASU No. 2016-02, Leases (Topic 842). This standard established a right-of-use model that requires all lessees to recognize right-of-use assets and liabilities on their balance sheet that arise from leases with terms longer than 12 months as well as provide disclosures with respect to certain qualitative and quantitative information related to their leasing arrangements. This standard becomes effective for us on January 1, 2021. The FASB has subsequently issued the following amendments to ASU 2016-02, which have the same effective date and transition date of January 1, 2019, and which the Company collectively refers to as the new leasing standards:

•

ASU No. 2018-01, Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842, which permits an entity to elect an optional transition practical expedient to not evaluate under Topic 842 land easements that exist or expired prior to adoption of Topic 842 and that were not previously accounted for as leases under the prior standard, ASC 840, Leases.

•	ASU No. 2018-10, Codification Improvements to Topic 842, Leases, which amends certain narrow aspects of the guidance issued in ASU 2016-02.

•

ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, which allows for a transition approach to initially apply ASU 2016-02 at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption as well as an additional practical expedient for lessors to not separate non-lease components from the associated lease component.

•	ASU No. 2018-20, Narrow-Scope Improvements for Lessors, which contains certain narrow scope improvements to the guidance issued in ASU 2016-02.

The Company plans to adopt the new leasing standards on January 1, 2021, using a modified retrospective transition approach to be applied to leases existing as of, or entered into after, January 1, 2021. The Company is reviewing its existing lease contracts and the impact of the new leasing standards on its consolidated results of operations, financial position and disclosures.

In August 2018 the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement. This standard modifies certain disclosure requirements on fair value measurements. This standard will be effective for the Company on January 1, 2020. The adoption of this standard did not have a material impact on the Company’s disclosures.

In November 2018 the FASB issued ASU No. 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606. This standard makes targeted improvements for collaborative arrangements as follows:

•

Clarifies that certain transactions between collaborative arrangement participants should be accounted for as revenue under ASC 606, Revenue from Contracts with Customers, when the collaborative arrangement participant is a customer in the context of a unit of account. In those situations, all the guidance in ASC 606 should be applied, including recognition, measurement, presentation and disclosure requirements;

•

Adds unit-of-account guidance to ASC 808, Collaborative Arrangements, to align with the guidance in ASC 606 (that is, a distinct good or service) when an entity is assessing whether the collaborative arrangement or a part of the arrangement is within the scope of ASC 606; and

•

Requires that in a transaction with a collaborative arrangement participant that is not directly related to sales to third parties, presenting that transaction together with revenue recognized under ASC 606 is precluded if the collaborative arrangement participant is not a customer.

This standard became effective for the Company on January 1, 2020. The adoption of this standard did not have a material impact on the Company’s consolidated financial position and results of operations.

In June 2016 the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This standard requires that credit losses be reported using an expected losses model rather than the incurred losses model that is currently used, and establishes additional disclosures related to credit risks. For available-for-sale debt securities with unrealized losses, this standard now requires allowances to be recorded instead of reducing the amortized cost of the investment. This standard will be effective for the Company on January 1, 2023. The Company is currently evaluating the potential impact that this standard may have on its consolidated financial position and results of operations.

Note 3. Fair value measurements

Certain of the Company’s assets and liabilities are recorded at fair value, as described below.

The fair value of the Series B Preferred Stock Tranche Rights Liability (see Note 7) was estimated using a probability-weighted present value of the benefit of investment with the following significant unobservable inputs (Level 3):

	Valuation Dates
	June 11, 2018 (inception date)	December 31, 2018	April 29, 2019 (tranche 2 settlement date)	December 31, 2019
Implied equity value (in millions)	€28.3 ($33.3)	€30.8 ($35.4)	€54.1 ($60.5)	$74.4

Probability of success of reaching necessary milestone:
Tranche 2 milestone	80% by June 30, 2019	85% by March 31, 2019	100% by April 30, 2019	N/A
Tranche 3 milestone (by March 31, 2020)	90%	90%	90%	90%
Expected industry return over period during which milestones are expected to be achieved	15.0%	15.0%	15.0%	15.0%
Risk-free interest rate	2.5%	2.5%	2.8%	2.3%

The Series A Preferred Stock and Series B Preferred Stock (see Note 7) were issued with anti-dilution warrants. The fair values at January 1, 2018 (Series A Preferred Stock) and June 11, 2018 (Series B Preferred Stock), were estimated using a Monte Carlo simulation model with the following significant unobservable inputs:

•	Annual volatility of 114.7%
•	Risk-free rate of 2.56%
•	Starting equity value of €28.3 million ($33.3 million)
•	Timing of future fund raise—June 2020
•	Amount of future fund raise—€30 million ($34.4 million)
•	Timing of liquidity event—December 2020

Accordingly, the anti-dilution warrants are classified as Level 3 in the fair value hierarchy. Due to the Share Exchange transaction on October 4, 2019 (see Note 7), there was no value to the anti-dilution warrants at December 31, 2019.

During the periods presented, the Company has not changed the manner in which it values assets and liabilities that are measured at fair value. The Company recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers within the hierarchy during the years ended December 31, 2018 and 2019. The following tables set forth the Company’s financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy:

	December 31, 2019
(in thousands)	Level 1	Level 2	Level 3	Total
Preferred stock tranche rights liability	$—	$—	$5,400	$5,400
Series A & B preferred stock anti-dilution warrants	—	—	—	—

Total	$—	$—	$5,400	$5,400

	December 31, 2018
(in thousands)	Level 1	Level 2	Level 3	Total
Preferred stock tranche rights liability	$—	$—	$6,325	$6,325
Series A & B preferred stock anti-dilution warrants	—	—	401	401

Total	$—	$—	$6,726	$6,726

The following table presents changes during the years ended December 31, 2018 and 2019 in Level 3 liabilities measured at fair value on a recurring basis:

(in thousands)	Preferred Stock Tranche Rights Liability	Series B Anti- Dilution Warrants	Series A Anti- Dilution Warrants
Balances at January 1, 2018	$—	$—	$228
Issuance of Series B preferred stock on June 11, 2018	6,360	186	—
Change in estimated fair value	130	—	—
Effects of exchange rate changes	(165)	(4)	(9)

Balances at December 31, 2018	6,325	182	219
Elimination of warrants through Share Exchange		(182)	(219)
Change in estimated fair value	(618)	—	—
Effects of exchange rate changes	(307)

Balances at December 31, 2019	$5,400	$—	$—

The following is a reconciliation of the amounts in the table above to the fair value adjustment for tranche rights and warrants amounts included in the consolidated statements of operations and comprehensive loss:

	Year Ended December 31,
(in thousands)	2018	2019
Elimination of Series B anti-dilution warrants	$—	$(182)
Elimination of Series A anti-dilution warrants	—	(219)
Change in estimated fair value	130	(618)

Total included in earnings	$130	$(1,019)

The above fair value measurements are sensitive to changes in the underlying unobservable inputs. A change in those inputs could result in a significantly higher or lower fair value measurement.

There were no derivatives as of December 31, 2018 and 2019. The other non-financial assets like property and equipment and intangibles are measured at Level 3 when there is an indicator of impairment and recorded at fair value when an impairment charge is recognized.

Note 4. Consolidated balance sheet components

Property and equipment

Property and equipment, net consisted of the following:

	December 31,
(in thousands)	2018	2019
Scientific equipment	$1,719	$2,300
Furniture & office equipment	285	346
Leasehold improvements	756	771

Total	2,760	3,417
Accumulated depreciation and amortization	(1,604)	(2,081)

Property & equipment, net	$1,156	$1,336

Depreciation and amortization expense was $0.5 million and $0.6 million for the years ended December 31, 2018 and 2019, respectively.

Accrued expenses and other current liabilities

Accrued liabilities consisted of the following:

	December 31,
(in thousands)	2018	2019
Accrued clinical trial costs	$702	$2,683
Accrued personnel costs	1,220	1,409
Accrued professional fees	17	30
Accrued other	56	140

Total accrued expenses and other current liabilities	$1,995	$4,262

Note 5. License and collaboration agreements

Adimab

In January 2017, the Company entered into a collaboration agreement (as amended, the Adimab Agreement) with Adimab, LLC, (Adimab). Adimab has developed an antibody discovery and optimization technology platform. This collaboration enables the Company’s research and development efforts on discovery and optimization of new antibodies against immuno-oncology targets the Company may identify.

Under the terms of the Adimab Agreement, Adimab has granted the Company a worldwide, non-exclusive research license for a one-year research term period and evaluation period for up to 18 months per research program. The Company is required to use commercially reasonable efforts to perform its research activities under the Adimab Agreement and, if the Company exercises its right to obtain a development and commercialization license, the Company is required to use commercially reasonable efforts to pursue development and commercialization of a product directed to the applicable target. Under the terms of the Adimab Agreement, the Company granted Adimab a worldwide, non-exclusive license under all its patents and know-how that are reasonably necessary or useful for Adimab to perform its research activities under the Adimab Agreement.

Payment terms to Adimab include a one-time upfront technology access fee in the tens of thousands and payments for research support. Adimab is entitled to additional fees of up to a maximum of $0.4 million on a program-by-program basis for the achievement of certain technical milestones, one of which was met and the Company paid $0.2 million in April 2017. Upon its exercise of an option for an exclusive development and commercialization license, with respect to a target, the Company is required to make a low single digit million-dollar payment to Adimab for each exercised option. For example, in August 2018, the Company paid a $1.0 million nonrefundable fee to exercise an option to acquire certain licenses from Adimab. One of the antibodies licensed under the Adimab Agreement is what the Company now refers to as EOS-448. In addition, on a per target basis, the Company may be required to pay development, regulatory and commercial milestones totaling up to an aggregate of $42.8 million for the first three products and additional milestone payments up to $13.5 million for each additional product. The Company will pay Adimab low to mid single-digit percentage royalties on a country-by-country and product-by-product basis, on worldwide net product sales of licensed products. Such royalties are payable until the later of (i) expiration of the last valid claim of a licensed patent right that covers such licensed product in such country, and (ii) ten years following the first commercial sale of such licensed product in such country. To date, the Company has paid a total of approximately $3.4 million to Adimab pursuant to the Adimab Agreement.

Adimab controls the filing, prosecution, maintenance and enforcement of the intellectual property that it licenses to the Company under the Adimab Agreement. The Company has the right to enforce such licensed intellectual property against infringement if the infringement is competitive with the Company’s licensed products and Adimab does not pursue enforcement. The Company controls the filing, prosecution, maintenance and enforcement of the intellectual property the Company licenses to Adimab under the Adimab Agreement and all program antibody patents.

The term of the Adimab Agreement will continue until the last to expire royalty term on a product-by-product and country-by-country basis if the Company exercises its option, or in the event no option is exercised, the conclusion of the last-to-expire evaluation term, unless terminated earlier by either party. Each party has the right to terminate the Adimab Agreement due to the other party’s uncured material breach or the Company’s abandonment of the product.

As of December 31, 2019, the likelihood of reaching an additional milestone (dosing of first patient for Phase 1 clinical trial) requiring the payment of $1.0 million in 2020 was deemed probable and was included in research and development expenses for the year ended December 31, 2019, and included in accrued expenses in the consolidated balance sheet at December 31, 2019. The likelihood of reaching other milestones was not deemed probable.

MSD International GmbH

On December 10, 2019, the Company entered into a Clinical Trial Collaboration and Supply Agreement (the MSD Agreement) with MSD International GmbH (MSD), a subsidiary of Merck & Co., Inc. Under the MSD Agreement, the Company will conduct a clinical trial in which both the Company’s compound and MSD’s compound will be dosed in combination. The Company will conduct the clinical trial at their own cost and MSD will contribute its compound towards the clinical trial at no cost to the Company. The parties will equally own the clinical data and inventions from the study, with the exception of inventions relating solely to each party’s compound class. The MSD Agreement will expire upon the delivery of a written report on the results of the study, unless earlier terminated or agreed by the parties.

As of December 31, 2019, the study has not commenced and no compounds had been received from MSD.

Note 6. Government grant funding and potential repayment commitments under recoverable cash advance grants (RCAs)

The Company has been awarded grants from the Walloon Region, a federal region of Belgium (the Walloon Region), and the European Union (the granting agencies) to fund research and development activities. The grants reimburse a percentage (55-100%) of actual qualifying expenditures. The Company periodically submits proof of qualifying expenditures to the granting agencies for approval and reimbursement. During the years ended December 31, 2018 and 2019, the Company received funding under several grants which included no obligation to repay and two grants that include potential obligations to repay (RCAs).

As the granting agencies do not meet the definition of a customer under Topic 606, qualifying grants receipts are recognized as grant income within other income in the consolidated statements of operations and comprehensive loss. Grant income recognized under all of the grants for research and development activities totaled approximately $2.9 million and $4.0 million for the years ended December 31, 2018 and 2019, respectively.

Grants which do not include an obligation to repay

In 2018, the Company received $0.1 million and recognized $0.2 million in grant income. In 2019, the Company received $1.0 million and recognized $0.3 million in grant income. As of December 31, 2018 and 2019, the Company had grants receivable of $0.4 million and $0.1 million, respectively, related to grants for research and development activities that include no repayment obligation. The total amount that the granting agencies have agreed to fund in the future if the Company incurs qualifying research and development expenses under these grants is $3.7 million.

Grants which include a potential obligation to repay—RCAs

On July 20, 2017, the Company entered into an arrangement whereby the Walloon Region will provide the Company with up to $21.1 million for a research and development program to perform clinical validation of an A2A receptor antagonist drug candidate for immune-oncology (RCA-1). As of December 31, 2019, the Company had received $5.2 million under RCA-1. The Company received an additional $3.2 million in January of 2020 and $4.5 million in March of 2020.

On December 3, 2019, the Company entered into another recoverable cash advance grant with the Walloon Region (RCA-2) for up to $3.9 million to be received to fund a research and development program conducted to develop a TIGIT blocking antibody with anti-tumor properties. As of December 31, 2019, no cash had been received under the RCA-2 program. The Company received $1.9 million under RCA-2 in January of 2020.

Under the terms of both agreements, the Company must decide within 6 months after the end of the research period whether it will further pursue commercial development or out licensing of the drug candidate. The research period for RCA-1 and RCA-2 ends in December and February 2021, respectively, per the current agreements. The Company must repay 30% of the amount received under the grants by annual installments from 2022 to 2041 (the fixed annual repayments) unless the Company decides not to pursue commercial development or out licensing of the drug candidate, applies for a waiver from the Walloon Region justifying its decision based upon the failure of the program, and returns the intellectual property to the Walloon Region. Because of the requirement to repay 30% of the amounts received under the grant, the Company records the present value of such amounts as grants repayable on the consolidated balance sheets.

In addition, in the event that the Company receives revenue from products or services related to the results of the program, it has to pay to the Walloon Region a 0.33% royalty on revenue resulting from RCA-1 and a 0.12%

royalty on revenue resulting from RCA-2. The maximum amount payable to the Walloon Region under each grant, including the fixed annual repayments, the royalty on revenue, and the interest thereon, is twice the amount of funding received.

The Company assessed whether there is an obligation to make a royalty payment based on the probability of successful completion of the research and development and future sales and commercial success of the drug candidate, and no grant repayable was recorded as of December 31, 2018 or 2019.

The Company recorded grant income in the consolidated statement of operations and comprehensive loss for the years ended December 31, 2018 and 2019 for amounts of grants received from the Walloon Region in the period during which the related qualifying expenses were incurred, net of any grants repayable recorded in the consolidated balance sheets.

The Company recorded receivables on the consolidated balance sheets related to amounts the Walloon Region owes the Company based on qualifying expenses incurred by the Company. The Company recorded deferred income in the consolidated balance sheets for amounts received from the Walloon Region in advance of incurring qualifying expenses.

The following table reflects activity under RCA-1 and RCA-2 in 2018 and 2019:

In thousands	RCA-1		RCA-2		Total
	2018	2019	2018	2019	2018	2019
Cash received during the year	$662	$220	N/A	$—	$662	$220
Grant income recognized during the year	2,693	3,186	N/A	482	2,693	3,668
Grant receivable at the end of the year	682	4,448	N/A	677	682	5,125
Grant repayable at the end of the year	$1,366	$1,397	N/A	$—	$1,366	$1,397

Note 7. Stockholders’ equity (Deficit)

Share exchange

For the period prior to the Share Exchange (January 1, 2018 through October 3, 2019), redeemable convertible preferred stock and stockholders’ equity reflected outstanding shares of iTeos Belgium. After the Share Exchange, iTeos Belgium became a wholly owned subsidiary of the Company and the redeemable convertible preferred stock and stockholders’ equity reflected outstanding shares of the Company.

In conjunction with the Share Exchange, all outstanding equity shares held by the shareholders of iTeos Belgium were exchanged on a one-for-one basis for newly issued shares of the Company. Profit certificates of iTeos Belgium were exchanged one-for-one for shares of common stock of the Company. As a result, all shareholders of iTeos Belgium became shareholders of the Company. The rights and privileges of the newly issued stock of the Company are substantially the same as for the stock of iTeos Belgium.

Holders of Series A Preferred Stock of iTeos Belgium became holders of either Series A-1 Preferred Stock or A-2 Preferred Stock, depending on the price originally paid for the Series A Preferred Stock.

Common stock

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when and if declared by the board of directors. The Company has never declared any dividends on common stock.

The Company had reserved shares of common stock, on an if-converted basis, for issuance as follows:

	December 31,
	2018	2019
Series A Preferred Stock, as converted	1,862,510	1,862,510
Series B Preferred Stock, as converted	3,401,504	6,760,804
Profit certificates issued under stock options	7,022	—
Stock options issued and outstanding	294,674	1,387,003
Shares available for issuance under Stock Option Plan	1,345,083	251,606

Total	6,910,793	10,261,923

Preferred stock

The Company has issued Series A redeemable convertible preferred stock (Series A Preferred Stock) and Series B redeemable convertible preferred stock (Series B Preferred Stock).

On June 11, 2018, iTeos Belgium closed on the Subscription Agreement for its Series B Preferred Stock. At the closing of the Series B Subscription Agreement, iTeos Belgium issued 10,042,394 shares of Series B Preferred Stock in exchange for €1.99 per share ($2.35 per share) for total gross proceeds of €20 million ($23.5 million). The Subscription Agreement also included commitments from the same investors to acquire two additional tranches of Series B Preferred Stock (Committed Tranches) at the same share price, for a total investment of €62 million ($72 million). There were 857,982 shares of Series B Preferred Stock issued on June 11, 2018 as a result of the conversion of the note payable to Pfizer.

The subsequent closings of the Committed Tranches are contingent upon achieving the following milestones:

•

Second Tranche (10,042,405 shares for €20 million—$23 million)—the Company administers the drug to the first patient in the phase 1 clinical trials for A2A antagonist program within 12 months from the initial closing date (June 11, 2018).

•

Third Tranche (11,046,657 shares for €22 million—$25.3 million)—the Company determines the recommended Phase 2 clinical dose of the A2A antagonist program. As part of the Share Exchange on October 4, 2019, the Series B Subscription Agreement was amended to transfer the obligation under the Third Tranche from iTeos Belgium to iTeos Inc. If any investor does not participate at the full amount in the Third Tranche:

•	All such investor’s Series B Preferred Stock shall automatically convert to common stock at a ratio of two shares of Series B Preferred Stock for one share of common stock.

•	The investor shall lose its right to nominate directors

•	The investor shall not have the right to participate in any future capital raises of the Company.

The original Series B Subscription Agreement under iTeos Belgium provided each investor with one anti-dilution warrant (Series B Anti-Dilution Warrant). Each Series B Anti-Dilution Warrant allowed its holder to subscribe for newly issued Series B Preferred Stock in the event iTeos Belgium issued additional equity securities at a price below the Series B Preferred Subscription Price. The Series B Anti-Dilution Warrant had an exercise price of $.01 and provided the investor with a quantity of additional Series B Preferred Stock to reduce the average price per share to the amount of the price offered for the additional equity securities.

Anti-dilution warrants had also been granted to certain holders of Series A Preferred Stock (Series A Anti-Dilution Warrants) with similar terms as the Series B Anti-Dilution Warrants. Two Series A Anti-Dilution

Warrants were exercised in 2018 in connection with the Series B Subscription Agreement, which resulted in the issuance of 251,934 Series A Preferred Stock.

Under ASC 480, the preferred stock tranche rights and anti-dilution warrants are freestanding financial instruments that qualify as liabilities required to be recorded at their estimated fair value at the inception date of the subscription agreements and remeasured at each reported balance sheet date thereafter until settlement. The estimated fair value of the preferred stock tranche rights and anti-dilution warrants was $6.4 million and $.4 million, respectively at June 11, 2018.

The $23.3 million of net proceeds from the June 2018 Series B Subscription Agreement was allocated among the preferred stock tranche rights liability, anti-dilution warrants and Series B Convertible Preferred Stock in the consolidated balance sheet. As of December 31, 2018, the estimated fair value of the Preferred Stock Tranche Rights liability was $6.3 million and as of that date the value ascribed to the anti-dilution warrants liability remained unchanged. The change in fair value of difference of $0.1 million on the preferred stock tranche rights liability was recorded within the fair value adjustment for preferred stock tranche rights liability and anti-dilution warrants liability of the consolidated statement of operations and comprehensive loss for the year ended December 31, 2018.

The Series B Subscription Agreement also included indemnification warrants which qualify as liabilities under ASC 480. The Indemnification Warrants allow the holders to exercise them for $.01 per warrant to receive additional shares in the Company if a significant decline in value occurs as a result of management’s violation of the representations and warranties within the Series B Subscription Agreement. Management has qualitatively assessed the fair value of these indemnification warrants to be de minimus as of inception and at December 31, 2018 due to the unlikely probability they would ever be exercised.

In conjunction with a Subscription and Share Purchase Agreement dated December 5, 2014 with Pfizer Inc. (Pfizer) for the issuance of Series A Preferred Stock, Pfizer issued to the Company a convertible loan for a commitment of up to €1.6 million ($1.7 million), which the Company drew upon in 2017. The convertible loan had an interest rate of 8%, payable in shares upon conversion. As part of the issuance of Series B Preferred Stock on June 11, 2018, the outstanding principal and accrued interest on the loan was converted into 857,982 shares of Series B Preferred Stock, based on an issue price of €1.99 ($2.31) per share.

On April 29, 2019, the iTeos Belgium closed on the second tranche of the Series B Preferred Stock Subscription Agreement, issuing 10,042,405 shares of Series B Preferred Stock in exchange for cash proceeds of €20 million ($22.4 million).

In conjunction with the Share Exchange described above, the anti-dilution warrants and indemnification warrants did not carry over to the Company and therefore had no value at December 31, 2019. Anti-dilution and indemnification provisions were instead included in the preferred stock legal documents. The estimated fair value of the preferred stock tranche rights liability was $5.4 million as of December 31, 2019. The decrease in fair value of $1.0 million was recorded as “fair value adjustment for preferred stock tranche rights liability and anti-dilution warrants liability” within the 2019 consolidated statement of operations and comprehensive loss.

As of December 31, 2019, if settlement of the third tranche were to occur, the Company would be obligated to issue approximately 11,046,657 shares of Series B Preferred Stock at a price of $2.35 per share.

The significant rights and preferences of the outstanding preferred stock of the Company are as follows:

Dividends—The preferred stock of the Company accrues dividends at a rate of 6% per annum on the original issue price. Dividends are cumulative and accrue whether declared or not.

Liquidation Preference—In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event, as defined below, (and after payment of all liabilities and all costs incurred in connection with the Liquidation Event or setting aside of monies sufficient to cover such liabilities and costs), the net assets in cash, shares or other assets (Liquidation Proceeds) shall be distributed in the following order:

1)	First, the holders of Series B Preferred Stock (if necessary, on a pro rata basis) shall, in preference to any other outstanding securities, receive an amount equal to the original subscription price paid, plus accrued but unpaid dividends.

2)	Second, out of the remaining Liquidation Proceeds (if any), the holders of Series A Preferred Stock (if necessary, on a pro rata basis) shall, in preference to other outstanding securities, receive an amount equal to the subscription price paid.

3)	Third, out of the remaining Liquidation Proceeds (if any), the holders of common shares shall receive an amount equal to the original issue price paid for such shares.

4)	Fourth, out of the remaining Liquidation Proceeds (if any), the holders of Series A Preferred Stock shall receive an amount equal to the accrued but unpaid dividends.

5)	Fifth, out of the remaining Liquidation Proceeds (if any), all holders of common and preferred stock (if necessary, on a pro rata basis), shall receive an equal amount per share, based on the number of shares held by each holder, treating for this purpose all such securities as if they had been mandatorily converted to common stock immediately prior to such liquidation.

Deemed Liquidation Event—Means (i) a merger or consolidation in which the Company is a constituent party or a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation, (ii) (a) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or (b) the sale or disposition of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company, or (iii) the transfer of more than 75% of the outstanding capital stock of the Company by way of sale or disposition (whether by merger, consolidation, or otherwise, and whether in a single transaction or a series of related transactions) or otherwise.

The stated liquidation preference of the Series A Preferred Stock and Series B Preferred Stock is equal to $1.15 and $2.54 per share, respectively.

Redemption Rights—At any time after the fifth anniversary of the original issue date of the Series B Preferred Stock (June 8, 2023), upon a vote by a simple majority of the holders of Series B Preferred Stock, unless prohibited by Delaware law governing distributions to stockholders, shares of Series B Preferred Stock will be redeemed by the Company at a price equal to the greater of: 1) the original issue price per share ($2.35), plus any accrued but unpaid dividends and 2) the fair market value of the Series B Preferred Stock as of the date of the redemption request. Fair market value shall be based on the enterprise value without discount for illiquidity or lack of marketability, minority position, or transfer restrictions. Series A Preferred Stock is only redeemable upon a liquidity event.

The estimated redemption requirement for the Series B Preferred Stock at the end of the fifth anniversary noted above, assuming only the 6% dividends compounded annually, is approximately $62.4 million.

Voting Rights—All outstanding shares are entitled to one vote.

Conversion—Each share of Series B Preferred Stock is convertible, at the option of the holder, into shares of common stock at a ratio equal to the original Series B Preferred Stock issuance price (plus accrued but unpaid dividends) divided by the Series B conversion price (initially the original issuance price per share, adjusted going forward for any dilutive issuances, stock splits or similar events). Each share of Series A Preferred Stock and B Preferred Stock shall automatically convert into common shares at the then applicable conversion rate upon (i) a simple-majority vote of the then-outstanding shares of Preferred Stock (including a simple-majority of Series B Preferred Stock) or, (ii) a public offering of the Company’s common stock with a proposed offering size of at least $33 million.

Directors—The holders of Series B Preferred Stock are entitled to elect 3 out of the 8 directors of the Board. The Series A Preferred shareholders are entitled to elect 2 out of the 8 directors of the Board.

Profit certificates

A profit certificate is a legal equity security in Belgium with economic rights almost identical to common stock. However, they have voting rights in limited circumstances that are relevant to that type of security interest only. As part of the Share Exchange, all profit certificates of iTeos Belgium were exchanged one-for-one for common stock of the Company.

Note 8. Stock-based compensation

Under the 2012 Warrant Plan (the 2012 Plan), iTeos Belgium was authorized to grant and granted 397,413 stock options (referred to as warrants in the agreements) to employees, directors and consultants, exercisable into profit certificates. In June 2018, iTeos Belgium adopted the 2018 Warrant Plan on Profit Shares (the 2018 Plan). The 2018 Plan provided for the granting of warrants (stock options) to employees, directors, and consultants of iTeos Belgium. Pursuant to the 2018 Plan, iTeos Belgium was authorized to grant stock options to purchase up to 1,345,086 profit certificates. No awards were granted under the 2018 Plan during 2018.

The 2018 Plan permits (and the 2012 Plan permitted) the granting of stock options to employees, non-employee directors, and service providers at exercise prices not less than the 100% of fair value at the date of grant.

In connection with the Share Exchange, the Company adopted the 2019 Stock Option and Grant Plan (the 2019 Plan), which allows the Company to grant stock options and restricted stock. The stock options outstanding under the previous plans were exchanged for an equivalent number of stock options under the 2019 Plan. A total of 1,638,659 stock options are authorized under the 2019 Plan.

The Board of Directors, at its sole discretion, shall determine the exercise price. These stock options expire 7 years from the date of grant (8 years for stock options granted in 2012 – 2014). The stock options vest 25% upon the one-year anniversary of the service inception date and then ratably each month over the remaining 36 months. Upon termination of service, any unvested stock options are automatically returned to Company. Vested stock options that are not exercised within the specified period, according to the terms and conditions of the option plan, following the termination as an employee, consultant, or service provider to the Company are surrendered back to the Company. Those stock options are added back to the pool and made available for future grants.

The following table summarizes stock option activity:

	Stock Options
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (In thousands)
Outstanding as of January 1, 2019	294,663	$5.21
Granted	1,158,114	4.30
Forfeited	(1,966)	4.30
Exercised	(63,808)	1.56

Outstanding as of December 31, 2019	1,387,003	$4.62	4.8	$214

Exercisable at December 31, 2019	638,129	$4.89	4.0	$214

The following table summarizes stock-based compensation expense, and also the allocation within the consolidated statements of operations and comprehensive loss:

	Year Ended December 31,
(in thousands)	2018	2019
Research and development	$29	$170
General and administrative	83	639

Total stock-based compensation expense	$112	$809

The aggregate grant-date fair value of stock options awarded in 2019 was approximately $1.4 million. No stock options were awarded in 2018. As of December 31, 2019, there was a total of $1.1 million of unrecognized employee stock-based compensation costs related to non-vested stock option awards expected to be recognized over a weighted average period of 2.4 years.

The Company estimates the fair value of stock-based compensation utilizing the Black-Scholes option pricing model, which is dependent upon several variables, such as expected term, volatility, risk-free interest rate, and expected dividends. Each of these inputs is subjective and generally requires significant judgment to determine. Stock-based compensation is measured at the grant date based on the fair value of the stock option award and is recognized as expense over the requisite service period, which is generally the vesting period of the respective stock option award. The Company recognizes stock-based compensation on a straight-line basis over the requisite vesting period for each stock option award.

The following assumptions were used to determine the fair value of stock options granted:

	Year Ended December 31,
	2018	2019
Risk-free interest rate	N/A	2.5%
Expected term (in years)	N/A	5
Expected volatility	N/A	93%
Expected dividend yield	N/A	0%
Estimated fair value of common stock	N/A	$2.38

Expected Term—The Company has opted to use the “simplified method” for estimating the expected term of stock options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the stock option (7 or 8 years).

Expected Volatility—Due to the Company’s limited operating history and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility data was computed using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the stock options.

Risk-Free Interest Rate—The risk-free rate assumption is based on the U.S. Treasury instruments with maturities similar to the expected term of the Company’s stock options.

Expected Dividend—The Company has not declared any dividends in its history and does not expect to issue dividends over the life of the stock options and therefore has estimated the dividend yield to be zero.

Fair value of Profit Certificates or Common Stock—The fair value of the profit certificates or common stock underlying the stock options has historically been determined by the board of directors, with input from management. Because there has been no public market for the Company’s common stock (or profit certificates), the board of directors has determined the fair value of the common stock (or profit certificates) on the grant-date of the stock options by considering a number of objective and subjective factors, including profit certificate or common stock valuations performed by an unrelated third-party specialist, valuations of comparable companies, sales of the Company’s preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of the Company’s capital stock, and general and industry-specific economic outlook. The board of directors intended all stock options granted to be exercisable at a price per share not less than the estimated per share fair value of common stock (or profit certificates) underlying those stock options on the date of grant.

Note 9. Income taxes

For financial reporting purposes, loss before income tax expense for the years ended December 31, 2018 and 2019 consisted of the following:

(in thousands)	2018	2019
Domestic	$30	$(689)
Foreign	(18,076)	(21,646)
Loss before income tax expense	$(18,046)	$(22,335)

The Tax Cuts and Jobs Act (TCJA) was enacted in December 2017, making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a federal corporate tax rate decrease from 35% to 21% for tax years beginning after December 31, 2017, the transition of international taxation from a worldwide tax system to a territorial system and a one-time transition tax on the mandatory deemed repatriation of foreign earnings. TCJA did not give rise to any material impact on the consolidated balance sheets and consolidated statements of operations and consolidated loss due to our historical worldwide loss position and the full valuation allowance on our net deferred tax assets. The Company has now completed its accounting for the tax impact of the TCJA.

The Company’s worldwide effective tax rate for the years ended December 31, 2018 and 2019 was 0.1% and -0.5%, respectively. The reconciliation of income tax expense (benefit) computed at the statutory federal income tax rate (29.6% for 2018 and 21% for 2019) to the income taxes as reflected in the consolidated statement of operations and comprehensive loss is as follows:

(in thousands except percentages)	2018			2019
Benefit at the statutory rate	$(5,348)	29.6%		$(4,690)	21.0%
State income taxes	—	0.0%		(13)	0.1%
Foreign tax differential	9	0.0%		(1,857)	8.3%
Non-deductible expenses	189	(1.0%	)	654	(2.9%	)
Change in fair value of preferred stock tranche liability	—	0.0%		44	(0.2%	)
Stock-based compensation	—	—		42	(0.2%	)
Government grants	(1,155)	6.4%		(2,214)	9.9%
R&D credits receivable	(223)	1.2%		(212)	1.0%
Change in valuation allowance	6,539	(36.2%	)	8,365	(37.5%	)

Total income tax expense	$11	0.1%		$119	(0.5%	)

The components of income tax expense for the years ended December 31, 2018 and 2019 consisted of the following:

(in thousands)	2018	2019

Current
Domestic	$2	$116
Foreign	9	3
Deferred	—	—

Total income tax expense	$11	$119

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets and liabilities are comprised of the following:

	December 31,
(in thousands)	2018	2019

Deferred tax assets :
Net operating loss carryforward	$7,565	$14,176
Capitalized research and development expenses	6,075	7,397
Other	—	110

Total deferred tax assets	13,640	21,683
Valuation allowance	(13,640)	(21,673)

Deferred tax assets, net of valuation allowance	—	10

Deferred tax liabilities:
Depreciation and amortization	—	(10)

Total deferred tax liabilities	—	(10)

Deferred tax assets and liabilities, net of valuation allowance	$—	$—

The Company has evaluated the positive and negative evidence bearing upon its ability to realize its deferred tax assets, which are comprised primarily of net operating loss carryforwards and research and development credits. Management has considered the Company’s history of operating losses, the nature of the Company’s deferred tax assets, and the timing, likelihood and amount, if any, of future taxable income during the periods in which those temporary differences and carryforwards become deductible and has concluded that it is more likely than not that the company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation has been established against these net deferred tax assets as of December 31, 2018 and 2019, respectively. The Company reevaluates the positive and negative evidence at each reporting period. The Company’s valuation allowance increased during 2019 by approximately $8.4 million primarily due to the generation of net operating loss and the capitalized research and development expenses. At December 31, 2019, iTeos Belgium has net operating loss carryforwards for Belgian federal income tax purposes of approximately $47.6 million that can be carried forward indefinitely. The TCJA will generally allow losses incurred after 2017 to be carried over indefinitely but will generally limit the net operating loss deduction to the lesser of the net operating loss carryover or 80% of a corporation’s taxable income (subject to Section 382 and 383 of the Internal Revenue Code of 1986, as amended). Also, there will be no carryback for losses incurred after 2017. iTeos Inc. has net operating loss carryforwards for federal tax purposes of $0.4 million, which do not expire, and no net operating loss carryforwards for state tax purposes.

Utilization of net operating loss and research and development credit carryforwards may be subject to a substantial annual limitation under Section 382 and Section 183 of the Internal Revenue Code of 1986, as amended, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of net operating losses that can be utilized annually to offset future taxable income. The Company has completed several financings since its inception which may result in a change of control as defined in Section 382 or could result in a change in control in the future. The Company has not yet completed a study to assess whether a change of ownership has occurred, or whether there have been multiple ownership changes since its formation. However, given the full valuation allowance, there is no material impact to the consolidated financial statements.

The Company files income tax returns in the United States, Indiana, Massachusetts and Belgium. The Company is subject to U.S. federal, state and Belgium tax examinations by tax authorities for years 2016 through present. To the extent that the Company has tax attribute carryforwards, the tax years in which the attributes were generated may still be adjusted upon examination by the Internal Revenue Service, state or foreign tax authorities to the extent utilized in a future period.

As of December 31, 2018, and 2019, the Company has recorded no liability for unrecognized tax benefit, interest or penalties related to federal and state income tax matters and there currently no pending tax examinations.

The Coronavirus Aid, Relief and Economic Security (CARES) Act was enacted on March 27, 2020. The CARES Act is an approximately $2 trillion emergency economic stimulus package in response to the Coronavirus outbreak, which among other things contains numerous income tax provisions. Some of these tax provisions are expected to be effective retroactively for years ending before the date of enactment. The Company is currently evaluating the impact of the CARES Act on its consolidated financial position, results of operations, and cash flow, but do not expect the impact to be material.

Note 10. Commitments and contingencies

Purchase commitments

The Company has contractual arrangements with research and development organizations and suppliers; however, these contracts are generally cancelable on 30-60 days’ notice and the obligations under these contracts are largely based on services performed. The Company may also enter into contracts in the normal course of business with clinical research organizations for clinical trials, with contract manufacturing organizations for clinical supplies and with other vendors for preclinical studies, supplies and other services and products for operating purposes. These contracts generally provide for termination on notice. As of December 31, 2018 and 2019, there were no amounts accrued related to termination charges.

The Company has entered into a Biologics Master Services Agreement with WuXi Biologics Hong Kong Limited (WuXi) herein referred to as the WuXi Agreement. The WuXi Agreement includes the terms and conditions under which WuXi will coordinate the Company’s biologics development and manufacturing services. Pursuant to the WuXi Agreement, the Company may be required to pay WuXi a royalty percentage or a one-time milestone payment on global net sales of third-party manufactured products at the Company’s election. The royalty or one-time milestone payment is only payable if the Company does not use WuXi as the manufacturer in part, or in totality. As of December 31, 2018 and December 31, 2019, there are no minimum commitments under the WuXi Agreement. Additionally, as of December 31, 2018 and December 31, 2019 there are no royalties or milestones payable.

Leases

The Company leases primarily office space in Charleroi, Belgium and Cambridge, Massachusetts under non-cancelable operating leases with expiration dates in December 2021 and May 2022, respectively, in addition to some small car leases that typically have four-year terms. Rent expense was $0.3 million and $0.5 million for the years ended December 31, 2018 and 2019, respectively.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2019 are as follows (in thousands):

Year ending December 31:
2020	$534
2021	523
2022	62
2023	6

Total	$1,125

In March 2019, the Company provided a letter of credit for approximately $57,000 to secure its obligation under its lease in Cambridge, Massachusetts. The Company maintains that amount of cash on hand (restricted) to fund any necessary draws on the letter of credit. In addition, the Company has approximately $66,000 on hand serving as a guarantee for its lease obligation in Belgium. These amounts have been classified as restricted cash in the consolidated balance sheets as of December 31, 2018 and 2019.

Note 11. Employee benefit plan

iTeos Belgium sponsors a defined contribution insurance plan (the Plan) for its employees. In the first quarter of each year, iTeos Belgium pays an annual premium to the insurance company which corresponds to 5% of employees’ gross salaries. Interest accrues each year into a pool for each employee and when they retire, they collect the total in their accounts. The Company contributed approximately $132,000 and $141,000 to the Plan for the years ended December 31, 2018 and 2019, respectively.

Effective January 1, 2019, iTeos U.S. established a 401(k) defined contribution plan (the 401(k) Plan) for its U.S. employees. The 401(k) plan provides for voluntary tax-deferred salary deductions for all employees of up to

100% of their annual compensation, as limited by an annual maximum amount as determined by the Internal Revenue Service. The Company may match employee contributions in amounts to be determined at the Company’s sole discretion. The Company contributed approximately $18,000 to the 401(k) Plan for the year ended December 31, 2019.

Note 12. Related party transactions

On June 11, 2018, the Company entered into a Royalty Transfer Agreement with the charitable foundations of two of its investors (MPM Oncology Charitable Foundation, Inc. and UBS Optimus Foundation), which requires it to pay a royalty equal to 1% percent of its net product sales on any product developed or owned by iTeos Therapeutics, Inc. or iTeos Belgium SA, each year within 120 days following each year end. Such agreement was entered into as a result of the capital contributions received from the investors. As the Company had no product sales in 2018 and 2019, no royalties were owed to these charitable foundations as of December 31, 2018 and 2019.

Note 13. Net loss per share attributable to common stockholders and unaudited pro forma net loss per share attributable to common stockholders

The following common stock equivalents were excluded from the calculation of net loss per share due to their anti-dilutive effective:

	December 31,
	2018	2019
Series B Preferred Stock, as converted	3,401,504	6,760,804
Series A Preferred Stock, as converted	1,862,511	1,862,510
Profit certificates, as converted	7,022	—
Stock options outstanding	294,674	1,387,003

Total	5,565,711	10,010,317

The unaudited pro forma basic and diluted net loss per share of common stock has been prepared to give effect to the automatic conversion of all outstanding shares of preferred stock as if such conversion occurred on the later of January 1, 2019, or the issuance date of the preferred stock. Further, the unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited basic and diluted pro forma net loss per share of common stock excludes the effects of accretion of preferred stock to redemption value and cumulative dividends on preferred stock because the calculation gives effect to the conversion of shares of preferred stock as if such conversion had occurred at January 1, 2019 or the date of the original issuance, whichever is later.

The following table reconciles the weighted average number of common shares used in basic and diluted earnings per share to the pro forma weighted average common shares outstanding for the year ended December 31, 2019:

Weighted average number of common shares, basic and diluted	202,793
Pro forma adjustment to reflect automatic conversion of redeemable convertible preferred stock to common stock upon the completion of the proposed initial public offering	7,307,909

Pro forma weighted average common shares outstanding, basic and diluted	7,510,702

Note 14. Subsequent events

The Company evaluated all material subsequent events through May 22, 2020, the date the consolidated financial statements were available to be issued and through July 20, 2020, as it relates to the Reverse Stock Split. The following events occurred subsequent to December 31, 2019:

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. As of May 22, 2020, COVID-19 has spread to Europe, the United States and many other countries, and has been declared a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the United States, including the Commonwealth of Massachusetts where our headquarters are located, Europe and Asia have implemented severe travel restrictions, social distancing requirements and stay-at-home orders, among other restrictions, which, in some cases, have had the effect of delaying the commencement of non-COVID-19-related clinical trials. As a result, the COVID-19 pandemic has caused significant disruptions to the U.S., regional and global economies and has contributed to significant volatility and negative pressure in financial markets.

The Company has been carefully monitoring the COVID-19 pandemic and its potential impact on the Company’s business and has taken important steps to help ensure the safety of employees and their families and to reduce the spread of COVID-19 in the Cambridge and Belgian communities. The Company has established a work-from-home policy for all employees, other than those performing or supporting business-critical operations, such as certain members of its laboratory and facilities staff. For those employees, the Company has implemented stringent safety measures designed to comply with applicable federal, state and local guidelines instituted in response to the COVID-19 pandemic. The Company has also maintained efficient communication with its partners and clinical sites as the COVID-19 situation has progressed. The Company has taken these precautionary steps while maintaining business continuity so that it can continue to progress its programs.

Approval for Grant and Grant of Stock Options

On May 1, 2020, the Company’s Board of Directors approved a grant of stock options to purchase 1,258,397 shares of common stock to employees, directors and consultants of the Company. The stock options have an exercise price of $4.24 per share, a 10-year contractual term and a four-year vesting period.

Reverse Stock Split

On July 20, 2020, the Company effected a 1-for-3.3115 reverse stock split of the Company’s common stock and adjusted the ratio at which the Company’s preferred stock is convertible into common stock, as well as the number of shares under the 2019 Stock Option and Grant Plan and the Amended and Restated Certificate of Incorporation of iTeos Therapeutics, Inc., as well as the share amounts of stock grants under the plan and the number of options and exercise prices of options under the plan as a result of the 1-for-3.3115 reverse stock split. All common shares, stock options, and per share information presented in the accompanying consolidated financial statements and notes thereto have been adjusted, where applicable, to reflect the reverse stock split on a retroactive basis for all periods presented. There was no change in the par value of the Company’s common stock.

iTeos Therapeutics, Inc and subsidiaries

Condensed consolidated balance sheets (unaudited)

(in thousands, except share amounts)	December 31, 2019	March 31, 2020	Pro Forma March 31, 2020

Assets

Current assets:
Cash	$19,868	$147,732	$147,732
Grants receivable	5,196	102	102
R&D tax credits receivable	133	131	131
Prepaid expenses and other current assets	879	1,306	1,306

Total current assets	26,076	149,271	149,271
Property and equipment, net	1,336	1,244	1,244
R&D tax credits receivable	2,917	3,056	3,056
Restricted cash	122	121	121
Other assets	293	278	278

Total assets	$30,744	$153,970	$153,970

Liabilities, redeemable convertible preferred stock and stockholders’ deficit

Current liabilities:
Accounts payable	$1,174	$4,511	4,511
Accrued expenses and other current liabilities	4,262	3,221	3,221
Preferred stock tranche rights liability	5,400	—	—
Deferred income	2,360	2,241	2,241

Total current liabilities	13,196	9,973	9,973
Grants repayable	1,397	4,071	4,071
Other noncurrent liabilities	482	474	474

Total liabilities	15,075	14,518	14,518

Commitments and contingencies (Note 9)

Redeemable convertible preferred stock:
Series B-2 preferred stock, $0.001 par value: 44,453,477 shares authorized, issued and outstanding at March 31, 2020; liquidation value of $125,359; no shares issued or outstanding, pro forma at March 31, 2020	—	125,192	—
Series B preferred stock, $0.001 par value: 31,989,428 and 20,942,781 shares authorized at December 31, 2019 and March 31, 2020, respectively; 20,942,781 shares issued and outstanding; liquidation value of $54,204; no shares issued or outstanding, pro forma at March 31, 2020	46,404	47,433	—
Series A-1 and A-2 preferred stock, $0.001 par value: 6,167,726 shares authorized, issued and outstanding; liquidation value of $7,114; no shares issued or outstanding, pro forma at March 31, 2020	5,353	5,353	—

Stockholders’ (deficit) equity:
Common stock, $0.001 par value, 50,000,000 and 90,000,000 shares authorized at December 31, 2019 and March 31, 2020, respectively; 256,548 shares issued and outstanding at December 31, 2019 and March 31, 2020; 22,416,818 shares issued and outstanding, pro forma at March 31, 2020	1	1	22
Additional paid-in capital	—	3,126	181,083
Accumulated other comprehensive loss	(224)	(541)	(541)
Accumulated deficit	(35,865)	(41,112)	(41,112)

Total stockholders’ (deficit) equity	(36,088)	(38,526)	139,452

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$30,744	$153,970	$153,970

The accompanying notes are an integral part of these condensed consolidated financial statements.

iTeos Therapeutics, Inc. and subsidiaries

Condensed consolidated statements of operations and comprehensive loss

(unaudited)

	Three months ended March 31,
(in thousands, except share and per share amounts)	2019	2020

Operating expenses:
Research and development expenses	$4,351	$5,825
General and administrative expenses	1,769	2,418

Total operating expenses	6,120	8,243

Loss from operations	(6,120)	(8,243)

Other income and expenses:
Grant income	764	1,589
Fair value adjustment for preferred stock tranche rights liability and anti-dilution warrants liability	784	1,265
R&D tax credits	198	184
Other expense, net	(28)	(42)

Net loss	(4,402)	(5,247)
Cumulative dividends on Series A Preferred Stock	(107)	(107)
Accretion of Series B Preferred Stock and Series B-2 Preferred Stock to redemption value	(697)	(1,195)

Net loss attributable to common stockholders	$(5,206)	$(6,549)

Basic and diluted net loss per common share	$(28.03)	$(25.53)

Weighted-average common shares outstanding—basic and diluted	185,716	256,548

Pro forma net loss per share attributable to common stockholders—basic and diluted		$(0.53)
Pro forma weighted-average common shares used in net loss per share attributable to common stockholders—basic and diluted		9,912,494

Net loss	$(4,402)	$(5,247)
Foreign currency translation adjustments	(267)	(317)

Comprehensive loss	$(4,669)	$(5,564)

The accompanying notes are an integral part of these condensed consolidated financial statements.

iTeos Therapeutics, Inc. and subsidiaries

Condensed consolidated statements of redeemable convertible preferred stock and stockholders’ equity (deficit)

(unaudited)

(in thousands except share amounts)

For the three months ended March 31, 2019	Series A preferred stock		Series B preferred stock		Common stock		Profit certificates		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings/ (accumulated deficit)	Total stockholders’ equity/ (deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2018	6,167,726	$5,353	10,900,376	$20,378	185,716	$87	7,022	$11	$—	$(11)	$(10,765)	$(10,678)
Accretion of Series B Preferred Stock to redemption value	—	—	—	697	—	—	—	—	(205)	—	(492)	(697)
Stock-based compensation	—	—	—	—	—	—	—	—	205	—	—	205
Currency translation adjustment	—	—	—	—	—	—	—	—	—	(267)	—	(267)
Net loss	—	—	—	—	—	—	—	—	—	—	(4,402)	(4,402)

Balance at March 31, 2019	6,167,726	$5,353	10,900,376	$21,075	185,716	$87	7,022	$11	$—	$(278)	$(15,659)	$(15,839)

For the three months ended March 31, 2020	Series A preferred stock		Series B preferred stock		Common stock		Profit certificates		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings/ (accumulated deficit)	Total stockholders’ equity/ (deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2019	6,167,726	$5,353	20,942,781	$46,404	256,548	$1	—	$—	$—	$(224)	$(35,865)	$(36,088)
Issuance of Series B-2 Preferred Stock, net of issuance costs of approximately $332,000	—	—	44,453,477	125,026	—	—	—	—	—	—	—	—
Settlement of preferred stock tranche right	—	—	—	—	—	—	—	—	4,135	—	—	4,135
Accretion of Series B Preferred Stock and Series B-2 Preferred Stock to redemption value	—	—	—	1,195	—	—	—	—	(1,195)	—	—	(1,195)
Stock-based compensation	—	—	—	—	—	—	—	—	186	—	—	186
Currency translation adjustment	—	—	—	—	—	—	—	—	—	(317)	—	(317)
Net loss	—	—	—	—	—	—	—	—	—	—	(5,247)	(5,247)

Balance at March 31, 2020	6,167,726	$5,353	65,396,258	$172,625	256,548	$1	—	$—	$3,126	$(541)	$(41,112)	$(38,526)

The accompanying notes are an integral part of these condensed consolidated financial statements.

iTeos Therapeutics, Inc. and subsidiaries

Condensed consolidated statements of cash flows

(unaudited)

	Three months ended March 31,
(in thousands)	2019	2020

Cash flows from operating activities
Net loss	$(4,402)	$(5,247)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	149	121
Stock-based compensation	205	186
Fair value adjustment for preferred stock tranche rights liability and anti-dilution warrants liability	(784)	(1,265)
Deferred rent	(2)	(12)
Changes in operating assets and liabilities:
Grants receivable	(802)	5,070
R&D tax credits receivable	(197)	(184)
Prepaid expenses and other current assets	(415)	(440)
Accounts payable	877	3,349
Accrued expenses and other liabilities	69	(973)
Deferred income	487	(84)

Net cash used (used in) provided by operating activities	(4,815)	521

Cash flows from investing activities
Purchase of property and equipment	(531)	(27)
Purchase other assets	(86)	(10)

Net cash used in investing activities	(617)	(37)

Cash flows from financing activities
Proceeds from issuance of Series B-2 Preferred Stock	—	125,358
Payment of issuance costs on Series B-2 Preferred Stock	—	(332)
Proceeds from grants repayable	—	2,713

Net cash provided by financing activities	—	127,739
Effects of exchange rate changes on cash and restricted cash	(407)	(360)

Net decrease (increase) in cash and restricted cash	(5,839)	127,863
Cash and restricted cash at beginning of year	22,054	19,990

Cash and restricted cash at end of year	$16,215	$147,853

Non-cash investing and financing activities
Accretion of Series B Preferred Stock and Series B-2 Preferred Stock to redemption value	$697	$1,195

Supplemental disclosure of cash flows
Cash paid for interest	$—	$—
Cash paid for taxes	$2	$2

The accompanying notes are an integral part of these condensed consolidated financial statements.

iTeos Therapeutics, Inc.

Notes to condensed consolidated financial statements

(unaudited)

Note 1. Nature of business and basis of presentation

Description of business

iTeos Therapeutics, Inc. (iTeos Inc. or the Company), a Delaware corporation headquartered in Cambridge, Massachusetts (incorporated on October 4, 2019), is the successor to iTeos Belgium SA (iTeos Belgium) a company organized under the laws of Belgium in 2011 and headquartered in Charleroi, Belgium. The Company is a clinical stage biopharmaceutical company that focuses on developing cancer immunotherapies by targeting key mechanisms of immunosuppression in the tumor microenvironment. The most advanced clinical program is EOS-850, a small molecule antagonist of the A2AR, which is currently in an open-label Phase 1/2a clinical trial in adult patients and the second clinical program is EOS-448, an antibody directed to TIGIT, which entered a Phase 1/2a clinical trial in the February 2020. The Company also has a preclinical pipeline targeting additional mechanisms.

Corporate reorganization

On October 4, 2019, the Company completed a corporate reorganization in which iTeos Inc., iTeos Belgium, and the stockholders of iTeos Belgium entered into an Equity Contribution and Exchange Agreement (Share Exchange), pursuant to which all outstanding shares of preferred stock, common stock and profit certificates of iTeos Belgium were exchanged on a one-for-one basis for newly issued shares of iTeos Inc. iTeos Inc. was a newly-formed holding company, and as a result of the Share Exchange, iTeos Belgium became a wholly owned subsidiary of iTeos Inc. iTeos Therapeutics U.S. Inc. (iTeos U.S.) included the Company’s U.S. operations and was located in Cambridge, Massachusetts. iTeos U.S., which was a wholly owned subsidiary of iTeos Belgium prior to the Share Exchange, continued to be a wholly owned subsidiary of iTeos Belgium throughout 2019. On February 28, 2020, iTeos Inc. purchased iTeos U.S. from iTeos Belgium and then the entities effectively merged.

The Share Exchange was accounted for in accordance with the Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 805-50, Business Combinations—Related Issues. The Company evaluated the guidance in ASC 805-50 with respect to the transaction between entities under common control and concluded that since all shareholders of iTeos Inc. and iTeos Belgium have nearly identical ownership percentages and interests before and after the transaction, the Share Exchange lacks economic substance and represents a transaction between entities with common ownership and should be accounted for in a manner consistent with common control transactions and did not result in a change in control at the ultimate parent or the controlling shareholder level.

Going concern

Since inception, the Company’s activities have consisted primarily of performing research and development to advance its product candidates. The Company is still in the development phase and has not been marketing any developed products to-date. Through March 31, 2020, the Company has funded its operations with proceeds from sales of redeemable convertible preferred stock, collaboration and licensing agreements, grants and borrowings under various agreements with foreign public funding agencies. Since inception, the Company has incurred recurring losses, including a net loss of $22.5 million for the year ended December 31, 2019 and $5.2 million for the three months ended March 31, 2020. As of March 31, 2020, the Company had an accumulated deficit of $41.1 million. The Company expects to continue to generate operating losses in the foreseeable future. As of May 22, 2020, the issuance date of the condensed consolidated financial statements for the three months ended March 31, 2020, the Company expected that its cash would be sufficient to fund its operating expenses, capital expenditure requirements and debt service payments through at least 12 months from the issuance date of the condensed consolidated financial statements.

The Company will seek additional funding in order to reach its development and commercialization objectives. The Company will seek funds either through an initial public offering or further private equity financings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. The Company may not be able to obtain funding on acceptable terms, or at all, and the Company may not be able to enter into collaborations or other arrangements. The terms of any funding may adversely affect the holdings or the rights of the Company’s stockholders. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects.

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The condensed consolidated financial statements do not reflect any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary if the Company is unable to continue as a going concern.

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. As of May 22, 2020, COVID-19 has spread to Europe, the United States and many other countries, and has been declared a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the United States, including the Commonwealth of Massachusetts where our headquarters are located, Europe and Asia have implemented severe travel restrictions, social distancing requirements and stay-at-home orders, among other restrictions, which, in some cases, have had the effect of delaying the commencement of non-COVID-19-related clinical trials. As a result, the COVID-19 pandemic has caused significant disruptions to the U.S., regional and global economies and has contributed to significant volatility and negative pressure in financial markets.

The Company has been carefully monitoring the COVID-19 pandemic and its potential impact on the Company’s business and has taken important steps to help ensure the safety of employees and their families and to reduce the spread of COVID-19 in the Cambridge and Belgian communities. The Company has established a work-from-home policy for all employees, other than those performing or supporting business-critical operations, such as certain members of our laboratory and facilities staff. For those employees, we have implemented stringent safety measures designed to comply with applicable federal, state and local guidelines instituted in response to the COVID-19 pandemic. The Company has also maintained efficient communication with the Company’s partners and clinical sites as the COVID-19 situation has progressed. The Company has taken these precautionary steps while maintaining business continuity so that we can continue to progress our programs.

Basis of presentation

The condensed consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). The condensed consolidated financial statements include the Company’s accounts and those of its wholly-owned subsidiaries. All intercompany accounts, transactions and balances have been eliminated.

The condensed consolidated financial statements of the Company included herein have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Certain

information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) have been condensed or omitted from this report, as is permitted by such rules and regulations. Accordingly, these condensed consolidated financial statements should be read in conjunction with the consolidated financial statements as of and for the years ended December 31, 2018 and 2019, and the notes thereto, which are included elsewhere in this prospectus.

In the opinion of management, the information furnished reflects all adjustments, all of which are of a normal and recurring nature, necessary for a fair presentation of the results for the reported interim periods. The Company considers events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. The results of operations for interim periods are not necessarily indicative of results to be expected for the full year or any other interim period.

Note 2. Summary of significant accounting policies

The Company’s significant accounting policies are described in Note 2, “Summary of Significant Accounting Policies”, in our consolidated financial statements as of and for the years December 31, 2018 and 2019.

Recently adopted accounting standards updates

In August 2018 the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement. This standard modifies certain disclosure requirements on fair value measurements. We adopted the standard prospectively effective January 1, 2020. The adoption of this standard did not have a material impact on our interim disclosures and is not expected to have a material impact on our annual 2020 disclosures.

In November 2018 the FASB issued ASU No. 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606. This standard makes targeted improvements for collaborative arrangements as follows:

•

Clarifies that certain transactions between collaborative arrangement participants should be accounted for as revenue under ASC 606, Revenue from Contracts with Customers, when the collaborative arrangement participant is a customer in the context of a unit of account. In those situations, all the guidance in ASC 606 should be applied, including recognition, measurement, presentation and disclosure requirements;

•

Adds unit-of-account guidance to ASC 808, Collaborative Arrangements, to align with the guidance in ASC 606 (that is, a distinct good or service) when an entity is assessing whether the collaborative arrangement or a part of the arrangement is within the scope of ASC 606; and

•

Requires that in a transaction with a collaborative arrangement participant that is not directly related to sales to third parties, presenting that transaction together with revenue recognized under ASC 606 is precluded if the collaborative arrangement participant is not a customer.

The standard was adopted on January 1, 2020 and was applied retrospectively to when ASC 606 was adopted (January 1, 2017). It did not have a material impact on our consolidated financial position and results of operations.

Recently issued accounting standards and updates not yet effective

In February 2016 the FASB issued ASU No. 2016-02, Leases (Topic 842). This standard established a right-of-use model that requires all lessees to recognize right-of-use assets and liabilities on their balance sheet that arise from leases with terms longer than 12 months as well as provide disclosures with respect to certain qualitative and quantitative information related to their leasing arrangements. This standard becomes effective for the Company on January 1, 2021. The FASB has subsequently issued the following amendments to ASU 2016-02, which have the same effective date and transition date of January 1, 2019, and which the Company collectively refers to as the new leasing standards:

•

ASU No. 2018-01, Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842, which permits an entity to elect an optional transition practical expedient to not evaluate under Topic 842 land easements that exist or expired prior to adoption of Topic 842 and that were not previously accounted for as leases under the prior standard, ASC 840, Leases.

•	ASU No. 2018-10, Codification Improvements to Topic 842, Leases, which amends certain narrow aspects of the guidance issued in ASU 2016-02.

•

ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, which allows for a transition approach to initially apply ASU 2016-02 at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption as well as an additional practical expedient for lessors to not separate non-lease components from the associated lease component.

•	ASU No. 2018-20, Narrow-Scope Improvements for Lessors, which contains certain narrow scope improvements to the guidance issued in ASU 2016-02.

The Company plans to adopt the new leasing standards on January 1, 2021, using a modified retrospective transition approach to be applied to leases existing as of, or entered into after, January 1, 2021. The Company is reviewing its existing lease contracts and the impact of the new leasing standards on its consolidated results of operations, financial position and disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This standard requires that credit losses be reported using an expected losses model rather than the incurred losses model that is currently used, and establishes additional disclosures related to credit risks. For available-for-sale debt securities with unrealized losses, this standard now requires allowances to be recorded instead of reducing the amortized cost of the investment. This standard will be effective for the Company on January 1, 2023. The Company is currently evaluating the potential impact that this standard may have on its consolidated financial position and results of operations.

Note 3. Fair value measurements

The Company has certain assets recorded at fair value, which may be classified as Level 1, 2, or 3 within the fair value hierarchy:

•	Level 1—Fair values are determined utilizing prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

•

Level 2—Fair values are determined by utilizing quoted prices for identical or similar assets and liabilities in active markets or other market observable inputs such as interest rates, yield curves, and foreign currency spot rates.

•	Level 3—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The fair value hierarchy level is determined by asset and liability class based on the lowest level of significant input.

No financial instruments were measured at fair value on a recurring basis as of March 31, 2020. The following tables set forth the Company’s financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2019 (in thousands):

	December 31, 2019
(in thousands)	Level 1	Level 2	Level 3	Total
Preferred stock tranche rights liability	$—	$—	$5,400	$5,400

Totals	$—	$—	$5,400	$5,400

The fair value of the preferred stock tranche rights liability was estimated using a probability-weighted present value of the benefit of investment with the following significant unobservable inputs (Level 3):

	Valuation Dates
	December 31, 2018	March 31, 2019	December 31, 2019	March 23, 2020 (Tranche 3 settlement)
Implied equity value (in millions)	€30.8 ($35.4)	€48.8 ($54.8)	$74.4	$208.2

Probability of success of reaching necessary milestone:
Tranche 2 milestone	85% by March 31, 2019	92.5% by April 30, 2019	N/A	N/A
Tranche 3 milestone (by March 31, 2020)	90%	90%	90%	90%
Expected industry return over period during which milestones are expected to be achieved	15.0%	16.5%	15.0%	13.0%
Risk-free interest rate	2.5%	2.5%	2.3%	1.1%

The Series A and B Preferred Stock (see Note 8) were issued with anti-dilution warrants. The fair values at January 1, 2018 (Series A) and June 11, 2018 (Series B), were estimated using a Monte Carlo simulation model with the following significant unobservable inputs:

•	Annual volatility of 114.7%
•	Risk-free rate of 2.56%
•	Starting equity value of €28.3 million ($33.3 million)
•	Timing of future fund raise—June 2020
•	Amount of future fund raise—€30 million ($34.4 million)
•	Timing of liquidity event—December 2020

Accordingly, the anti-dilution warrants are classified as Level 3 in the fair value hierarchy. Due to the Share Exchange transaction on October 4, 2019 (see Note 7), there was no value to the anti-dilution warrants at December 31, 2019.

During the periods presented, the Company has not changed the manner in which it values assets and liabilities that are measured at fair value. The Company recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers within the hierarchy during the three month periods ended March 31, 2019 and 2020.

The following table presents changes during the three months ended March 31, 2019 and 2020 in Level 3 liabilities measured at fair value on a recurring basis:

(in thousands)	Preferred Stock Tranche Rights Liability	Anti-Dilution Warrants
Balances at January 1, 2019	$6,325	$401
Change in estimated fair value	(784)	—
Effects of exchange rate changes	(127)	(9)

Balances at March 31, 2019	5,414	392
Balances at January 1, 2020	5,400	—
Change in estimated fair value	(1,265)	—
Settlement of tranche right	(4,135)	—

Balances at March 31, 2020	$—	$—

The above fair value measurements are sensitive to changes in the underlying unobservable inputs. A change in those inputs could result in a significantly higher or lower fair value measurement.

There were no derivatives as of December 31, 2019 and March 31, 2020. Other non-financial assets such as property and equipment and intangibles are measured at Level 3 when there is an indicator of impairment and recorded at fair value when an impairment charge is recognized.

Note 4. Supplemental balance sheet information

Property and equipment

Property and equipment, net consisted of the following:

(in thousands)	December 31, 2019	March 31, 2020
Scientific equipment	$2,300	$2,271
Furniture & office equipment	346	361
Leasehold improvements	771	761

Total	3,417	3,393
Accumulated depreciation and amortization	(2,081)	(2,149)
Property & equipment, net	$1,336	$1,244

Depreciation and amortization expense was $0.1 million for the three month periods ended March 31, 2019 and 2020, respectively.

Accrued expenses and other current liabilities

Accrued liabilities consisted of the following:

(in thousands)	December 31, 2019	March 31, 2020
Accrued clinical trial costs	$2,683	$2,159
Accrued personnel costs	1,409	828
Accrued professional fees	30	25
Accrued other	140	209

Total accrued expenses and other current liabilities	$4,262	$3,221

Note 5. License and collaboration agreements

Adimab

In January 2017, the Company entered into a collaboration agreement (as amended, the Adimab Agreement) with Adimab, LLC (Adimab). Adimab has developed an antibody discovery and optimization technology platform. This collaboration enables the Company’s research and development efforts on discovery and optimization of new antibodies against immuno-oncology targets the Company may identify.

Under the terms of the Adimab Agreement, Adimab has granted the Company a worldwide, non-exclusive research license for a one-year research term period and evaluation period for up to 18 months per research program. The Company is required to use commercially reasonable efforts to perform its research activities under the Adimab Agreement and, if the Company exercises its right to obtain a development and commercialization license, the Company is required to use commercially reasonable efforts to pursue development and commercialization of a product directed to the applicable target. Under the terms of the Adimab Agreement, the Company granted Adimab a worldwide, non-exclusive license under all of its patents and know-how that are reasonably necessary or useful for Adimab to perform its research activities under the Adimab Agreement.

Payment terms to Adimab include a one-time upfront technology access fee in the tens of thousands and payments for research support. Adimab is entitled to additional fees of up to a maximum of $0.4 million on a program-by-program basis for the achievement of certain technical milestones, one of which was met and the Company paid $0.2 million in April 2017. Upon the Company’s exercise of an option for an exclusive development and commercialization license, with respect to a target, the Company is required to make a low single digit million-dollar payment to Adimab for each exercised option. For example, in August 2018, the Company paid a $1.0 million nonrefundable fee to exercise an option to acquire certain licenses from Adimab. One of the antibodies licensed under the Adimab Agreement is what the Company now refers to as EOS-448. In addition, on a per target basis, the Company may be required to pay development, regulatory and commercial milestones totaling up to an aggregate of $42.8 million for the first three products and additional milestone payments up to $13.5 million for each additional product. The Company will pay Adimab low to mid single-digit percentage royalties on a country-by-country and product-by-product basis, on worldwide net product sales of licensed products. Such royalties are payable until the later of (i) expiration of the last valid claim of a licensed patent right that covers such licensed product in such country, and (ii) ten years following the first commercial sale of such licensed product in such country. To date, the Company has paid a total of approximately $3.4 million to Adimab pursuant to the Adimab Agreement.

Adimab controls the filing, prosecution, maintenance and enforcement of the intellectual property that it licenses to the Company under the Adimab Agreement. The Company has the right to enforce such licensed intellectual property against infringement if the infringement is competitive with the Company’s licensed products and Adimab does not pursue enforcement. The Company controls the filing, prosecution, maintenance and enforcement of the intellectual property the Company licenses to Adimab under the Adimab Agreement and all program antibody patents.

The term of the Adimab Agreement will continue until the last to expire royalty term on a product-by-product and country-by-country basis if the Company exercises its option, or in the event no option is exercised, the conclusion of the last-to-expire evaluation term, unless terminated earlier by either party. Each party has the right to terminate the Adimab Agreement due to the other party’s uncured material breach or the Company’s abandonment of the product.

MSD International GmbH

On December 10, 2019, the Company entered into a Clinical Trial Collaboration and Supply Agreement (the MSD Agreement) with MSD International GmbH (MSD), a subsidiary of Merck & Co., Inc. Under the MSD Agreement, the Company will sponsor a clinical trial in which both the Company’s compound and MSD’s compound will be dosed in combination. The Company will conduct the research at their own cost and MSD will contribute its compound towards the study at no cost to the Company. The parties will equally own the clinical data and inventions from the study, with the exception of inventions relating solely to each party’s compound class. The MSD Agreement will expire upon the delivery of a written report on the results of the study, unless earlier terminated or agreed by the parties.

As of March 31, 2020, the study has not commenced and no compounds had been received from MSD.

Note 6. Government grant funding and potential repayment commitments under recoverable cash advance grants (RCAs)

The Company has been awarded grants from the Walloon Region, a federal region of Belgium (the Walloon Region) and the European Union (the granting agencies) to fund research and development activities. The grants reimburse a percentage (55-100%) of actual qualifying expenditures. The Company periodically submits proof of qualifying expenditures to the granting agencies for approval and reimbursement. During the three month periods ended March 31, 2019 and 2020, the Company received funding under several grants which included no obligation to repay and two grants that include potential obligations to repay (RCAs).

As the granting agencies do not meet the definition of a customer under Topic 606, qualifying grants receipts are recognized as grant income within other income in the condensed consolidated statement of operations and comprehensive loss. Grant income recognized under all of the grants for research and development expenditures totaled approximately $0.8 million and $1.6 million for the three months ended March 31, 2019 and 2020, respectively.

Grants which do not include an obligation to repay

For the three months ended March 31, 2019, the Company received $0.9 million and recognized $0.1 million in grant income. For the three months ended March 31, 2020, the Company received no cash and recognized $0.1 million in grant income. As of December 31, 2019 and March 31, 2020, the Company had grants receivable of $0.1 million, related to grants for research and development activities that include no repayment obligation. The total amount that the granting agencies have agreed to fund in the future if the Company incurs qualifying research and development expenses under these grants is $3.8 million.

Grants which include a potential obligation to repay—RCAs

On July 20, 2017, the Company entered into an arrangement whereby the Walloon Region will provide the Company with up to $20.8 million for a research and development program to perform clinical validation of an A2A receptor antagonist drug candidate for immune-oncology (RCA-1). The Company received $7.7 million under RCA-1 during the three months ended March 31, 2020.

On December 3, 2019, the Company entered into another recoverable cash advance with the Walloon Region (RCA-2) for up to $3.9 million to be received to fund a research and development program conducted to develop a TIGIT blocking antibody with anti-tumor properties. During the three months ended March 31, 2020, the Company received $1.9 million under the RCA-2 program.

Under the terms of both agreements, the Company must decide within 6 months after the end of the research period whether it will further pursue commercial development or out licensing of the drug candidate. The research period for RCA-1 and RCA-2 ends in December and February 2021, respectively, per the current agreements. The Company must repay 30% of the amount received under the grant by annual installments from 2022 to 2041 (the fixed annual repayments) unless the Company decides not to pursue commercial development or out licensing of the drug candidate, applies for a waiver from the Walloon Region justifying its decision based upon the failure of the program, and returns the intellectual property to the Walloon Region. Because of the requirement to repay 30% of the amounts received under the grant, the Company records the present value of such amounts as grants repayable on the condensed consolidated balance sheets.

In addition, in the event that the Company receives revenue from products or services related to the results of the research, it has to pay to the Walloon Region a 0.33% royalty on revenue resulting from RCA-1 and a 0.12% royalty on revenue resulting from RCA-2. The maximum amount payable to the Walloon Region under each grant, including the fixed annual repayments, the royalty on revenue, and the interest thereon, is twice the amount of funding received. The Company assessed whether there is an obligation to make a royalty payment based on the probability of successful completion of the research and development and future sales and commercial success of the drug candidate, and no grant repayable was recorded as of December 31, 2019 or March 31, 2020.

The Company recorded grant income in the condensed consolidated statements of operations and comprehensive loss for the three months ended March 31, 2019 and 2020 for amounts of grants received from the Walloon Region in the period during which the related qualifying expenses were incurred, net of any grants repayable recorded in the condensed consolidated balance sheets.

The Company recorded receivables on the condensed consolidated balance sheets related to amounts the Walloon Region owes the Company based on qualifying expenses incurred by the Company. The Company recorded deferred income in the condensed consolidated balance sheets for amounts received from the Walloon Region in advance of incurring qualifying expenses.

The following table reflects activity for grant programs for the three months ended March 31, 2019 and 2020:

(In thousands)	RCA -1		RCA-2		Other Grants		Total
	2019	2020	2019	2020	2019	2020	2019	2020
Cash received during the period	$—	$7,693	N/A	$1,938	$879	$—	$879	$9,631
Grant income recognized during the period	669	1,132	N/A	371	95	86	764	1,589
Grant receivable at the end of the period	4,449	—	676	—	71	102	5,196	102
Grant repayable at the end of the period	$1,397	$3,513	N/A	$558	$—	$—	$1,397	$4,071

Note 7. Stockholders’ equity (deficit)

Series B-2 preferred stock

On June 11, 2018, iTeos Belgium closed on a Subscription Agreement for its Series B Preferred Stock. At the closing of the Series B Subscription Agreement, iTeos Belgium issued 10,042,394 shares of Series B Preferred Stock in exchange for €1.99 per share ($2.35 per share), for total gross proceeds of €20.0 million ($23.5 million). The Subscription Agreement also included commitments from the same investors to acquire two additional tranches of Series B Preferred Stock (Committed Tranches) at the same share price, for a total investment of €62.0 million ($72.0 million). Additionally, there were 857,982 shares of Series B Preferred Stock issued on June 11, 2018 as a result of the conversion of a convertible note payable.

The subsequent closings of the Committed Tranches were contingent upon achieving the following milestones:

•

Second Tranche (10,042,405 shares for €20.0 million—$23.0 million)—the Company administers the drug to the first patient in the phase 1 clinical trials for A2A antagonist program within 12 months from the initial closing date (June 11, 2018). This tranche was settled in April 2019.

•

Third Tranche (11,046,657 shares for €22.0 million—$25.3 million)—the Company determines the recommended Phase 2 clinical dose of the A2A antagonist program. As part of the Share Exchange on October 4, 2019, the Series B Subscription Agreement was amended to transfer the obligation under the Third Tranche from iTeos Belgium to iTeos Inc.

On March 24, 2020, the Company issued 44,453,477 shares of Series B-2 Convertible Preferred Stock in exchange for gross proceeds of $125.4 million. Issuance costs were $0.3 million. Part of the Series B-2 shares issued served as settlement for the 11,046,657 Series B shares due to be issued under the Third Tranche noted above.

The Series B and Series B-2 preferred stock are collectively referred to as the “Senior Preferred Stock”.

Under the Amended and Restated Certificate of Incorporation dated March 24, 2020, the significant rights and preferences of the outstanding preferred stock of the Company are as follows:

Dividends—The Preferred Stock of the Company accrues dividends at a rate of 6% per annum on the original issue price. Dividends are cumulative and accrue whether declared or not.

Liquidation preference—In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event, as defined below, (and after payment of all liabilities and all costs incurred in connection with the Liquidation Event or setting aside of monies sufficient to cover such liabilities and costs), the net assets in cash, shares or other assets (Liquidation Proceeds) shall be distributed in the following order:

1)	First, the holders of Senior Preferred Stock (if necessary, on a pro rata basis) shall, in preference to any other outstanding securities, receive an amount equal to the original subscription price paid, plus accrued but unpaid dividends.

2)	Second, out of the remaining Liquidation Proceeds (if any), the holders of Series A Preferred stock (if necessary, on a pro rata basis) shall, in preference to other outstanding securities, receive an amount equal to the original subscription price paid plus accrued but unpaid dividends.

3)	Third, any remaining Liquidation Proceeds shall be distributed among the holders of the shares of preferred stock and common stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been mandatorily converted to common stock pursuant to the terms of the Amended and Restated Certificate of Incorporation.

Deemed liquidation event—Means (i) a merger or consolidation in which the Company is a constituent party or a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation, (ii) (a) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or (b) the sale or disposition of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company, or (iii) the transfer of more than a majority of the outstanding capital stock of the Company by way of sale or disposition (whether by merger, consolidation, or otherwise, and whether in a single transaction or a series of related transactions) or otherwise.

Redemption rights—At any time after the fifth anniversary of the original issue date of the Series B-2 Preferred Stock (March 24, 2025), upon a vote of 60% of the holders of Senior Preferred Stock, unless prohibited by Delaware law governing distributions to stockholders, shares of Senior Preferred Stock will be redeemed by the Company at a price equal to the greater of: 1) the applicable original issue price per share, plus any accrued but unpaid dividends and 2) the fair market value of the Senior Preferred Stock as of the date of the redemption request. Fair market value shall be based on the enterprise value without discount for illiquidity or lack of marketability, minority position, or transfer restrictions. Series A Preferred Stock is only redeemable upon a liquidity event.

Voting rights—All outstanding shares are entitled to one vote.

Optional conversion—Each share of Senior Preferred Stock is convertible, at the option of the holder, into shares of common stock at a ratio equal to the original applicable issuance price plus accrued but unpaid dividends divided by the applicable conversion price in effect at the time of conversion (initially equal to the applicable original issue price, adjusted going forward for any dilutive issuances, stock splits or similar events).

Mandatory conversion—Each share preferred stock (Series A and Senior Preferred) shall automatically convert into common shares at the then applicable conversion rate upon (i) vote by 60% of the then-outstanding shares of Senior Preferred Stock or, (ii) an initial public offering of the Company’s common stock at a price of at least $9.34 per share and a proposed offering size of at least $50.0 million.

Directors—The Series B-2 Preferred shareholders are entitled to elect 2 directors and the Series B Preferred shareholders are entitled to elect 3 directors out of the 9 directors of the Board.

Note 8. Stock-based compensation

On March 24, 2020, the Board of Directors approved an increase to the total authorized options under the 2019 Stock Option and Grant Plan to 3,464,316.

Stock-based compensation expense is classified in the condensed consolidated statements of operations and comprehensive loss as follows:

	Three months ended March 31,
(in thousands)	2019	2020
Research and development	$43	$50
General and administrative	162	136

Total stock-based compensation expense	$205	$186

The following table summarizes stock option activity for the three months ended March 31, 2020:

	Stock Options
	Shares	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value (in thousands)
Outstanding as of December 31, 2019	1,387,003	$4.62
Granted	463,422	2.95
Forfeited	(2,438)	4.30
Exercised	—	—

Outstanding as of March 31, 2020	1,847,987	$4.20	5.8	$952

Exercisable at March 31, 2020	697,600	$4.86	3.9	$354

The aggregate grant-date fair value of options awarded during the three month periods ended March 31, 2019 and 2020 was approximately $1.4 million and $1.0 million, respectively. As of March 31, 2020, there was a total of $1.9 million of unrecognized employee compensation costs related to non-vested stock option awards expected to be recognized over a weighted average period of 2.8 years.

The Company estimates the fair value of stock-based compensation utilizing the Black-Scholes option pricing model, which is dependent upon several variables, such as expected term, volatility, risk-free interest rate, and expected dividends. Each of these inputs is subjective and generally requires significant judgment to determine. Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period of the respective award.

The following key assumptions were used to determine the fair value of options granted:

	Three Months Ended March 31,
	2019	2020
Risk-free interest rate	2.5%	1.4%
Expected term (in years)	5	6
Expected volatility	93%	90%
Expected dividend yield	—	—
Estimated fair value of common stock	$2.38	$2.95

Note 9. Commitments and contingencies

Purchase commitments

The Company has contractual arrangements with research and development organizations and suppliers; however, these contracts are generally cancelable on 30-60 days’ notice and the obligations under these contracts are largely based on services performed. The Company may also enter into contracts in the normal course of business with clinical research organizations for clinical trials, with contract manufacturing organizations for clinical supplies and with other vendors for preclinical studies, supplies and other services and products for operating purposes. These contracts generally provide for termination on notice. As of December 31, 2019 and March 31, 2020, there were no amounts accrued related to termination charges.

Leases

The Company leases primarily office space in Charleroi, Belgium and Cambridge, Massachusetts under non-cancelable operating leases with expiration dates in December 2021 and May 2022, respectively, in addition to some small car leases that typically have four-year terms. Rent expense was $0.1 million for each of the three month periods ended March 31, 2019 and 2020, respectively.

As of March 31, 2020, the Company had the following future minimum lease payments under non-cancelable operating leases for the remainder of 2020 and the future years thereafter (in thousands):

Year ending December 31:
2020	$401
2021	523
2022	62
2023	6

Total	$992

In March 2019, the Company provided a letter of credit for approximately $57,000 to secure its obligation under its lease in Cambridge. The Company maintains that amount of cash on hand to fund any necessary draws on the letter of credit. In addition, the Company has approximately $64,000 on hand serving as a guarantee for its lease obligation in Belgium. These amounts have been classified as restricted cash in the condensed consolidated balance sheets as of December 31, 2019 and March 31, 2020.

Note 10. Related party transactions

On June 11, 2018, the Company entered into a Royalty Transfer Agreement with the charitable foundations of two of its investors (MPM Oncology Charitable Foundation, Inc. and UBS Optimus Foundation), which requires it to pay a royalty equal to 1% percent of its net product sales on any product developed or owned by iTeos Therapeutics, Inc. or iTeos Belgium SA, each year within 120 days following each year end. Such agreement was entered into as a result of the capital contributions received from the investors. As the Company has no product sales to date, no royalties were owed to these charitable foundations as of March 31, 2020.

Note 11. Net loss per share attributable to common stock

The following common stock equivalents were excluded from the calculation of net loss per share due to their anti-dilutive effective:

	March 31,
	2019	2020
Series B and B-2 Preferred Stock, as converted	3,450,203	20,297,760
Series A Preferred Stock, as converted	1,862,511	1,862,510
Profit certificates, as converted	7,022	—
Stock options outstanding	1,452,818	1,847,987

Total	6,772,554	24,008,257

The pro forma basic and diluted net loss per share of common stock has been prepared to give effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock as if such conversion occurred on the later of January 1, 2020, or the issuance date of the redeemable convertible preferred stock. Further, the unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited basic and diluted pro forma net loss per share of common stock excludes the effects of accretion of redeemable convertible preferred stock to redemption value and cumulative dividends on preferred stock because the calculation gives effect to the conversion of shares of preferred stock as if such conversion had occurred at January 1, 2020 or the date of the original issuance, whichever is later.

The following table reconciles the weighted average number of common shares used in basic and diluted earnings per share to the pro forma weighted average common shares outstanding for the three months ended March 31, 2020:

Weighted average number of common shares, basic and diluted	256,548
Pro forma adjustment to reflect automatic conversion of redeemable convertible preferred stock to common stock upon the completion of the proposed initial public offering	9,655,946

Pro forma weighted average common shares outstanding, basic and diluted	9,912,494

Note 12. Subsequent events

The Company evaluated all material subsequent events through May 22, 2020, the date the consolidated financial statements were available to be issued and through July 20, 2020, as it relates to the Reverse Stock Split. The following events occurred subsequent to March 31, 2020:

Approval for Grant and Grant of Stock Options

On May 1, 2020, the Company’s Board of Directors approved a grant of stock options to purchase 1,258,397 shares of common stock to employees, directors and consultants of the Company and the grant. The stock options have an exercise price of $4.24 per share, a 10-year contractual term and a four-year vesting period.

Reverse Stock Split

On July 20, 2020, the Company effected a 1-for-3.3115 reverse stock split of the Company’s common stock and adjusted the ratio at which the Company’s preferred stock is convertible into common stock, as well as the number of shares under the 2019 Stock Option and Grant Plan and the Amended and Restated Certificate of Incorporation of iTeos Therapeutics, Inc., as well as the share amounts of stock grants under the plan and the number of options and exercise prices of options under the plan as a result of the 1-for-3.3115 reverse stock split. All common shares, stock options, and per share information presented in the accompanying consolidated financial statements and notes thereto have been adjusted, where applicable, to reflect the reverse stock split on a retroactive basis for all periods presented. There was no change in the par value of the Company’s common stock.

8,900,000 shares

Common stock

Prospectus

J.P. Morgan	SVB Leerink	Piper Sandler

Wedbush PacGrow

                    , 2020

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq Global Market initial listing fee.

SEC registration fee	$23,914
FINRA filing fee	28,135
Nasdaq listing fee	25,000
Printing and engraving expenses	250,000
Legal fees and expenses	1,300,000
Accounting fees and expenses	1,200,000
Blue Sky fees and expenses (including legal fees)	10,000
Transfer agent and registrar fees and expenses	15,000
Miscellaneous	47,951

Total	$2,900,000

*	To be provided by amendment.

Item 14. Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law (the DGCL) authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our certificate of incorporation and bylaws to be in effect upon the closing of this offering that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our bylaws provide that:

•

we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•

we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify each of our directors, certain of our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director or executive officer in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended (the Securities Act).

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Securities Exchange Act of 1934.

Item 15. Recent sales of unregistered securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

(a) Issuances of capital stock

In June 2018, with subsequent offerings in April 2019, investors purchased an aggregate of 20,942,781 shares of iTeos Belgium SA Series B preferred stock for €41.7 million at approximately €1.99 per share.

In October 2019, we completed our corporate reorganization pursuant to which each shareholder of iTeos Belgium SA contributed their interests to iTeos Therapeutics, Inc. in exchange for newly issued shares of capital stock of iTeos Therapeutics, Inc. In connection with the corporate reorganization, we issued 256,548 shares of common stock, 5,583,329 shares of Series A-1 preferred stock, 584,397 shares of Series A-2 preferred stock and 20,942,781 shares of Series B preferred stock.

In March 2020, investors purchased an aggregate of 44,453,477 shares of our Series B-2 preferred stock for approximately $125,358,805 at $2.82 per share.

No underwriters were involved in the foregoing sales of securities. The sales of securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the securities for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

(b) Grants and exercises of stock options

We have granted stock options to purchase an aggregate of 3,323,378 shares of our common stock, with exercise prices ranging from $1.56 to $12.45 per share, to employees, directors and consultants pursuant to the 2019 Plan. Through the date of filing, 131,872 shares of common stock have been issued upon the exercise of stock options pursuant to the 2019 Plan.

The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans. The shares of common stock issued upon the exercise of options are deemed to be restricted securities for purposes of the Securities Act.

Item 16. Exhibits and financial statement schedules

(a) Exhibits.

Exhibit number	Exhibit table

1.1	Form of Underwriting Agreement

3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2	Form of Second Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)

3.3*	By-laws of the Registrant, as currently in effect

3.4	Form of Amended and Restated By-laws (to be effective upon the closing of this offering)

4.1*	Amended and Restated Stockholders’ Agreement, dated as of March 24, 2020

4.2	Form of Specimen Common Stock Certificate

5.1	Opinion of Goodwin Procter LLP

10.1*#	2019 Stock Option and Grant Plan, and forms of award agreements thereunder

10.2#	2020 Stock Option and Incentive Plan, and forms of award agreements thereunder

10.3*†	Second Amended and Restated Collaboration Agreement between iTeos Belgium SA and Adimab, LLC, dated July 23, 2018

10.4†	Master Services Agreement between iTeos Belgium and WuXi Biologics (Hong Kong) Limited, dated March 21, 2017

10.5#	2020 Employee Stock Purchase Plan

10.6#	Senior Executive Cash Incentive Bonus Plan

10.7#	Form of Officer Indemnification Agreement

10.8#	Form of Director Indemnification Agreement

10.9#	Employment Agreement between the Registrant and Michel Detheux, Ph.D., to be in effect upon the completion of this offering

10.10#	Employment Agreement between the Registrant and Matthew Call, to be in effect upon the completion of this offering

10.11#	Employment Agreement between the Registrant and Joanne Jenkins Lager, M.D., to be in effect upon the completion of this offering

10.12#	Employment Agreement between the Registrant and Matthew Gall, to be in effect upon the completion of this offering

10.13#	Form of Employee Confidentiality, Assignment, Nonsolicitation and Noncompetition Agreement

21.1*	Subsidiaries of the Registrant

23.1	Consent of Deloitte Bedrijfsrevisoren / Réviseurs d’Entreprises CVBA/SCRL

23.2	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page to this registration statement)

*	Previously filed.

#	Indicates a management contract or any compensatory plan, contract or arrangement.

†	Portions of this exhibit (indicated by asterisks) will be omitted in accordance with the rules of the Securities and Exchange Commission.

(a) Financial Statement Schedules.

None.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, iTeos Therapeutics, Inc. has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, State of Massachusetts, on the 20th day of July, 2020.

iTeos Therapeutics, Inc.

By:	/s/ Michel Detheux
Michel Detheux Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended this registration statement has been signed by the following persons in the capacities indicated on the 20th day of July, 2020.

Signature	Title
/s/ Michel Detheux Michel Detheux	Chief Executive Officer and Director (Principal Executive Officer)

* David L. Hallal	Director and Chairman of the Board of Directors

/s/ Matthew Gall Matthew Gall	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Priyanka Belawat	Director

* Detlev Biniszkiewicz	Director

* Aaron Davis	Director

* Derek DiRocco	Director

* Ansbert Gadicke	Director

* Tim Van Hauwermeiren	Director

* Ann D. Rhoads	Director

*By:	/s/ Michel Detheux
Michel Detheux Attorney-in-fact